The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended.

As submitted confidentially to the Securities and Exchange Commission on May 14, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Paramount Group, Inc.

(Exact name of registrant as specified in governing instruments)

1633 Broadway, Suite 1801

New York, NY 10019

(212) 237-3100

(Address, including Zip Code and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Albert Behler

President and Chief Executive Officer

Paramount Group, Inc.

1633 Broadway, Suite 1801

New York, NY 10019

(212) 237-3100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gilbert G. Menna Daniel P. Adams Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Tel: (617) 570-1000 Fax: (617) 523-1231	Stuart A. Barr Bruce W. Gilchrist Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 Tel: (202) 637-5600 Fax: (202) 637-5910

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 14, 2014

PROSPECTUS

             Shares

Common Stock

This is the initial public offering of the common stock of Paramount Group, Inc. We are selling              shares of our common stock.

No public market currently exists for our common stock. We currently expect the initial public offering price of our common stock to be between $         and $         per share. We intend to apply for the listing of our common stock on the New York Stock Exchange, or NYSE, under the symbol “PGRE.”

We intend to elect to be treated and to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014.

Shares of our common stock will be subject to the ownership and transfer limitations in our charter which are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a     % ownership limit. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares of our common stock on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about                     , 2014.

Book-Running Manager

BofA Merrill Lynch

Prospectus dated                     , 2014

[PICTURE, TEXT AND/OR GRAPHICS FOR INSIDE COVER]

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date as is specified in this prospectus.

Industry and Market Data

We use market data and industry forecasts and projections in this prospectus. Except as specifically noted otherwise, we have obtained all of the information, except for data regarding our company, under “Prospectus Summary—Market Information,” under “Industry and Market Data” and under “Business and Properties—Submarket and Building Overviews” and other market data and industry forecasts and projections contained in this prospectus under “Business and Properties—Our Competitive Strengths—Strong Internal Growth Prospects” and where otherwise indicated from market research prepared or obtained by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm, in connection with this offering. Such information is included herein in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, RCG in some cases has obtained market data and industry forecasts and projections

i

from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

In this prospectus:

The term “annualized rent” refers to the annualized monthly contractual rent under commenced leases, and is calculated by multiplying cash base rent (before abatements and free rent) for a specified month by 12.

The term “fully diluted basis” assumes the exchange of all outstanding common units in our operating partnership, or common units, and all outstanding long-term incentive plan units in our operating partnership, or LTIP units, for shares of our common stock on a one-for-one basis, which is not the same as the meaning of “fully diluted” under GAAP.

The term “GAAP” refers to accounting principles generally accepted in the United States.

The term “gross levered IRR,” for a property that was acquired or developed and then sold during a specified time period, refers to the levered internal rate of return calculated by us based on (i) equity invested and (ii) the value of total distributions from the property, less all sales costs, debt service and all other property-level fees where applicable, but before deduction of carried interests and asset management fees where applicable.

The term “net operating income” or “NOI” means total revenue (including rental revenue, tenant reimbursements, management, leasing services revenue and other income) less property-level operating expenses including allocated overhead. NOI excludes depreciation and amortization, general and administrative expenses, impairments, gain/loss on sale of real estate, interest expense and other non-operating expenses.

The term “our markets” refers to New York City, Washington, D.C. and San Francisco.

The term “our predecessor” refers collectively to nine entities owned by the children and surviving former spouse of the late Professor Dr. h.c. Werner Otto of Hamburg, Germany, or the Otto family, that will be contributing substantially all of their assets to us in the formation transactions described in this prospectus, including Paramount Group, Inc., a Delaware corporation, or our management company.

The term “Washington, D.C.” refers, except as otherwise specified herein, to the metropolitan area of Washington, D.C.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the consolidated and combined financial statements and the notes thereto and the other documents to which this prospectus refers before making an investment decision. References in this prospectus to “we,” “our,” “us” and “our company” refer to (i) Paramount Group, Inc., a Maryland corporation, together with our consolidated subsidiaries including Paramount Group Operating Partnership LP, a Delaware limited partnership, which we refer to in this prospectus as “our operating partnership,” after giving effect to the formation transactions described in this prospectus and (ii) our predecessor. Unless the context otherwise requires or indicates, the information contained in this prospectus assumes (i) the formation transactions, as described under the caption “Structure and Formation of Our Company” beginning on page 212, have been completed, (ii) the             shares of our common stock to be sold in this offering are sold at $        per share, which is the midpoint of the price range set forth on the front cover of this prospectus, (iii) no exercise by the underwriters of their option to purchase up to an additional             shares of our common stock, (iv) all property information is as of December 31, 2013, and (v) all pro forma financial or other information set forth in this prospectus is presented on the basis, and after making the adjustments, described in our unaudited pro forma consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

Our Company

We are one of the largest vertically-integrated real estate companies focused on owning, operating and managing high-quality, Class A office properties in select central business district, or CBD, submarkets of New York City, Washington, D.C. and San Francisco. As of December 31, 2013, our portfolio consisted of 12 Class A office properties and one retail property with an aggregate of approximately 10.4 million rentable square feet and was 90.5% leased to 249 tenants. Our New York City portfolio contributed 74.3% of our annualized rent as of December 31, 2013, while our Washington, D.C. and San Francisco portfolios contributed 11.8% and 13.9%, respectively.

Our portfolio reflects our strategy, which has been consistent for nearly 20 years, of concentrating on select submarkets within leading gateway cities in the U.S. that have high barriers to entry, are supply constrained, exhibit strong economic characteristics and have a deep pool of prospective tenants in various industries with a strong demand for high-quality office space. Our properties are located in premier submarkets within midtown Manhattan, Washington, D.C. and San Francisco. Within these submarkets, our portfolio includes Class A office properties that are consistently among the most sought after addresses in the business community. As a result of the strong underlying fundamentals in our submarkets, the location and high-quality of our assets and our proven management capabilities, we believe that our portfolio is well positioned to provide continued cash flow growth and value creation.

We have a demonstrated expertise in asset management, property management, leasing, acquisitions, repositioning, redevelopment and financing. Since 1995, we have acquired 27 high-quality office properties with a total value of approximately $10.5 billion in our markets. We have a well established reputation as a value-enhancing owner of Class A office properties in our markets and have a proven ability to redevelop and reposition acquired office properties to appeal to the most discerning tenants. Our organization brings an international understanding and sophistication to the marketing and management of our properties that resonates with our tenants, which include many of the world’s leading companies. We have an unwavering commitment to superior tenant service, which helps us attract and retain high-quality tenants. We believe our recognized commitment to excellence and demonstrated expertise in the ownership, acquisition, redevelopment and management of Class A office properties will enable us to maximize the operating performance and growth of our portfolio.

Our senior management team is led by Albert Behler, our President and Chief Executive Officer, who joined our predecessor in 1991 and has over 34 years of experience in the commercial real estate industry. When Mr. Behler joined our predecessor, he repositioned our diverse portfolio of real estate assets to focus primarily on Class A office properties in select submarkets of New York City. Since 1995, we have expanded our investment focus to include Class A office properties in select submarkets of Washington, D.C. and San Francisco that exhibit investment characteristics similar to those in our New York City submarkets. Overall, our senior management team has an average of 29 years of commercial real estate experience and has been with our company for an average of 14 years. Our senior management team members are proven stewards of investor capital with a remarkable track record through numerous economic cycles and have raised approximately $3.7 billion in equity capital from institutions and high-net-worth individuals since 1995. From the beginning of 1995 through the end of 2013, we have generated an aggregate gross levered IRR of 28.4% on our 15 realized property investments, which represents a total of $2.2 billion of proceeds.

Our predecessor was originally established in 1978 by Professor Dr. h.c. Werner Otto of Hamburg, Germany to invest in U.S. real estate as part of a distinguished international group of companies he founded. Today, these companies include: (i) the Otto Group, which is the world’s second largest online consumer retail vendor, one of the world’s leading retail mail order companies and the owner of Crate and Barrel; (ii) ECE Projektmanagement G.m.b.H. & Co. KG, which is the leading company in the development, planning, construction, leasing and management of shopping centers in Europe; and (iii) Park Property Management, which is a recognized owner and operator of apartment properties in Canada. In addition, the Otto family successfully made a significant investment in DDR Corp. in 2009 during the height of the financial crisis.

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership.

Our Properties

Our Portfolio Summary

The following table provides information about our portfolio as of December 31, 2013.

Property	Submarket	Rentable Square Feet (1)	Percent Leased (2)	Annualized Rent (3)		Annualized Rent Per Leased Square Foot (4)
New York City

Office Properties
1633 Broadway (5)	West Side	2,639,428	97.6%	$131,251,424		$ 64.98
1301 Avenue of the Americas (6)	Sixth Ave./Rock Center	1,770,510	79.6	98,235,143		70.42
31 West 52nd St (7)	Sixth Ave./Rock Center	786,647	100.0	51,799,920		68.61
1325 Avenue of the Americas (8)	Sixth Ave./Rock Center	819,503	83.3	37,666,739		58.33
900 Third Avenue	East Side	596,230	96.1	36,577,260		67.42
712 Fifth Avenue (9)	Madison/Fifth Avenue	543,341	93.4	46,995,407		95.83

Retail Property
718 Fifth Avenue (10)	Madison/Fifth Avenue	19,050	100.0%	$8,341,400		$437.87

Subtotal / Weighted Average		7,174,709	91.4%	$410,867,295		$ 70.12

Washington, D.C.
425 Eye Street	East End	380,090	84.6%	$13,567,965		$ 42.93
Liberty Place (11)	East End	174,201	99.3	10,556,513		68.77
1899 Pennsylvania Avenue (12)	CBD	192,481	81.0	11,752,902		77.91
2099 Pennsylvania Avenue	CBD	207,453	28.9	196,800	(13)	—	(14)
Waterview	Rosslyn, VA	647,243	98.9	29,052,226		46.23

Subtotal / Weighted Average		1,601,468	84.3%	$65,126,405		$ 51.95

San Francisco
One Market Plaza (15)	South Financial District	1,612,465	93.1%	$77,135,778		$ 58.50

Subtotal / Weighted Average		1,612,465	93.1%	$77,135,778		$ 58.50

Portfolio Total / Weighted Average		10,388,642	90.5%	$553,129,478		$ 65.60

(1)	Each of the properties in our portfolio has been measured or remeasured in accordance with either Real Estate Board of New York, or REBNY, or the Building Owners and Managers Association, or BOMA, 2010 measurement guidelines, and the square footages in the charts in this prospectus are shown on this basis. Total rentable square feet consists of 8,562,936 leased square feet, 586,772 square feet with respect to signed leases not commenced, 983,023 square feet available for lease, 28,676 building management use square feet, and 227,235 square feet from REBNY or BOMA 2010 remeasurement adjustments that are not reflected in current leases.

(2)	Based on leases signed as of December 31, 2013 and calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.

(3)	Represents annualized monthly contractual rent under leases commenced as of December 31, 2013, including percentage rent received from our theaters and retail space at 1633 Broadway for the year ended December 31, 2013. This amount reflects total cash and percentage rent before abatements. Abatements committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 were $22.0 million.

(4)	Represents annualized rent (less $3,941,446 for parking space, $1,696,281 for storage space, $3,942,879 for theater space and $364,020 for roof revenue) divided by leased square feet (excluding 586,772 square feet with respect to signed leases not commenced, 73,209 square feet for parking space, 59,871 square feet for storage space, 145,192 square feet for theater space, 4,449 square feet for roof space and 28,676 building management square footage) as set forth in note (1) above for the total.

(5)	We own a 75.5% interest in a joint venture that owns this property.

(6)	We own a 75.5% interest in a joint venture that owns this property.

(7)	We own a 62.3% aggregate interest in this property through two joint ventures.

(8)	We own a 50.0% interest in a joint venture that owns this property.

(9)	We own a 50.0% interest in a joint venture that owns a fee interest in a portion of the property and a ground leasehold interest in a portion of the property with a remaining term of approximately 11 years (expiring January 1, 2025). The ground lease features an installment sales contract to purchase the fee interest in the property covered by the lease from the ground lessor on January 2, 2015, subject to certain terms and conditions, for $12.1 million. We have an option to postpone the closing date until January 2, 2025, and if so exercised, the purchase price at closing will be $13.1 million.

(10)	We own a 25.0% interest in the property (based on our 50.0% interest in a joint venture that owns a 50.0% tenancy-in common interest in the property).

(11)	Annualized rent is converted from triple net to gross basis by adding expense reimbursements to base rent. Figures include $2,397,283 of reimbursement revenue attributable to tenants as of December 31, 2013.

(12)	Annualized rent is converted from triple net to gross basis by adding expense reimbursements to base rent. Figures include $4,300,004 of reimbursement revenue attributable to tenants as of December 31, 2013.

(13)	Represents rent received for parking space.

(14)	Does not reflect a lease signed for 59,133 rentable square feet commencing in July 2014, which will provide starting annualized rent of $2,854,191, or $48.27 per leased square foot.

(15)	An independent third party global investment and advisory firm has entered into a purchase agreement for a 49.0% interest in the joint venture that owns One Market Plaza. Following the closing of the transaction with the third party global investment and advisory firm and the completion of the formation transactions, we will own a 49.0% interest in the joint venture that owns One Market Plaza and we will indirectly wholly own the general partner of a limited partnership that owns a 2.0% interest in the joint venture that holds the property. As a result, we will effectively have 51.0% voting power in connection with the property.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office properties through the following competitive strengths:

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Premier Portfolio of High-Quality Office Properties in Most Desirable Submarkets. We have assembled a premier portfolio of Class A office properties located exclusively in carefully selected submarkets of New York City, Washington, D.C. and San Francisco. Our submarkets are among the strongest commercial real estate submarkets in the United States for office properties due to a combination of their high barriers to entry, constrained supply, strong economic characteristics and a deep pool of prospective tenants in various industries that have demonstrated a strong demand for high-quality office space. Our markets are international business centers, characterized by a broad tenant base with a highly educated workforce, a mature and functional transportation infrastructure and an overall amenity rich environment. These markets are home to a diverse range of large and growing enterprises in a variety of industries, including financial services, media and entertainment, consulting, legal and other professional services, technology, as well as federal government agencies. As a result of the above factors, the submarkets in which we are invested have generally outperformed the broader markets in which they are located. Within our targeted submarkets, we have assembled a portfolio of Class A office assets that are consistently among the most sought after addresses in the business community. According to RCG, given current market rents, construction costs and the lack of competitive development sites, most of our portfolio could not be replicated today on a cost-competitive basis, if at all. We believe the high-quality of our buildings, services and amenities, and their desirable locations should allow us to increase rents and occupancy to generate positive cash flow and growth. Furthermore, our portfolio also includes approximately 105,000 rentable square feet of exclusive retail space in the Fifth Avenue submarket, which commands rental rates that are among the highest per square foot of any retail space in the United States.

•	Deep Relationships with Diverse, High Credit-Quality Tenant Base. We have long-standing relationships with high-quality tenants, including Allianz, Bank of America Corporation, Barclays plc, Clifford Chance US LLP, Commerzbank AG, Crédit Agricole Corporate & Investment Bank, Corporate Executive Board Company, Deloitte & Touche LLP, Harry Winston Inc., Showtime Networks Inc., TD Bank, N.A. and the U.S. Federal Government. Approximately 53.5% of our annualized rent is derived from investment grade or nationally recognized tenants in their respective industries. As of December 31, 2013, our nearly 290 commercial tenant leases across our 249 tenants had an average size of approximately 31,138 rentable square feet and had a median size of approximately 8,003 rentable square feet. No tenant accounted for more than 5.2% of our annualized rent as of December 31, 2013.

•	Strong Internal Growth Prospects. We have substantial embedded rent growth within our portfolio as a result of the strong historical and projected future rental rate growth within our submarkets and contractual fixed rental rate increases included in our leases. As of December 31, 2013, the current market rents for the office space in our portfolio for which leases had commenced were % higher than the annualized rent from the in-place leases for this space based on our internal estimates used for budgeting purposes. In addition, RCG projects average increases in Class A office rents in midtown Manhattan, Washington, D.C. and San Francisco ranging from 3.1% to 5.5% per year through 2018. As a result, as our leases expire, we expect to realize significant rent growth as we mark these leases to market. As of December 31, 2013, the average duration of our leases, excluding month-to-month leases, is 9.2 years with an average remaining term of 7.5 years. Over the term of these leases, we also have embedded rent growth resulting from the fixed rental rate increases, which typically range from 2.0% to 3.0% per year.

•	Demonstrated Acquisition and Operational Expertise. Over the past nearly 20 years, we have developed and refined our highly successful real estate investment strategy. We have a proven reputation as a value-enhancing, hands-on operator of Class A office properties. We target opportunities with a value-add component, where we can leverage our operating expertise, deep tenant relationships, and proactive approach to asset and property management. In certain instances, we may acquire properties with existing or expected future vacancy or with significant value embedded in existing below-market leases, which we will be able to mark-to-market over time. Even fully leased properties from time to time present us with value-enhancing opportunities which we have been able to capitalize on in the past.

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Value-Add Renovation and Repositioning and Development Capabilities. We have expertise in renovating, repositioning and developing office properties, having made significant investments of over $100.0 million (excluding tenant improvement costs and leasing commissions) in four of our office properties since 1995. We have historically acquired well-located assets that have either suffered from a need for physical improvement to upgrade the property to Class A space, have been underperforming due to a lack of a coherent leasing and branding strategy or have been under-managed and could be immediately enhanced by our hands-on approach. We are experienced in upgrading, renovating and modernizing building lobbies, corridors, bathrooms, elevator cabs and base building systems and updating antiquated spaces to include new ceilings, lighting and other amenities. We have also successfully aggregated and are continuing to combine smaller spaces to offer larger blocks of space, including multiple floors, which are attractive to larger, higher credit-quality tenants. We believe that the post-renovation quality of our buildings and our hands-on asset and property management approach attract higher credit-quality tenants and allows us to grow cash flow.

•	Seasoned and Committed Management Team with Proven Track Record. Our senior management team, led by Albert Behler, our President and Chief Executive Officer, has been in the commercial real estate industry for an average of 29 years, and has worked at our company for an average of 14 years. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have developed relationships that enable us to secure high credit-quality tenants on attractive terms and provide us with potential off-market acquisition opportunities. We believe that our proven acquisition and operating expertise enables us to gain advantages over our competitors through superior acquisition sourcing, focused leasing programs, active asset and property management and first-class tenant service. Since 1995, members of our senior management team have raised approximately $3.7 billion in equity capital from institutional and high-net-worth investors. From the beginning of 1995 through the end of 2013, we have generated an aggregate gross levered IRR of 28.4% on our 15 realized property investments, which represents a total of $2.2 billion of proceeds. Upon completion of this offering, our senior management team is expected to own a significant amount of our common stock on a fully diluted basis, aligning their interests with those of our stockholders, and incentivizing them to maximize returns for our stockholders.

•	Strong Balance Sheet Well Positioned for Growth. Over the past several decades, we have built strong relationships with numerous lenders, investors and other capital providers. Our financing track record and depth of relationships provide us with significant financial flexibility and capacity to fund future growth in both good and bad economic environments. As of December 31, 2013, we had a strong pro forma capital structure that supports this flexibility and growth. Our pro forma net debt to total enterprise value is % and pro forma net debt to Adjusted EBITDA is x, each calculated on a pro rata basis. On a pro forma basis as of December 31, 2013, approximately % of our debt will be fixed rate, we will have no debt maturities prior to and the weighted average maturity of our pro forma indebtedness will be years. Upon completion of this offering, we expect we will have an undrawn $ million senior unsecured revolving credit facility and unencumbered properties totaling million rentable square feet.

•	Proven Investment Management Business. We have a successful investment management business, where we serve as the general partner and property manager of private equity real estate funds for institutional investors and high-net-worth individuals with combined assets aggregating approximately $8.2 billion as of December 31, 2013. We have also entered into a number of joint ventures with institutional investors, high-net-worth individuals and other sophisticated real estate investors through which we and our funds have invested in real estate properties. As part of the formation transactions, we will acquire most of the assets held by our private equity real estate funds while also retaining our investment management platform pursuant to which we will continue to manage our existing funds and joint ventures that will continue holding assets following the formation transactions. The continuing fees that we will earn in connection with this business will enhance our potential for higher overall returns. Additionally, although we intend to directly fund our future real estate investments following deployment of our existing funds’ remaining committed equity capital, our existing investment management platform should enable us to more easily supplement our direct capital sources through strategic joint ventures or pursue opportunities through new private equity real estate funds where advantageous.

Business and Growth Strategies

Our primary business objective is to enhance stockholder value by increasing cash flow from operations. The strategies we intend to execute to achieve this goal include:

•	Lease-up of Currently Available Space. Given current demand for high-quality Class A office space in our submarkets, we believe that we are well positioned to achieve significant internal growth through the lease-up of existing space in our portfolio. As of December 31, 2013, we had approximately 983,023 rentable square feet available to lease in our portfolio. Approximately 498,053 rentable square feet, or 50.7% of the total available rentable square feet, is highly attractive space in either our 1301 or 1325 Avenue of the Americas properties in the Sixth Avenue/Rockefeller Center submarket of midtown Manhattan, and approximately 147,506 square feet, or 15.0% of the total available rentable square feet, is highly desirable space in our 2099 Pennsylvania Avenue property in the CBD submarket of Washington, D.C. A large portion of the space we are currently marketing relates to one recent lease terminating at our 1301 Avenue of the Americas property and vacancy at our 2099 Pennsylvania Avenue property that was expected and underwritten at the time of acquisition in 2012. We are well positioned to continue our predecessor’s leasing momentum at these three properties and to increase revenue significantly over time. For example, if we were to achieve the submarket lease percentage at our current asking rents for these three properties, we would generate potential incremental annualized rent of approximately $ million.

•	Increase Existing Below-Market Rents. We believe we can capitalize on our high-profile institutional-quality portfolio by realizing the substantial embedded rent growth resulting from the combination of strong historical market rental rate growth in our submarkets and the long term nature of our existing leases. For example, we expect to benefit from the re-leasing of approximately 2.4 million square feet, or 23.1% (including month-to-month leases) of our office leases, through 2016, which we generally believe are currently at below-market rates. These expiring office leases represent a weighted average base rent of $ per square foot, as compared to a weighted average estimated current market rent of $ per square foot based on our internal estimates used for budgeting purposes. Assuming we could re-lease the approximately 2.4 million rentable square feet expiring through 2016 at the current weighted average estimated market rent of $ per square foot, we would generate potential incremental rental revenues of approximately $ million. Furthermore, 73.1% of these expiring leases are from our midtown Manhattan properties, where Class A office rents are expected to grow 4.0%, 5.3% and 6.0% in 2014, 2015 and 2016, respectively, with a forecasted annual rental growth through 2018 of 4.9%, according to RCG. Factoring in expected rental rate growth would even further increase the potential incremental rental revenues. As older leases expire, we expect to generate additional rental revenue by (i) continuing to upgrade certain space to further increase its value and (ii) increasing the total rentable square footage of such space as a result of remeasurements and application of market loss factors to the space.

•

Disciplined Acquisition Strategy Focused on Premier Submarkets and Assets. Since 1995, we have acquired 27 high-quality office properties with a total value of approximately $10.5 billion in our targeted submarkets of New York City, Washington, D.C. and San Francisco. We intend to continue our core strategy of acquiring, owning and operating Class A office properties within submarkets that have high barriers to entry, are supply constrained, exhibit strong economic characteristics and have a pool of prospective tenants in various industries that have a strong demand for high-quality office space. We believe that owning the right assets within the leading submarkets of the best office markets in the United States will allow us to generate strong cash flow growth and attractive long-term returns. We seek to acquire properties that will command premium rental rates and maintain higher occupancy levels than other properties in our markets. We will pursue opportunities to acquire office properties, but will maintain a disciplined approach to ensure that our acquisitions meet our core strategy. We are a highly active market participant that reviews numerous acquisition opportunities annually; however, we are highly selective in the properties that we ultimately acquire. We intend to strategically increase our market share in our existing submarkets and selectively enter into other submarkets with similar characteristics. Our acquisition strategy will focus primarily on long-term growth and total return potential rather than short-term cash returns. We believe we can utilize our deep industry relationships and our expertise in redeveloping and repositioning office properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Many of our predecessor’s acquisitions have been sourced on an off-market basis.

•	Redevelopment and Repositioning of Properties. We intend to redevelop or reposition certain properties that we currently own or that we acquire in the future, as needed. Prior to investment, we will apply rigorous underwriting analyses to determine whether additional investment in the property will improve occupancy and cash flow over the long term. By redeveloping and repositioning our properties, including creating additional amenities for our tenants, we endeavor to increase both occupancy and rental rates at these properties, thereby achieving superior risk-adjusted returns on our invested capital. We are currently embarking on redevelopment and repositioning projects at our One Market Plaza property in San Francisco and our 1633 Broadway property in New York. We estimate that the total cost for both of these projects will be approximately $30.0 million, and that we will achieve attractive risk-adjusted returns on this capital over time.

•	Proactive Asset and Property Management. We intend to continue our proactive asset and property management in order to increase occupancy and rental rates. We provide our own, fully integrated asset and property management, which includes in-house legal, marketing, accounting, finance and leasing departments for our portfolio and our own tenant improvement construction services. Our property management program includes cross functional training for best practices with a foundation that is rooted in our “Property Management Standards,” a set of internal policies and procedures, that is shared across the platform. The development and retention of top performing property management personnel have been critical to our success. Our leasing infrastructure includes a dedicated team of personnel that focuses on our target market of high credit-quality tenants that typically seek a larger footprint and a customized build-out from a reputable and reliable landlord. We utilize our comprehensive building management services and our strong commitment to tenant and broker relationships to negotiate attractive leasing deals and to attract and retain high credit-quality tenants. We proactively manage our rent roll, maintain continuous communication with our tenants and foster strong tenant relationships by being responsive to tenant needs.

Market Information

New York City Market

One of the world’s premier gateway cities, New York City is an international hub for business, politics, education and culture as well as a choice location for companies, residents and tourists alike. With a high concentration of tenants in finance, entertainment, advertising and many other industries, New York City is one of the most well-known office markets in the world. The market’s high barriers to entry, coupled with its wide array of industries with high demand for office space, provide stability through economic cycles and serve as a foundation for long-term growth. In addition, the lively, 24-7 environment attracts both domestic and international tourists, with more than 50 million visitors annually. New York’s tourism and high-income resident base also support its status as one of the most expensive retail markets in the country.

RCG believes that the midtown Manhattan office market fundamentals should continue to benefit from its status as a world class office location. The midtown Manhattan office market has the highest asking rental rates and among the highest occupancy rates in the United States and is characterized by high barriers-to-entry, limited new supply and strong prospects for continued job creation. As a result, RCG expects the midtown Manhattan office market to continue its strong recovery in rent growth and upward trends in occupancy. These trends are shown in the graphs below:

RCG expects the overall attractiveness of a midtown Manhattan location will lead to strong absorption of vacant Class A space through the expansion of tenants in industries such as professional services, technology, media and fashion. As the U.S. economy improves and the impact of a new regulatory environment is absorbed, following the implementation of the Dodd–Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, RCG also expects increased office space demand from financial services firms. RCG projects a decline in the overall midtown Manhattan vacancy rate to 9.2% in 2018 from 11.2% in the fourth quarter of 2013. Already achieving the highest rents in the nation, midtown Manhattan office market rents are expected to grow 5.3% in 2015 and 6.0% in 2016. By the end of 2018, RCG expects midtown Manhattan office rents to reach an average of $87.45 per square foot from the $69.52 per square foot seen at the end of 2013. The weighted average Class A rent at year-end 2013 was $74.12 per square foot, and RCG expects this space to exhibit a comparable or stronger growth trend during the next five years. High-quality buildings in premier submarkets such as Madison/Fifth Avenue and Sixth Avenue/Rockefeller Center as well as other properties that can provide the flexibility of open floor plans should continue to command premium rents as tenants exhibit a sustained flight-to-quality trend in the coming years.

Washington, D.C. Market

As the capital of the United States, Washington, D.C. is a gateway city that is famous throughout the world. Washington, D.C. is home to the White House, Congress and numerous international embassies. The city has a well-developed infrastructure, world-class museums and other cultural attractions, and a number of highly-regarded universities. A lack of land, the high cost of construction, and a strict regulatory environment lead to high barriers to new supply, while a large government presence and strong demand from tenants in a variety of industries support stability in the local office market.

While the District of Columbia already has some of the highest asking rental rates in the United States, RCG believes that, going forward, job growth and diminishing supply of available space in the District of Columbia office market will lead to increasing rent growth and occupancy, particularly in the most desirable submarkets and high-quality buildings. These trends are shown in the graphs below:

RCG believes that the District of Columbia office market is on track to generate positive absorption during the next five years because employment is expected to grow while the pace of new construction has ebbed, with a majority of the space currently under construction pre-leased. In addition to the decreased pace of construction, other projected economic indicators forecast a strong future for office activity. The expansion of private sector employers, aided by the growth of the region’s technology cluster, should further stimulate office leasing activity through 2018. This growth will be enhanced with resolution of political gridlock and resumption of the historical pattern of public sector expansion. Relatively limited new supply and strong leasing activity should result in a gradual decline in the vacancy rate to 12.1% in 2018. Strong demand will drive overall rent growth at an annual average rate of 3.1% to $56.94 per square foot by 2018. Based on a continued flight-to-quality and a lower level of new supply coming online, RCG believes that Class A and trophy-class rents should increase at an equivalent or faster pace. Also stemming from a flight-to-quality and more efficient space usage, highly desirable submarkets such as the CBD and East End, where our District of Columbia properties are located, should receive stronger demand than the overall District of Columbia office market.

San Francisco Market

The San Francisco Bay Area serves as a gateway city, the financial center of the West Coast of the United States and home to the high technology industry. A high-quality of life and plentiful job opportunities available in innovative industries attract talent from across the globe. Additionally, a cluster of top-tier research universities provides local employers with a steady pipeline of graduates. San Francisco’s unique attributes and attractions also draw visitors from around the world. The region’s advanced infrastructure, existing industry clusters and well-educated workforce support robust demand for office space throughout economic cycles, while high political and physical barriers to new supply limit the amount of new construction.

The San Francisco metro office market has among the highest asking rents and occupancy rates in the United States. The highly developed nature of the San Francisco CBD office market, coupled with high barriers to entry in the form of restrictive permitting, neighborhood resistance and high construction costs, results in a persistently low level of supply. RCG believes that continued growth of technology and its supporting industries should support sustained healthy market conditions in the San Francisco CBD office market during the next five years, allowing for a strong pace of rent appreciation and increases in occupancy. These trends are illustrated by the graphs below:

RCG forecasts an extended decline in the CBD office vacancy rate through the next five years, although temporary upticks will likely result as new projects come online and are leased up gradually. From 2014 to 2018, the CBD vacancy rate is anticipated to fall to 8.0%. During this period, RCG projects that the average asking rental rate should increase at an average annual pace of 5.5%, reaching more than $74.00 per square foot in 2018. Based on shifting tenant preferences including a flight-to-quality, RCG expects that Class A space should record comparable or stronger rent appreciation during this time. Additionally, office landlords in the South Financial District submarket should disproportionately benefit from the propensity of tenants in the expanding technology industry to favor space south of Market Street, which is where our San Francisco property is located.

Summary Risk Factors

An investment in our common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. The following is a list of some of these risks.

•	Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy levels, rental rates, rent collections, operating expenses, and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

•	All of our properties are located in New York City, Washington, D.C. and San Francisco, and adverse economic or regulatory developments in these areas could negatively affect our results of operations, financial condition and ability to make distributions to our stockholders.

•	We may be unable to renew leases, lease currently vacant space or vacating space on favorable terms or at all as leases expire, which could adversely affect our financial condition, results of operations and cash flow.

•	Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability, and impede our growth.

•	Contractual commitments with existing private equity real estate funds may limit our ability to acquire properties directly in the near term.

•	Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

•	Capital and credit market conditions may adversely affect our access to various sources of capital or financing and/or the cost of capital, which could impact our business activities, dividends, earnings and common stock price, among other things.

•	We may from time to time be subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

•	We depend on key personnel, including Albert Behler, our President and Chief Executive Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

•	The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

•	We may assume unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our business.

•	We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

•	High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

•	We may be unable to make distributions at expected levels, which could result in a decrease in the market value of our common stock.

•	We will owe certain taxes notwithstanding our qualification as a REIT.

•	REIT distribution requirements could adversely affect our liquidity and ability to execute our business plan.

Structure and Formation of Our Company

Our Company and the Formation Transactions

We were incorporated in Maryland as a corporation on April 14, 2014 to continue the business of our predecessor. Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which we will acquire our initial portfolio of properties, substantially all of the other assets of our predecessor and our other initial assets and liabilities in exchange for an aggregate of             shares of our common stock, common units and         in cash. Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, Paramount Group Operating Partnership LP, a Delaware limited partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. Additionally, we will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

Our Structure

The following diagram depicts our expected ownership structure upon completion of the formation transactions and this offering. Our operating partnership will own the various properties in our portfolio directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings. We refer to the persons and entities acquiring shares of our common stock or common units in the formation transactions as continuing investors.

(1)	Excluding the Otto family and members of our management and directors.
(2)	Certain assets are held in joint ventures with third party investors.

Benefits to Related Parties

In connection with the formation transactions and this offering, certain of our directors, director nominees, executive officers and our continuing investors will receive material financial and other benefits, including those set forth below.

•	Certain of our executive officers will receive shares of our common stock and common units, representing in the aggregate approximately % of our shares of outstanding common stock and % of our shares of outstanding common stock on a fully diluted basis, excluding shares of restricted common stock and LTIP units issuable pursuant to the 2014 Equity Incentive Plan.

•	Members of the Otto family, who own and control our predecessor, will receive shares of our common stock and common units, representing in the aggregate approximately % of our shares of outstanding common stock and % of our shares of outstanding common stock on a fully diluted basis, and $ in cash.

•	We will enter into a registration rights agreement pursuant to which certain of our continuing investors will have the right to cause us to register with the Securities and Exchange Commission, or the SEC, the resale of the shares of our common stock that they receive in the formation transactions or the resale or primary issuance of the shares of our common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares.

•	We currently anticipate that we will enter into an employment agreement with certain of our executive officers that will take effect upon completion of this offering.

•	We will enter into indemnification agreements with each of our executive officers, directors and director nominees, whereby we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

•	We will issue an aggregate of shares of restricted common stock and LTIP units to our executive officers, directors, director nominees and other employees pursuant to the 2014 Equity Incentive Plan.

•	In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to certain of our continuing investors to own up to shares of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

Distribution Policy

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We intend to maintain a distribution rate for the 12 month period following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We do not intend to reduce the expected distributions per share if the underwriters’ option to purchase additional shares of our common stock is exercised. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described herein.

Our Tax Status

We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our first taxable year ending December 31, 2014. We believe we have been organized, have operated and will operate in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders, computed without regard to the dividends paid deduction and excluding our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income.

In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. If we lose our REIT status, and the statutory relief provisions of the Code do not apply, we will be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular U.S. corporate tax rates. Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property and on taxable income that we do not distribute to our stockholders. See “U.S. Federal Income Tax Considerations.”

Restrictions on Ownership of Our Common Stock

Our charter prohibits any person or entity from actually or constructively owning shares in excess of     % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or     % in value of the aggregate of the outstanding shares of all classes and series of our stock. In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to certain of our continuing investors to own up to             shares of our outstanding common stock in the aggregate.

Restrictions on Transfer and Certain Indemnity Obligations for Holders of Common Stock and Units

We, our executive officers, directors and director nominees and the continuing investors that are receiving shares of our common stock or common units in the formation transactions have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, including common units, for 180 days after the date of this prospectus without first obtaining the written consent of             , subject to certain exceptions. In addition, each person or entity receiving shares of our common stock or common units will be subject to indemnification obligations relating to New York real property transfer tax if such person or entity transfers more than 50.0% of the shares of our common stock or common units received in the formation transactions within two years after this offering. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Conflicts of Interest

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units, which would make those transactions less desirable to them.

We intend to adopt policies that are designed to reduce certain potential conflicts of interests. See “Policies with Respect to Certain Activities—Conflict of Interest Policies.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.0 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Corporate Information

Our principal executive offices are located at 1633 Broadway, Suite 1801, New York, NY 10019. Our telephone number is (212) 237-3100. We maintain a website at                                         . Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

This Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (1)

Common stock and common units to be outstanding after this offering	shares and common units (1)(2)

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ billion ($ billion if the underwriters exercise their option to purchase up to an additional shares of our common stock in full). We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use substantially all of the net proceeds received from us to repay outstanding indebtedness and any applicable prepayment costs, exit fees and defeasance costs associated with such repayment, and to pay cash consideration in connection with the formation transactions. We expect to use any remaining net proceeds for general corporate purposes, capital expenditures and potential future acquisitions. See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 22 and other information included in this prospectus before investing in our common stock.

Proposed NYSE Symbol	“PGRE”

(1)	Includes (a) shares of our common stock to be issued in this offering, (b) shares of our common stock to be issued in connection with the formation transactions, (c) shares of restricted stock to be granted to our executive officers and employees concurrently with the completion of this offering and (d) shares of restricted stock to be granted to our non-employee directors concurrently with the completion of this offering. Excludes (i) shares of our common stock issuable upon the exercise in full of the underwriters’ option to purchase up to an additional shares from us, (ii) shares of our common stock available for future issuance under our 2014 Equity Incentive Plan and (iii) shares of our common stock that may be issued, at our option, upon exchange of common units to be issued in the formation transactions and common units that, subject to the satisfaction of certain conditions, are issuable upon conversion of LTIP units to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.

(2)	Includes common units expected to be issued in the formation transactions and LTIP units to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.

Summary Historical and Pro Forma Financial Data

The following table sets forth selected historical combined consolidated financial information and other data for the periods presented. The selected financial information as of December 31, 2013 and for the year ended December 31, 2013 has been derived from Paramount Predecessor’s audited combined consolidated financial statements included elsewhere in this prospectus. This financial information and other data should be read in conjunction with the audited combined consolidated financial statements and notes thereto included in this prospectus.

The unaudited pro forma consolidated financial data for the year ended December 31, 2013, is presented as if this offering and the formation transactions had occurred on December 31, 2013 for the pro forma consolidated balance sheet data and as of January 1, 2013 for the pro forma consolidated statement of income. This pro forma financial information is not necessarily indicative of what Paramount Group, Inc.’s actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent Paramount Group, Inc.’s future financial position or results of operations.

The following table also sets forth combined property-level financial data based on financial information included in Paramount Predecessor’s combined consolidated financial statements and Notes 3 and 4 thereto, which is presented for our properties on a combined basis for the years ended December 31, 2013 and 2012. This property-level information does not purport to represent Paramount Predecessor’s historical combined consolidated financial information and it is not necessarily indicative of our future results of operations. For example, we will not own 100.0% of all of our properties or consolidate the results of operations of all of our properties and, as a result, our results of operations going forward will differ from the property-level financial information shown below. However, in light of the significant differences that will exist between our future financial information and Paramount Predecessor’s historical combined consolidated financial information and the fact that we will account for our investments in several of our properties using the equity method of historical cost accounting, we believe that this presentation of property-level data will be useful to investors in understanding the historical performance of our properties on a property-level basis.

You should read the following information in conjunction with the information contained in “Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined consolidated financial statements and unaudited pro forma condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	(Pro Forma)		(Historical)
($ in thousands)	For the year ended December 31, 2013		For the year ended December 31, 2013
Statement of Operations Data:
Revenues
Rental income	$		$30,406
Tenant reimbursement income			1,821
Distributions from real estate fund investments			29,184
Realized and net change in unrealized gains (losses)			333,912
Fee income			26,426

Total Revenues			421,749

Expenses
Operating expenses			16,195
Depreciation and amortization			10,582
General and administrative			33,504
Profit sharing compensation			23,385
Other expenses			4,633

Total Expenses			88,299

Operating income			333,450
Income from partially owned entities			2,731
Unrealized gain (loss) on interest rate swaps			1,615
Interest and other income			9,407
Interest expense			(29,807)

Net income before taxes			317,396
Provision for income taxes			(11,029)

Net Income			306,367
Net income attributable to non-controlling interests in consolidated joint ventures and funds			(286,325)

Net income attributable to equity owners and operating partnership	$

Net income attributable to operating partnership

Net income attributable to equity owners	$		$20,042

Balance Sheet Data:
Rental property, net	$		$357,309
Total assets			2,960,387
Mortgage notes and loan payable			499,859
Preferred equity obligation			109,650
Total liabilities			897,247
Total equity			2,063,140
Other Data:
Cash NOI (1)	$
Pro Rata Share of Cash NOI (1)
Adjusted EBITDA (1)
FFO (1)
Core FFO (1)

	For the year ended December 31,
	2013		2012
Combined Property-Level Data:
Same Property Portfolio (2):
Rental income (excluding certain non-cash items) (1)		$518,076	$514,554
Operating expenses		253,104	249,753
Cash NOI (1)(3)		331,768	342,515
Total Portfolio
Rental income		554,564	675,556
Net income		72,319	66,851

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of these metrics and reconciliations of these metrics to the most directly comparable GAAP numbers.
(2)	The same property amounts include our twelve properties that were acquired or placed in service by our predecessor prior to January 1, 2012 and owned and in service through December 31, 2013, and as a result they exclude 2099 Pennsylvania Avenue which was acquired in January 2012.
(3)	Cash NOI for 2013 reflects a decrease of $12.0 million as a result of the termination of the Dewey & LeBoeuf LLP lease at 1301 Avenue of the Americas and a decrease of $ million as a result of abatements.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, financial condition and/or results of operations could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Real Estate

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy levels, rental rates, rent collections, operating expenses, and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

Unfavorable market conditions in the areas in which we operate and unfavorable economic conditions in the United States and globally may significantly affect our occupancy levels, rental rates, rent collections, operating expenses, the market value of our assets and our ability to strategically acquire, dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to lease our properties at favorable rates may be adversely affected by increases in supply of office space in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related rents decline. We expect that any declines in our occupancy levels, rental revenues and/or the values of our buildings would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition and the market value of our securities. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. Our business may also be adversely affected by local economic conditions, as all of our revenues are derived from properties located in New York City, Washington, D.C. and San Francisco. Factors that may affect our occupancy levels, our rental revenues, our NOI, our funds from operations and/or the value of our properties include the following, among others:

•	downturns in global, national, regional and local economic conditions;

•	declines in the financial condition of our tenants, many of which are financial, legal and other professional firms, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons;

•	the inability or unwillingness of our tenants to pay rent increases;

•	significant job losses in the financial and professional services industries, which may decrease demand for our office space, causing market rental rates and property values to be impacted negatively;

•	an oversupply of, or a reduced demand for, Class A office space;

•	changes in market rental rates in our markets; and

•	economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site associates and routine maintenance.

All of our properties are located in New York City, Washington, D.C. and San Francisco, and adverse economic or regulatory developments in these areas could negatively affect our results of operations, financial condition and ability to make distributions to our stockholders.

All of our properties are located in New York City, in particular midtown Manhattan, as well as Washington, D.C. and San Francisco. As a result, our business is dependent on the condition of the economy in those cities, which may expose us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in the New York City, Washington, D.C. and San Francisco economic and regulatory environments (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our rental revenues, and thus adversely affect our ability to service current debt and to pay dividends to stockholders.

We are subject to risks inherent in ownership of real estate.

Real estate cash flows and values are affected by a number of factors, including competition from other available properties and our ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations (including zoning, usage and tax laws), interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws and changes in environmental and other laws.

A significant portion of our portfolio’s annualized rent is generated from three properties.

As of December 31, 2013, three of our properties, 1633 Broadway, 1301 Avenue of the Americas and One Market Plaza, together accounted for approximately 55.4% of our portfolio’s annualized rent, and no other property accounted for more than approximately 10.0% of our portfolio’s annualized rent. Our results of operations and cash available for distribution to our stockholders would be adversely affected if 1633 Broadway, 1301 Avenue of the Americas or One Market Plaza were materially damaged or destroyed. Additionally, our results of operations and cash available for distribution to our stockholders would be adversely affected if a significant number of our tenants at these properties experienced a downturn in their business, which may weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy.

We may be unable to renew leases, lease currently vacant space or vacating space on favorable terms or at all as leases expire, which could adversely affect our financial condition, results of operations and cash flow.

As of December 31, 2013, we had approximately 983,023 rentable square feet of vacant space (excluding leases signed but not yet commenced) and leases representing 4.5% of the square footage of the properties in our portfolio will expire in 2014 (including month-to-month leases). We cannot assure you expiring leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates of our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders would be adversely affected.

The actual rents we receive for the properties in our portfolio may be less than estimated current market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

Throughout this prospectus, we make certain comparisons between our in-place rents and our internal estimates of current market rents for the office space in our portfolio used for budgeting purposes. As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated current market rents across the properties in our portfolio. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

We are exposed to risks associated with property redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

To the extent that we continue to engage in redevelopment and repositioning activities with respect to our properties, we will be subject to certain risks, which could adversely affect us, including our financial condition and results of operations. These risks include, without limitation, (i) the availability and pricing of financing on favorable terms or at all; (ii) the availability and timely receipt of zoning and other regulatory approvals; (iii) the potential for the fluctuation of occupancy rates and rents at redeveloped properties, which may result in our investment not being profitable; (iv) start up, repositioning and redevelopment costs may be higher than anticipated; and (v) cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions, or material shortages). These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our securities and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event that there are adverse economic conditions in the real estate market and demand for office space decreases, with respect to our current vacant space and upon expiration of leases at our properties, we may be required to increase tenant improvement allowances or concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants, all of which could negatively affect our cash flow. In addition, a few of our existing properties are pre-war office properties, which may require frequent and costly maintenance in order to retain existing tenants or attract new tenants in sufficient numbers. If the necessary capital is unavailable, we may be unable to make these significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

We depend on significant tenants in our office portfolio, which could cause an adverse effect on us, including our results of operations and cash flow, if any of our significant tenants were adversely affected by a material business downturn or were to become bankrupt or insolvent.

Our rental revenue depends on entering into leases with and collecting rents from tenants. As of December 31, 2013, our six largest tenants together represented 26.8% of our total portfolio’s annualized rent. As of December 31, 2013, The Corporate Executive Board Company, Barclays Capital Inc., Allianz Global Investors L.P., Crédit Agricole Corporate & Investment Bank, Clifford Chance US LLP and Dresdner Kleinwort Group Holdings, LLC leased an aggregate of 2,379,343 rentable square feet of office space at three of our office properties, representing approximately 23.4% of the total rentable square feet and approximately 26.8% of the annualized rent in our portfolio. General and regional economic conditions may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, which could potentially result in a failure to make timely rental payments and/or a default under their leases. In many cases, through tenant improvement allowances and other concessions, we have made substantial up front investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

The bankruptcy or insolvency of a major tenant or lease guarantor may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

If our tenants are unable to secure the necessary financing to operate their businesses, we could be adversely affected.

Many of our tenants rely on external sources of financing to operate their businesses. The U.S. may experience significant liquidity disruptions, resulting in the unavailability of financing for many businesses. If our tenants are unable to secure the necessary financing to continue to operate their businesses, they may be unable to meet their rent obligations or be forced to declare bankruptcy and reject their leases, which could adversely affect us.

Our dependence on rental income may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

A substantial portion of our income is derived from rental income from real property. See “Business and Properties—Overview—Our Portfolio Summary.” As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants, or any of our major tenants, (i) delay lease commencements, (ii) decline to extend or renew leases upon expiration, (iii) fail to make rental payments when due or (iv) declare bankruptcy. Any of these actions could result in the termination of the tenants’ leases with us and the loss of rental income attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet debt and other financial obligations and our ability to make distributions to our stockholders.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. The Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties. Furthermore, we will be subject to U.S. federal income tax at the highest regular corporate rate, which is currently 35%, on certain built-in gain recognized in connection with a taxable disposition of a number of our properties for a period of up to 10 years following the completion of the formation transactions, which may make an otherwise attractive disposition opportunity less attractive or even impractical. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the office buildings in our portfolio promptly in response to changes in economic or other conditions.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability and impede our growth.

We compete with numerous commercial developers, real estate companies and other owners of real estate for office buildings for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors will compete with us to acquire existing properties and to develop new properties. Our markets are each generally characterized by high barriers-to-entry to construction and limited land on which to build new office space, which contributes to the competition we face to acquire existing properties and to develop new properties in these markets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of real estate in our markets is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

The historical levered IRR attributable to performance of certain past investments may not be indicative of our future results and may not be comparable to levered IRR information provided by other companies.

We have presented in this prospectus levered IRR information relating to the historical performance of certain investments. When considering this information you should bear in mind that these historical results may not be indicative of the future results that you should expect from us. In particular, our results could vary significantly from the historical results. In addition, our levered IRR may not be comparable to levered IRR information provided by other companies that calculate this metric differently.

We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

Our San Francisco properties are located in the general vicinity of active earthquake faults. Our New York City and Washington, D.C. properties are located in areas that could be subject to windstorm losses. Insurance coverage for earthquakes and windstorms can be costly because of limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. In addition, our New York City, Washington, D.C. and other properties may be subject to a heightened risk of terrorist attacks. We carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties with limits and on terms we consider commercially reasonable. We cannot assure you, however, that our insurance coverage will be sufficient or that any uninsured loss or liability will not have an adverse effect on our business and our financial condition and results of operations.

We are subject to risks from natural disasters such as earthquakes and severe weather.

Natural disasters and severe weather such as earthquakes, tornadoes, hurricanes or floods may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake, especially in the San Francisco Bay Area) or destructive weather event (such as a hurricane, especially in New York City or Washington, D.C. area) affecting a region may have a significant negative effect on our financial condition and results of operations. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather. We also are exposed to risks associated with inclement winter weather, particularly in the Northeast states in which many of our properties are located, including increased need for maintenance and repair of our buildings.

Climate change may adversely affect our business.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations.

Actual or threatened terrorist attacks may adversely affect our ability to generate revenues and the value of our properties.

We have significant investments in large metropolitan markets that have been or may be in the future the targets of actual or threatened terrorism attacks, including New York City, Washington, D.C. and San Francisco. As a result, some tenants in these markets may choose to relocate their businesses to other markets or to lower-profile office buildings within these markets that may be perceived to be less likely targets of future terrorist activity. This could result in an overall decrease in the demand for office space in these markets generally or in our properties in particular, which could increase vacancies in our properties or necessitate that we lease our properties on less favorable terms or both. In addition, future terrorist attacks in these markets could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially. See also “—We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.”

We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations.

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or from adjacent properties used for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. See “Business and Properties—Regulation—Environmental and Related Matters.”

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs, liabilities, or other remedial measures will not have an adverse effect on our financial condition and results of operations.

We may incur significant costs complying with the Americans with Disabilities Act of 1990, or the ADA, and similar laws, which could adversely affect us, including our future results of operations and cash flow.

Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with the ADA. If one or more of our properties were not in compliance with the ADA, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with the ADA or similar laws. Substantial costs incurred to comply with the ADA and any other legislation could adversely affect us, including our future results of operations and cash flow.

Our breach of or the expiration of our ground lease could adversely affect our results of operations.

Our interest in one of our commercial office properties, 712 Fifth Avenue, New York, New York, is partially subject to a long-term leasehold of the land and the improvements, rather than a fee interest in the land and the improvements. If we are found to be in breach of this ground lease, we could lose the right to use part of the property. In addition, unless we purchase the underlying fee interest in the portion of the property covered by the lease or extend the terms of our lease for this portion of the property before expiration on terms significantly comparable to our current lease, we will lose our right to operate part of this property and our leasehold interest in part of this property or we will continue to operate it at much lower profitability, which would significantly adversely affect our results of operations. In addition, if we are perceived to have breached the terms of this lease, the fee owner may initiate proceedings to terminate the lease. The remaining term of this long-term lease, including unilateral extension rights available to us, is approximately 11 years (expiring January 1, 2025). The ground lease terms feature an installment sales contract to purchase the property on January 2, 2015, subject to certain terms and conditions, for $12.1 million. We have an option to postpone the closing date until January 2, 2025, and if so exercised, the purchase price at closing will be $13.1 million. Annualized rent from this property as of December 31, 2013 was approximately $47.0 million.

Our option property is subject to various risks and we may not acquire it.

We will enter into an option to acquire 60 Wall Street, New York, New York. 60 Wall Street is exposed to many of the same risks that may affect the other properties in our portfolio. The terms of the option agreement relating to 60 Wall Street were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties. It may become economically unattractive to exercise our option with respect to 60 Wall Street. These risks could cause us to decide not to exercise our option to purchase this property in the future.

We may be unable to identify and successfully complete acquisitions and, even if acquisitions are identified and completed, including potentially the option property, we may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

Our ability to identify and acquire properties on favorable terms and successfully operate or redevelop them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. In this event, we may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all, including potentially the option property. We may spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Further, acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures. We may also be unable to integrate new acquisitions into our existing operations quickly and efficiently, and as a result, our results of operations and financial condition could be adversely affected. Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our securities.

We may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Should we decide at some point in the future to expand into new markets, we may not be successful, which could adversely affect our financial condition, results of operations, cash flow and market value of our securities.

If opportunities arise, we may explore acquisitions of properties in new markets. Each of the risks applicable to our ability to acquire and integrate successfully and operate properties in our current markets is also applicable in new markets. In addition, we will not possess the same level of familiarity with the dynamics and market conditions of the new markets we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve our desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, the market value of our securities and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact the market value of our securities.

A decline in the fair market value of our assets may require us to recognize an other-than-temporary impairment against such assets under GAAP if we were to determine that we do not have the ability and intent to hold any assets in unrealized loss positions to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. In such event, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale, which may adversely affect our financial condition, liquidity and results of operations.

We are subject to risks involved in real estate activity through joint ventures and private equity real estate funds.

We have in the past, are currently and may in the future acquire and own properties in joint ventures and private equity real estate funds with other persons or entities when we believe circumstances warrant the use of such structures. Upon closing of this offering, we will manage private equity real estate funds holding U.S. operating or development properties with combined assets aggregating $         billion. Joint venture and fund investments involve risks, including: the possibility that our partners might refuse to make capital contributions when due; that we may be responsible to our partners for indemnifiable losses; that our partners might at any time have business or economic goals that are inconsistent with ours; and that our partners may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. We and our respective joint venture partners may each have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction, without our consent or on unfavorable terms. In some instances, joint venture and fund partners may have competing interests in our markets that could create conflicts of interest. These conflicts may include compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures or funds does not operate in compliance with the REIT requirements. Further, our joint venture and fund partners may fail to meet their obligations to the joint venture or fund as a result of financial distress or otherwise, and we may be forced to make contributions to maintain the value of the property. We will review the qualifications and previous experience of any co-venturers or partners, although we do not expect to obtain financial information from, or to undertake independent investigations with respect to, prospective co-venturers or partners. To the extent our partners do not meet their obligations to us or our joint ventures or funds or they take action inconsistent with the interests of the joint venture or fund, we may be adversely affected.

Contractual commitments with existing private equity real estate funds may limit our ability to acquire properties directly in the near term.

Paramount Group Real Estate Fund VII, LP and its parallel fund, or Fund VII, is one of our private equity real estate funds and is actively engaged in acquisition activities. In connection with the formation of Fund VII, we agreed that we would make all investments that meet its stated investment objectives through Fund VII (provided that Fund VII is able to participate in the investment), until approximately July 21, 2017, unless we, as the general partner of Fund VII, choose to shorten the period or extend it until July 21, 2018. Because of the exclusivity requirements of Fund VII, we may be required to acquire properties through this fund that we otherwise would have acquired through our operating partnership, which may prevent our operating partnership from acquiring attractive investment opportunities and adversely affect our growth prospects. Alternatively, we may choose to co-invest with Fund VII as a joint venture partner to the extent it is determined that it is in the best interest of Fund VII. In connection with any property that we co-invest in with Fund VII, Fund VII will have the authority, subject to our consent in limited circumstances, to make most of the decisions in connection with such property. Such authority in connection with a co-investment could subject us to the applicable risks described above.

We share control of some of our properties with other investors and may have conflicts of interest with those investors.

While we make all operating decisions for certain of our joint ventures and private equity real estate funds, we are required to make other decisions jointly with other investors who have interests in the relevant property or properties. For example, the approval of certain of the other investors may be required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties, as well as bankruptcy decisions. We might not have the same interests as the other investors in relation to these decisions or transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducements to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and third-party rights provisions, such as consent rights to certain transactions, apply to sales or transfers of interests in our properties owned in joint ventures. Consequently, decisions to buy or sell interests in properties relating to our joint ventures may be subject to the prior consent of other investors. These restrictive provisions and third-party rights may preclude us from achieving full value of these properties because of our inability to obtain the necessary consents to sell or transfer these interests.

Risks Related to Our Business and Operations

Capital and credit market conditions may adversely affect our access to various sources of capital or financing and/or the cost of capital, which could impact our business activities, dividends, earnings and common stock price, among other things.

In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use third-party financing to fund acquisitions and to refinance indebtedness as it matures. As of December 31, 2013, on a pro forma basis, we had no corporate debt and $        billion in asset-level debt, and we expect to have approximately $        million of available borrowing capacity under the new revolving credit facility that we intend to enter into in connection with this offering. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our acquisition, development and redevelopment activity and/or take other actions to fund our business activities and repayment of debt, such as selling assets, reducing our cash dividend or paying out less than 100% of our taxable income. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years (reflected in higher interest rates for debt financing or a lower stock price for equity financing) our earnings per share and cash flow could be adversely affected. In addition, the price of our common stock may fluctuate significantly and/or decline in a high interest rate or volatile economic environment. If economic conditions deteriorate, the ability of lenders to fulfill their obligations under working capital or other credit facilities that we may have in the future may be adversely impacted.

The form, timing and/or amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

The form, timing and/or amount of dividend distributions will be declared at the discretion of our board of directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements applicable to REITs under the Code and other factors as our board of directors may consider relevant.

We may from time to time be subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

We are a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which we may be subject from time to time may result in defense costs, settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flow, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition and results of operations. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We depend on key personnel, including Albert Behler, our President and Chief Executive Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

There is substantial competition for qualified personnel in the real estate industry and the loss of our key personnel could have an adverse effect on us. Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Albert Behler, our President and Chief Executive Officer, who has extensive market knowledge and relationships and exercises substantial influence over our acquisition, redevelopment, financing, operational and disposition activity. Among the reasons that Albert Behler is important to our success is that he has a national, regional and local industry reputation that attracts business and investment opportunities and assists us in negotiations with financing sources and industry personnel. If we lose his services, our business and investment opportunities and our relationships with such financing sources and industry personnel could diminish.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying or attracting investment opportunities and negotiating with sellers of properties. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and industry participants, which could negatively affect our financial condition, results of operations and cash flow.

Breaches of our data security could adversely affect our business, including our financial performance and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and/or loss of this information may result in legal liability and costs (including damages and penalties) that could adversely affect our business, including our financial performance and reputation.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of our properties are owned, and all of our operations are conducted, by our operating partnership and our other subsidiaries, joint ventures and private equity real estate funds. As a result, we depend on distributions and other payments from our operating partnership and our other subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and cash flow and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries’ debt or other obligations that are senior to our claims.

Risks Related to Our Organization and Structure

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

There are provisions in our charter and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

In order to qualify as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year (beginning with our second taxable year as a REIT). In order to help us qualify as a REIT, our charter generally prohibits any person or entity from actually or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, (i) more than     % (in value or in number of shares, whichever is more restrictive) of the issued and outstanding shares of any class or series of our stock or (ii) more than     % in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case, excluding any shares of our stock not treated as outstanding for U.S. federal income tax purposes. Subject to the exceptions described below, our charter further prohibits any person or entity from actually or constructively owning shares in excess of these limits. We refer to these restrictions as the “ownership limits.” These ownership limits may prevent or delay a change in control and, as a result, could adversely affect our stockholders’ ability to realize a premium for their shares of our common stock. In connection with the formation transactions, our board of directors will grant waivers to             and certain of their affiliates to own up to             shares of our outstanding common stock in the aggregate.

In addition, certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including the Maryland business combination and control share provisions. See “Material Provisions of Maryland Law and Our Charter and Bylaws.”

As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), which we refer to as an opt in to the business combination provisions, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. In addition, as permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended, which we refer to as an opt in to the control share acquisition provisions, only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

In addition, the provisions of our charter on the removal of directors and the advance notice provisions of our bylaws, among others, could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of directors may delegate such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our board of directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to do so, we may adopt policies that may have an adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our charter and bylaws will also authorize us to indemnify our officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law and indemnification agreements that we have entered into with our executive officers will require us to indemnify such officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited with respect to directors and may be limited with respect to officers. In addition, we will be obligated to advance the defense costs incurred by our directors and our executive officers pursuant to indemnification agreements, and may, in the discretion of our board of directors, advance the defense costs incurred by our officers, our employees and other agents, in connection with legal proceedings.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any of its partners, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we will have duties and obligations to our operating partnership and its limited partners under Delaware law as modified by the partnership agreement of our operating partnership in connection with the management of our operating partnership as the sole general partner. The limited partners of our operating partnership expressly will acknowledge that the general partner of our operating partnership will be acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, the general partner will be under no obligation to give priority to the separate interests of (i) the limited partners of our operating partnership (including, without limitation, the tax interests of our limited partners, except as provided in a separate written agreement) or (ii) our stockholders. Nevertheless, the duties and obligations of the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company and our stockholders.

If there are deficiencies in our disclosure controls and procedures or internal control over financial reporting, we may be unable to accurately present our financial statements, which could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

As a publicly-traded company, we will be required to report our financial statements on a consolidated basis. Effective internal controls are necessary for us to accurately report our financial results. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm issue an opinion with respect to the effectiveness of our internal control over financial reporting. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, as we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our public company reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions, and the consideration given by us in exchange for them may exceed their fair market value.

We did not negotiate the value of our properties at arm’s-length as part of the formation transactions. In addition, the value of the shares of our common stock, and the common units that we will issue in exchange for contributed property interests and other assets, will increase or decrease if our common stock price increases or decreases. The initial public offering price of shares of our common stock will be determined in consultation with the underwriters. The aggregate historical combined net tangible book value of our predecessor to be contributed to us was approximately $             million as of December 31, 2013. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, our value, represented by the initial public offering price of shares of our common stock, may exceed the fair market value of our individual properties.

We may assume unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our business.

As part of the formation transactions, we (through corporate acquisitions and contributions to our operating partnership) will acquire the properties and assets of our predecessor and certain other assets, subject to existing liabilities, some of which may be unknown at the time this offering is consummated. As part of the formation transactions, each of the entities comprising our predecessor and the private equity real estate funds controlled by our management company that are contributing assets to us will make representations, warranties and covenants to us regarding the entities and assets that we are acquiring in the formation transactions and we will be indemnified in an amount up to $        for claims made with respect to breaches of such representations, warranties or covenants following the completion of this offering. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse for such liabilities. Any unknown or unquantifiable liabilities that we assume in connection with the formation transactions for which we have no or limited recourse could adversely affect us. See “—We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations” as to the possibility of undisclosed environmental conditions potentially affecting the value of the properties in our portfolio.

Certain members of our senior management team exercised significant influence with respect to the terms of the formation transactions, including the economic benefits they will receive, as a result of which the consideration given by us may exceed the fair market value of the properties.

We did not conduct arm’s-length negotiations with the continuing investors that are members of our senior management team with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team had the ability to influence the type and level of benefits that they and our other officers will receive from us. In addition, certain members of our senior management team had substantial pre-existing ownership interests in our predecessor and will receive substantial economic benefits as a result of the formation transactions. As a result, the terms of the formation transactions may not be as favorable to us as if they were negotiated at arm’s-length. In addition, the terms of the option agreement relating to the option property also were not determined by arm’s-length negotiations, and such terms may be less favorable to us than those that may have been obtained through negotiations with third parties.

We may pursue less vigorous enforcement of terms of the formation transaction agreements because of conflicts of interest with certain members of our senior management team, which could have an adverse effect on our business.

Certain members of our senior management team have ownership interests in our predecessor that we will acquire in the formation transactions upon completion of this offering. As part of the formation transactions, we will be indemnified for certain claims made with respect to breaches of such representations, warranties or covenants by certain contributing entities following the completion of this offering. Such indemnification is limited, however, and we are not entitled to any other indemnification in connection with the formation transactions. See “—We may assume unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our business” above. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our executive officers given their significant knowledge of our business, relationships with our customers and significant equity ownership in us, and this could have an adverse effect on our business.

Risks Related to Our Indebtedness and Financing

We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of December 31, 2013, on a pro forma basis, we had approximately $         billion of total combined indebtedness. As of December 31, 2013, on a pro forma basis, we had no corporate debt and $        billion in asset-level debt, and we expect to have approximately $         million of available borrowing capacity under the new senior unsecured revolving credit facility that we intend to enter into in connection with this offering.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fully implement our capital expenditure, acquisition and redevelopment activities, or meet the REIT distribution requirements imposed by the Code. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	force us to dispose of one or more of our properties, possibly on unfavorable terms (including the possible application of the 100% tax on income from prohibited transactions, discussed below in “U.S. Federal Income Tax Considerations”) or in violation of certain covenants to which we may be subject;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code, and, in the case of some of our properties, expose us to entity-level sting tax. See “U.S. Federal Income Tax Considerations—Classification and Taxation of Paramount Group, Inc. as a REIT—Sting Tax on Built-in Gains of Former C Corporation Assets.”

As leases expire, we may be unable to refinance current or future indebtedness on favorable terms, if at all.

We may not be able to refinance existing debt on terms as favorable as the terms of existing indebtedness, or at all, including as a result of increases in interest rates or a decline in the value of our portfolio or portions thereof. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds from other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may cross default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness to be Outstanding After this Offering.” We also may be forced to limit distributions and may be unable to meet the REIT distribution requirements imposed by the Code. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations and could adversely affect our ability to make distributions to our stockholders.

We may not have sufficient cash flow to meet the required payments of principal and interest on our debt or to pay distributions on our shares at expected levels.

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our shares at expected levels. In this regard, we note that in order for us to continue to qualify as a REIT, we are required to make annual distributions generally equal to at least 90% of our taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. In addition, as a REIT, we will be subject to U.S. federal income tax to the extent that we distribute less than 100% of our taxable income (including capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified by the Code. These requirements and considerations may limit the amount of our cash flow available to meet required principal and interest payments.

If we are unable to make required payments on indebtedness that is secured by a mortgage on our property, the asset may be transferred to the lender with a consequent loss of income and value to us, including adverse tax consequences related to such a transfer.

Our debt agreements include restrictive covenants, requirements to maintain financial ratios and default provisions which could limit our flexibility, our ability to make distributions and require us to repay the indebtedness prior to its maturity.

The mortgages on our properties contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change

insurance coverage. As of December 31, 2013, on a pro forma basis, we had $         billion of combined U.S. property mortgages and other secured debt. Additionally, our debt agreements contain customary covenants that, among other things, restrict our ability to incur additional indebtedness and, in certain instances, restrict our ability to engage in material asset sales, mergers, consolidations and acquisitions, and restrict our ability to make capital expenditures. These debt agreements, in some cases, also subject us to guarantor and liquidity covenants and our future senior unsecured revolving credit facility will, and other future debt may, require us to maintain various financial ratios. Some of our debt agreements contain certain cash flow sweep requirements and mandatory escrows, and our property mortgages generally require certain mandatory prepayments upon disposition of underlying collateral. Early repayment of certain mortgages may be subject to prepayment penalties.

Variable rate debt is subject to interest rate risk that could increase our interest expense, increase the cost to refinance and increase the cost of issuing new debt.

As of December 31, 2013, on a pro forma basis, $         billion of our outstanding consolidated debt was subject to instruments which bear interest at variable rates, and we may also borrow additional money at variable interest rates in the future. Unless we have made arrangements that hedge against the risk of rising interest rates, increases in interest rates would increase our interest expense under these instruments, increase the cost of refinancing these instruments or issuing new debt, and adversely affect cash flow and our ability to service our indebtedness and make distributions to our stockholders, which could adversely affect the market price of our common stock. Based on our aggregate variable rate debt outstanding as of December 31, 2013, on a pro forma basis, an increase of 100 basis points in interest rates would result in a hypothetical increase of approximately $     million in interest expense on an annual basis. The amount of this change includes the benefit of swaps and caps we currently have in place.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which could adversely affect us.

We may, in a manner consistent with our qualification as a REIT, seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligation under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

When a hedging agreement is required under the terms of a mortgage loan, it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure, which could adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property which generates such income or gain) that constitutes “qualifying income” for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute

“gross income” for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, net losses in any of our TRSs will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRSs.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code and, in the case of some of our properties, expose us to entity-level sting tax. See “U.S. Federal Income Tax Considerations—Classification and Taxation of Paramount Group, Inc. as a REIT—Sting Tax on Built-in Gains of Former C Corporation Assets.”

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to make distributions necessary to meet the distribution requirements imposed on REITs under the Code.

Risks Related to this Offering and Our Common Stock

There has been no public market for our common stock and an active trading market for our common stock may not develop or be sustained following this offering.

There has not been any public market for our common stock, and an active trading market may not develop or be sustained. Shares of our common stock may not be able to be resold at or above the initial public offering price. We intend to apply to have our common stock listed on the NYSE under the symbol “PGRE.” The initial public offering price of our common stock has been determined by agreement among us and the underwriters, but our common stock may trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations, NOI or income estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets, generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet income estimates;

•	failure to meet and maintain REIT qualifications; and

•	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and decline significantly.

If you invest in this offering, you will experience immediate dilution.

We expect the initial public offering price of shares of our common stock to be higher than the pro forma net tangible book value per share of the outstanding shares of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of approximately $         in the pro forma net tangible book value per share of common stock. This means that investors who purchase shares of our common stock will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities. See “Dilution.”

The market value of our common stock may decline due to the large number of our shares eligible for future sale.

The market value of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or upon exchange of common units, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of             shares of our common stock outstanding (or             shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock), excluding             shares of restricted common stock intended to be granted to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan. The             shares of our common stock sold in this offering (or             shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock) will be freely transferable without restriction or further registration under the Securities Act, by persons other than our directors, director nominees and executive officers and the continuing investors. See “Shares Eligible for Future Sale.”

The remaining             shares of our common stock that will be held by our continuing investors immediately following the completion of the offering and the formation transactions will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. As a result of the registration rights agreement, however, all of these shares of our common stock will be eligible for future sale following the expiration of the 180-day lock-up period. When the restrictions under the lock-up arrangements expire or are waived, the related shares of common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock will be available for sale or resale, as the case may be, and such sales or resales, or the perception of such sales or resales, could depress the market price for our common stock. In addition, from and after 14 months following the closing of this offering, limited partners of our operating partnership, other than us, will have the right to require our operating partnership to redeem part or all of their             common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis, and to the extent a holder of common units transfers more than 50% of the common units that it receives in connection with the formation transactions within two years of the completion of this offering, the holder will be required (i) to bear any incremental New York City and State real property transfer taxes attributable to such holder based on the holder’s transfer and (ii) to indemnify the company and the operating partnership for any of these amounts (including any penalties, interest or other additions thereto). See “Shares Eligible For Future Sale—Registration Rights” and “Certain Relationships and Related Transactions—Registration Rights.”

In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

Upon completion of this offering, our charter will provide that we may issue up to             shares of our common stock, $0.01 par value per share, and up to             shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and our charter, our board of directors has the power to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. See “Description of Capital Stock.” Similarly, the partnership agreement of our operating partnership authorizes us to issue an unlimited number of additional common units, which may be exchangeable for shares of our common stock. In addition, upon completion of this offering,             shares of our common stock will be available for future issuance under the 2014 Equity Incentive Plan.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing stockholders.

In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders.

Increases in market interest rates may have an adverse effect on the value of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and increased borrowing costs may decrease our funds available for distribution.

The market price of our common stock will generally be influenced by the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

We may be unable to make distributions at expected levels, which could result in a decrease in the market value of our common stock.

Our estimated initial annual distributions represent     % of our pro forma cash available for distribution for the 12 months ended December 31, 2013, as adjusted, as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, reduce the amount of such distributions, or issue stock dividends. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than we expect, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, if we make stock dividends in lieu of cash distributions it may have a dilutive effect on the holdings of our stockholders. In the event the underwriters’ option to purchase additional shares of our common stock is exercised, pending investment of the proceeds from this offering, our ability to pay such distributions out of cash from our operations may be further adversely affected. In addition, we may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market value of our common stock.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of our common stock and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations.”

Your investment has various tax risks.

Although provisions of the Code generally relevant to an investment in shares of our common stock are described in “U.S. Federal Income Tax Considerations,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in shares of our common stock.

Risks Related to Our Status as a REIT

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

We intend to elect and to qualify to be treated as a REIT commencing with our taxable year ending December 31, 2014. The Code generally requires that a REIT distribute at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) to stockholders annually, and a REIT must pay tax at regular corporate rates to the extent that it distributes less than 100% of its taxable income (including capital gains) in a given year. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To avoid entity-level U.S. federal income and excise taxes, we anticipate distributing at least 100% of our taxable income.

We believe that we have been and are organized, and have operated and will operate, in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2014. However, we cannot assure you that we have been and are organized and have operated or will operate as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there may only be limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT that, like us, will acquire assets from taxable C corporations in tax-deferred transactions and holds its assets through one or more partnerships. Moreover, in order to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, the absence of retained earnings from non-REIT periods and the amount of our distributions. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT gross income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our gross income and assets on an ongoing basis. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification. Accordingly, it is possible that we may not meet the requirements for qualification as a REIT.

If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for the four subsequent taxable years. If we fail to qualify as a REIT, we would be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. As a result, the amount available for distribution to holders of our common stock would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and adversely affect the value of our common stock.

The opinion of our tax counsel regarding our status as a REIT does not guarantee our ability to qualify as a REIT.

Our tax counsel, Goodwin Procter LLP, will render an opinion to us to the effect that (i) commencing with our taxable year ending December 31, 2014 we have been organized in conformity with the requirements for qualification as a REIT and (ii) our prior and proposed organization, ownership and method of operation as represented by management have enabled and will enable us to satisfy the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2014. This opinion will be based on representations made by us as to certain factual matters relating to our organization and our prior and intended or expected manner of operation. Goodwin Procter LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we have operated and will operate in accordance with such representations and covenants and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date and will not cover subsequent periods. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below. Goodwin Procter LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain a REIT, and no assurance can be given that we will satisfy such tests for our taxable year ending December 31, 2014 or for any future period. Also, the opinion of Goodwin Procter LLP is not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

We may owe certain taxes notwithstanding our qualification as a REIT.

Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our stockholders, on net income from certain “prohibited transactions,” and on income from certain activities conducted as a result of foreclosure. We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may provide services that are not customarily provided by a landlord, hold properties for sale and engage in other activities (such as a management business) through taxable REIT subsidiaries, or TRSs, and the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates. Furthermore, to the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes, regardless of our status as a REIT for U.S. tax purposes.

In the case of assets we acquire on a tax-deferred basis from certain corporations controlled by the Otto family (which we collectively refer to as the “Otto family corporations”) as part of the formation transactions, we also will be subject to U.S. federal income tax, sometimes called the “sting tax,” at the highest regular corporate tax rate, which is currently 35%, on all or a portion of the gain recognized from a taxable disposition of any such assets occurring within the 10-year period following the acquisition date, to the extent of the asset’s built-in gain based on the fair market value of the asset on the acquisition date in excess of our initial tax basis in the asset. Gain from a sale of such an asset occurring after the 10-year period ends will not be subject to this sting tax. We currently do not expect to dispose of any asset if the disposition would result in the imposition of a material sting tax liability under the above rules. We cannot, however, assure you that we will not change our plans in this regard. We estimate the maximum amount of built-in gain potentially subject to the sting tax is approximately $        , which corresponds to a maximum potential tax of approximately $        .

As part of the formation transactions, we intend to acquire additional assets, through the merger of certain Otto family corporations into us and through the acquisition of 100% of the stock of certain other Otto family corporations. As a result of those acquisitions, we will inherit any liability for the unpaid taxes of the acquired corporations for periods prior to the mergers. Each of those mergers is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. As a result, none of the merged corporations is expected to recognize gain or loss for U.S. federal income tax purposes as a result of the merged corporation’s transfer of assets to us by merger. If for any reason any such corporate merger does not qualify as a tax-free reorganization, then the merged corporation generally would recognize gain or loss, for U.S. federal income tax purposes, equal to the difference between the fair market value of our stock issued in the merger (and debt assumed) and the merged corporation’s adjusted tax basis in its assets. Moreover, under the “investment company” rules under Section 368 of the Code, any such merger could be taxable if any of the merging corporations were or are “investment companies” under such rules. If any such mergers failed to qualify for tax-free reorganization treatment we could incur significant U.S. federal income tax liability.

Our operating partnership will have, and various predecessor partnerships to be acquired in the formation transactions, have, limited partners that are non-U.S. persons. Such non-U.S. persons are subject to a variety of U.S. withholding taxes, including with respect to certain aspects of the formation transactions, that the relevant partnership must remit to the U.S. Treasury. A partnership that fails to remit the full amount of withholding taxes is liable for the amount of the under withholding, as well as interest and potential penalties. As successor to the private equity real estate funds controlled by our predecessor, our operating partnership could be responsible if the private equity real estate funds failed to properly withhold for prior periods. Although we believe that we and our predecessor partnerships have complied and will comply with the applicable withholding requirements, the determination of the amounts to be withheld is a complex legal determination, depends on provisions of the Code and the applicable Treasury Regulations that have little guidance and the treatment of certain aspects of the formation transactions under the withholding rules may be uncertain. Accordingly, we may interpret the applicable law differently from the IRS and the IRS may seek to recover additional withholding taxes from us.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

We believe our operating partnership qualifies and will continue to qualify as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, its partners, including us, generally are required to pay tax on their respective allocable share of our operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT, and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

There are uncertainties relating to our distribution of non-REIT earnings and profits.

To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. Such non-REIT earnings and profits generally will include any accumulated earnings and profits of the Otto family corporations acquired by us in the formation transactions through mergers that qualify as tax-free reorganizations or through acquisitions of 100% of the stock of the corporation. Thus, we will have to distribute any such non-REIT accumulated earnings and profits that we inherit from the Otto family corporations in the formation transactions prior to the end of our first taxable year as a REIT, which we expect will be the taxable year ending December 31, 2014. We believe that the Otto family corporations will make sufficient distributions prior to the formation transactions and that we will make sufficient distributions in 2014 following the formation transactions so that we do not have any undistributed non-REIT earnings and profits at the end of 2014. It must be emphasized, however, that there can be no assurance that the IRS would not, upon subsequent examination, propose adjustments to our calculations of undistributed non-REIT earnings and profits. The determination of the amounts of any such non-REIT earnings and profits is a complex factual and legal determination, especially in the case of corporations, such as the Otto family corporations, that have been in operation for many years. The Otto family corporations do not have complete information regarding the calculation of such non-REIT earnings and profits for all periods, and they or we may interpret the applicable law related to such calculations or the treatment of various distributions differently from the IRS. If it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first taxable year as a REIT or at the end of any subsequent taxable year, we would fail to qualify as a REIT.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate certain of our investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance.

As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years and satisfy certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax).

Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical for us to comply with one of the safe harbors, and, therefore, we may be subject to the 100% penalty tax on the gain from dispositions of property if we otherwise are deemed to have held the property primarily for sale to customers in the ordinary course of business.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flow from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of “taxable stock dividends” or (v) use cash reserves, in order to comply with the REIT distribution requirements. As a result, compliance with the REIT distribution requirements could adversely affect the market value of our common stock. The inability of our cash flow to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business, and, in the case of some of our properties, we may be subject to an entity-level sting tax. See “U.S. Federal Income Tax Considerations—Classification and Taxation of Paramount Group, Inc. as a REIT—Sting Tax on Built-in Gains of Former C Corporation Assets.”

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm’s-length basis.

We intend to jointly elect with one or more companies for those companies to be treated as a TRS under the Code for U.S. federal income tax purposes. These companies and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Possible legislative, regulatory or other actions could adversely affect our stockholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax

laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. Stockholders are urged to consult with their own tax advisors with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares. In particular, certain members of Congress recently circulated a draft of proposed legislative changes to the REIT rules that, if ultimately adopted, could adversely affect our REIT status, including reducing the maximum amount of our gross asset value in TRSs from 25% to 20%. That discussion draft also included provisions that, if enacted in their current form (and with the proposed retroactive effective dates), would make our acquisitions of the Otto family corporations taxable events, subjecting us to material corporate tax liability.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, portfolio performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this prospectus are based on management’s beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “would,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	unfavorable market and economic conditions in the United States and globally and in New York City, Washington, D.C. and San Francisco;

•	risks associated with our high concentrations of properties in New York City, Washington, D.C., and San Francisco;

•	risks associated with ownership of real estate;

•	decreased rental rates or increased vacancy rates;

•	the risk we may lose a major tenant;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	insufficient amounts of insurance;

•	uncertainties and risks related to adverse weather conditions, natural disasters and climate change;

•	risks associated with actual or threatened terrorist attacks;

•	exposure to liability relating to environmental and health and safety matters;

•	high costs associated with compliance with the ADA;

•	the risk associated with potential breach or expiration of our ground lease;

•	failure of acquisitions to yield anticipated results;

•	risks associated with real estate activity through our joint ventures and private equity real estate funds;

•	general volatility of the capital and credit markets and the market price of our common stock;

•	exposure to litigation or other claims;

•	loss of key personnel;

•	risks associated with breaches of our data security;

•	risks associated with our substantial indebtedness;

•	failure to refinance current or future indebtedness on favorable terms, or at all;

•	failure to meet the restrictive covenants and requirements in our existing debt agreements;

•	fluctuations in interest rates and increased costs to refinance or issue new debt;

•	risks associated with derivatives or hedging activity;

•	risks associated with high mortgage rates or the unavailability of mortgage debt which make it difficult to finance or refinance properties and could subject us to foreclosure;

•	risks associated with future sales of our common stock by our continuing investors or the perception that our continuing investors intend to sell substantially all of the shares of our common stock that they hold;

•	risks associated with the market for our common stock;

•	failure to qualify as a REIT;

•	compliance with REIT requirements, which may cause us to forgo otherwise attractive opportunities or liquidate certain of our investments; or

•	any of the other risks included in this prospectus, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.”

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of approximately $         billion, or approximately $         billion if the underwriters’ option to purchase additional shares of our common stock is exercised in full, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. After deducting the underwriting discount and commissions and estimated offering expenses, we expect to receive net proceeds from this offering of approximately $         billion, or approximately $         billion if the underwriters’ option to purchase additional shares of our common stock is exercised in full.

We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. We expect our operating partnership to use substantially all of the net proceeds received from us to repay $         billion in outstanding indebtedness and any applicable prepayment costs, exit fees and defeasance costs associated with such repayment, and to pay $         million in cash consideration in connection with the formation transactions.

We expect to use any remaining net proceeds for general working capital purposes, capital expenditures and potential future acquisitions. Pending the application of the net proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our qualification as a REIT.

DISTRIBUTION POLICY

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. This initial annual distribution rate will represent approximately     % of pro forma cash available for distribution for the 12 month period ended December 31, 2014, as adjusted to exclude certain items we do not expect to recur during the 12 month period following December 31, 2013, and reflect certain assumptions regarding our future cash flows during this period as presented in the table and footnotes below.

Pro forma cash available for distribution for the 12 month period ended December 31, 2014, as adjusted, does not include the effect of any changes in our working capital. This number also does not reflect the amount of cash to be used for investing, acquisition and other activities during the 12 month period following December 31, 2013, other than a reserve for recurring capital expenditures. It also does not reflect the amount of cash to be used for financing activities during the 12 month period following December 31, 2013, other than scheduled loan principal amortization payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our cash available for distribution. Because we have made the assumptions set forth above in calculating cash available for distribution for the 12 month period ended December 31, 2014, as adjusted, we do not intend this number to be a projection or forecast of our actual results of operations, FFO or our liquidity, and have calculated this number for the sole purpose of determining our estimated initial annual distribution rate. Our pro forma cash available for distribution for the 12 month period ended December 31, 2014, as adjusted, should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain a distribution rate for the 12 month period following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in determining our initial distribution rate. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below. We do not intend to reduce the expected distributions per share if the underwriters’ option to purchase additional shares of our common stock is exercised. We will be subject to prohibitions if we are in default under the senior unsecured revolving credit facility we intend to enter into in connection with this offering as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview.”

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial conditions, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial conditions will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) and that it pay U.S. federal income tax at regular corporate rates to the extent that it distributes annually less than 100% of its taxable income (including capital gains). In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of U.S. federal income and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax, and we may need to borrow funds or dispose of assets to make such distributions.

It is possible that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. That portion of our distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent that portion of our distributions do not exceed the stockholder’s adjusted tax basis in the stockholder’s common stock, but rather will reduce the adjusted basis of the common stock. As a result, the gain recognized on a subsequent sale of that common stock or upon our liquidation will be increased (or a loss decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

The following table describes our pro forma net income for the 12 month period ended December 31, 2013, and the adjustments we have made to calculate our pro forma cash available for distribution for the 12 month period ending December 31, 2014, as adjusted (amounts in thousands, except per share amounts):

CAPITALIZATION

The following table sets forth as of December 31, 2013:

•	the actual capitalization of our predecessor; and

•	our capitalization on a pro forma basis.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and unaudited pro forma consolidated financial statements and related notes thereto appearing elsewhere in this prospectus (in thousands, except per share amounts).

	As of December 31, 2013
	Paramount Predecessor Historical	Company Pro Forma
Debt:
Mortgage notes and loans payable	$ 499,859	$
Preferred equity obligation	109,650
Stockholders’ equity:
Preferred stock, $0.01 par value; authorized; none issued or outstanding	—
Common stock, $0.01 par value; authorized; shares issued and outstanding	—
Total shareholders’ equity	359,465
Non-controlling interests	1,703,675

Total equity	2,063,140

Total capitalization	$2,672,649	$

DILUTION

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of their common stock from the initial public offering price. At December 31, 2013, we had a consolidated net tangible book value of approximately $         billion, or $         per share of our common stock held by continuing investors. After giving effect to the formation transactions, the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering and formation expenses and other pro forma adjustments, the pro forma net tangible book value at December 31, 2013 attributable to common stockholders would have been $         billion, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value of $         per share to continuing investors and an immediate dilution in pro forma net tangible book value of $         per share from the assumed initial public offering price of $         per share of our common stock to new public investors. The following table illustrates this per-share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share before the formation and refinancing transactions and this offering (1)	$
Net increase in pro forma net tangible book value per share attributable to the formation and refinancing transactions and this offering	$
Pro forma net tangible book value per share after the formation and refinancing transactions and this offering (2)	$
Dilution in pro forma net tangible book value per share to new investors (3)	$

(1)	Net tangible book value per share of our common stock before the formation and refinancing transactions and this offering is determined by dividing net tangible book value based on December 31, 2013 net book value of the tangible assets (consisting of total assets less intangible assets, which are comprised of goodwill (if applicable), deferred financing and leasing costs, acquired above-market leases and acquired in place lease value, net of liabilities to be assumed, excluding acquired below-market leases and acquired above-market ground leases) of our predecessor by the number of shares of our common stock held by continuing investors after this offering, assuming the conversion into shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.

(2)	Based on pro forma net tangible book value of approximately $ billion divided by the sum of shares of our common stock and common units to be outstanding after this offering, not including shares of our common stock issuable upon the conversion of unvested LTIP units to be granted under our 2014 Equity Incentive Plan.

(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation and financing transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our pro forma net tangible book value by $         million and (decrease) increase the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth selected historical combined consolidated financial information and other data for the periods presented. The selected financial information as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 has been derived from Paramount Predecessor’s audited combined consolidated financial statements included elsewhere in this prospectus. This financial information and other data should be read in conjunction with the audited combined consolidated financial statements and notes thereto included in this prospectus.

The unaudited pro forma consolidated financial data for the year ended December 31, 2013, is presented as if this offering and the formation transactions had occurred on December 31, 2013 for the pro forma consolidated balance sheet data and as of January 1, 2013 for the pro forma consolidated statements of income. This pro forma financial information is not necessarily indicative of what Paramount Group, Inc.’s actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent Paramount Group, Inc.’s future financial position or results of operations.

The following table also sets forth combined property-level financial data based on financial information included in Paramount Predecessor’s combined consolidated financial statements and Notes 3 and 4 thereto, which is presented for our properties on a combined basis for the years ended December 31, 2013 and 2012. This property-level information does not purport to represent Paramount Predecessor’s historical combined consolidated financial information and it is not necessarily indicative of our future results of operations. For example, we will not own 100.0% of all of our properties or consolidate the results of operations of all of our properties and, as a result, our results of operations going forward will differ from the property-level financial information shown below. However, in light of the significant differences that will exist between our future financial information and Paramount Predecessor’s historical combined consolidated financial information and the fact that we will account for our investments in several of our properties using the equity method of historical cost accounting, we believe that this presentation of property-level data will be useful to investors in understanding the historical performance of our properties on a property-level basis.

You should read the following summary selected historical and pro forma financial information in conjunction with the information contained in “Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined consolidated financial statements and unaudited pro forma consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	(Pro Forma)	(Historical)
	For the year ended December 31,	For the year ended December 31,
($ in thousands)	2013	2013	2012	2011
	(unaudited)
Statement of Operations Data:
Revenues
Rental income	$	$30,406	$29,773	$29,187
Tenant reimbursement income		1,821	1,543	1,004
Distributions from real estate fund investments		29,184	31,326	15,128
Realized and net change in unrealized gains (losses)		333,912	163,896	533,819
Fee income		26,426	22,974	26,802

Total Revenues		421,749	249,512	605,940

Expenses
Operating expenses		16,195	15,402	14,656
Depreciation and amortization		10,582	10,104	10,701
General and administrative		33,504	28,374	25,556
Profit sharing compensation		23,385	17,554	78,354
Other expenses		4,633	6,569	5,312

Total Expenses		88,299	78,003	134,579

Operating income		333,450	171,509	471,361
Income from partially owned entities		2,731	5,542	7,191
Unrealized gain (loss) on interest rate swaps		1,615	6,969	(273)
Interest and other income		9,407	4,431	1,887
Interest expense		(29,807)	(37,342)	(34,497)

Net income before taxes		317,396	151,109	445,669
Provision for income taxes		(11,029)	(6,984)	(42,973)

Net Income		306,367	144,125	402,696
Net income attributable to non-controlling interests in consolidated joint ventures and funds		(286,325)	(137,443)	(347,075)

Net income attributable to equity owners and operating partnership	$

Net income attributable to operating partnership

Net income attributable to equity owners	$	$20,042	$6,682	$55,621

Balance Sheet Data:
Rental property, net	$	$357,309	$366,430
Total assets		2,960,387	2,647,640
Mortgage notes and loan payable		499,859	517,494
Preferred equity obligation		109,650	105,433
Total liabilities		897,247	873,501
Total equity		2,063,140	1,774,139
Other Data:
Cash NOI (1)	$
Pro Rata share of Cash NOI (1)
Adjusted EBITDA (1)
FFO (1)
Core FFO (1)

	For the year ended December 31,
	2013	2012
Combined Property-Level Data:
Same Property Portfolio (2)
Rental income (excluding certain non-cash items) (1)	$518,076	$514,554
Operating expenses	253,104	249,753
Cash NOI (1)(3)	331,768	342,515
Total Portfolio
Rental income	554,564	675,556
Net income	72,319	66,851

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of these metrics and reconciliations of these metrics to the most directly comparable GAAP numbers.
(2)	The same property amounts include our properties that were acquired or placed in service by our predecessor prior to January 1, 2012 and owned and in service through December 31, 2013, and as a result they exclude 2099 Pennsylvania Avenue which was acquired in January 2012.
(3)	Cash NOI for 2013 reflects a decrease of $12.0 million as a result of the termination of the Dewey & LeBoeuf LLP lease at 1301 Avenue of the Americas and a decrease of $ million as a result of abatements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with Paramount Predecessor’s historical combined consolidated financial statements and related notes, our unaudited pro forma consolidated financial statements and related notes, “Risk Factors,” “Selected Historical and Pro Forma Financial Data,” and “Business and Properties” included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” As used in this section, when used in a historical context, “we,” “us,” and “our” refers to Paramount Predecessor.

Overview

We are one of the largest vertically-integrated real estate companies focused on owning, operating and managing high-quality, Class A office properties in select CBD submarkets of New York City, Washington, D.C. and San Francisco. As of December 31, 2013, our portfolio consisted of 12 Class A office properties and one retail property with an aggregate of approximately 10.4 million rentable square feet and was 90.5% leased to 249 tenants. Our New York City portfolio contributed 74.3% of annualized rent as of December 31, 2013, while our Washington, D.C. and San Francisco portfolios contributed 11.8% and 13.9%, respectively.

Paramount Group, Inc. was incorporated in Maryland as a corporation on April 14, 2014 to continue the business of our predecessor, which was originally established in 1978 by Professor Dr. h.c. Werner Otto of Hamburg, Germany. We will conduct all of our business activities through our operating partnership, of which we are the sole general partner. We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014.

Our Predecessor

Paramount Predecessor is a combination of entities controlled by members of the Otto family that hold various assets, including interests in the following 13 properties which will be contributed to us in connection with the formation transactions: (i) one wholly owned property (Waterview), (ii) three partially owned properties (1325 Avenue of the Americas, 712 Fifth Avenue and 718 Fifth Avenue), and (iii) nine properties wholly or partially owned by private equity real estate funds controlled by these entities, including one property (900 Third Avenue) that is also partially owned directly by these entities. Paramount Predecessor controls nine primary private equity real estate funds, including the funds that will contribute their interests in properties described above to us, as well as their associated parallel and feeder funds. Paramount Predecessor also includes the management business that sponsored these funds and manages their real estate interests. In connection with the formation transactions, Paramount Predecessor will contribute to us the general partner interests in all of the private equity real estate funds that will continue holding assets following the formation transactions and its management business.

The results of the private equity real estate funds controlled by Paramount Predecessor are included in Paramount Predecessor’s historical combined consolidated financial statements, with the interests of third-party investors in these funds reflected as non-controlling interests. Historically, these funds have qualified as investment companies pursuant to Accounting Standards Codification 946 Financial Services—Investment Companies, or ASC 946, and, as a result, Paramount Predecessor’s historical combined consolidated financial statements have accounted for these funds using the specialized accounting applicable to investment companies. In accordance with investment company accounting, these funds’ assets are reflected on Paramount Predecessor’s combined consolidated balance sheets at fair value as opposed to historical cost, less accumulated depreciation and impairments, if any. In addition, Paramount Predecessor’s combined consolidated statements of income do not reflect revenues and other income or operating and other expenses from these assets. Instead, these statements of income reflect the change in fair value of these funds’ assets, whether realized or unrealized, and distributions received by these funds from their investments.

Formation Transactions

Upon the consummation of the formation transactions and this offering, substantially all of the assets of Paramount Predecessor and all of the assets of four of the primary private equity real estate funds that it controls (and their associated parallel and feeder funds), other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza, will be contributed to us in exchange for a combination of shares of our common stock, common units and cash. The formation transactions will be accounted for as transactions among entities under common control. However, as the assets that we acquire from the private equity real estate funds that Paramount Predecessor controls will no longer be held by funds which qualify for investment company accounting, we will account for these assets following the formation transactions using either consolidated historical cost accounting or the equity method of historical cost accounting. Moving from investment company accounting to consolidated historical cost accounting or the equity method of historical cost accounting will result in a significant change in the presentation of our consolidated financial statements following the formation transactions, and our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of Paramount Predecessor.

The following table sets forth information regarding our combined ownership percentage and accounting treatment for each of our properties before the formation transactions (on a historical combined consolidated basis as of December 31, 2013) and after the formation transactions.

Property	Rentable Square Feet	Pre-Formation Transactions			Post-Formation Transactions
		Ownership Percentage		Accounting Treatment (1)	Ownership Percentage		Accounting Treatment (1)
Wholly/Partially Owned Properties (Pre-Formation Transactions):
Waterview	647,243	100.0%		Historical Cost	100.0%		Historical Cost
1325 Avenue of the Americas	819,503	50.0%		Equity Method	50.0%		Equity Method
712 Fifth Avenue	543,341	50.0%		Equity Method	50.0%		Equity Method
718 Fifth Avenue	19,050	50.0	%(2)	Equity Method	50.0	%(2)	Equity Method

Fund Properties (Pre-Formation Transactions):
1633 Broadway	2,639,428	75.5%		Investment Company	75.5%		Equity Method

900 Third Avenue	596,230	100.0%		Investment Company/ Equity Method(3)	100.0%		Historical Cost
31 West 52nd Street	786,647	62.3%		Investment Company	62.3%		Historical Cost
1301 Avenue of the Americas	1,770,510	75.5%		Investment Company	75.5%		Historical Cost
One Market Plaza	1,612,465	75.0%		Investment Company	49.0	%(4)	Equity Method
Liberty Place	174,201	100.0%		Investment Company	100.0%		Historical Cost
1899 Pennsylvania Avenue	192,481	100.0%		Investment Company	100.0%		Historical Cost
2099 Pennsylvania Avenue	207,453	100.0%		Investment Company	100.0%		Historical Cost
425 Eye Street	380,090	100.0%		Investment Company	100.0%		Historical Cost

(1)	“Historical Cost” refers to consolidated historical cost accounting; “Equity Method” refers to the equity method of historical cost accounting; “Investment Company” refers to consolidated fair market value accounting.
(2)	Our ownership percentage represents our 50.0% interest in a joint venture, which holds a 50.0% tenancy-in-common interest in this property. As a result, we have a 25.0% interest in the property.
(3)

900 Third Avenue is currently held in a joint venture between entities owned by the Otto family that are included in Paramount Predecessor, which own an approximately 11.8% interest in this joint venture, and private equity real estate funds controlled by Paramount Predecessor, which own the remaining approximately 88.2% of this joint venture. As a result, in Paramount Predecessor’s combined consolidated financial statements, the approximately 11.8% interest is accounted for using the equity method of historical cost accounting and the approximately 88.2% interest is accounted for using investment company accounting.

(4)	In March 2014, private equity real estate funds controlled by Paramount Predecessor purchased the remaining 25.0% interest in the joint venture following which these funds owned 100.0% of the property. Subsequently, we entered into a purchase agreement for a global investment and advisory firm to purchase a 49.0% interest in the joint venture that owns One Market Plaza. Upon completion of the formation transactions, we will own a 49.0% interest in the joint venture that owns One Market Plaza, and we will indirectly wholly own the general partner of a private equity real estate fund that will own a 2.0% interest in the joint venture that holds the property. As a result, we will effectively have 51.0% voting power in connection with the property.

In order to provide investors with more meaningful information regarding Paramount Predecessor’s historical results of operations, we are also presenting a discussion of the historical property-level results of operations of these properties on a combined basis based on the financial information included in Paramount Predecessor’s historical combined consolidated financial statements and Notes 3 and 4 thereto.

Following the formation transactions, our consolidated financial statements will continue to include the private equity real estate funds that we control that will continue holding assets following the formation transactions, which are described in detail in “Business and Properties—Investment Funds and Property Management.” We will continue to include these funds in our consolidated financial statements using investment company accounting, excluding Paramount Group Residential Development Fund, LP, or RDF, which is accounted for using consolidated historical cost accounting; however, as our actual economic interest in these funds is relatively small, most of the impact of these funds’ assets, liabilities and results of operations will be attributable to third-party investors and reflected as non-controlling interest. We will also continue to receive fee income from the property management and asset management services that we provide to these funds and joint ventures pursuant to which we will hold certain of our properties. We will also have the right to receive incentive distributions based on the performance of these funds and certain joint ventures. Following the completion of the formation transactions, we intend to directly fund our future real estate investments following deployment of our existing funds’ remaining committed equity capital.

Segments

We will operate, and Paramount Predecessor historically has operated, an integrated business that consists of three reportable segments: owned properties, managed funds and a management company. Each individual property and each individual fund represents a different operating segment. All owned properties and managed funds have been aggregated as reportable segments as the individual properties and funds do not meet the quantitative and qualitative requirements to be disclosed separately. Our owned properties segment consists of properties in which we directly or indirectly own an interest, other than properties that we own solely through an interest in our private equity real estate funds. Prior to the formation transactions, our interests in Waterview, 1325 Avenue of the Americas, 712 Fifth Avenue, 718 Fifth Avenue and a portion of our interest in 900 Third Avenue were the only interests in our properties reflected in this segment of Paramount Predecessor’s operations. Following the formation transactions, we will have 13 properties in this segment. Our managed funds segment consists of the results of our private equity real estate funds. Prior to the formation transactions, this segment included the results of all of the private equity real estate funds that we controlled. Following the formation transactions, this segment will only include the results of the private equity real estate funds that we control that will continue holding assets following the formation transactions. Our management company segment consists of our property management and asset management business and certain general and administrative level functions, including legal and accounting.

Results of Operations—Paramount Predecessor

The following discussion is based on Paramount Predecessor’s combined consolidated statements of income for the years ended December 31, 2013, 2012 and 2011.

Comparison of Results of Operations for the Years Ended December 31, 2013 and December 31, 2012

The following table summarizes the combined consolidated historical results of operations of our predecessor for the years ended December 31, 2013 and December 31, 2012 and our consolidated pro forma results of operations for the year ended December 31, 2013 (dollar amounts in thousands). As noted above, our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of our predecessor. All pro forma financial information in this table is presented on the basis, and after making the adjustments, described in our unaudited pro forma consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	(Pro Forma)	(Historical)
	For the year ended December 31,	For the year ended December 31,
	2013	2013	2012	Change	% Change
Revenues:
Rental income	$	$30,406	$29,773	$633	2.1%
Tenant reimbursement income		1,821	1,543	278	18.0%
Distributions from real estate fund investments		29,184	31,326	(2,142)	(6.8%)
Realized and unrealized gains, net		333,912	163,896	170,016	103.7%
Fee income		26,426	22,974	3,452	15.0%

Total Revenues		421,749	249,512	172,237	69.0%

Expenses:
Operating expenses		16,195	15,402	793	5.2%
Depreciation and amortization		10,582	10,104	478	4.7%
General and administrative		33,504	28,374	5,130	18.1%
Profit sharing compensation		23,385	17,554	5,831	33.2%
Other expenses		4,633	6,569	(1,936)	(29.5%)

Total Expenses		88,299	78,003	10,296	13.2%

Operating income		333,450	171,509	161,911	94.4%
Income from partially owned entities		2,731	5,542	(2,811)	(50.7%)
Unrealized gain on interest rate swaps		1,615	6,969	(5,354)	(76.8%)
Interest and other income		9,407	4,431	4,976	112.3%
Interest expense		(29,807)	(37,342)	7,535	20.2%

Net income before taxes		317,396	151,109	166,257	110.0%
Provision for income taxes		(11,029)	(6,984)	(4,045)	(57.9%)

Net income		306,367	144,125	162,212	112.6%
Net income attributable to non-controlling interests in consolidated joint ventures and funds		(286,325)	(137,443)	(148,882)	108.3%

Net income attributable to equity owners and operating partnership

Net income attributable to operating partnership

Net income attributable to equity owners	$	$20,042	$6,682	$13,330	199.5%

Rental Income

Rental income included in historical results is solely attributable to Waterview, which is the only property for which direct property operations are reflected in the historical combined consolidated financial statements of our predecessor. Rental income increased by $0.6 million, or 2.1%, to $30.4 million for the year ended December 31, 2013 from $29.8 million for the year ended December 31, 2012 primarily due to consumer price index increases under the terms of the principal lease for space at Waterview.

For the year ended December 31, 2013, pro forma rental income was $         million, reflecting rental income from the eight properties that we will account for using consolidated historical cost accounting.

Tenant Reimbursement Income

Tenant reimbursement income included in historical results is solely attributable to Waterview. Tenant reimbursement income increased by $0.3 million, or 18.0%, to $1.8 million for the year ended December 31, 2013 from $1.5 million for the year ended December 31, 2012. Generally, under our leases, we are entitled to reimbursement from our tenants for increases in real estate tax and operating expenses associated with the property over the amount incurred for those operating expenses in the first or base year of the leases. The increase in tenant reimbursement income resulted from an increase in real estate tax expense of $0.3 million, which resulted in a corresponding increase in tenant reimbursement income.

On a pro forma basis, for the year ended December 31, 2013, tenant reimbursement income was $         million.

Distributions from Real Estate Fund Investments

Distributions from real estate fund investments are comprised of distributions received by our private equity real estate funds from their underlying real estate investments. Distributions from real estate fund investments decreased by $2.1 million, or 6.8%, to $29.2 million for the year ended December 31, 2013 from $31.3 million for the year ended December 31, 2012. The decrease is primarily due to a reduction in distributions from 1633 Broadway as cash was retained in 2013 in order to fund leasing activity at the property.

As we will acquire all of the assets of four primary private equity real estate funds (and their associated parallel and feeder funds), other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza, our future distributions from real estate fund investments will differ significantly from historical amounts. Future distributions from real estate fund investments will be comprised of distributions received from the private equity real estate funds that we will continue to manage following the formation transactions and any new funds that we may sponsor from time to time. During the year ended December 31, 2013, approximately         % of the distributions from real estate fund investments of Paramount Predecessor was attributable to the funds that will contribute their property interests to us in connection with the formation transactions. On a pro forma basis, for the year ended December 31, 2013, distributions from real estate fund investments was $         million.

Realized and Unrealized Gains, Net

Realized and unrealized gains, net consists of the net realized and unrealized appreciation in the fair value of our private equity real estate fund investments. Realized and unrealized gains, net increased by $170.0 million, or 103.7%, to $333.9 million for the year ended December 31, 2013 from $163.9 million for the year ended December 31, 2012 due primarily to an increase in the value of our funds’ investments.

As we will acquire all of the assets of four of the primary private equity real estate funds that we control (and their associated parallel and feeder funds), other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza, our future net change in unrealized gains will differ significantly from historical amounts as the accounting for the assets acquired from the funds that will contribute their property interests to us in connection with the formation transactions will change from investment company accounting to historical cost accounting. Future amounts will only reflect the realized and unrealized gains or losses of the investments of the private equity real estate funds that we will continue to manage following the formation transactions and any new funds that we may sponsor from time to time. During the year ended December 31, 2013, approximately         % of the net change in unrealized gains of Paramount Predecessor was attributable to the funds that will contribute their property interests to us in connection with the formation transactions. On a pro forma basis, for the year ended December 31, 2013, realized and unrealized gains, net was $         million.

Fee Income

Fee income is comprised of income earned from acquisition and disposition fees, financing fees, property management fees, asset management fees, construction fees and leasing fees. Fee income increased by $3.4 million, or 15.0%, to $26.4 million for the year ended December 31, 2013 from $23.0 million for the year ended December 31, 2012. The increase is primarily attributable to an increase in construction management fees of $4.4 million and property management fees of $0.8 million associated with increased leasing activity in 2013. This increase was partially offset by a decrease in acquisition and disposition fees of $2.7 million due to a reduction in the aggregate amount of transactions executed in 2013 from the prior year.

During the year ended December 31, 2013, approximately     % of the fee income of Paramount Predecessor was attributable to fees earned from private equity real estate funds or other entities that will not continue holding assets following the formation transactions. Accordingly, the amount of our fee income following the consummation of the formation transactions will be less than Paramount Predecessor’s historical fee income. On a pro forma basis, for the year ended December 31, 2013, fee income was $         million.

Operating Expenses

Operating expenses included in historical results are attributable to the cleaning, security, repairs and maintenance, utilities, property administration, real estate taxes, management fees and other operating expenses at Waterview as well as the costs of providing certain leasing and property and construction management services to the portfolio of properties owned by our predecessor and the private equity real estate funds that it controls. Operating expenses increased by $0.8 million, or 5.2%, to $16.2 million for the year ended December 31, 2013 from $15.4 million for the year ended December 31, 2012, primarily due to a $0.3 million increase in real estate taxes at Waterview and increases in the cost of providing leasing services to the portfolio.

For the year ended December 31, 2013, pro forma operating expenses were $         million, reflecting the operating expenses from the eight properties that we will account for using consolidated historical cost accounting.

Depreciation and Amortization

Depreciation and amortization included in historical results is primarily attributable to Waterview. Depreciation and amortization increased by $0.5 million, or 4.7%, to $10.6 million for the year ended December 31, 2013 from $10.1 million for the year ended December 31, 2012. The increase was primarily due to a reduction in depreciation expense in 2012. This resulted from an adjustment to the tenant improvement and accumulated depreciation balances due to a refund of tenant improvement allowances by a tenant at Waterview, which did not recur in 2013.

For the year ended December 31, 2013, pro forma depreciation and amortization was $         million, reflecting the depreciation and amortization from the eight properties that we will account for using consolidated historical cost accounting.

General and Administrative

General and administrative consists of employee salaries, deferred compensation expenses and related costs, professional fees and other administrative costs. General and administrative expenses increased by $5.1 million, or 18.1%, to $33.5 million for the year ended December 31, 2013 from $28.4 million for the year ended December 31, 2012. The 2013 and 2012 amounts include approximately $5.5 million and $2.1 million, respectively, of expense related to the increased value of the marketable securities underlying deferred compensation plan obligations. Under this deferred compensation plan, participants are permitted to defer a portion of their income on a pre-tax basis and receive a tax-deferred return on these deferrals based on the performance of specific investments selected by the participants. We typically acquire, in a separate account that is not restricted as to its use, similar or identical investments as those selected by each participant. This enables us to generally match our liabilities to the participants under the deferred compensation plan with equivalent assets and thereby limit our market risk. The performance of these investments is recorded in interest and other income, which correspondingly includes approximately $5.5 million and $2.1 million related to this plan in 2013 and 2012, respectively. General and administrative expenses, net of these costs, increased by $1.7 million, or 6.3%, to $28.0 million in 2013 from $26.3 million in 2012. This was primarily attributable to an increase in salaries and related costs.

On a pro forma basis, for the year ended December 31, 2013, general and administrative was $     million.

Profit Sharing Compensation

Profit sharing compensation represents a portion of fee income and real estate appreciation attributable to our private equity real estate funds business which is payable to certain management employees through profit sharing arrangements. These arrangements will cease upon the offering and our future compensation structure and expenses will differ significantly from historical practice. Profit sharing compensation increased by $5.8 million, or 33.2%, to $23.4 million for the year ended December 31, 2013 from $17.6 million for the year ended December 31, 2012. The increase from 2012 is primarily attributable to increases in the unrealized gains on the real estate investments held by our funds.

Other Expenses

Other expenses include acquisition pursuit costs, fund formation costs and capital raising costs. Other expenses decreased by $1.9 million, or 29.0%, to $4.7 million for the year ended December 31, 2013 from $6.6 million for the year ended December 31, 2012. This decrease is primarily due to reduced costs associated with the formation of and capital raising for private equity real estate funds.

On a pro forma basis, for the year ended December 31, 2013, other expenses was $     million.

Income from Partially Owned Entities

Income from partially owned entities is primarily comprised of income from equity investments in 1325 Avenue of the Americas, 712 Fifth Avenue, 718 Fifth Avenue and 900 Third Avenue. We have included a detailed discussion of the results of operations of these properties, together with our other properties, under “—Results of Operations—Paramount Predecessor Property-Level Performance.” Income from partially owned entities decreased by $2.8 million, or 50.7%, to $2.7 million for the year ended December 31, 2013 compared to $5.5 million for the year ended December 31, 2012. This reduction is primarily due to a $1.7 million decrease attributable to our investment in 1325 Avenue of the Americas and a $1.1 million decrease attributable to our investment in 900 Third Avenue. The reduction attributable to our investment in 1325 Avenue of the Americas is primarily due to a reduction in net income at the property as a result of a decrease in rental rates received in connection with the renewal of a large specialty convention space lease in the lower floors of the building. The reduction attributable to our investment in 900 Third Avenue is primarily due to a reduction in the amount of distributions that we received from the property. See Note 4 of Paramount Predecessor’s historical combined consolidated financial statements. Following the formation transactions, we will own 100% of 900 Third Avenue and, as a result, the results of operations of this property will be included in our consolidated financial statements using consolidated historical cost accounting rather than the equity method of historical cost accounting.

On a pro forma basis, income from partially owned entities for the year ended December 31, 2013 was $         million.

Unrealized Gain on Interest Rate Swaps

Unrealized gain on interest rate swaps decreased by $5.4 million, or 76.8%, to $1.6 million for the year ended December 31, 2013 from $7.0 million for the year ended December 31, 2012. This decrease was primarily attributable to a decrease in the length of remaining terms of the various swap instruments and an increase in the interest rate indexes to which rates are tied. These swaps all relate to the debt of certain private equity real estate funds that will contribute their property interests to us in connection with the formation transactions,     % of which will be repaid with the proceeds from this offering.

On a pro forma basis, for the year ended December 31, 2013, unrealized gain (loss) on interest rate swaps was $     million.

Interest and Other Income

Interest and other income increased by $5.0 million, or 112.3%, to $9.4 million for the year ended December 31, 2013 from $4.4 million for the year ended December 31, 2012, primarily due to an increase of approximately $3.5 million of income related to the increased value of the marketable securities underlying deferred compensation plan obligations, which corresponded to the increase in general and administrative expense relating to these plan obligations, and an increase of approximately $2.1 million of interest income received from new investors in one of our private equity real estate funds in connection with their initial capital contributions.

On a pro forma basis, for the year ended December 31, 2013, interest and other income was $     million.

Interest Expense

Interest expense included in historical results relates to the Waterview mortgage, the fund-level debt of the private equity real estate funds that we control and preferred equity in the joint venture holding 1633 Broadway. It does not include the mortgage or other property-level debt associated with the properties owned by the private equity real estate funds that we control. Interest expense decreased by $7.5 million, or 20.2%, to $29.8 million for the year ended December 31, 2013 from $37.3 million for the year ended December 31, 2012. The reduction in the interest expense is due to the maturity of fund swap contracts which were then converted to lower floating interest rates, as well as a reduction in average outstanding loan balances for 2013 as compared to 2012.

On a pro forma basis, for the year ended December 31, 2013, interest expense was $         million, reflecting the impact of the mortgage debt that we will assume relating to the eight properties that we will account for using consolidated historical cost accounting and anticipated repayments of outstanding indebtedness in connection with this offering.

Provision for Income Taxes

Provision for income taxes increased by $4.0 million, or 57.9%, to $11.0 million for the year ended December 31, 2013 from $7.0 million for the year ended December 31, 2012, due primarily to the recognition in taxable income in 2013 of certain contingent fees which had been deferred from prior years as well as the realization of a taxable gain on the sale of a property in 2013.

On a pro forma basis, for the year ended December 31, 2013, benefit (provision) for income taxes was $             million.

Comparison of Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

The following table summarizes the combined consolidated historical results of operations of Paramount Predecessor for the years ended December 31, 2012 and December 31, 2011 (dollar amounts in thousands). As noted above, our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of Paramount Predecessor.

	For the year ended December 31,
	2012	2011	Change	% Change
Revenues:
Rental income	$29,773	$29,187	$586	2.0%
Tenant reimbursement income	1,543	1,004	539	53.7%
Distributions from real estate fund investments	31,326	15,128	16,198	107.1%
Realized and unrealized gains, net	163,896	533,819	(369,923)	(69.3%)
Fee income	22,974	26,802	(3,828)	(14.3%)

Total Revenues	249,512	605,940	(356,428)	(58.8%)

Expenses:
Operating expenses	15,402	14,656	746	5.1%
Depreciation and amortization	10,104	10,701	(597)	(5.6%)
General and administrative	28,374	25,556	2,818	11.0%
Profit sharing compensation	17,554	78,354	(60,800)	(77.6%)
Other expenses	6,569	5,312	1,257	23.6%

Total Expenses	78,003	134,579	(56,576)	(42.0%)

Operating income	171,509	471,361	(299,852)	(63.6%)
Income from partially owned entities	5,542	7,191	(1,649)	(22.9%)
Unrealized gain (loss) on interest rate swaps	6,969	(273)	7,242	2,652.7%
Interest and other income	4,431	1,887	2,544	134.8%
Interest expense	(37,342)	(34,497)	(2,845)	(8.2%)

Net income before taxes	151,109	445,669	(294,560)	(66.1%)
Provision for income taxes	(6,984)	(42,973)	35,989	83.7%

Net income	144,125	402,696	(258,571)	(64.2%)
Net income attributable to non-controlling interest	(137,443)	(347,075)	209,632	60.4%

Net income attributable to Paramount Predecessor	$6,682	$55,621	$(48,939)	(88.0%)

Rental Income

Rental income included in historical results is solely attributable to Waterview, which is the only property for which direct property operations are reflected in the historical combined consolidated financial statements of our predecessor. Rental income increased by $0.6 million, or 2.0%, to $29.8 million for the year ended December 31, 2012 from $29.2 million for the year ended December 31, 2011, primarily due to consumer price index increases under the terms of the principal lease for space at Waterview.

Tenant Reimbursement Income

Tenant reimbursement income included in historical results is solely attributable to Waterview. Tenant reimbursement income increased by $0.5 million, or 53.7%, to $1.5 million for the year ended December 31, 2012 from $1.0 million for the year ended December 31, 2011. The increase in tenant reimbursement income was primarily a result of increases in real estate taxes and other operating expenses, which resulted in a corresponding increase in tenant reimbursement income.

Distributions from Real Estate Fund Investments

Distributions from real estate fund investments increased by $16.2 million, or 107.1%, to $31.3 million for the year ended December 31, 2012 from $15.1 million for the year ended December 31, 2011. The increase is primarily due to increases in property distributions from 900 Third Avenue due to increased revenue from improved leasing activity and to increases in property distributions from 31 West 52nd Street due to improved rental income.

Realized and Unrealized Gains, Net

Realized and unrealized gains, net decreased by $369.9 million, or 69.3%, to $163.9 million for the year ended December 31, 2012 from $533.8 million for the year ended December 31, 2011. This decrease is attributable to the fact that as the economy stabilized in 2010 and 2011 after the fiscal crisis of 2009, real estate values rebounded. This, along with stronger leasing activity, resulted in improved real estate valuations through 2011. Real estate valuations continued to increase in 2012, but at a reduced pace as compared to 2011.

Fee Income

Fee income decreased by $3.8 million, or 14.3%, to $23.0 million for the year ended December 31, 2012 from $26.8 million for the year ended December 31, 2011. This decrease was primarily caused by a decrease in acquisition and disposition fees due to a reduction in the aggregate amount of transactions executed in 2012, and a decline in construction fees related to tenant improvement construction from the prior year. Additionally, in 2011 we recognized a significant leasing commission related to our management of 745 Fifth Avenue. A comparable fee was not earned in 2012.

Operating Expenses

Operating expenses included in historical results are attributable to the cleaning, security, repairs and maintenance, utilities, property administration, real estate taxes, management fees and other operating expenses at Waterview as well as the costs of providing certain leasing and property and construction management services to the portfolio of properties owned by our predecessor and the private real estate funds that it controls. Operating expenses increased by $0.7 million, or 5.1%, to $15.4 million for the year ended December 31, 2012 from $14.7 million for the year ended December 31, 2011, primarily due to an increase in real estate taxes.

Depreciation and Amortization

Depreciation and amortization included in historical results is primarily attributable to Waterview. Depreciation and amortization decreased by $0.6 million, or 5.6%, to $10.1 million for the year ended December 31, 2012 from $10.7 million for the year ended December 31, 2011. This decrease was primarily due to a reduction in depreciation expense in 2012. This resulted from an adjustment to the tenant improvement and accumulated depreciation balances due to a refund of tenant improvement allowances by a tenant at Waterview.

General and Administrative

General and administrative increased by $2.8 million, or 11.0%, to $28.4 million for the year ended December 31, 2012 from $25.6 million for the year ended December 31, 2011. The 2012 amount includes approximately $2.1 million of expense related to the increased value of the marketable securities underlying deferred compensation plan obligations while the 2011 amount was reduced by approximately $1.0 million for losses attributable to such plan obligations. These amounts directly correspond to an increase in 2012 and a decrease in 2011 in interest and other income relating to the increased value of investments we own corresponding to participants’ investment elections under this plan. General and administrative expenses, net of these amounts, decreased by $0.3 million, or 0.8%, to $26.3 million in 2012 from $26.6 million in 2011.

Profit Sharing Compensation

Profit sharing compensation decreased by $60.8 million, or 77.6%, to $17.6 million for the year ended December 31, 2012 from $78.4 million for the year ended December 31, 2011. The decrease from the prior year is due to significant profit sharing compensation in the year ended December 31, 2011 related to the purchase and subsequent sale of two joint venture interests in 1633 Broadway, which did not recur in 2012.

Other Expenses

Other expenses increased by $1.3 million, or 23.6%, to $6.6 million for the year ended December 31, 2012 from $5.3 million for the year ended December 31, 2011. This increase is primarily due to increased costs associated with the formation of and capital raising for private equity real estate funds in 2012.

Income from Partially Owned Entities

Income from partially owned entities is primarily comprised of income from equity investments in 1325 Avenue of the Americas, 712 Fifth Avenue, 718 Fifth Avenue and 900 Third Avenue. We have included a detailed discussion of the results of operations of these properties, together with our other properties, under “—Results of Operations—Paramount Predecessor Property-Level Performance.” Income from partially owned entities decreased by $1.6 million, or 22.9%, to $5.6 million for the year ended December 31, 2012 from $7.2 million for the year ended December 31, 2011. This decrease is primarily due to a $3.2 million decrease attributable to our investment in 1325 Avenue of the Americas, partially offset by a $1.1 million increase attributable to our investment in 900 Third Avenue. The reduction attributable to our investment in 1325 Avenue of the Americas is primarily due to a reduction in net income as the building went through a releasing period after the expiration of various leases. The increase attributable to our investment in 900 Third Avenue is primarily due to an increase in the amount of distributions that we received from the property in 2012. See Note 4 of Paramount Predecessor’s historical combined consolidated financial statements.

Unrealized Gain (Loss) on Interest Rate Swaps

Unrealized gain (loss) on interest rate swaps increased by $7.2 million to $7.0 million for the year ended December 31, 2012 from a loss of $0.3 million for the year ended December 31, 2011. This increase was primarily attributable to a decrease in the length of remaining terms of the various swap instruments and an increase in the interest rate indexes to which rates are tied.

Interest and Other Income

Interest and other income increased by $2.5 million, or 134.8%, to $4.4 million for the year ended December 31, 2012 from $1.9 million for the year ended December 31, 2011, primarily due to increases in interest rates and to a $3.1 million increase in the value of the marketable securities underlying deferred compensation plan obligations, which corresponded to the increase in general and administrative expense relating to these plan obligations.

Interest Expense

Interest expense increased by $2.8 million, or 8.2%, to $37.3 million, for the year ended December 31, 2012 from $34.5 million for the year ended December 31, 2011. This increase is primarily due to the fact that we issued and began recognizing interest on the preferred equity in July 2011. Accordingly, interest expenses in 2011 reflect a partial year of preferred equity interest while interest expense in 2012 reflects a full year.

Provision for Income Taxes

Provision for income taxes decreased by $36.0 million, or 83.7%, to $7.0 million for the year ended December 31, 2012 from $43.0 million for the year ended December 31, 2011. In 2011, we recognized a $91.2 million gain on sale of a 49% interest in 1633 Broadway. A comparable transaction was not realized in 2012.

Results of Operations—Paramount Predecessor Property-Level Performance

As noted above, our private real estate funds’ investments in the nine properties that will be contributed to us by these funds in connection with the formation transactions are reflected on Paramount Predecessor’s combined consolidated balance sheets at fair value as opposed to historical cost, less accumulated depreciation and impairments, if any. In addition, Paramount Predecessor’s combined consolidated statements of income do not reflect revenues and other income or operating and other expenses from these properties. Instead, these statements of income reflect the change in fair value of these properties, whether realized or unrealized, and distributions received by these funds from their investments in these properties. The nine properties are as follows:

•	1633 Broadway, New York, NY

•	900 Third Avenue, New York, NY

•	31 West 52nd Street, New York, NY

•	1301 Avenue of the Americas, New York, NY

•	One Market Plaza, San Francisco, CA

•	Liberty Place, Washington, D.C.

•	1899 Pennsylvania Avenue, Washington, D.C.

•	2099 Pennsylvania Avenue, Washington, D.C.

•	425 Eye Street, Washington, D.C.

Upon the consummation of the formation transactions, Waterview and Paramount Predecessor’s interests in 1325 Avenue of Americas, 712 Fifth Avenue, 718 Fifth Avenue and 900 Third Avenue will also be contributed to us. The results of Waterview are included in Paramount Predecessor’s historical combined consolidated financial statements using consolidated historical cost accounting, and the results of 1325 Avenue of Americas, 712 Fifth Avenue, 718 Fifth Avenue and a portion of our interest in 900 Third Avenue are included in Paramount Predecessor’s historical combined consolidated financial statements using the equity method of historical cost accounting. Following the formation transactions all of the contributed properties, or the Paramount Predecessor Properties, will be accounted for using consolidated historical cost accounting, with the exception of 712 Fifth Avenue, 718 Fifth Avenue, 1633 Broadway, 1325 Avenue of the Americas and One Market Plaza, each of which will be reflected in our financial statements using the equity method of historical cost accounting.

In order to provide investors with more meaningful information regarding Paramount Predecessor’s historical results of operations, the following supplemental tables in this section summarize the combined historical property-level results of operations of the Paramount Predecessor Properties for the years ended December 31, 2013, 2012 and 2011 based on financial information included in Paramount Predecessor’s combined consolidated financial statements and Notes 3 and 4 thereto. This information does not purport to represent Paramount Predecessor’s historical combined consolidated financial information and it is not necessarily indicative of our future results of operations. For example, we will not own 100% of all of the Paramount Predecessor Properties or consolidate the results of operations of all of these properties (as noted above under “—Overview—Formation Transactions”) and, as a result, our results of operations going forward will differ from the property-level financial information shown below. However, in light of the significant differences that will exist between our future financial information and Paramount Predecessor’s historical combined consolidated financial information and the fact that we will account for our investments in several of our properties using the equity method of historical cost accounting, we believe that this presentation will be useful to investors in understanding the historical performance of our properties on a property-level basis.

Paramount Predecessor Property-Level Results of Operations for the Years Ended December 31, 2013, December 31, 2012 and December 31, 2011

The tables below present the historical results of operations for each of the Paramount Predecessor Properties (dollar amounts in thousands) for 100% of the property, except for 718 Fifth Avenue where results are attributable to the 50% tenancy-in-common interest in this property held by the joint venture in which we have an interest.

	For the year ended December 31, 2013
Statement of Income	1633 Broadway	900 Third Avenue	31 West 52nd Street	1301 Ave. of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye Street	Waterview	718 Fifth Avenue(1)	712 Fifth Avenue	1325 Ave. of the Americas	Total Portfolio
Revenues
Rental income (excluding certain non-cash items)(2)	$134,086	$35,422	$52,251	$76,163	$76,923	$8,421	$8,252	$432	$13,458	$30,579	$4,049	$43,533	$34,939	$518,508
Tenant reimbursement income	13,538	3,036	5,100	9,693	1,707	2,528	4,807	74	4	1,821	—	4,311	5,186	51,805
Other income	2,994	732	1,154	2,598	3,521	82	153	58	801	22	20	1,785	1,203	15,123

Total Revenues	150,618	39,190	58,505	88,454	82,151	11,031	13,212	564	14,263	32,422	4,069	49,629	41,328	585,436

Operating expenses	57,737	17,130	24,200	52,893	29,474	4,561	5,396	4,544	5,802	9,938	—	22,306	23,667	257,648

Cash NOI	92,881	22,060	34,305	35,561	52,677	6,470	7,816	(3,980)	8,461	22,484	4,069	27,323	17,661	327,788

Other Income (Expense):
Straight-line rent	(3,496)	(1,821)	1,311	2,546	(2,956)	—	562	—	(3,291)	(173)	551	(2,367)	(1,542)	(10,676)
Amortization of above- and below-market leases	—	—	23,695	18,867	3,298	—	872	—	—	—	—	—	—	46,732
Interest expense	(52,563)	(14,872)	(22,307)	(68,541)	(52,881)	(3,887)	(4,514)	(5,285)	(5,664)	(12,454)	—	(14,517)	(11,150)	(268,635)
Depreciation and amortization	(11,187)	(6,349)	(22,688)	(37,075)	(36,721)	—	(4,139)	—	(5,502)	(10,436)	(1,100)	(10,009)	(7,830)	(153,036)
Other expenses	(251)	(156)	(130)	(214)	(229)	(63)	(69)	(66)	(75)	(181)	(181)	(194)	(238)	(2,047)
Unrealized gain on interest rate swaps and real estate	34,711	9,985	15,993	21,275	36,378	—	—	1,101	427	—	—	10,031	—	129,901
Unrealized appreciation (depreciation) on investment in real estate	—	—	—	—	—	(2,066)	—	1,965	—	—	—	—	—	(101)
Benefit (provision) for income taxes	—	—	—	—	—	(45)	(54)	—	2,492	—	—	—	—	2,393

Total Other Income (Expense)	(32,786)	(13,213)	(4,126)	(63,142)	(53,111)	(6,061)	(7,342)	(2,285)	(11,613)	(23,244)	(730)	(17,056)	(20,760)	(255,469)

Net income (loss)	$60,095	$8,847	$30,179	$(27,581)	$(434)	$409	$474	$(6,265)	$(3,152)	$(760)	$3,339	$10,267	$(3,099)	$72,319

Pro Forma Ownership	75.5%	100.0%	62.3%	75.5%	49.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	50.0%	50.0%

(1)	Represents results attributable to the 50.0% tenancy-in-common interest in this property held by a joint venture. We have a 50.0% interest in the joint venture, which represents a 25.0% interest in the property.

(2)	Represents rental income, excluding straight-line rent and amortization of above- and below-market leases, which includes the impact of abatements. Abatements for the total portfolio equal $41.4 million for the year ended December 31, 2013.

We use rental income, excluding certain items (straight-line rent and amortization of above- and below-market leases), a non-GAAP measure, in determining Cash NOI. We use Cash NOI internally as a performance measure and believe it provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level, excluding certain non-cash items. The following table presents a reconciliation of rental income for the noted properties to rental income (excluding certain non-cash items) for the year ended December 31, 2013 (dollar amounts in thousands):

	1633 Broadway	900 Third Avenue	31 West 52nd Street	1301 Ave. of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye Street	Waterview	718 Fifth Avenue	712 Fifth Avenue	1325 Ave. of the Americas	Total Portfolio
Rental income (excluding certain non-cash items)	$134,086	$35,422	$52,251	$76,163	$76,923	$8,421	$8,252	$432	$13,458	$30,579	$4,049	$43,533	$34,939	$518,508
Straight-line rent	(3,496)	(1,821)	1,311	2,546	(2,956)	—	562	—	(3,291)	(173)	551	(2,367)	(1,542)	(10,676)
Amortization of above- and below-market leases	—	—	23,695	18,867	3,298	—	872	—	—	—	—	—	—	46,732

Rental Income	$130,590	$33,601	$77,257	$97,576	$77,265	$8,421	$9,686	$432	$10,167	$30,406	$4,600	$41,166	$33,397	$554,564

	For the year ended December 31, 2012
Statement of Income	1633 Broadway	900 Third Avenue	31 West 52nd Street	1301 Ave. of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye Street	Waterview	718 Fifth Avenue(1)	712 Fifth Avenue	1325 Ave. of the Americas	Total Portfolio
Revenues
Rental income (excluding certain non-cash items)(2)	$127,136	$32,841	$49,770	$94,164	$72,691	$8,536	$8,812	$5,669	$12,828	$29,942	$3,931	$37,846	$36,057	$520,223
Tenant reimbursement income	15,592	2,711	3,354	14,133	1,839	2,624	5,347	3,702	—	1,543	—	4,453	8,332	63,630
Other income	3,576	590	4,883	2,677	2,251	92	195	442	97	42	57	1,429	1,897	18,228

Total Revenues	146,304	36,142	58,007	110,974	76,781	11,252	14,354	9,813	12,925	31,527	3,988	43,728	46,286	602,081

Operating expenses	57,585	16,850	23,713	53,209	29,046	4,598	5,500	4,882	4,640	9,780	—	21,321	23,511	254,635

Cash NOI	88,719	19,292	34,294	57,765	47,735	6,654	8,854	4,931	8,285	21,747	3,988	22,407	22,775	347,446

Other Income (Expense):
Straight-line rent	(3,628)	(1,152)	146	(9,747)	(2,547)	—	739	—	(3,222)	(169)	669	(2,208)	(3,726)	(24,845)
Amortization of above- and below-market leases	—	—	27,851	145,526	5,850	—	951	—	—	—	—	—	—	180,178
Interest expense	(55,435)	(16,492)	(25,207)	(69,928)	(54,731)	(3,887)	(4,514)	(9,168)	(6,726)	(12,487)	—	(14,571)	(11,150)	(284,296)
Depreciation and amortization	(11,815)	(5,835)	(22,980)	(55,162)	(36,551)	—	(4,296)	—	(5,425)	(9,969)	(1,100)	(8,091)	(7,377)	(168,601)
Other expenses	(207)	(144)	(141)	(3,687)	(251)	(67)	(64)	(75)	(100)	(194)	(177)	(197)	(231)	(5,535)
Unrealized gain on interest rate swaps and real estate	7,236	2,365	4,432	16,927	3,219	—	—	3,336	910	—	—	924	—	39,349
Unrealized appreciation (depreciation) on investment in real estate	—	—	—	—	—	(3,785)	—	(15,394)	—	—	—	—	—	(19,179)
Benefit (provision) for income taxes	—	—	—	—	—	104	(163)	(1)	2,394	—	—	—	—	2,334

Total Other Income (Expense)	(63,849)	(21,258)	(15,899)	23,929	(85,011)	(7,635)	(7,347)	(21,302)	(12,169)	(22,819)	(608)	(24,143)	(22,484)	(280,595)

Net income (loss)	$24,870	$(1,966)	$18,395	$81,694	$(37,276)	$(981)	$1,507	$(16,371)	$(3,884)	$(1,072)	$3,380	$(1,736)	$291	$66,851

Pro Forma Ownership	75.5%	100.0%	62.3%	75.5%	49.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	50.0%	50.0%

(1)	Represents results attributable to the 50.0% tenancy-in-common interest in this property held by a joint venture. We have a 50.0% interest in the joint venture, which represents a 25.0% interest in the property.

(2)	Represents rental income, excluding straight-line rent and amortization of above- and below-market leases, which includes the impact of abatements. Abatements for the total portfolio equal $35.2 million for the year ended December 31, 2012.

The following table presents a reconciliation of the noted properties’ rental income to rental income (excluding certain non-cash items) for the year ended December 31, 2012 (dollar amounts in thousands):

	1633 Broadway	900 Third Avenue	31 West 52nd Street	1301 Ave. of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye Street	Waterview	718 Fifth Avenue	712 Fifth Avenue	1325 Ave. of the Americas	Total Portfolio
Rental income (excluding certain non-cash items)	$127,136	$32,841	$49,770	$94,164	$72,691	$8,536	$8,812	$5,669	$12,828	$29,942	$3,931	$37,846	$36,057	$520,223
Straight-line rent	(3,628)	(1,152)	146	(9,747)	(2,547)	—	739	—	(3,222)	(169)	669	(2,208)	(3,726)	(24,845)
Amortization of above- and below-market leases	—	—	27,851	145,526	5,850	—	951	—	—	—	—	—	—	180,178

Rental Income	$123,508	$31,689	$77,767	$229,943	$75,994	$8,536	$10,502	$5,669	$9,606	$29,773	$4,600	$35,638	$32,331	$675,556

	For the year ended December 31, 2011
Statement of Income	1633 Broadway	900 Third Avenue	31 West 52nd Street	1301 Ave. of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye Street	Waterview	718 Fifth Avenue(1)	712 Fifth Avenue	1325 Ave. of the Americas	Total Portfolio
Revenues
Rental income (excluding certain non-cash items)(2)	$120,380	$33,187	$47,915	$101,556	$66,642	$4,256	$8,617	$—	$7,039	$29,365	$4,016	$42,195	$37,781	$502,949
Tenant reimbursement income	16,077	2,892	2,973	17,244	2,971	1,043	4,788	—	—	1,004	—	5,093	8,132	62,217
Other income	3,129	862	1,863	2,975	5,882	52	200	—	2,270	171	27	2,248	4,179	23,858

Total Revenues	139,586	36,941	52,751	121,775	75,495	5,351	13,605	—	9,309	30,540	4,043	49,536	50,092	589,024

Operating expenses	57,955	16,641	22,768	52,518	30,236	2,129	4,913	—	4,544	9,173	—	21,321	22,976	245,174

Cash NOI	81,631	20,300	29,983	69,257	45,259	3,222	8,692	—	4,765	21,367	4,043	28,215	27,116	343,850

Other Income (Expense):
Straight-line rent	(3,828)	(738)	2,375	310	(1,618)	—	937	—	(1,853)	(178)	818	(1,199)	(1,916)	$(6,890)
Amortization of above- and below-market leases	—	—	20,759	39,469	7,787	—	899	—	—	—	—	—	—	68,914
Interest expense	(54,463)	(16,586)	(25,205)	(69,026)	(55,075)	(2,038)	(4,515)	—	(6,537)	(12,264)	—	(14,592)	(10,499)	(270,800)
Depreciation and amortization	(10,035)	(5,514)	(21,452)	(38,837)	(35,793)	—	(4,194)	—	(4,743)	(10,680)	(1,161)	(8,312)	(8,568)	(149,289)
Other expenses	(166)	(97)	(55)	(223)	(115)	(62)	(47)	—	(105)	(171)	(214)	(179)	(225)	(1,659)
Unrealized gain (loss) on interest rate swaps and real estate	(29,990)	(11,093)	(15,094)	(98)	(33,268)	—	—	—	494	—	—	(10,073)	746	(98,376)
Unrealized appreciation (depreciation) on investment in real estate	—	—	—	—	—	6,490	—	—	—	—	—	—	—	6,490
Benefit (provision) for income taxes	—	—	—	—	—	(759)	(180)	—	—	—	—	—	—	(939)

Total Other Income (Expense)	(98,482)	(34,028)	(38,672)	(68,405)	(118,082)	3,631	(7,100)	—	(12,744)	(23,293)	(557)	(34,355)	(20,462)	(452,549)

Net income (Loss)	$(16,851)	$(13,728)	$(8,689)	$852	$(72,823)	$6,853	$1,592	$—	$(7,979)	$(1,926)	$3,486	$(6,140)	$6,654	$(108,699)

Pro Forma Ownership	75.5%	100.0%	62.3%	75.5%	49.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	50.0%	50.0%

(1)	Represents results attributable to the 50.0% tenancy-in-common interest in this property held by a joint venture. We have a 50.0% interest in the joint venture, which represents a 25.0% interest in the property.

(2)	Represents rental income, excluding straight-line rents and amortization of above- and below-market leases, which includes the impact of abatements. Abatements for the total portfolio equal $50.3 million for the year ended December 31, 2011.

The following table presents a reconciliation of the noted properties’ rental income to rental income (excluding certain non-cash items) for the year ended December 31, 2011 (dollar amounts in thousands):

	1633 Broadway	900 Third Avenue	31 West 52nd Street	1301 Ave. of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye Street	Waterview	718 Fifth Avenue	712 Fifth Avenue	1325 Ave. of the Americas	Total Portfolio
Rental income (excluding certain non-cash items)	$120,380	$33,187	$47,915	$101,556	$66,642	$4,256	$8,617	$—	$7,039	$29,365	$4,016	$42,195	$37,781	$502,949
Straight-line rent	(3,828)	(738)	2,375	310	(1,618)	—	937	—	(1,853)	(178)	818	(1,199)	(1,916)	(6,890)
Amortization of above- and below-market leases	—	—	20,759	39,469	7,787	—	899	—	—	—	—	—	—	68,914

Rental Income	$116,552	$32,449	$71,049	$141,335	$72,811	$4,256	$10,453	$—	$5,186	$29,187	$4,834	$40,996	$35,865	$564,973

Comparison of Results of Operations for the Years Ended December 31, 2013 and December 31, 2012

The table below summarizes the combined historical results of operations for the Paramount Predecessor Properties for the years ended December 31, 2013 and December 31, 2012 (dollar amounts in thousands). The same property amounts include the Paramount Predecessor Properties acquired or placed in-service by Paramount Predecessor prior to January 1, 2012 and owned and in service through December 31, 2013, and as a result it excludes 2099 Pennsylvania Avenue which was acquired in January 2012. The non-same property amounts include only 2099 Pennsylvania Avenue.

Statement of Income	2013	2012	Change	% Change
Revenues:
Same Property:
Rental income (excluding certain non-cash items)	$518,076	$514,554	$3,522	0.7%
Tenant reimbursement income	51,731	59,928	(8,197)	(13.7%)
Other income	15,065	17,786	(2,721)	(15.3%)

Total Same Property Revenue	584,872	592,268	(7,396)	(1.2%)
Non-Same Property:
Rental income (excluding certain non-cash items)	432	5,669	(5,237)	(92.4%)
Tenant reimbursement income	74	3,702	(3,628)	(98.0%)
Other income	58	442	(384)	(86.9%)

Total Non-Same Property Revenue	564	9,813	(9,249)	(94.3%)
Operating Expenses:
Same property	253,104	249,753	3,351	1.3%
Non-same property	4,544	4,882	(338)	(6.9%)
Cash NOI:
Same property	331,768	342,515	(10,747)	(3.1%)
Non-same property	(3,980)	4,931	(8,911)	(180.7%)

Total Cash NOI (1)	327,788	347,446	(19,658)	(5.7%)

Other Income (Expense):
Straight-line rent adjustment	(10,676)	(24,845)	14,169	(57.0%)
Amortization of above- and below-market leases	46,732	180,178	(133,446)	(74.1%)
Interest expense	(268,635)	(284,296)	15,661	(5.5%)
Depreciation and amortization	(153,036)	(168,601)	15,565	(9.2%)
Other expenses	(2,047)	(5,535)	3,488	(63.0%)
Unrealized gain (loss) on interest rate swaps and real estate	131,866	39,349	92,517	235.1%
Unrealized appreciation (depreciation) on investment in real estate	(2,066)	(19,179)	17,113	(89.2%)
Benefit (provision) for income taxes	2,393	2,334	59	2.5%

Total Other Income (Expense)	(255,469)	(280,595)	25,126	(9.0%)

Net Income (Loss)	$72,319	$66,851	$5,468	8.2%

(1)	For a definition and reconciliation of Cash Net Operating Income, or Cash NOI, and a statement disclosing the reasons why our management believes that presentation of Cash NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses Cash NOI, see “—Non-GAAP Financial Measures—Cash Net Operating Income.”

Same Property Analysis

Rental Income (excluding certain non-cash items)

Same property rental income (excluding certain non-cash items) increased by $3.5 million, or 0.7%, to $518.1 million for the year ended December 31, 2013 from $514.6 million for the year ended December 31, 2012. This increase is primarily related to a $21.6 million, or 4.2%, increase in rental income across the same property portfolio as space was leased at higher rates and occupancy improved at several buildings. These increases were partially offset by a $18.0 million decrease in rental income at 1301 Avenue of the Americas. $10.0 million of the decrease is due to the termination of the Dewey & LeBoeuf LLP lease discussed below as well as free rent associated with new leasing and the renewal of a major existing tenant.

On May 25, 2012, we terminated the lease of Dewey & LeBoeuf LLP, which had occupied approximately 406,000 rentable square feet prior to the tenant filing for bankruptcy. Within two months of the lease termination, we executed a lease with a nationally recognized law firm for approximately half of the vacated space at rental rates approximately 9.0% higher than the previous rent, and we continue to make progress renting the remainder of the vacated space.

Tenant Reimbursement Income

Same property tenant reimbursement income decreased by $8.2 million, or 13.7%, to $51.7 million for the year ended December 31, 2013 from $59.9 million for the year ended December 31, 2012. This decrease was caused principally by the termination of the Dewey & LeBoeuf LLP lease discussed above and the renewal of the large specialty convention space at 1325 Avenue of the Americas which established a new base year for reimbursable expenses.

Other Income

Other income decreased by $2.7 million, or 15.3%, to $15.1 million for the year ended December 31, 2013 from $17.8 million for the year ended December 31, 2012. This decrease was due to a decrease in payments from tenants for variable income items such as after hour heating and cooling, freight elevator services and similar expenses.

Operating Expense

Same property operating expenses increased by $3.4 million, or 1.3%, to $253.1 million for the year ended December 31, 2013 from $249.8 million for the year ended December 31, 2012. This increase was primarily due to increases in real estate taxes which were partially offset by reductions in utility, cleaning, and repair and maintenance costs.

Cash Net Operating Income

Same property Cash NOI decreased by $10.7 million, or 3.1%, to $331.8 million for the year ended December 31, 2013 from $342.5 million for the year ended December 31, 2012. This decrease was due to the changes in same property revenue and operating expenses described above.

Non-Same Property Analysis

Cash Net Operating Income

Non-same property Cash NOI, which solely related to 2099 Pennsylvania Avenue, decreased by $8.9 million to a loss of $4.0 million for the year ended December 31, 2013 from income of $4.9 million for the year ended December 31, 2012. The decrease was primarily due to the expiration of a lease for a majority of the space in 2099 Pennsylvania Avenue in January 2013, which expiration was expected when we acquired the building on January 31, 2012, and the bankruptcy of a smaller tenant that had been leasing 16,818 square feet of space in the building. We are in the process of retenanting 2099 Pennsylvania Avenue and, as of December 31, 2013, had leased 59,133 square feet of the available space.

Comparison of Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

The table below summarizes the combined historical results of operations for the Paramount Predecessor Properties for the years ended December 31, 2012 and December 31, 2011 (dollar amounts in thousands). The same property portfolio includes properties acquired or placed in-service by Paramount Predecessor prior to January 1, 2011 and owned and in service through December 31, 2012, and as a result it excludes 2099 Pennsylvania Avenue, which was acquired in January 2012, and Liberty Place, which was acquired in June 2011. The non-same property amounts include 2099 Pennsylvania Avenue and Liberty Place.

	2012	2011	Change	% Change
Revenues:
Same Property:
Rental income (excluding certain non-cash items)	$506,018	$498,885	$7,133	1.4%
Tenant reimbursement income	57,304	61,174	(3,870)	(6.3%)
Other income	17,694	23,806	(6,112)	(25.7%)

Total Same Property Revenue	581,016	583,865	(2,849)	(0.5%)
Non-Same Property:
Rental income (excluding certain non-cash items)	14,205	4,256	9,949	233.8%
Tenant reimbursement income	6,326	1,043	5,283	506.5%
Other income	534	52	482	926.9%

Total Non-Same Property Revenue	21,065	5,351	15,714	293.7%
Operating Expenses:
Same property	245,155	243,034	2,121	0.9%
Non-same property	9,480	2,129	7,351	345.3%
Cash NOI:
Same property	335,861	340,831	(4,970)	(1.5%)
Non-same property	11,585	3,222	8,363	259.6%

Total Cash NOI (1)	347,446	344,053	3,393	1.0%

Other Income (Expense):
Straight-line rent	(24,845)	(6,890)	(17,955)	260.6%
Amortization of above- and below-market leases	180,178	68,914	111,264	161.5%
Interest expense	(284,296)	(270,800)	(13,496)	5.0%
Depreciation and amortization	(168,601)	(149,492)	(19,109)	12.8%
Other expenses	(5,535)	(1,659)	(3,877)	233.8%
Unrealized gain (loss) on interest rate swaps and real estate	39,349	(98,376)	137,725	(140.0%)
Unrealized appreciation (depreciation) on investment in real estate	(19,179)	6,490	(25,669)	(395.5%)
Benefit (provision) for income taxes	2,334	(939)	3,273	(348.6%)

Total Other Income (Expense)	(280,595)	(452,752)	172,156	(38.0%)

Net Income (Loss)	$66,851	$(108,699)	$175,549	161.5%

(1)

For a definition and reconciliation of Cash NOI and a statement disclosing the reasons why our management believes that presentation of Cash NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses Cash NOI, see “—Non-GAAP Financial Measures—Cash Net Operating Income.”

Same Property Analysis

Rental Income (excluding certain non-cash items)

Same property rental income (excluding certain non-cash items) increased by $7.1 million, or 1.4%, to $506.0 million for the year ended December 31, 2012 from $498.9 for the year ended December 31, 2011. This increase primarily related to a $14.5 million, or 2.9%, increase across our same property portfolio, partially offset by decreases attributable to the termination of the Dewey & LeBoeuf LLP lease and free rent associated with lease renewals at 1301 Avenue of the Americas.

Tenant Reimbursement Income

Tenant reimbursement income decreased by $3.9 million, or 6.3%, to $57.3 million for the year ended December 31, 2012 from $61.2 million for the year ended December 31, 2011. This decrease was primarily attributable to the termination of the Dewey & LeBoeuf LLP lease as well as the establishment of new base years for new and renewal leases.

Other Income

Other income decreased by $6.1 million, or 25.7%, to $17.7 million for the year ended December 31, 2012 from $23.8 million for the year ended December 31, 2011. This decrease was due to a decrease in payments from tenants for variable income items such as after hour heating and cooling, freight elevator services, and similar expenses, primarily due to the termination of the Dewey & LeBoeuf LLP lease.

Operating Expenses

Operating expenses increased by $2.2 million, or 0.9%, to $245.2 million for the year ended December 31, 2012 from $243.0 million for the year ended December 31, 2011. This increase was primarily due to increases in real estate taxes which were partially offset by reductions in utility and repair and maintenance costs.

Cash Net Operating Income

Same property Cash NOI decreased by $4.9 million, or 1.5%, to $335.9 million for the year ended December 31, 2012 from $340.8 million for the year ended December 31, 2011. This decrease was due to the changes in same property revenue and operating expenses described above.

Non-Same Property Analysis

Cash Net Operating Income

Non-same property Cash NOI, which solely related to 2099 Pennsylvania Avenue and Liberty Place, increased by $8.4 million to $11.6 million for the year ended December 31, 2012 from $3.2 million for the year ended December 31, 2011. The increase was primarily a result of the timing of the acquisitions of 2099 Pennsylvania Avenue and Liberty Place, which were acquired in January 2012 and June 2011, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity for the next twelve months will be available cash balances, cash flow from operations, available borrowings under the lines of credit related to certain of our properties held in joint ventures, an unsecured revolving credit facility that we expect to enter into in connection with this offering and proceeds of this offering. We expect that these sources will provide adequate liquidity for all anticipated needs including scheduled principal and interest on our outstanding indebtedness, existing and anticipated capital improvements, the costs of securing new and renewal leases, distributions to stockholders, and all other capital needs related to operating our business during this period. We anticipate that our long-term needs including debt maturity and the acquisition of additional properties will be funded by operating cash flow, mortgage re-financings or financings and the issuance of long-term debt or equity. We do not currently have any specific acquisition commitments.

Although we may be able to anticipate and plan for certain of our liquidity needs, unexpected increases in uses of cash that are beyond our control and which affect our financial condition and results of operations may arise, or our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or required. Our properties require periodic investment for capital improvements and the costs of securing new and renewal leases.

Indebtedness to be Outstanding After this Offering

We believe that the formation transactions and this offering will improve our financial position due to a reduction in our outstanding indebtedness. We expect to use substantially all of the approximately $         billion net proceeds from this offering to repay outstanding indebtedness and any applicable repayment costs, exit fees, defeasance costs, and other costs and fees associated with such repayments, and to pay $         million in cash consideration in connection with the formation transactions. We expect to use any remaining net proceeds for general working capital requirements, capital expenditures and potential future acquisitions. Upon completion of this offering and the formation transactions, we will have total debt outstanding of $         billion ($         billion on a pro rata basis) with a weighted average interest rate of     %. In addition, upon consummation of this offering, we expect we will have an undrawn $         million senior unsecured revolving credit facility. We have historically utilized swap agreements to establish fixed rates on otherwise variable rate debt in order to limit interest rate risk, manage anticipated cash flows, and comply with various loan covenants and may continue to do so in the future.

The following table summarizes our outstanding indebtedness as of December 31, 2013 on a pro forma basis (dollar amounts in thousands).

Loan	Principal Balance	Pro Rata Share of Principal Balance	Fixed / Floating Rate	Current Annual Interest Rate	Estimated Principal Balance at Maturity	Maturity Date	Swap Maturity Date

Waterview (1)	$210,000	$	5.76%	5.76%	$210,000	6/1/2017

900 Third Avenue
First lien mortgage (2)	266,600		LIBOR + 80bps	5.17%	266,600	11/27/2017	11/27/2015 & 11/27/2017
Line of credit (2)	7,710		LIBOR + 150bps	2.58%	7,710	11/27/2017

31 West 52nd Street
First lien mortgage (3)	396,000		LIBOR + 85bps	5.10%	396,000	12/31/2017	12/20/2015 & 12/20/2017
Line of credit (4)	17,490		LIBOR + 150bps	2.28%	17,490	12/31/2017

1301 Avenue of the Americas
First lien mortgage (5)	420,784		5.37%	5.37%	420,784	1/11/2016
Senior mezzanine (6)	63,820		LIBOR + 175bps	1.94%	63,820	1/11/2016
Junior mezzanine (7)	538,000		LIBOR + 220bps	5.27%	538,000	1/11/2016	1/15/2014
Zero coupon (8)	92,796		8.00%	8.00%	109,277	1/11/2016
Line of credit (9)	30,000		LIBOR + 220bps	2.39%	30,000	1/11/2016

Liberty Place (10)	84,000		4.50%	4.50%	84,000	6/22/2018

1899 Pennsylvania Avenue (11)	90,600		4.88%	4.88%	81,453	11/1/2020

2099 Pennsylvania Avenue (12)	125,525		LIBOR + 250bps	2.67%	125,075	12/1/2014

425 Eye Street (13)	124,000		LIBOR + 335bps	3.52%	124,000	5/1/2018

Fund I
Fund-level loan (14)	84,122		LIBOR + 130bps	1.77%	81,054	11/5/2016
Fund-level loan (15)	20,000		LIBOR + 150bps	2.79%	20,000	11/5/2016

Fund II
Fund-level loan (16)	13,150		LIBOR + 150bps	2.93%	13,150	6/7/2015

Fund III Debt
Fund-level loan (17)	138,553		LIBOR + 130bps	1.78%	131,527	7/3/2017
Fund-level loan (18)	27,711		LIBOR + 150bps	3.20%	26,305	6/12/2017
Fund-level loan (19)	6,323		LIBOR + 150bps	3.02%	6,323	12/12/2015

Total Consolidated	2,757,184				2,752,568

1325 Avenue of the Americas (20)	220,000		4.95%	4.95%	198,044	5/1/2026

712 Fifth Avenue
First lien mortgage (21)	225,000		LIBOR + 90bps	5.65%	225,000	3/27/2018	3/27/2015 & 3/27/2018
Line of credit (22)	9,000		LIBOR + 185bps	2.71%	9,000	3/27/2018

1633 Broadway
First lien mortgage (23)	906,300		LIBOR + 70bps	5.28%	906,300	12/7/2016	12/7/2016
Line of credit (24)	20,000		LIBOR + 150bps	2.09%	20,000	12/7/2016
Preferred equity (25)	219,300		8.50%	8.50%	236,911	7/27/2016

One Market Plaza and 75 Howard Street Garage
First lien mortgage (26)	840,000		LIBOR + 65bps	6.16%	840,000	12/31/2019	8/9/2017
Deferred interest added to principal balance (27)	10,548		5.00%	5.00%	32,173	12/31/2019
Line of credit (28)	—		LIBOR + 300bps	N/A	—	12/31/2019

Total Unconsolidated Joint Ventures	2,450,148				2,467,428

TOTAL INDEBTEDNESS:	$5,207,332	$			$5,219,996

(1)	This CMBS mortgage bears interest at 5.8% and is interest only through maturity. Early prepayment is subject to prepayment penalties of yield maintenance, a market rate present value of the right to receive the remaining interest payments determined in accordance with the loan terms; provided that the loan is prepayable without penalty within three months of the loan maturity.

(2)	Represents three tranches of the loan, which have variable interest rates of LIBOR plus 80 basis points. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 40 basis points through maturity. Two tranches totaling $255.0 million of the $266.6 million loan have interest rates that have been fixed by interest rates swaps with a weighted average interest rate (including of the cost of funds margin) of 5.2%. Debt payment are interest only for the first five years of the loan. Thereafter principal payments are calculated based on a 30 year amortization schedule at a rate of 6.0%. In the event that the property loan to value ratio is below 65.0%, no amortization shall apply for that year and the loan to value covenant is then tested annually. Based on the property value as of December 31, 2013 we do not anticipate any additional property debt amortization. The available line of credit of $10.0 million, of which $7.7 million was outstanding as of December 31, 2013, bears interest at LIBOR plus 242 basis points (including of the cost of funds margin) with no prepayment penalty.

(3)	Represents five tranches of the loan which have variable interest rates of LIBOR plus 85 basis points and an additional fixed margin of 40 basis points based upon the lender’s current cost of funds. Three tranches totaling $237.6 million have been fixed by interest rate swaps at a weighted average rate of 6.0% through December 2017, one of which in the amount of $99.9 million has been fixed by an interest rate swap at 5.0% through December 2015 and the final one of which in the amount of $58.5 million is floating (at a rate of 1.4% as of December 31, 2013). Debt payments are interest only for the first five years of the loan. Thereafter, if the property loan to value is below 65.0%, 62.5% and 60.0% on the fifth, seventh, and ninth anniversary, respectively, no amortization shall apply for that year and the loan to value covenant is then tested annually. Based on the property value as of December 31, 2013, we do not anticipate any property debt amortization.

(4)	As of December 31, 2013, $17.5 million is outstanding of a total available line of credit of $20.0 million and bears interest at LIBOR plus 150 basis points with no amortization or prepayment penalty. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at a weighted average of 62 basis points through maturity.

(5)	This CMBS mortgage bears interest at 5.4% and is interest only through maturity. Early prepayment is subject to prepayment penalties of yield maintenance; a market rate present value of the right to receive the remaining interest payments determined in accordance with the loan terms; provided the loan is prepayable without penalty within six months of the loan maturity.

(6)	This senior mezzanine loan has a variable interest rate of LIBOR plus 175 basis points and is interest only through maturity with no prepayment penalty.

(7)	Represents five tranches of the loan which have variable interest rates of LIBOR plus 220 basis points which have been fixed by interest rate swaps with a weighted average interest rate of 5.3% through December 15, 2015. The loan payments are interest only with no principal amortization.

(8)	This zero coupon loan bears interest at a fixed rate of 8.0%, and accrued interest is deferred to maturity and added to the principal balance.

(9)	This $30.0 million line of credit bears interest at a variable rate of LIBOR plus 220 basis points and is interest only through maturity with no prepayment penalties. As of December 31, 2013, $17.1 million has been drawn and the remainder committed.

(10)	This loan, secured by a mortgage, is interest only at 4.5% through maturity. Under the terms of the loan agreement, after September 2014 and prior to August 2015, the outstanding indebtedness may be increased at the election of the borrower subject to certain loan-to-value and debt service coverage ratios being satisfied. Early repayment is subject to prepayment penalties equal to the greater of yield maintenance or 1.0% of the outstanding principal balance in years three through five of the loan, 2.0% in year six and 1.0% in year seven, provided that they are prepayable without penalty within six months prior to the loan maturity.

(11)	This loan, secured by a mortgage, is interest only at 4.9% through November 1, 2014, thereafter monthly payments include amortization based on 30 year amortization schedule. Early repayment is subject to prepayment penalties equal to the greater of yield maintenance or 1.0% of the outstanding principal balance in the first six years of the loan, 4.0% in year seven, 3.0% in year eight, 2.0% in year nine and 1.0% in year ten, provided that the loan is prepayable without penalty within four months prior to the loan maturity.

(12)	This loan, secured by a mortgage, has a variable interest rate of LIBOR plus 250 basis points and was scheduled to mature on April 14, 2014. The operating partnership extended the loan through December 1, 2014 at a variable interest rate of LIBOR plus 450 basis points with quarterly amortization payments of $112,500.

(13)	This loan, secured by a mortgage, has a variable interest rate of LIBOR plus 335 basis points through maturity of May 1, 2016 with two one year extension options. Interest during the first and second extension periods increases to LIBOR plus 350 and 380 basis points, respectively. Prepayment of the loan prior to November 2014 requires a lender fee of 0.5% which is payable with any payment of the loan if the funds are from a bank (other than the current lender) or other lending institution originating CMBS loans; thereafter, prepayment can be made without penalty.

(14)	This fund-level loan has a variable interest rate of LIBOR plus 130 basis points and amortizes based on a 28 year schedule with an 8.0% interest rate. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 29 basis points through maturity.

(15)	This fund-level loan has a variable interest rate of LIBOR plus 150 basis points and is interest only with no prepayment penalties. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 113 basis points through maturity.

(16)	This fund-level loan of $20.0 million, of which $13.2 million has been drawn to date, has a variable interest rate of LIBOR plus 150 basis points and is interest only with no prepayment penalties. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 119 basis points through maturity. The maturity date of November 2014 has been amended to June 2015 subsequent to December 31, 2013.

(17)	This fund-level loan has a variable interest rate of LIBOR plus 130 basis points and amortizes based on a 28 year amortization schedule with an 8.0% interest rate. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 32 basis points through maturity. The loan is interest only with no prepayment penalties.

(18)	This fund-level loan has a variable interest rate of LIBOR plus 150 basis points and amortizes based on a 28 year amortization schedule with an 8.0% interest rate. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 154 basis points through June 2014.

(19)	This fund-level loan of $50.0 million, of which $6.3 million has been drawn as of December 31, 2013, has a variable interest rate of LIBOR plus 150 basis points. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which resets quarterly. The loan is interest only with no prepayment penalties.

(20)	The interest rate is fixed at 5.0% through April 30, 2021. For the first four years, interest only is payable monthly; thereafter the loan amortizes based on a 30 year amortization schedule commencing June 1, 2015. Early repayment is subject to prepayment penalties equal to 5.0% of the outstanding principal balance in the first two years of the loan, 4.0% in years three and four, 3.0% in years five and six, 2.0% in years seven and eight, 1.0% in year nine and zero thereafter. Subject to certain conditions, the loan may be increased by up to an additional $30.0 million; none of which has been drawn.

(21)	Represents four tranches of the loan having variable interest rates of LIBOR plus 90 basis points and an additional fixed margin of 55 to 60 basis points based upon the lender’s current cost of funds. These four tranches have been fixed by interest rate swaps with a weighted average interest rate of 5.7% through maturity. The loan is interest only and payable quarterly. If the loan to value exceeds 70.0%, the operating partnership must deposit cash into a segregated restricted account in an amount sufficient to bring the loan to value to 70.0%.

(22)	As of December 31, 2013, $9.0 million is outstanding of a total available line of credit of $30.0 million and bears interest at LIBOR plus 185 basis points. The line of credit is subject to an additional floating margin based upon the lender’s current cost of funds which was set at 69 basis points as of December 31, 2013, but resets monthly.

(23)	Represents nine tranches of the loan, all of which have variable interest rates of LIBOR plus 70 basis points. The loan is subject to an additional floating margin based upon the lender’s current cost of funds which was set at 35 basis points for eight of the nine tranches as of December 31, 2013. One tranche totalling $42.0 million has an additional margin of 45 basis points as of December 31, 2013. Seven tranches totaling $772.0 million of the $906.3 million loan have interest rates that have been fixed to maturity by interest rates swaps with a weighted average interest rate (including of the cost of funds margin) of 5.3% through loan maturity. Debt payment are interest only for loan years one through seven. Thereafter principal payments are calculated based on a 30 year amortization schedule at a rate of 6.0%. In the event that the property loan to value ratio is below 59.0%, no amortization shall apply for that year and the loan to value covenant is then tested annually. Based on the property value as of December 31, 2013 we do not anticipate any property debt amortization.

(24)	As of December 31, 2013, the available line of credit of $20.0 million was outstanding and bears interest at LIBOR plus 150 basis points with no amortization or prepayment penalty. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 35 basis points through maturity.

(25)	Our ownership position is subordinate to a preferred equity position which accrues interest at 8.5%. Interest is payable on a current basis at 5.0% until July 2014 and at 7.0% thereafter until maturity in July 2016. An exit fee of $2.4 million is also due at maturity.

(26)	Represents ten tranches of the loan which have variable interest rates of LIBOR plus 65 basis points with no amortization or prepayment penalty. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 49 basis points through August 2017.

(27)	Under the terms of the loan agreement as amended, 0.3% of the interest payable is accrued and added to the outstanding indebtedness. Such accrued amounts bear interest at 5.0% until maturity.

(28)	On March 14, 2014, RDF purchased the 75 Howard Street Garage. The seller utilized the net proceeds to fully repay the balance outstanding under this facility and establish additional cash reserves to fund capital improvement, leasing and operating costs. As of December 31, 2013, no balance was outstanding of a total available line of credit $20.1 million. When drawn, the credit facility will bear interest at LIBOR plus 300 basis points. The loan is subject to an additional fixed margin based upon the lender’s current cost of funds which was set at 120 basis points through maturity.

Our overall leverage will depend upon factors such as our existing portfolio requirements, future acquisition or redevelopment opportunities, and the cost of leverage. Our board of directors has not adopted policies which restrict the amount of leverage which we may use. In connection with the completion of this offering and the formation transactions, we expect to enter into a $         million senior unsecured revolving credit facility. We intend to use the senior unsecured revolving credit facility to fund acquisitions, redevelopment opportunities, provide funds for capital expenditures and the costs of securing new and renewal leases, and to provide working capital. In addition, the senior unsecured revolving credit facility will contain representations, warranties, covenants, other agreements and events of default customary for agreements of this type made with comparable companies. The closing of the senior unsecured revolving credit facility will be contingent on the consummation of this offering and the satisfaction of customary conditions.

Leverage Policies

We expect to continue to employ leverage in our capital structure in amounts determined to be appropriate by our board of directors and we have not adopted a policy that limits the total amount of indebtedness that we may incur. We expect to monitor and evaluate our overall debt levels as well as the components of debt that will be either fixed rate (via swaps or other means) or carried at floating rates. Our board of directors may choose to modify our leverage policies due to future economic conditions, the overall costs of debt as relative to equity or general capital market conditions, changes in the market values of our properties, fluctuations in the market price of our common stock, growth and acquisition opportunities or other factors. As a result of German regulatory considerations, we have entered into agreements with certain continuing investors whereby for three years following completion of the formation transactions we have agreed that we will limit our indebtedness. We do not believe these agreements will have a material impact on our operations, as we intend to limit our indebtedness to levels well below those permitted by these agreements. See “Policies with Respect to Certain Activities—Financings and Leverage Policy.”

Restrictive Covenants

The terms of our mortgage debt and certain side letters in place include certain restrictions and covenants which may limit, among other things, certain investments, the incurrence of additional indebtedness and liens and the disposition or other transfer of assets and interests in the borrower and other credit parties, and requires compliance with certain debt yield, debt service coverage and loan to value ratios. In addition, the senior unsecured revolving credit facility we expect to enter into in connection with this offering will contain representations, warranties, covenants, other agreements and events of default customary for agreements of this type with comparable companies. The closing of the senior unsecured revolving credit facility will be contingent on the consummation of this offering and the satisfaction of customary conditions.

Distribution Policy

In order to qualify as a REIT, we are required to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly distributions to our stockholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions. It is also possible that the board of directors could decide to make required distributions in part by using shares of our common stock.

Contractual Obligations

The table below presents our total contractual obligations at December 31, 2013, on a pro forma basis, reflecting, among other things, our repayment of outstanding indebtedness using net proceeds from this offering (dollar amounts in thousands):

Payments due by period
	Total	Less than one year	1 - 3 years	3 - 5 years	Thereafter
Mortgages and other debt
Interest expense	$	$	$	$	$
Amortization
Principal repayment
Tenant obligations
Leasing commission costs
Other long term obligations

Total	$	$	$	$	$

Planned Investments

We currently have 10.4 million rentable square feet, a portion of which has contractual tenant improvement obligations due in the next twelve months. These capital commitments are fully covered by existing cash reserves or available property line of credit capacity. In addition, we currently intend to invest between $         million and $         million in additional capital improvements to our properties through the end of 2014. This estimate is based on our current budget and is subject to change and there are no commitments to make these improvements until such time as leases or other contracts are executed in the normal course of our operations. We intend to fund these capital improvements through a combination of operating cash flow and borrowings.

Off Balance Sheet Arrangements

As of December 31, 2013, on a pro forma basis, we had investments in unconsolidated joint ventures owning five properties, with our ownership interests ranging from 25.0% to 75.5%. These joint ventures had outstanding indebtedness with an aggregate principal amount of $2.5 billion as of December 31, 2013, of which our pro rata share was $         billion. The table set forth above under “—Liquidity and Capital Resources—Indebtedness to be Outstanding After This Offering” summarizes this outstanding debt. In addition, as of December 31, 2013, the joint venture holding 60 Wall Street, in which two of the private equity real estate funds that we control have interests, had outstanding indebtedness with an aggregate principal amount of $925.0 million secured by a first lien mortgage on 60 Wall Street, of which our pro rata share was $45.1 million. We generally do not guarantee the indebtedness of unconsolidated joint ventures or the private equity real estate funds that we control other than providing customary environmental indemnities and guarantees of specified non-recourse carveouts relating to specified covenants and representations; however, we may elect to fund additional capital to a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans in order to enable the joint venture to repay this indebtedness upon maturity.

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above. We do not believe inflation has had a material impact on our historical financial position or results of operations.

Cash Flow—Paramount Predecessor

As noted above, upon the consummation of the formation transactions and this offering, we will no longer account for the assets that we acquire from the private equity real estate funds that Paramount Predecessor controls under investment company accounting. Instead, we will account for these assets using either consolidated historical cost accounting or the equity method of historical cost accounting. Moving from investment company accounting to consolidated historical cost accounting or the equity method of historical cost accounting will result in a significant change in the classification of our cash flows. For example, the purchase and sale of underlying investments by our private equity real estate funds that utilize investment company accounting are treated as an operating activity and such purchases and sales are shown net of any related mortgage debt entered into upon acquisition or repaid upon sale. Purchases and sales that we engage in directly or through our consolidated subsidiaries other than these funds will be treated as investing activities and any related mortgage debt entered into upon acquisition or repaid upon sale will be treated as financing activity. Furthermore, all other property-level debt activity relating to properties owned by these funds is currently treated as operating activity, whereas debt activity engaged in directly or through our consolidated subsidiaries other than these funds will be treated as financing activity. In addition, the net income for Paramount Predecessor currently reflects significant unrealized gains or losses relating to properties owned by these funds. Any unrealized gains or losses are reversed to arrive at net cash flow provided by or used in operating activities. Gains or losses arising from sales of properties owned by us directly or through our consolidated subsidiaries will only be recognized by us when realized. The proceeds of such sales will be reflected in net cash provided by investing activities.

Following the formation transactions, we will directly own all of the assets of four of the primary private equity real estate funds that Paramount Predecessor controls, which will be accounted for using consolidated historical cost accounting or the equity method of historical cost accounting, and we intend to directly fund our future real estate investments following deployment of our existing funds’ remaining committed equity capital. As a result, we expect the classification of our cash flows following the formation transactions to differ significantly from, and not be comparable with, the historical classification of Paramount Predecessor’s cash flows.

The following table sets forth a summary of cash flows for Paramount Predecessor for the years ended years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
	($ in thousands)
Net cash from (used for):
Operating activities	$32,002	$(111,209)	$(301,149)
Investing activities	1,067	5,073	59,390
Financing activities	(30,886)	126,608	287,109

Operating Activities

2013 Compared with 2012—We generated $32.0 million of cash from operating activities during the year ended December 31, 2013, an increase of $143.2 million compared with the $111.2 million used for operating activities during the year ended December 31, 2012. Net cash from operating activities in 2013 included $15.3 million from real estate fund investments due to a sale whereas, cash used for operating activities in 2012 included $113.8 million for net real estate fund investments as cash utilized for asset purchases by these real estate funds exceeded proceeds from sales resulting in a change of $129.1 million. As noted above, activities such as these engaged in directly or through our consolidated subsidiaries other than our private equity real estate funds that utilize investment company accounting will be reflected as investing activities.

2012 Compared with 2011—Cash used in operating activities declined by $189.9 million to $111.2 million in 2012 from $301.1 million in 2011. This decline was principally attributable to a decline in net fund investment activity of $115.9 million and a decline in gain on sale of joint venture interests of $43.6 million.

Investing Activities

2013 Compared with 2012—We generated $1.1 million of cash from investing activities during the year ended December 31, 2013, a decrease of $4.0 million compared with the $5.1 million generated during the year ended December 31, 2012. This decrease resulted primarily from a refund of tenant improvements of $2.2 million, and the proceeds of a sale of joint venture interests of $2.0 million in 2012. Similar events did not recur in 2013.

2012 Compared with 2011—We generated $5.1 million of cash from investing activities during the year ended December 31, 2012, a decrease of $54.3 million compared with the $59.4 million generated during the year ended December 31, 2011. This decrease resulted primarily from a decrease in proceeds from the sale of joint venture interests of $43.6 million as well as a decrease in distributions of capital from partially owned entities of $18.9 million. These were partially offset by a loan to management of $5.0 million.

Financing Activities

2013 Compared with 2012—We used $30.9 million of cash for financing activities during the year ended December 31, 2013, a decrease of $157.4 million compared to the $126.6 million generated during the year ended December 31, 2012. This decrease resulted primarily from an increase of $107.8 million in net distributions to the equity owners of the Paramount Predecessor, a reduction in restricted cash balances of $25.3 million in restricted cash accounts, and a decrease of $21.5 million in net contributions from non-controlling interests.

2012 Compared with 2011—We generated $126.6 million of cash from financing activities during the year ended December 31, 2012, a decrease of $160.5 million compared with the $287.1 million generated during the year ended December 31, 2011. This decrease resulted primarily from the issuance of a $100.0 million preferred equity obligation in 2011, which increased our cash flow from financing activities in 2011. Additional factors include a decline of $70.1 million in contributions received from the holders of non-controlling interests and an increase of $49.2 million in net mortgage and loan repayments. These decreases were offset by a change in restricted cash of $55.2 million.

Non-GAAP Financial Measures

We use and present Cash NOI, earnings before interest, taxation, depreciation and amortization, as further adjusted, or Adjusted EBITDA, and funds from operations, or FFO, as supplemental measures of our performance. The summary below describes our use of Cash NOI, Adjusted EBITDA, FFO and Core FFO, provides information regarding why we believe these measures are meaningful supplemental measures of our performance and reconciles these measures from net income (loss), presented in accordance with United States generally accepted accounting principles, or GAAP.

In light of the significant differences that will exist between our future financial information and Paramount Predecessor’s historical combined consolidated financial information, including the fact that we will account for our investments in our properties after the formation transactions using either consolidated historical cost accounting or the equity method of historical cost accounting, we believe that presenting the non-GAAP information on a pro forma basis provides investors with more useful information regarding our performance and results of operations.

Cash Net Operating Income

Cash NOI is a metric we use to measure the operating performance of our property portfolio, and consists of property-related revenue (which includes rental revenue, tenant reimbursement income and certain other income) less operating expenses (which includes building expenses such as cleaning, security, repairs and maintenance, utilities, property administration and real estate taxes), excluding non-cash amounts recorded for straight-line rents including related bad debt expense and amortization of above- and below- market leases. We also present our pro rata share of Cash NOI, which represents our share of the Cash NOI generated by our consolidated and unconsolidated operating assets based on our percentage ownership of such assets, and Cash

NOI on a same property and non-same property basis. We use these metrics internally as performance measures and believe they provides useful information to investors regarding our financial condition and results of operations because they reflect only those income and expense items that are incurred at the property level, excluding non-cash items. Therefore, we believe these metrics are useful measures for evaluating the operating performance of our real estate assets. Further, we believe these metrics are useful to investors as performance measures because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition activity on an unleveraged basis, providing perspective not immediately apparent from net income. In addition, Cash NOI is considered by many in the real estate industry to be a useful starting point for determining the value of a real estate asset or group of assets. Cash NOI excludes certain components from net income in order to provide results that are more closely related to a property’s results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, and amortization of above- and below- market leases may distort operating performance at the property level. Other real estate companies may use different methodologies for calculating Cash NOI, and accordingly, our presentation of Cash NOI may not be comparable to other real estate companies’ presentations of this metric.

The following table presents a reconciliation of our pro forma net income to Cash NOI and our pro rata share of Cash NOI for the periods presented (dollar amounts in thousands):

Pro Forma
Year Ended December 31, 2013
Net Income	$
Add:
Depreciation and amortization
General and administrative
Profit sharing compensation
Interest expense
Other expenses
Less:
Straight-line rent
Amortization of above- and below- market leases
Distributions from real estate fund investments
Realized and unrealized gains, net
Fee income
Income from partially owned entities
Unrealized gain (loss) on interest rate swaps
Interest income
Benefit (provision) for income tax
Cash Net Operating Income

Add:
Our share of Cash NOI from partially owned entities (1)
Less:
Cash NOI attributable to non-controlling interests in consolidated joint ventures

Pro Rata Share of Cash NOI	$

(1)	The following table presents the reconciliation of net income to our share of Cash NOI from partially owned entities:

Pro Forma
Year Ended December 31, 2013
Net income from partially owned entities	$
Add:
Depreciation and amortization
Interest expense
Other expenses
Less:
Straight-line rent
Amortization of above- and below- market leases
Unrealized gain (loss) on interest rate swaps
Cash Net Operating Income from Partially Owned Entities

Less:
Cash NOI attributable to joint venture partners

Pro Rata Share of Cash NOI from Partially Owned Entities	$

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) excluding interest, income taxes, depreciation and amortization, as further adjusted to eliminate the impact of the performance of our real estate funds and certain other items that we do not consider indicative of our ongoing performance. We also present our pro rata share of Adjusted EBITDA, which represents our share of the Adjusted EBITDA generated by our consolidated and unconsolidated operating assets based on our percentage ownership of such assets. Adjusted EBITDA should not be considered as an alternative to net income (loss) determined in accordance with GAAP. Other real estate companies may use different methodologies for calculating Adjusted EBITDA or similar metrics, and accordingly, our presentation of Adjusted EBITDA may not be comparable to other real estate companies. Adjusted EBITDA may be useful because it helps investors and lenders meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure (primarily interest charges from our consolidated outstanding debt) and certain non-cash expenses (primarily depreciation and amortization on our assets), which may not be indicative of our ongoing operating performance. This supplemental measure may help investors and lenders understand our ability to incur and service debt and to make capital expenditures. Adjusted EBITDA should not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is Adjusted EBITDA necessarily indicative of cash available to fund cash needs.

The following table presents a reconciliation of pro forma net income to Adjusted EBITDA and our share of Adjusted EBITDA for the year ended December 31, 2013 (dollar amounts in thousands):

Pro Forma
Year Ended December 31, 2013
Net Income	$
Add:
Depreciation and amortization
Interest expense
Other expenses
Less:
Interest income
Distributions from real estate fund investments
Realized and unrealized gains, net
Unrealized gain (loss) on interest rate swaps
Benefit (provision) for income tax

Adjusted EBITDA

Less:
Adjusted EBITDA attributable to non-controlling interests in consolidated joint ventures
Income from partially owned entities
Add:
Our share of Adjusted EBITDA from partially owned entities (1)

Pro Rata Share of Adjusted EBITDA	$

(1)	The following table presents the reconciliation of net income to our share of Adjusted EBITDA from partially owned entities:

Pro Forma
Year Ended December 31, 2013
Net income from partially owned entities	$
Add:
Depreciation and amortization
Interest expense
Other expenses
Less:
Amortization of above- and below- market leases
Unrealized gain (loss) on interest rate swaps
Adjusted EBITDA from Partially Owned Entities

Less:
Adjusted EBITDA attributable to joint venture partners

Our Share of Adjusted EBITDA from Partially Owned Entities

Funds from Operations and Core Funds from Operations

FFO is a supplemental measure of our performance. We present FFO calculated in accordance with the current National Association of Real Estate Investment Trusts, or NAREIT, definition. In addition, we present Core FFO which adjusts FFO for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by other publicly traded office REITs. FFO is a supplemental performance measure that is commonly used in the real estate industry to assist investors and analysts in comparing results of real estate companies.

FFO is generally defined as net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization, less gains from dispositions of operating real estate held for investment purposes, plus impairment losses on depreciable real estate and impairments of in substance real estate investments in investees that are driven by measureable decreases in the fair value of the depreciable real estate held by the unconsolidated joint ventures and adjustments to derive our pro rata share of FFO of unconsolidated joint ventures.

Our share of FFO relating to our unconsolidated entities is calculated on the same basis as our consolidated entities. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions (in contrast to the systematic decline reflected in depreciation charges required under GAAP), many investors consider FFO to be a useful alternative view of our operating performance, particularly with respect to our rental properties. We adjust FFO to present Core FFO, which, when applicable, excludes the impact of the performance of our real estate funds, unrealized gain (loss) on interest rate swaps, acquisition costs and certain other items that we do not consider indicative of our ongoing performance.

FFO and Core FFO are presented as supplemental financial measures and do not fully represent our operating performance. Other REITs may use different methodologies for calculating FFO and Core FFO or use other definitions of FFO and Core FFO and, accordingly, our presentation of these measures may not be comparable to other real estate companies. Neither FFO nor Core FFO is intended to be a measure of cash flow or liquidity. Please refer to our financial statements, prepared in accordance with GAAP, for purposes of evaluating our financial condition, results of operations and cash flows.

The following table sets forth a reconciliation of our pro forma net income to FFO and Core FFO for the year ended December 31, 2013 (dollar amounts in thousands):

Pro Forma
Year Ended December 31, 2013
Net Income	$
Add:
Depreciation and amortization
Our share of FFO from partially owned entities (1)
Less:
Income from partially owned entities

Funds from Operations

Less:
Distributions from real estate fund investments
Realized and unrealized gains, net
Unrealized gain (loss) on interest rate swaps
Other expenses
Core FFO attributable to non-controlling interests in consolidated joint ventures and real estate funds

Core FFO Attributable to Common Stockholders and Unitholders	$

(1)	The following table presents the reconciliation of net income to our share of FFO from partially owned entities:

Pro Forma
Year Ended December 31, 2013
Net Income from partially owned entities	$
Add:
Depreciation and amortization
FFO From Partially Owned Entities

Less:
FFO attributable to joint venture partners

Our Share of FFO From Partially Owned Entities

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Our primary market risk results from our indebtedness, which bears interest at both fixed and variable rates. We manage our market risk on variable rate debt by entering into swap arrangements with the lender to in effect fix the rate on all or a portion of the debt for varying periods up to maturity. This in turn, reduces the risks of variability of cash flows created by variable rate debt and mitigates the risk of increases in interest rates. Our objective when undertaking such arrangements is to reduce our floating rate exposure and we do not enter into hedging arrangements for speculative purposes. Subject to maintaining our status as a REIT for Federal income tax purposes, we may utilize swap arrangements in the future.

As of December 31, 2013, on a pro forma basis, approximately $        of our total outstanding debt had fixed interest rates, $        had variable interest rates that had been effectively fixed utilizing swaps to maturity, $        had variable interest rates that had been fixed utilizing swaps through August, 2017 and the remaining $        had variable interest rates based on LIBOR that either was not fixed utilizing swaps or was fixed utilizing swaps for shorter periods. We may also be subject to further interest rate risk in the future if we borrow under the senior unsecured revolving credit facility.

As of December 31, 2013, on a pro forma basis, our interest rate swaps had a fair value that resulted in a net liability of $        million. If LIBOR were to increase by 100 basis points, the net liability associated with our interest rate swaps would increase by approximately $        million.

If LIBOR were to increase by 100 basis points, interest expense on our unhedged variable rate debt as of December 31, 2013, on a pro forma basis, would increase by approximately $        million annually.

As of December 31, 2013, on a pro forma basis, the fair value of our fixed rate debt was approximately $        and the fair value of our variable rate debt that has been swapped to fixed rates was approximately $        . If LIBOR were to increase by 100 basis points, the fair value of our fixed rate debt would decrease by approximately $        and the fair value of our variable rate debt that has been swapped to fixed rates would decrease by approximately $        .

Factors That May Influence Future Results of Operations

Formation Transactions

Upon the consummation of the formation transactions and this offering, substantially all of the assets of Paramount Predecessor and all of the assets of four of the primary private equity real estate funds that it controls

(and their associated parallel and feeder funds), other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza, will be contributed to us in exchange for a combination of shares of our common stock, common units and cash. The formation transactions will be accounted for as transactions among entities under common control. However, as the assets that we acquire from the private equity real estate funds that Paramount Predecessor controls will no longer be held by funds which qualify for investment company accounting, we will account for these assets following the formation transactions under either consolidated historical cost accounting or the equity method of historical cost accounting. Moving from investment company accounting to consolidated historical cost accounting or the equity method of historical cost accounting will result in a significant change in the presentation of our consolidated financial statements following the formation transactions, and our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of Paramount Predecessor.

Rental Revenue

Our revenues primarily arise from the rental of office and other space to tenants in our properties. In addition to base rent charges, tenants are typically obligated under their lease provisions to pay “Tenant Reimbursement” income representing the reimbursement of a portion of the operating expenses and real estate taxes of the property. The amount of income which we receive depends principally upon our ability to lease currently existing vacant space and either renew existing tenant leases or re-lease to new tenants upon the expiry of existing leases. Although we believe that average rental rates for in-place leases at our properties are generally below the current market rates, specific leases at individual properties may be leased at or above current market rates within a particular market. Factors which can impact our rental income include, but are not limited to: an oversupply of or reduction in demand for office space, changes in market rental rates, and our continued ability to maintain our properties while providing services at a level our tenants expect. According to Rosen Consulting Group, or RCG, given current market rents, construction costs and the lack of competitive development sites, most of our portfolio could not be replicated today on a cost-competitive basis, if at all.

All of our properties are located New York City, in particular midtown Manhattan, as well as Washington, D.C. and San Francisco. As a result, positive or negative changes in conditions in these markets, such as changes in economic or other conditions, employment rates, local tax and budget conditions, natural hazards, recession, competition for real property investments in these markets, uncertainty about the future and other factors will impact our overall performance. According to RCG, midtown Manhattan office market vacancy is projected to decline in the near to medium term and average asking rent growth is forecasted to exceed almost all other U.S. gateway cities through the forecast period, an effect of high demand and constraints on new supply. RCG also expects Class A office rents in midtown Manhattan to grow 4.0%, 5.3% and 6.0% in 2014, 2015 and 2016, respectively, with a forecasted annual rental growth through 2018 of 4.9%. Given the strong underlying fundamentals of our submarkets, the location and high-quality of our assets, and our proven management capabilities, we believe that we will be able to generate attractive internal growth from our portfolio over time. We cannot predict future changes in economic or real estate market conditions, and there are many factors that could cause current conditions or trends to change, including those described under “Risk Factors” and elsewhere in this prospectus.

Tenant Credit Risk

General economic conditions or the specific financial conditions of our tenants may deteriorate. Such events could negatively impact our tenants’ ability to fulfill their lease commitments and, accordingly, our ability to maintain or increase occupancy levels or rental income from our properties. Existing and/or potential tenants may explore consolidating or reducing space needs in order to reduce their operating costs. Others may prefer to defer decisions such as entering into new long-term leases.

Leasing

Our portfolio contains a number of large CBD buildings which often involve large users occupying multiple floors for relatively long terms. Accordingly, the re-lease or renewal of one or more large leases may have a disproportionate positive or negative impact on average base rent, tenant improvement and leasing commission costs in a given period. Tenant improvement costs include expenditures for general improvements related to installing a tenant. Leasing commission costs are similarly subject to significant fluctuations depending upon the anticipated revenue to be received under the leases and the length of leases being signed.

Operating expenses

Our property operating expenses generally consist of cleaning, security, repairs and maintenance, utilities, payroll, insurance, real estate taxes and, prior to this offering, management fees. Factors which impact our ability to control these operating expenses include: increases in insurance premiums, increases in real estate tax rates and assessments, increases in repair and maintenance costs, and the costs of renovation including the costs of re-leasing space. Additionally, the cost of compliance with zoning and building codes as well as local, state and Federal tax laws may impact our expenses. As a public company our annual general and administrative expenses are anticipated to be meaningfully higher due to legal, insurance, accounting, audit and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company. Increases in costs from any of the foregoing factors may adversely affect our future results and cash flows. Circumstances such as declines in market rental rates or increased competition may cause revenue to decrease although the expenses of owning and operating a property will not necessarily decline. While certain expenses may vary with occupancy, many costs arising from our property investments, such as real estate taxes, interest expense and general maintenance will not be materially reduced even if a property is not fully occupied. As a result, our future cash flow and results of operations are likely to be adversely affected and losses could be incurred if revenues decrease in the future.

Cost of funds and interest rates

We expect to have significantly less outstanding debt following the completion of the formation transactions and this offering than we had on a historical basis during the periods described in this section as a result of our anticipated use of substantially all of the net proceeds from this offering to repay outstanding debt. Accordingly, we expect our future interest expense to decrease in periods immediately following the offering.

We expect future changes in interest rates will impact our overall performance. In order to limit interest rate risk, we have historically entered into interest rate swap agreements or similar instruments and, subject to maintaining our qualification as a REIT for U.S. federal income tax purposes, expect to do so in the future. Although we may seek to cost-effectively manage our exposure to future rate increases through such means, a portion of our overall debt may at various times float at then current rates. Such floating rate debt may increase to the extent we use available borrowing capacity under our loans to fund capital improvements or otherwise manage liquidity. As of December 31, 2013, on a pro forma basis, we would have had $        billion of outstanding floating rate debt and $        billion of outstanding fixed rate debt, including $        billion maturing prior to 2015.

Competition

The acquisition, ownership and leasing of real estate is highly competitive in the New York, Washington, D.C. and San Francisco markets in which we operate. We compete for tenants with numerous real estate owners and operators which own properties similar to our own in these markets. Among the factors influencing leasing competition are location, building quality and condition, levels of services provided to tenants, and rental rates. In addition, when seeking to acquire properties we face competition from real estate companies and investors such as private investment funds; domestic and foreign life insurance companies, financial institutions, and pensions funds; other public REITs; and other private investors including high net worth individuals and families. Any of these competitors may have greater financial resources or be willing to acquire properties at higher prices than we find attractive. They may also be willing to enhance their returns by engaging in transactions involving greater leverage or financial structuring than we are willing to pursue.

Critical Accounting Policies

Basis of Accounting

Other than Paramount Group Residential Development Fund and its parallel funds, which is carried at historical cost, each of the private equity real estate funds reflected in Paramount Predecessor qualifies as an investment company pursuant to ASC 946, and reflects its underlying investments, including majority-owned and controlled investments, at fair value. Paramount Predecessor’s historical combined consolidated financial statements reflects such specialized accounting for these funds. Thus, these funds’ investments are reflected in real estate fund investments at fair value on the combined consolidated balance sheets, with unrealized gains and losses resulting from changes in fair value reflected as a component of change in fair value of real estate fund investments in the combined consolidated statements of income. Upon the consummation of this offering, the basis of presentation for the investments that will be contributed to us by the funds in connection with the formation transactions will convert to historical cost or equity method accounting, as appropriate. Waterview, which is wholly owned by Paramount Predecessor, is fully consolidated on a historical cost basis while the other partially owned properties of Paramount Predecessor are reflected under the equity method of accounting.

Accounting Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that impact the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and the related disclosures in the historical combined consolidated financial statements and accompanying notes. Material items subject to such estimates are the allocation of the purchase price of acquired real estate assets to the various tangible and intangible components, the determination of the useful lives of our real estate or other long-lived assets, the impairment analysis of such long-lived assets, and the accrual of anticipated revenues, allowance for doubtful accounts and expenses. These estimates are prepared using management’s best judgment based on historical experiences and various other factors that are believed to reflect the current circumstances but are inherently uncertain and actual results can differ from these estimates.

Rental Property

Rental property comprises all tangible assets that Paramount Predecessor holds for rental or the supply of services to tenants as a building owner and operator or for administrative purposes. Rental property is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of rental properties are capitalized. Maintenance and repair expenses are charged to expense as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Each period, depreciation is charged to expense and credited to the related accumulated depreciation account. A used asset acquired is depreciated over its estimated remaining useful life, not to exceed the life of a new asset. Range of useful live for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building improvements	5-40 years
Tenant improvements	Shorter of remaining life of the lease or useful life
Furniture and equipment	3-7 years

Tenant improvements are capitalized in rental property when they are owned by Paramount Predecessor. If the improvements are deemed to be owned by the tenant and Paramount Predecessor assumes its payments

(such as an up-front cash payment to the lessee or by assuming the payment or reimbursement of all or part of those costs) then Paramount Predecessor recognizes the inducements as a deferred lease incentive.

Upon acquisition of rental property, Paramount Predecessor determines and allocates the fair value of acquired assets (including land, building, tenant improvements, above-market leases, and in-place lease intangibles) and the assumed liabilities (including below-market leases) in accordance with ASC 805, Business Combinations, and allocates the purchase price based on these fair values. As a result of a business combination, acquired leases may arise at the acquisition date of the business combination. Paramount Predecessor recognizes acquired leases as intangible assets and/or liabilities if they arise from contractual or other legal rights, or if not arising from contractual or legal rights, are only recorded by Paramount Predecessor if they are capable of being separated from the acquiring entity and thus can be sold, transferred, licensed, rented or exchanged on their own (whether or not there is an intention to do so). Paramount Predecessor initially records acquired leases as intangible assets and/or liabilities at their estimated fair values. If the terms of an operating lease on an acquired business are favorable relative to market terms, Paramount Predecessor recognizes an intangible asset named “acquired favorable leases.” If the terms of an operating lease on an acquired business are unfavorable relative to market terms, Paramount Predecessor recognizes an intangible liability named “acquired below or unfavorable market leases.” If there are in-place lease costs such as lease commissions, real estate taxes, insurances, forgiven rent and tenant improvements on an acquired business, Paramount Predecessor recognizes an intangible asset named “acquired in-place leases.” The amortization of acquired leases is recognized by Paramount Predecessor as a debit/credit to rental income, over the terms of the respective leases.

Revenue Recognition

Paramount Predecessor’s revenue is comprised primarily of rental income, distributions from real estate fund investments, realized and unrealized gains, net, and fee income, as described below.

Rental Income

Rental income includes base rents paid by each tenant in accordance with its lease agreement conditions. Paramount Predecessor recognizes rental income on a straight-line basis over the lease term of the respective leases. The straight-line basis is calculated by adding the total minimum payments under the lease and then dividing them equally over the life of the lease. Paramount Predecessor initially starts recognizing rental income at the commencement date, which is the date from which the tenant takes possession of the leased space or controls the physical use of the leased space. The difference between the “straight-line” amount and the amount of cash rent received from the tenants is recorded as a debit/credit to the corresponding “Deferred Charge.” Lease incentives are recorded as a deferred asset and amortized as a reduction of revenue on a straight-line basis over the respective lease term. Tenant reimbursement income (scheduled rent increases based on increases in real estate taxes, operating expenses, and utility usage) and percentage rents are recognized by Paramount Predecessor in the combined consolidated statements of income when earned and when their amounts can be reasonably estimated. Rental income also includes the amortization of acquired above- or below-market leases as a debit/credit to rental income over the terms of the respective leases. Any penalties paid by tenants due to early termination are recognized by Paramount Predecessor as “Other Income” in the combined consolidated statements of income on a straight-line basis from the date in which it is collected to the lease termination date.

Financial information relating to rental income is disclosed in Note 5 to Paramount Predecessor’s historical combined consolidated financial statements.

Realized and Unrealized Gains, Net

Paramount Predecessor accounts for its private equity real estate fund investments at fair value (which is predominantly based on the fair value of the underlying real estate). Realized and net changes in unrealized gains and losses resulting from changes in fair value are reflected in the accompanying combined consolidated statements of income as “Realized and unrealized gains, net).”

The fair value of the private equity real estate funds is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Real estate fund investments for which observable market prices in active markets do not exist are reported at fair value, using an appropriate valuation technique determined by Paramount Predecessor. In satisfying its responsibilities, Paramount Predecessor utilizes the services of independent valuation firms to value the investments and applicable liabilities which require the application of valuation principles to the specific facts and circumstances of the investments and applicable liabilities. The amounts determined to be fair value, predominantly based on the fair value of the underlying real estate, incorporate Paramount Predecessor’s own assumptions including appropriate risk adjustments, which involves a significant degree of judgment. The assumptions used in determining fair value of the underlying real estate include capitalization rates, discount rates, occupancy rates, rental rates and interest and inflation rates, which are subject to change based on changes in economic and market conditions and/or changes in use or timing of exit. Further, the valuation models encompass a number of uncertainties. For example, a change in the fair value of the investments resulting from a change in the terminal capitalization rate may be partially offset by a change in the discount rate. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values may differ significantly from values that would have been used had a ready market for the property existed, and the differences could be material.

Financial information relating to the private equity real estate fund investments is disclosed in Note 3 to Paramount Predecessor’s historical combined consolidated financial statements.

Investments in Partially Owned Entities

When the requirements for consolidation are not met but Paramount Predecessor has significant influence over the operations of an investee, Paramount Predecessor accounts for its partially owned entities under the equity method.

Paramount Predecessor’s judgment with respect to its level of influence of an entity involves the consideration of various factors including voting rights, forms of its ownership interest, representation in the entity’s governance, the size of its investment (including loans), its ability to participate in policy making decisions and the rights of the other investors to participate in the decision making process and to replace Paramount Predecessor as manager and/or liquidate the venture, if applicable. The assessment of Paramount Predecessor’s influence over an entity affects the presentation of these investments in the historical combined consolidated financial statements.

Equity method investments are initially recorded at cost and subsequently adjusted for Paramount Predecessor’s share of net income or loss and cash contributions and distributions each period.

Financial information relating to investments in partially owned entities is disclosed in Note 4 to Paramount Predecessor’s historical combined consolidated financial statements.

Variable Interest Entities

Paramount Predecessor consolidates all entities that it controls through a majority voting interest or otherwise, including those private equity real estate funds in which the general partner is presumed to have control. Although Paramount Predecessor has a non-controlling interest in these private equity real estate funds, the limited partners do not have the right to dissolve the partnerships or have substantive replacement rights or participating rights that would overcome the presumption of control by Paramount Predecessor. Accordingly, Paramount Predecessor consolidates the private equity real estate funds that it controls and records non-controlling interests to reflect the economic interests of the limited partners.

Paramount Predecessor consolidates any variable interest entity, or VIE, in which it is considered to be the primary beneficiary. VIEs are entities in which the equity investors do not have sufficient equity at risk to finance their endeavors without additional financial support or in which the holders of the equity investment at risk do not have a controlling financial interest. The primary beneficiary is defined as the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE’s performance, and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE.

Financial information relating to Paramount Predecessor’s VIEs is disclosed in Note 10 of Paramount Predecessor’s historical combined consolidated financial statements.

Impairment of Long-Lived Assets and Lease-Related Group of Assets

Long-lived assets, such as rental property and purchased intangible assets subject to amortization are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication that a rental property or an intangible asset may be impaired, the impairment test is performed for the individual asset if the recoverable amount of this asset can be determined individually.

If circumstances require that a long-lived asset or a group of assets is to be tested for possible impairment, Paramount Predecessor first compares undiscounted cash flows expected to be generated by an asset or group of assets to the carrying value of the asset or group of assets. If the carrying value of the long-lived asset or group of assets is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. No impairments were recorded for either rental properties or intangible assets during the years ended December 31, 2013, 2012 and 2011.

Income Taxes

We intend to elect and to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2014. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. To maintain our qualification as a REIT, we are required under the Internal Revenue Code of 1986, as amended, or the Code, to distribute at least 90% of our REIT taxable income (without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on our undistributed taxable income.

We account for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of December 31, 2013 and 2012, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the income tax provision. As of December 31, 2013, the tax years ended December 31, 2009 through December 31, 2013 remain open for an audit by the Internal Revenue Service. We have not received a notice of audit from the Internal Revenue Service for any of the open tax years.

Financial information relating to income taxes is disclosed in Note 13 of Paramount Predecessor’s historical combined consolidated financial statements.

Segment Reporting

Our segments are based on Paramount Predecessor’s method of internal reporting. Paramount Predecessor’s internal reporting structure and operations mirror its ownership structure in properties and private equity real estate funds. Paramount Predecessor historically has operated an integrated business that currently consists of three reportable segments: owned properties, managed funds, and a management company. Each individual property and each individual fund represents a different operating segment. All owned properties and managed funds have been aggregated as reportable segments as the individual properties and funds do not meet the quantitative and qualitative requirements to be disclosed separately. The owned properties segment consists of properties in which Paramount Predecessor directly or indirectly owns an interest, other than properties that it owns solely through an interest in its private equity real estate funds. The managed funds segment consists of the results of the private equity real estate funds, which historically has included the results of all of the private equity real estate funds controlled by Paramount Predecessor. In addition, Paramount Predecessor has a management company that performs property management and asset management services and certain general and administrative level functions, including legal and accounting, which is also considered a separate reporting segment.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP, or ASU 2011-04. ASU 2011-04 provides a uniform framework for fair value measurements and related disclosures between U.S. GAAP and requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this update on January 1, 2012 did not have a material impact on Paramount Predecessor’s historical combined consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 was written to enhance disclosures about financial instruments and derivative instruments that are either (a) offset or (b) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Under the amended guidance, an entity is required to disclose quantitative information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including (a) the gross amounts of those recognized assets and liabilities, (b) the amounts offset to determine the net amount presented in the statement of financial position, and (c) the net amount presented in the statement of financial position. With respect to amounts subject to an enforceable master netting arrangement or similar agreement which are not offset, disclosure is required of (a) the amounts related to recognized financial instruments and other derivative instruments, (b) the amount related to financial collateral (including cash collateral), and (c) the overall net amount after considering amounts that have not been offset. The guidance was effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods, and retrospective application is required. As the amendments were limited to disclosure only, adoption did not have a material impact on Paramount Predecessor’s historical combined consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, to clarify the scope of disclosures about offsetting assets and liabilities. The amendments clarified that the scope of guidance issued in December, 2011 to enhance disclosures around financial instruments and derivative instruments that are either (a) offset, or (b) subject to a master netting agreement or similar agreement, irrespective of whether they are offset, applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for interim and annual periods beginning on or after January 1, 2013. Adoption did not have a material impact on Paramount Predecessor’s historical combined consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, or ASU 2013-04, which addresses the recognition, measurement and disclosure of certain obligations including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 states that entities would record obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The guidance in ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation as well as other information about such obligations. For nonpublic entities, the ASU is effective for fiscal years ending after December 15, 2014, with early adoption permitted. Paramount Predecessor adopted this ASU effective December 31, 2013. The effect on the 2012 combined consolidated balance sheets is a reduction in reimbursable preferred equity obligations of approximately $105.4 million, with an offsetting reduction in the preferred equity obligation. There is no effect on the combined consolidated statements of income since interest expense has always been presented at Paramount Predecessor’s proportionate share.

In February 2013, the FASB issued ASU No. 2013-02 to ASC Topic 220, Comprehensive Income, or ASU 2013-02. ASU 2013-02 requires additional disclosures regarding significant reclassifications out of each component of accumulated other comprehensive income, including the effect on the respective line items of net income for amounts that are required to be reclassified into net income in their entirety and cross-references to other disclosures providing additional information for amounts that are not required to be reclassified into net income in their entirety. The adoption of ASU 2013-02 as of January 1, 2013 did not have a material impact on Paramount Predecessor’s historical combined consolidated financial statements.

In June 2013, the FASB issued ASU No. 2013-08, Financial Services—Investment Companies—Amendments to the Scope, Measurement, and Disclosure Requirements, or ASU 2013-08. The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and determine whether it is an investment company. The amendments in ASU 2013-08 are effective prospectively for fiscal years beginning after December 15, 2013. Early adoption is prohibited. Paramount Predecessor is currently evaluating the impact of this guidance on Paramount Predecessor’s historical combined consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU No. 2014-08 amends the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments require expanded disclosures for discontinued operations that would provide users of financial statements with more information about the assets, liabilities, revenues, and expenses of discontinued operations and disclosure of the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. ASU No. 2014-08 is to be applied prospectively to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within fiscal years, and interim periods within those years, beginning after December 15, 2014. This guidance does not affect Paramount Predecessor’s historical combined consolidated financial statements and we are currently evaluating the impact this guidance may have on our combined consolidated financial statements for future periods.

INDUSTRY AND MARKET DATA

New York

New York City Overview

One of the world’s premier gateway cities, New York City is an international hub for business, politics, education and culture as well as a choice location for companies, residents and tourists alike. With a high concentration of tenants in finance, entertainment, advertising and many other industries, New York City is one of the most well-known office markets in the world. The market’s high barriers to entry, coupled with its wide array of industries with high demand for office space, provide stability through economic cycles and serve as a foundation for long-term growth and value creation. In addition, the lively, 24-7 environment attracts both domestic and international tourists, with more than 50 million visitors annually. New York’s tourism and high-income resident base also support its status as one of the most expensive retail markets in the country.

New York Metro Economy

The New York metro encompasses the largest population base and regional economy in the United States. The metro area—which includes New York City; Richmond, Rockland and Westchester counties of New York; and Bergen, Hudson and Passaic counties of Northern New Jersey—contained approximately 11.9 million residents as of 2013. New York is home to Wall Street (financial services), Madison Avenue (advertising) and numerous creative industries including fashion, media and design and an emerging technology cluster.

Employment Trends

Thanks to a large, diverse economy and limited exposure to the U.S. housing collapse, the New York metro fared better than the nation during the most recent recession and has outperformed other markets in the recovery. During the recession, total employment decreased by only 3.8% in the New York metro, as compared with a 6.3% decline on the national level. Since the trough in February 2009, 177% of jobs lost were recovered as of December 2013, led by educational and health services, leisure and hospitality, professional and business services and trade sector payrolls. Robust hiring activity in New York’s largest employment sectors, including professional and business services, trade, leisure and hospitality and educational and health services, is driving total employment growth at a pace that exceeds the national rate. The New York metro is benefitting from more diverse economic drivers than in the past as increased tourism, improved consumer confidence and the expansion of creative industries have been major contributors to growth. During 2013, the New York metro private sector added 108,000 jobs.

While New York City is most closely associated with the finance industry, the educational and health services sector contained the largest portion of New York metro area employment with 20.0% as of December 2013. Additionally, 15.6% of total New York metro employment is comprised of the professional and business services sector—the second largest sector. This category, which includes legal services, accounting, architecture, advertising, consulting and other industries, added 89,500 jobs during the recovery as of December 2013. The financial activities sector, by comparison, added only 13,000 financial activities jobs during the recovery and accounts for only 10% of the New York metro employment base (down from 11% at its 2008 peak).

Driven by the strong professional and business service growth discussed above, office-using employment (which includes the professional and business services sector, the financial activities sector and a portion of the information services sector) has surpassed the pre-recession peak, with payrolls totaling more than 1.5 million jobs as of December 2013. Additionally, growth in the financial services industry, which has a significant multiplier effect on the local economy and drives job creation in other industries, is expected to resume shortly, which should have a significant positive impact on the economy and office using employment. After the costs of compliance with Dodd-Frank requirements become more certain in the coming quarters, the pace of hiring in the finance industry should further increase as the uncertainty surrounding the impact of the new regulations dissipates and the U.S. economy continues to expand, necessitating more financial services. Thus, RCG forecasts the addition of 23,100 office-using jobs per year from 2014 to 2018, equal to average annual growth of 1.5%.

Population Trends

The New York metro has both the largest population and highest population density in the United States, with 11.9 million residents as of 2013. The size and density of the New York metro results in a relatively slow rate of population growth as compared to less dense areas; however the absolute number of residents gained over the past decade is one of the largest in the nation. During the 10 years from 2003 to 2013, the New York metro population increased by 470,000 residents cumulatively, which is equal to an average annual growth rate of 0.4%.

RCG expects that extended job creation in dynamic industries such as technology, healthcare, media and professional services should attract residents to the New York metro during the next five years. From 2014 through 2018, RCG projects average annual population growth of 0.5%, equal to the cumulative addition of 301,000 residents. Given RCG’s expectations for creative industries to continue to lead employment growth and younger residents to drive in-migration, job creation will likely be concentrated in Manhattan with population growth concentrated in Manhattan and the close-in and transit-linked boroughs popular with young residents, such as Brooklyn.

Income Trends

Average per capita income in the New York metro reached $60,700 in 2013, while Manhattan’s average per capita income was more than $119,000 in 2012, according to the latest available data from the Bureau of Economic Analysis (BEA). In comparison, the national average per capita income was $44,543 in 2013. Since the recession, income growth in the New York metro has outpaced the national trend, increasing at an average annual pace of 3.8% from 2009 to 2013. RCG expects that job creation in high-wage industries should support a healthy rate of income growth going forward. The average per capita income in the New York metro should increase at an average annual pace of 5.6% during the next five years, reaching more than $79,500 in 2018. As income levels rise, retail sales activity should increase simultaneously.

Economic Outlook

RCG’s outlook for the New York metro economy is strongly positive. While New York City will remain the global financial capital through the foreseeable future, the New York metro’s economic base has and will continue to diversify in the years ahead. Looking forward, RCG believes that industries that require a well-educated, talented workforce will leverage a New York metro presence in order to access the in-demand, creative workforce located in the area. RCG projects average annual job creation of approximately 80,000 jobs from 2014 to 2018, significantly higher than the historical average. RCG forecasts average annual total employment expansion of 1.6% per year from 2014 to 2016, slowing to 1.0% in 2017 and 1.3% in 2018. Unemployment is expected to hit 6.7% in 2014 and drop to 5.0% by 2016, before moderating at 5.2% in 2017 and 5.1% in 2018.

New York City Office Market Overview

Manhattan

Manhattan’s office market is by far the largest in the United States. With approximately 396 million square feet of office space as of year-end 2013, the Manhattan office market dwarfs the second-largest office market, the Washington, D.C. metro (which includes the Northern Virginia and Maryland suburbs), which contains about 295 million square feet. The Manhattan office market is divided into three major markets: Midtown, Midtown South and Downtown. Midtown is defined to include the area between 72nd Street and 32nd Street (it extends down to 30th Street west of Sixth Avenue). Midtown South is between Midtown and Canal Street and the Manhattan Bridge. Downtown includes all areas south of Canal Street and the Manhattan Bridge.

Midtown Manhattan

Containing Sixth Avenue, Madison Avenue, Park Avenue, Fifth Avenue and Times Square, a midtown Manhattan office address is recognizable worldwide, attracting a diverse array of high-quality tenants. These tenants include professional and business services and financial services firms, along with some advertising, fashion and other creative industry tenants. Nearly 243.0 million square feet of rentable space are contained within midtown Manhattan’s office market, making it by far the largest CBD office market in the country. By comparison, the Chicago CBD and the Washington, D.C. CBD combined total just 230.0 million square feet of office space. Approximately three-quarters of midtown Manhattan’s office stock is classified as Class A.

Midtown Manhattan is also home to Fifth Avenue, one of the world’s leading retail markets and a flagship location for both national and international retailers. Along Fifth Avenue, the most desirable stretch is located between 49th and 59th Streets, where rents have risen above $3,000 per square foot according to the Real Estate Board of New York, or REBNY. Two new entrants, Tommy Bahama and Massimo Dutti, and established tenants in the marketplace continue to make long term commitments to the area. For example, Van Cleef & Arpels recently doubled its space at 744 Fifth Avenue and Prada extended its lease at 724 Fifth Avenue for another 15 years.

Reflecting a flight-to-quality, midtown Manhattan leasing activity was heavily weighted toward Class A product in recent years. In particular, hedge funds and private equity firms drove demand for office space in trophy buildings. Media and entertainment tenants were active while legal and financial services firms held back. As of the end of 2013, the Class A vacancy rate was 11.7%, partially a product of newly delivered vacant space. Although the most expensive office market in the country, midtown Manhattan Class A rates continued to trend upward in 2013 by 2.2% to $74.12 per square foot. This increase marked the fourth consecutive year of positive rental rate appreciation; however, the average asking rental rate remained 14.2% below its 2008 pre-recession peak of $86.40 per square foot.

After two years with no construction deliveries, 1.2 million square feet of new supply came online in midtown Manhattan during 2013, mainly due to the completion of 250 West 55th Street, an 896,000 square foot office tower. This project, started in 2008, was delayed in the aftermath of the financial crisis and was approximately 50% leased as of the end of 2013. During the previous cycle, new office deliveries in midtown Manhattan averaged nearly 1.1 million square feet per year from 2006 to 2010. In midtown Manhattan, there will be no new deliveries in 2014. In 2015, the first phase of the Hudson Yards development will be completed on the far west side of midtown Manhattan. The Hudson Yards project will initially add two office buildings containing 1.7 million square feet to the market. Also in 2015, 7 Bryant Park, a 448,381 square foot project, and two smaller speculative projects totaling 217,056 square feet are scheduled for completion. No other projects are currently under construction, and combined, the aforementioned projects represent less than 1.0% of midtown Manhattan’s 243.0 million square foot office market. This level of upcoming new supply should be rapidly absorbed during a period of expected economic growth. The proposed conversion to residential or hotel use of some current office buildings, such as the Sony Tower on Madison Avenue between 55th and 56th Street and 15 Penn Plaza on Seventh Avenue between 32nd and 33rd Street, would further offset potential new office development.

Densification has impacted the overall Manhattan office market in a number of ways. Newly constructed projects are increasingly offering open floor plans and customizable layouts, which are favored by technology and new media firms. Local law firms and other professional services tenants have decreased footprints as a result of the digitization of records and the reduced need for large, private offices. The densification of office space has allowed some firms to upgrade to higher-quality space and/or more desirable submarkets as square footage needs have shrunk. Going forward, RCG believes that densification will continue to support a flight-to-quality trend in the Manhattan office market, benefiting the most desirable submarkets and high-quality buildings in midtown Manhattan.

Paramount Group Office Submarkets

In addition to its three major markets, the Manhattan office market is further defined by distinct submarkets. These submarkets differ widely in terms of their desirability, tenant base, rental and occupancy rates and barriers to new construction and supply. We currently own buildings in four of the premier office submarkets in the midtown Manhattan market. Our submarkets include: (i) the West Side submarket, which is defined to include all office properties north of 42nd Street, west of Seventh Avenue, with 59th Street (east of Eighth Avenue) and 72nd Street (west of Eighth Avenue) forming a border to the north and the Hudson River forming the western boundary; (ii) the Sixth Avenue/Rockefeller Center submarket, which is defined to include all Sixth Avenue office properties north of 41st Street; (iii) the Madison/Fifth Avenue submarket, which is defined to include all office properties north of 47th Street on Fifth Avenue and Madison Avenue; (iv) and the East Side submarket, which is defined to include all office properties south of 72nd Street, east of Lexington Avenue to the East River, north of 47th Street west of Second Avenue, then north of 49th Street east of Second Avenue. Other submarkets in which we do not currently own buildings include: Park Avenue, Grand Central, Penn Station, Times Square South, Murray Hill and United Nations.

Midtown Manhattan Office Submarkets (As of 4Q13)	Rentable Square Feet	Percent of Total	Direct Class A Asking Rents	Vacancy Rate
Paramount Group Submarkets
East Side	18,914	7.8%	$63.28	9.2%
Madison/Fifth Avenue	24,670	10.2	100.07	14.4
6th Ave/Rockefeller Center	40,519	16.7	82.35	10.9
West Side	30,227	12.5	74.72	8.2

Subtotal/Weighted Average	114,330	47.1%	$86.57	10.7%

Non-Paramount Group Submarkets
Murray Hill	14,366	5.9%	$58.29	10.6%
Grand Central	43,970	18.1	61.57	13.8
United Nations	2,669	1.1	51.47	0.5
Park Avenue	21,652	8.9	82.83	11.6
Penn Station	14,645	6.0	60.29	13.1
Times Square South	31,091	12.8	81.77	9.2

Subtotal/Weighted Average	128,399	52.9%	$66.56	11.6%

Total/Weighted Average	242,729	100.0%	$75.57	11.2%

Note: Rentable square feet in thousands, direct Class A asking rents in $ per square foot annually.

Source: RCG.

The chart below illustrates a comparison of the historical rental rates and occupancy levels of Class A office space in our submarkets, the other midtown Manhattan submarkets and the midtown Manhattan office market as a whole.

For more than a decade, direct weighted average Class A asking rental rates in Paramount Group submarkets exceeded the overall midtown Manhattan office market, as well as the average for non-Paramount Group midtown Manhattan submarkets. A concentration of high-quality office space in Paramount Group submarkets has drawn elite tenants in industries such as finance, consulting, professional services and creative industries that are able to afford the premium rents that these submarkets command. Prior to the recession, the vacancy rate for Paramount Group submarkets was consistently lower than the overall midtown Manhattan office market and the average non-Paramount Group submarkets. However, a high concentration of financial services firms in Paramount Group submarkets, which were highly exposed to the effects of the most recent recession, caused a sharper increase in the vacancy rate in Paramount Group submarkets than in the overall midtown Manhattan office market or non-Paramount Group office submarkets. However, the strengthening economic recovery has allowed for brisk absorption of Class A office space in recent quarters, causing Paramount Group submarkets’ vacancy rate to, once again, fall below the Midtown and non-Paramount Group submarket average.

Points of Promise

RCG believes that the midtown Manhattan office market fundamentals should continue to benefit from its status as a world-class office location. The midtown Manhattan office market has the highest asking rental rates and among the highest occupancy rates in the United States, and is characterized by high barriers-to-entry, limited new supply and strong prospects for continued job creation. As a result, RCG expects the midtown Manhattan office market to continue its strong recovery in rent growth and upward trends in occupancy. These facts and trends are shown in the four graphs below:

RCG expects that the overall attractiveness of a midtown Manhattan location will lead to strong absorption of vacant Class A space through the expansion of tenants in industries such as professional services, technology, media and fashion. As the U.S. economy improves and the impact of the new regulatory environment is absorbed, following the implementation of Dodd-Frank, RCG also expects increased demand for office space from financial services firms. RCG projects a decline in the overall midtown Manhattan vacancy rate to 9.2% in 2018 from 11.2% in the fourth quarter of 2013. Already achieving the highest rents in the nation, midtown Manhattan office market rents are expected to grow 5.3% in 2015 and 6.0% in 2016. By the end of 2018, RCG expects midtown Manhattan office rents to reach an average of $87.45 per square foot from the $69.52 per square foot seen at the end of 2013. The weighted average Class A rent at year-end 2013 was $74.12 per square foot, and RCG expects this space to exhibit a comparable or stronger growth trend during the next five years. High-quality buildings in premier submarkets such as Madison/Fifth Avenue and Sixth Avenue/Rockefeller Center and properties that provide the flexibility of open floor plans should continue to command premium rents as tenants exhibit a sustained flight-to-quality trend in the coming years.

Washington, D.C.

Washington, D.C. Overview

As the capital of the United States, Washington, D.C. is a gateway city that is famous throughout the world. Washington, D.C. is home to the White House, Congress and numerous international embassies. The city has a well-developed infrastructure, world-class museums and other cultural attractions, and a number of highly-regarded universities. A lack of land, the high cost of construction and a strict regulatory environment lead to high barriers to new supply, while a large government presence and strong demand from tenants in a variety of industries support stability in the local office market.

Washington, D.C. Metro Economy

The Washington, D.C. metro encompasses the District of Columbia, 10 counties in northern Virginia, five counties in southern Maryland and one county in West Virginia. The District of Columbia is the seat of the U.S. federal government and therefore attracts employers in a range of industries that have economic interests in national policy and that support government activities including law, financial services, healthcare, telecommunications and non-profit organizations. Northern Virginia has a significant defense industry cluster while suburban Maryland tends to attract life sciences companies. In addition, the region’s high-technology sector, including firms focused on cyber security in particular, has been growing considerably in recent years.

Employment Trends

Washington, D.C.’s largest employment sector is the professional and business services sector, accounting for 23.0% of total employment as of December 2013. The government sector is Washington, D.C.’s second-largest employment sector, representing 22.4% of area jobs in December 2013. Although the federal government remains the region’s single largest employer despite suffering from the effects of sequestration, the Washington, D.C. metro economy is benefiting from greater diversification and the expansion of other industry clusters such as high technology, healthcare and professional services.

The employment market in the Washington, D.C. metro has been relatively stable, even during the most recent economic cycle, due to the large presence of the federal government and professional and business services in the area. During the recession, between mid-2008 and early 2010, total employment decreased by 3.4% in the Washington, D.C. metro, as compared with a 6.3% decline on the national level. Since the local trough in February 2010, as of December 2013, 166% of jobs lost during the recession had been recovered. This growth has been in spite of a decline in federal government payrolls since mid-2010. While other sectors such as the manufacturing, construction, trade, information services and financial activities sectors have not fully recovered lost jobs, professional and business services, educational and health services, and leisure and hospitality payrolls are higher than the previous peak.

Office-using employment, estimated by the sum of the professional and business services, financial activities and a portion of the information services sectors, has been fueling job creation in the Washington, D.C. metro during recent years. Driven by strong professional and business service growth, office-using employment surpassed the pre-recession peak in early 2011 and continued to grow through late 2013. Going forward, RCG expects the two-year budget passed by Congress in December 2013 to reduce the impact of sequestration and stabilize government employment; thus RCG forecasts the addition of 10,900 office-using jobs per year from 2014 to 2018, which is equal to an average annual growth rate of 1.2%.

Population Trends

The population of the Washington, D.C. metro approached 6.0 million in 2013, after growing at a faster rate than the national average since 2006. A relatively stable employment environment and a high-quality of life caused population growth in the Washington, D.C. metro during the recession, in contrast with the trend recorded in most other metro areas throughout the United States. During the 10 years through 2013, the population in the Washington, D.C. metro increased at an average annual rate of 1.5%.

Looking forward, RCG expects that slightly diminished economic prospects will slow the rate of population growth from the high levels realized over the past decade; however, this rate will still outpace the national trend. RCG projects average annual population growth of 1.2% in the Washington, D.C. metro from 2014 to 2018, equal to the cumulative addition of nearly 360,000 residents.

Income Trends

Owing to concentrations of high-wage industries, personal income in the Washington, D.C. metro is significantly higher than the national average. In 2013, average per capita personal income increased to more than $63,500 in the Washington, D.C. metro, as compared with approximately $44,500 nationally. Since 2000, personal income growth in Washington, D.C. has generally outpaced the national trend. In line with expectations for further expansion in high-wage industries, RCG expects strong Washington, D.C. income growth through the next five years. From 2014 to 2018, local per capita income should increase at an average annual pace of 4.7%, rising to $80,451 in 2018.

Economic Outlook

Washington, D.C.’s high-quality of life and the job opportunities available in knowledge-based industries are a strong draw for talented employees, particularly for young college graduates. Washington, D.C.’s attractiveness as a place to live and work for such individuals should continue to fuel job creation in innovative, office-using industries, which require a talented pool of local employees. RCG forecasts average annual total employment expansion of 1.2% per year from 2014 to 2016, slowing to 0.8% in 2017 and stabilizing at 0.9% in 2018. The rate of job creation in office-using industries will outpace total employment expansion. From 2014 to 2018, job creation should average 35,600 jobs per year. Unemployment will remain substantially lower in the Washington, D.C. metro relative to the national average. RCG projects the local unemployment rate to fall to 3.8% in 2016 from 4.8% in December 2013 before moving up marginally to 4.0% in 2018 as growth slows.

Washington, D.C. Office Market Overview

The Washington, D.C. metro office market is comprised of three major markets: the District of Columbia, Northern Virginia and Suburban Maryland markets. Together, these three markets totaled more than 295 million square feet as of year-end 2013. The District of Columbia office market is further divided into seven office submarkets including the in-demand CBD and adjacent East End submarkets where most of our Washington, D.C. portfolio is located and which we will further discuss below. Northern Virginia includes the closer-in submarkets of Arlington, Alexandria and Rosslyn, and additional suburban submarkets. We only have one asset in the Rosslyn submarket of Northern Virginia, so the discussion will be briefer.

The District of Columbia

The office market in the District of Columbia contained nearly 108 million square feet at year-end 2013. As home to the U.S. federal government, public sector agencies occupy a large portion of the office stock. Additionally, industries that benefit from proximity to federal government decision-makers also comprise a large portion of the District of Columbia tenant base, including law, non-profit, consulting and professional services companies, among others.

The combination of slow leasing activity and rising levels of new supply is causing temporary weakness in the District of Columbia office market fundamentals. The introduction of new supply during the past decade contributed to a persistently higher Class A vacancy rate relative to the overall District of Columbia office market, as this newly delivered space requires time to lease up. However, as is typical in weak points of a cycle, certain submarkets and segments are benefiting from a flight-to-quality as tenants take advantage of current market conditions to upgrade office space. While the District of Columbia vacancy rate (including sublease space) for all classes of office space remained essentially flat at 14.4% from 2009 through 2013, the Class A vacancy rate in the District of Columbia has decreased from a peak of 21.8% in 2009 to 16.7% in 2013. This absorption of Class A space led to improved market conditions at the higher end of the office market, as the average Class A asking rental rate in the District of Columbia surpassed the pre-recession peak in 2011 and remained above this level through 2013. In the fourth quarter of 2013, the average asking rent for Class A space in the District of Columbia was $57.16 per square foot compared with $49.85 per square foot for all classes of office space. In contrast to the improving vacancy rate for Class A space, reduced federal government leasing is fueling a growing inventory of vacant commodity space.

Following several years of strong leasing activity, new supply delivered (including substantial renovations) in the District of Columbia office market outpaced absorption during the last two years, in contrast to the larger trend over the past decade. While the pace of construction has been high during the past 10 years, with 20.9 million square feet of construction put in place in the District of Columbia office market or an average of 2.1 million square feet per year, until 2012, demand for space had been strong enough to absorb this high level of new deliveries. In 2012 and 2013, however, more than 1.6 million square feet of new supply was delivered just as the federal government faced budget issues that resulted in sequestration and the shutdown. As a result of these events, tenants across many industries felt greater uncertainty about the region’s economic future and therefore delayed expansion. While commodity space was more severely impacted than Class A space, slower government growth had an overall dampening effect on the Washington, D.C. metro office market.

The recent limited federal government spending has had a disproportionate effect on both the market for commodity space as well as for office space in the outlying submarkets. As competition for limited government resources increases so does the importance of proximity to decision-makers. Several government contractors, for example, have relocated their headquarters to the District of Columbia or Northern Virginia in recent years in order to better compete for contracts.

Exacerbating the effects of new supply and federal government cutbacks is the changing nature of tenant space requirements. In the recent and prospective market, more tenants are looking for open floor plates with minimum column interruptions and abundant light and air. In particular, tech firms look for collaborative workspaces and more use of natural light. The digitization of information that previously required the use of space for law libraries is leading to right-sizing at law firms, for example. This densification of office space has allowed some firms to upgrade to higher-quality space and/or more desirable submarkets as square footage needs have shrunk. As a result of office space densification, vacancies are concentrated in older buildings with rigid column structures and inefficient layouts that are more difficult to renovate, as well as submarkets farther away. Such buildings may be more suited to eventual residential conversion than updating as an office property. Going forward, RCG believes that densification will continue to support a flight-to-quality trend in the Washington, D.C. metro office market, benefiting the most desirable submarkets and high-quality buildings. Landlords that can offer tenants the open floor plans they demand will likely achieve greater occupancies.

Paramount Group Office Submarkets

The District of Columbia office market is divided into seven submarkets. We currently own buildings in two of the District of Columbia’s premier office submarkets, CBD and East End. The CBD submarket is defined to include office properties west of 15th Street, NW, east of 22nd Street, NW, south of R Street, NW, and north of Constitution Avenue, and west of 17th Street and the White House. The East End submarket is bounded by 3rd Street, NW to the east, 15th Street, NW to the west, R Street, NW to the north, and Pennsylvania Avenue to the south. Other submarkets in which we do not currently own buildings include: Capitol Hill/NoMa, West End/Georgetown, Uptown, Southwest and the Capitol Riverfront.

District of Columbia Office Submarkets (As of 4Q13)	Rentable Square Feet	Percent of Total	Direct Class A Asking Rents	Vacancy Rate
Paramount Group Submarkets
East End	36,709	34.0%	$64.62	13.2%
CBD	33,447	31.0	61.16	14.1

Subtotal/Weighted Average	70,156	65.0%	$62.91	13.6%

Non-Paramount Group Submarkets
Capitol Hill/NoMa	13,250	12.3%	$56.02	15.5%
West End/Georgetown	5,194	4.8	52.65	9.2
Uptown	3,913	3.6	42.65	13.5
Southwest	10,766	10.0	51.18	20.1
Capitol Riverfront	4,674	4.3	47.36	17.1

Subtotal/Weighted Average	37,797	35.0%	$51.69	15.9%

Total/Weighted Average	107,953	100.0%	$57.16	14.4%

Note: Rentable square feet in thousands, direct Class A asking rents in $ per square foot annually.

Source: RCG.

The chart below illustrates a comparison of the historical rental rates and occupancy levels of Class A office space in our submarkets, the other District of Columbia submarkets and the District of Columbia office market as a whole.

Within the District of Columbia market, Paramount Group submarkets have consistently commanded Class A asking rental rates above the average for non-Paramount Group submarkets. During the past three years, Paramount Group submarkets have commanded higher Class A rents than the District of Columbia as a whole. In 2013, even though the average Class A District of Columbia asking rent decreased, asking rents in Paramount Group submarkets remained stable. Furthermore, market conditions in Paramount Group submarkets in the District of Columbia have been tighter than the District of Columbia average during the past eight years, with an average vacancy rate substantially lower than that of non-Paramount Group submarkets. Consistently strong demand from tenants in a range of industries, a desirable location and high-quality office stock in Paramount Group submarkets support premium rents and tight market conditions throughout economic cycles.

Northern Virginia

The Northern Virginia office market is divided into eight submarkets. We currently own one building in the Rosslyn submarket.

Northern Virginia Office Submarkets (As of 4Q13)	Rentable Square Feet	Percent of Total	Direct Class A Asking Rents	Vacancy Rate
Paramount Group Submarkets
Rosslyn	8,835	6.7%	$59.82	25.9%

Non-Paramount Group Submarkets
Arlington Metro	5,229	3.9%	$37.05	15.4%
Ballston	6,667	5.0	46.21	17.4
Crystal City/Pentagon City	11,812	8.9	42.43	24.1
Arlington Non-Metro	1,204	0.9	35.50	16.9
City of Alexandria	13,692	10.3	36.25	19.6
Fairfax County	80,777	60.6	32.38	18.7
Loudoun County	5,073	3.8	26.65	22.8

Subtotal/Weighted Average	124,454	93.4%	$34.58	19.2%

Total/Weighted Average	133,289	100.0%	$36.78	19.7%

Note: Rentable square feet in thousands, direct Class A asking rents in $ per square foot annually.

Source: RCG.

The chart below illustrates a comparison of the historical rental rates and occupancy levels of Class A office space in our submarkets, the other Northern Virginia submarkets and the Northern Virginia submarket as a whole.

Within the Northern Virginia office market, the Paramount Group submarket has commanded premium asking Class A rental rates for more than a decade, relative to the market average and to non-Paramount Group submarkets. Additionally, market conditions within the Paramount Group submarket have historically been tighter than the Northern Virginia average and the non-Paramount Group submarkets average. The increase in the Paramount Group submarket vacancy rate during recent years was the result of down-sizing by government contractors and the delivery of 1812 North Moore, which came online in late 2013 with no signed tenants. Strong demand for space in this submarket should lead to the absorption of this high-quality vacant space, causing the Paramount Group submarket vacancy rate to fall, once again, below the market average.

Points of Promise

While the District of Columbia already has some of the highest asking rental rates in the United States, RCG believes that, going forward, job growth and diminishing supply of available space in the District of Columbia office market will lead to increasing rent growth and occupancy, particularly in the most desirable submarkets and high- quality buildings. These facts and trends are shown in the four graphs below:

RCG believes that the District of Columbia office market is on track to generate positive absorption during the next five years because employment is expected to grow while the pace of new construction has ebbed, with a majority of the space currently under construction pre-leased. As of year-end 2013, there were only three office projects totaling 758,000 square feet under construction in the District of Columbia, with more than 60% of this space pre-leased.

Through the next five years, RCG projects a cumulative total of 2.4 million square feet being constructed in the District of Columbia, with average annual deliveries decreasing through the end of 2018. Beyond 2018, RCG expects little new construction, as developers wait for existing excess space to be absorbed and achievable rents to reach a level that justifies new construction.

In addition to the decreased pace of construction, RCG’s expectations for employment growth should support improving office market fundaments. The expansion of private sector employers, aided by the growth of the region’s technology cluster, should further stimulate office leasing activity through 2018. This growth will be enhanced with resolution of political gridlock and resumption of the historical pattern of public sector expansion. Relatively limited new supply and strong leasing activity should result in a gradual decline in the vacancy rate to 12.1% in 2018. Strong demand will drive overall rent growth at an annual average rate of 3.1% to $56.94 per square foot by 2018. Based on a continued flight-to-quality and a lower level of new supply coming online, RCG believes that Class A and trophy-class rents should increase at an equivalent or faster pace. Also stemming from a flight-to-quality and more efficient space usage, highly desirable submarkets such as CBD and East End, where our District of Columbia properties are located, should receive stronger demand than the overall District of Columbia office market.

Northern Virginia has seen similar trends with an excess of construction and negative absorption during the past three years, though a more favorable supply-demand balance is expected going forward. During the next five years, RCG projects a lower influx of new supply, with cumulative new construction deliveries of 2.2 million square feet, which, when combined with steady tenant demand, will allow the vacancy rate to ease down to 19.0% by 2018 from the 19.7% seen in 2013. Alongside tightening market conditions, rent growth should accelerate to 2.7% by 2018 from 1.5% in 2014, and drive rents to $37.32 per square foot at the end of 2018. As in the District of Columbia, RCG believes that the most desirable submarkets in Northern Virginia, such as Rosslyn, and high-quality buildings should benefit from stronger tenant demand through 2018.

San Francisco

The San Francisco Bay Area serves as a gateway city, the financial center of the West Coast of the United States and home to the high technology industry. A high-quality of life and plentiful job opportunities available in innovative industries attract talent from across the globe. Additionally, a cluster of top-tier research universities provides local employers with a steady pipeline of graduates. San Francisco’s unique attributes and attractions also draw visitors from around the world. The region’s advanced infrastructure, existing industry clusters and well-educated workforce support robust demand for office space throughout economic cycles, while high political and physical barriers to new supply limit the amount of new construction.

San Francisco Metro Economy

Composed of San Francisco and San Mateo counties, the San Francisco metro economy is driven by high technology companies, but contains a diverse range of innovative, growing industries. The San Francisco metro contains an increasingly young, well-educated and high-income population that locally based companies can access through an extensive public transportation network. Furthermore, local higher-education institutions contribute to the region’s high level of innovation and provide a pipeline of talented graduates in high-demand areas of study including engineering, computer science and mathematics.

Employment Trends

With a cluster of high-tech companies originally formed largely in Silicon Valley to the south of San Francisco, high-tech companies are now increasingly locating in or expanding within the San Francisco metro in order to compete for talented employees, many of whom would prefer to work near their residences in the city. In order to service the large, constantly renewing base of local start-ups, supporting industries including venture capital, law and other professional services maintain a significant presence in the San Francisco metro. In addition to the high tech, finance and professional services industries, the San Francisco metro also has a sizeable base of employers in the tourism, healthcare, life sciences, energy, education, media and government industries. By employment sector, professional and business services contains the largest number of San Francisco metro employees, accounting for 23.5% of total employment as of December 2013. The leisure and hospitality sector is the second-largest with 13.8% of total employment.

The magnitude of the recent recession in the San Francisco metro was on par with the nation, but job creation during the recovery thus far has been much stronger than the national trend. Fueled by a rapidly expanding tech industry, by the end of 2013 the San Francisco metro added back 154.1% of the jobs lost during the recession. By sector, each of the educational and health services, professional and business services, information services, leisure and hospitality and other services sectors had surpassed their prior peak employment levels by December 2013, illustrating the services-driven nature of the recovery thus far. Going forward, the recovery should become more broad-based as job creation in high-wage services industries produces a multiplier effect throughout the economy.

Job creation in the high technology and professional services industries has been driving expansion in San Francisco’s office-using employment sectors. In 2013, office-using employment increased by 3.2%, equal to more than 10,900 jobs or nearly 40% of all jobs created during the year, propelled largely by hiring in the professional and business services sector. This trend should extend into the future, supported by continued expansion of the region’s high tech and professional services industries. RCG forecasts office-using employment will be broad based and will increase by an annual average of 1.6% or 5,700 jobs per year from 2014 to 2018.

RCG believes that job creation driven by the high technology industry will extend through the next five years, but the rate of growth will moderate to a more sustainable level. Today’s technology industry is more mature than that of the late 1990s/early 2000s cycle, as today’s companies have more experienced executive teams and established revenue streams, and there are more realistic expectations and capital deployment from investors for technology companies at all stages of development. The maturation of the high-tech industry is also apparent in more conservative San Francisco metro office leasing activity, which is substantially less speculative than that of the late 1990s/early 2000s tech boom and bust.

Population Trends

A high cost of living and limited delivery of new housing units has limited growth of the San Francisco metro population in the past decade. From 2003 to 2013, the metro population increased at an average annual pace of 0.8% for a cumulative addition of 139,000 residents. Going forward, job opportunities in high-wage industries and increased development of high-density multifamily housing should allow the local population to expand at a slightly faster rate than during the past decade. RCG projects average annual population growth of 0.9% from 2014 through 2018, equal to the cumulative addition of more than 81,000 residents.

Income Trends

The San Francisco metro’s well-paying industries lead to higher average income in the San Francisco metro relative to the national average. In 2013, average per capital personal income in San Francisco was just above $83,000, up 4.2% from 2012. In comparison, the national average per capita income was $44,543 in 2013. During the next five years, RCG believes that high-wage industries such as technology will continue to lead job creation, supporting strong income growth. From 2014 to 2018, San Francisco average per capita income should increase at an average annual rate of 6.3%, reaching $112,615 in 2018.

Economic Outlook

The attractiveness of the San Francisco metro to young, talented individuals and the pipeline of graduates from local universities should continue to draw knowledge-based industry employers to the region. RCG projects total employment growth at an average annual rate of 1.5% from 2014 to 2016, with a slowdown to an average of 0.9% in 2017 and 2018. During this period, the unemployment rate should contract to a low of 4.0% in 2016, before ticking up to 4.3% in 2018, which is well below RCG’s expectations for the national unemployment rate during the same period.

San Francisco Office Market Overview

The San Francisco metro office market is mainly comprised of space in the San Francisco CBD, with a growing inventory of non-CBD office space within the city of San Francisco, as well as suburban campuses and office buildings along transportation routes in the Peninsula, south of the city. The San Francisco CBD office market is encapsulated by two Financial District submarkets, the North Financial District and South Financial District submarkets, bisected by Market Street. A product of limited supply and changing tenant preferences, demand for office space outside of the CBD is increasing as non-CBD office submarkets such as East and West SoMa, Yerba Buena, and Civic Center/Mid-Market attract increased interest from office tenants, developers and investors.

San Francisco CBD

The San Francisco CBD is bounded by the Embarcadero and waterfront to the east, Washington Street to the north and Folsom Street to the south. Within these boundaries, the North Financial District is bounded by Kearny Street to the west and Market Street to the south. The South Financial District submarket is bounded by Third Street to the west and Market Street to the north. Traditional office-using tenants have historically located in the North Financial District submarket, which contains a high proportion of tenants in financial services, law and other professional services. However, recently there has been movement to the South Financial District submarket, a trend that could be amplified by the future completion of the Transbay Transit Center. In the South Financial District submarket, the tenant mix includes technology, professional services, media and other creative industries. These divisions are not exclusive, however, and tech tenants expanded in both the South Financial District and the North Financial District submarkets during the recovery, when space that suited their needs became available. Both the North and South Financial District submarkets benefit from an abundance of retail, restaurant and entertainment options, access to waterfront space and views, ample public transportation links and proximity to a highly dynamic workforce. The North Financial District submarket contains a higher proportion of historical buildings, with a younger average age of office inventory in the South Financial District submarket.

Rapid expansion of the high-tech and supporting industries fueled strong leasing activity in the San Francisco CBD. This trend has been bolstered by the migration to the San Francisco CBD of both start-ups and existing tech employers from Silicon Valley, as the industry competes for talent that would prefer to work near their residences in the City. Again, with an aim of attracting the best talent, office employers have favored Class A space. As a result, the CBD vacancy rate tightened to 9.1% at year-end 2013 from a recent peak of 12.9% at year-end 2009. The Class A vacancy rate fell to 8.9% from 13.1% during the same period. Tight market conditions allowed for increasing rental rates for both Class A space and the overall market. The average asking CBD office rental rate increased by 7.1% in 2013 to $55.90 per square foot for all classes of office space, while Class A rents increased by 6.5% to $57.78 per square foot. In the fourth quarter of 2013, both Class A and overall asking rents were more than 65% above respective asking rents at year-end 2009.

The highly developed nature of the San Francisco CBD, coupled with high barriers to entry in the form of restrictive permitting, neighborhood resistance and a high construction costs, results in a persistently low level of new supply. New projects are typically only started when local economic conditions are very strong and rents reach a level that justifies the high cost of construction. Following the cumulative delivery of three million square feet from 1999 to 2003, only 69,000 square feet of office space was delivered in the CBD through 2007. In 2008, 872,000 square feet in two projects came online in the South Financial District submarket. This level of new supply represents a small increase relative to the 50 million square foot size of the CBD office market at year end 2013.

With the technology industry leading the push toward denser, more collaboration-focused office environments, the San Francisco office market has been significantly impacted. Developers have financed major renovations in order to provide open-space floor plans to such tenants, with an increasing emphasis on shared spaces such as conference rooms, balconies, lobbies and even roof gardens. As a result, although the workspace designated for each employee has shrunk, the overall amount of space needed remains significant. Additionally, as this industry migrates into the urban environment of San Francisco from the suburban campus settings of Silicon Valley, densification is often required in order to house a substantial workforce, as there are limited large blocks of space available in the CBD. RCG expects densification to continue to have an impact on tenant preferences in the San Francisco CBD office market, but urbanization and flight-to-quality trends evident in the market should allow more tenants in industries such as high technology to increase office demand in the CBD going forward.

Paramount Group Office Submarkets

The San Francisco market is divided into 12 submarkets. We currently own one building in the South Financial District submarket of the San Francisco CBD, defined to include all buildings south of Market Street, west of the Embarcadero waterfront, east of Third Street, and north of Harrison Street. The San Francisco CBD only contains one other submarket, the North Financial District submarket, in which we do not currently own buildings. Additionally, the City of San Francisco contains several non-CBD submarkets, which include East SoMa, Yerba Buena, Mission Bay, Showplace Square/Potrero Hill, Jackson Square, Civic Center/Mid-Market, Van Ness Corridor, North Waterfront, Union Square and West SoMa.

San Francisco Office Markets (As of 4Q13)	Rentable Square Feet	Percent of Total	Direct Class A Asking Rents	Vacancy Rate
Paramount Group Submarkets
South Financial District	23,201	30.5%	$57.35	9.3%

Non-Paramount Group Submarkets
East SoMa	4,150	5.5%	$62.18	7.2%
Yerba Buena	2,620	3.4	60.78	9.1
Mission Bay	1,057	1.4	59.12	32.5
North Financial District	25,847	34.0	58.50	8.9
Showplace Square/Potrero Hill	3,111	4.1	48.92	17.1
Jackson Square	1,491	2.0	48.25	8.4
Civic Center/Mid-Market	3,235	4.3	44.52	21.4
Van Ness Corridor	786	1.0	42.30	6.6
North Waterfront	3,269	4.3	41.26	8.2
Union Square	3,284	4.3	40.03	3.7
West SoMa	838	1.1	N/A	3.3

Subtotal/Weighted Average—Submarkets	52,848	69.5%	$50.84	10.1%

Total/Weighted Average	76,049	100.0%	$52.72	9.8%

Note: Rentable square feet in thousands, direct Class A asking rents in $ per square foot annually.

Source: RCG.

The charts below compare historical Class A rental rates and overall vacancy rates for office space in our submarket, the other San Francisco submarkets, and the total San Francisco office market.

Market fundamentals in the Paramount Group office submarket tend to outperform the overall San Francisco metro office market, while reflecting the same cyclical conditions driving demand. During the technology sector boom, for example, Class A asking rental rates in the Paramount Group office submarket skyrocketed and market conditions tightened swiftly as high tech tenants aggressively leased space. During the most recent economic cycle, vacancy rates in the Paramount Group office submarket remained well below the average for San Francisco and non-Paramount Group submarkets.

Points of Promise

The San Francisco metro office market has among the highest asking rents and occupancy rates in the United States. The highly developed nature of the San Francisco CBD office market, coupled with high barriers to entry in the form of restrictive permitting, neighborhood resistance and high construction costs, results in a persistently low level of supply. RCG believes that continued growth of technology and its supporting industries should support sustained healthy market conditions in the San Francisco CBD office market during the next five years, allowing for a strong pace of rent appreciation and increases in occupancy. These facts and trends are shown in the four graphs below:

RCG believes that the continued growth of technology and its supporting industries should support sustained healthy market conditions in the San Francisco CBD office market during the next five years, allowing for a strong pace of rent appreciation. Tenant demand should be sufficient during this time to absorb new projects coming online. In the CBD, nearly 1.9 million square feet of space was under construction as of year-end 2013, of which approximately 24% was pre-leased at year-end 2013. In 2014, approximately 580,000 square feet will come online in the South Financial District in 505 Howard Street, anchored by Neustar, and 535 Mission Street, anchored by Trulia. In 2015, three more projects are scheduled to come online in the South Financial District: 181 Fremont Street, 222 Second Street and 350 Mission, which is fully leased to Salesforce.com.

Although this project is still in pre-construction stages and therefore not included in the RCG forecast, the Salesforce Tower is planned for the South Financial District with a potential delivery date as early as 2017. Adjacent to the under-construction Transbay Transit Center, this project would bring 1.3 million square feet to market and become the tallest building on the West Coast. The one million square foot Transbay Transit Center will replace the outdated Transbay Terminal with a multi-modal transportation hub that connects San Francisco, the East Bay, Marin County and Silicon Valley, in addition to providing access to other areas of California and adjacent states via 11 different transportation systems. Plans also currently call for a 5.4-acre park atop the Transbay Transit Center, which would be open to the public. Additional office space could be added in conjunction with the development of the new Transbay Transit Center. Given increased traffic flows and the shortage and high cost of parking in downtown San Francisco, employees and employers will likely favor office space that has access to public transportation options. The Transbay Transit Center is currently under construction with an estimated completion date of late 2017. These two projects should add to the appeal of the South Financial District submarket to potential tenants in a range of industries.

RCG forecasts an extended decline in the CBD office vacancy rate through the next five years, although temporary upticks will likely result as new projects come online and are leased up gradually. From 2014 to 2018, the CBD vacancy rate should fall to 8.0%. During this period, RCG projects that the average asking rental rate should increase at an average annual pace of 5.5%, reaching more than $74.00 per square foot in 2018. Based on shifting tenant preferences including a flight-to-quality, RCG expects that Class A space should record comparable or stronger rent appreciation during this time. Additionally, office landlords in the South Financial District submarket should disproportionately benefit from the propensity of tenants in the expanding technology industry to favor space south of Market Street, which is where our San Francisco property is located, especially once the new Transit Center is completed.

BUSINESS AND PROPERTIES

Overview

We are one of the largest vertically-integrated real estate companies focused on owning, operating and managing high-quality, Class A office properties in select CBD submarkets of New York City, Washington, D.C. and San Francisco. As of December 31, 2013, our portfolio consisted of 12 Class A office properties and one retail property with an aggregate of approximately 10.4 million rentable square feet and was 90.5% leased to 249 tenants. Our New York City portfolio contributed 74.3% of our annualized rent as of December 31, 2013, while our Washington, D.C. and San Francisco portfolios contributed 11.8% and 13.9%, respectively.

Our portfolio reflects our strategy, which has been consistent for nearly 20 years, of concentrating on select submarkets within leading gateway cities in the U.S. that have high barriers to entry, are supply constrained, exhibit strong economic characteristics and have a deep pool of prospective tenants in various industries with a strong demand for high-quality office space. Our properties are located in premier submarkets within midtown Manhattan, Washington, D.C. and San Francisco. Within these submarkets, our portfolio includes Class A office properties that are consistently among the most sought after addresses in the business community. As a result of the strong underlying fundamentals in our submarkets, the location and high-quality of our assets and our proven management capabilities, we believe that our portfolio is well positioned to provide continued cash flow growth and value creation.

We have a demonstrated expertise in asset management, property management, leasing, acquisitions, repositioning, redevelopment and financing. Since 1995, we have acquired 27 high-quality office properties with a total value of approximately $10.5 billion in our markets. We have a well established reputation as a value-enhancing owner of Class A office properties in our markets and have a proven ability to redevelop and reposition acquired office properties to appeal to the most discerning tenants. Our organization brings an international understanding and sophistication to the marketing and management of our properties that resonates with our tenants, which include many of the world’s leading companies. We have an unwavering commitment to superior tenant service, which helps us attract and retain high-quality tenants. We believe our recognized commitment to excellence and demonstrated expertise in the ownership, acquisition, redevelopment and management of Class A office properties will enable us to maximize the operating performance and growth of our portfolio.

Our senior management team is led by Albert Behler, our President and Chief Executive Officer, who joined our predecessor in 1991 and has over 34 years of experience in the commercial real estate industry. When Mr. Behler joined our predecessor, he repositioned our diverse portfolio of real estate assets to focus primarily on Class A office properties in select submarkets of New York City. Since 1995, we have expanded our investment focus to include Class A office properties in select submarkets of Washington, D.C. and San Francisco that exhibit investment characteristics similar to those in our New York City submarkets. Overall, our senior management team has an average of 29 years of commercial real estate experience and has been with our company for an average of 14 years. Our senior management team members are proven stewards of investor capital with a remarkable track record through numerous economic cycles and have raised approximately $3.7 billion in equity capital from institutions and high-net-worth individuals since 1995. From the beginning of 1995 through the end of 2013, we have generated an aggregate gross levered IRR of 28.4% on our 15 realized property investments, which represents a total of $2.2 billion of proceeds.

Our predecessor was originally established in 1978 by Professor Dr. h.c. Werner Otto of Hamburg, Germany to invest in U.S. real estate as part of a distinguished international group of companies he founded. Today, these companies include: (i) the Otto Group, which is the world’s second largest online consumer retail vendor, one of the world’s leading retail mail order companies and the owner of Crate and Barrel; (ii) ECE Projektmanagement G.m.b.H. & Co. KG, which is the leading company in the development, planning, construction, leasing and management of shopping centers in Europe; and (iii) Park Property Management, which is a recognized owner and operator of apartment properties in Canada. In addition, the Otto family successfully made a significant investment in DDR Corp. in 2009 during the height of the financial crisis.

Our Portfolio Summary

The following table provides information about our portfolio as of December 31, 2013.

Property	Submarket	Rentable Square Feet (1)	Percent Leased (2)	Annualized Rent (3)		Annualized Rent Per Leased Square Foot (4)
New York City

Office Properties
1633 Broadway (5)	West Side	2,639,428	97.6%	$131,251,424		$64.98
1301 Avenue of the Americas (6)	Sixth Ave./Rock Center	1,770,510	79.6	98,235,143		70.42
31 West 52nd St (7)	Sixth Ave./Rock Center	786,647	100.0	51,799,920		68.61
1325 Avenue of the Americas (8)	Sixth Ave./Rock Center	819,503	83.3	37,666,739		58.33
900 Third Avenue	East Side	596,230	96.1	36,577,260		67.42
712 Fifth Avenue (9)	Madison/Fifth Avenue	543,341	93.4	46,995,407		95.83

Retail Property
718 Fifth Avenue (10)	Madison/Fifth Avenue	19,050	100.0%	$8,341,400		$437.87

Subtotal / Weighted Average		7,174,709	91.4%	$410,867,295		$70.12

Washington, D.C.
425 Eye Street	East End	380,090	84.6%	$13,567,965		$42.93
Liberty Place (11)	East End	174,201	99.3	10,556,513		68.77
1899 Pennsylvania Avenue (12)	CBD	192,481	81.0	11,752,902		77.91
2099 Pennsylvania Avenue	CBD	207,453	28.9	196,800	(13)	—	(14)
Waterview	Rosslyn, VA	647,243	98.9	29,052,226		46.23

Subtotal / Weighted Average		1,601,468	84.3%	$65,126,405		$51.95

San Francisco
One Market Plaza (15)	South Financial District	1,612,465	93.1%	$77,135,778		$58.50

Subtotal / Weighted Average		1,612,465	93.1%	$77,135,778		$58.50

Portfolio Total / Weighted Average		10,388,642	90.5%	$553,129,478		$65.60

(1)	Each of the properties in our portfolio has been measured or remeasured in accordance with either REBNY or BOMA 2010 measurement guidelines, and the square footages in the charts in this prospectus are shown on this basis. Total rentable square feet consists of 8,562,936 leased square feet, 586,772 square feet with respect to signed leases not commenced, 983,023 square feet available for lease, 28,676 building management use square feet, and 227,235 square feet from REBNY or BOMA 2010 remeasurement adjustments that are not reflected in current leases.

(2)	Based on leases signed as of December 31, 2013 and calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.

(3)	Represents annualized monthly contractual rent under leases commenced as of December 31, 2013, including percentage rent received from our theaters and retail space at 1633 Broadway for the year ended December 31, 2013. This amount reflects total cash and percentage rent before abatements. Abatements committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 were $22.0 million.

(4)	Represents annualized rent (less $3,941,446 for parking space, $1,696,281 for storage space, $3,942,879 for theater space and $364,020 for roof revenue) divided by leased square feet (excluding 586,772 square feet with respect to signed leases not commenced, 73,209 square feet for parking space, 59,871 square feet for storage space, 145,192 square feet for theater space, 4,449 square feet for roof space and 28,676 building management square footage) as set forth in note (1) above for the total.

(5)	We own a 75.5% interest in a joint venture that owns this property.

(6)	We own a 75.5% interest in a joint venture that owns this property.

(7)	We own a 62.3% aggregate interest in this property through two joint ventures.

(8)	We own a 50.0% interest in a joint venture that owns this property.

(9)	We own a 50.0% interest in a joint venture that owns a fee interest in a portion of the property and a ground leasehold interest in a portion of the property with a remaining term of approximately 11 years (expiring January 1, 2025). The ground lease features an installment sales contract to purchase the fee interest in the property covered by the lease from the ground lessor on January 2, 2015, subject to certain terms and conditions, for $12.1 million. We have an option to postpone the closing date until January 2, 2025, and if so exercised, the purchase price at closing will be $13.1 million.

(10)	We own a 25.0% interest in the property (based on our 50.0% interest in a joint venture that owns a 50.0% tenancy-in-common interest in the property).

(11)	Annualized rent is converted from triple net to gross basis by adding expense reimbursements to base rent. Figures include $2,397,283 of reimbursement revenue attributable to tenants as of December 31, 2013.

(12)	Annualized rent is converted from triple net to gross basis by adding expense reimbursements to base rent. Figures include $4,300,004 of reimbursement revenue attributable to tenants as of December 31, 2013.

(13)	Represents rent received for parking space.

(14)	Does not reflect a lease signed for 59,133 rentable square feet commencing in July 2014 which will provide starting annualized rent of $2,854,191, or $48.27 per leased square foot.

(15)	An independent third party global investment and advisory firm has entered into a purchase agreement for a 49.0% interest in the joint venture that owns One Market Plaza. Following the closing of the transaction with the third party global investment and advisory firm and the completion of the formation transactions, we will own a 49.0% interest in the joint venture that owns One Market Plaza and we will indirectly wholly own the general partner of a limited partnership that owns a 2.0% interest in the joint venture that holds the property. As a result, we will effectively have 51.0% voting power in connection with the property.

Our Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of office properties through the following competitive strengths:

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Premier Portfolio of High-Quality Office Properties in Most Desirable Submarkets. We have assembled a premier portfolio of Class A office properties located exclusively in carefully selected submarkets of New York City, Washington, D.C. and San Francisco. Our submarkets are among the strongest commercial real estate submarkets in the United States for office properties due to a combination of their high barriers to entry, constrained supply, strong economic characteristics, and a deep pool of prospective tenants in various industries that have demonstrated a strong demand for high-quality office space. Our markets are international business centers, characterized by a broad tenant base with a highly educated workforce, a mature and functional transportation infrastructure, and an overall amenity rich environment. These markets are home to a diverse range of large and growing enterprises in a variety of industries, including financial services, media and entertainment, consulting, legal and other professional services, technology, as well as federal government agencies. As a result of the above factors, the submarkets in which we are invested have generally outperformed the broader markets in which they are located. The following table illustrates the rents and the occupancy levels for competitive office space in our submarkets compared to other competitive submarkets in our markets as of December 31, 2013:

	Paramount Submarkets (1)(2)		Non-Paramount Submarkets (2)(3)	Difference		Percentage Premium
New York City
Asking Rents	$86.57		$66.56	$20.00		30.0%
Occupancy	89.3%		88.4%	93 bps		1.0%

Washington, D.C. District of Columbia
Asking Rents	$62.91		$51.69	$11.22		21.7%
Occupancy	86.4%		84.1%	227 bps		2.7%
Northern Virginia
Asking Rents	$59.82		$34.58	$25.24		73.0%
Occupancy	74.1	%(4)	80.8%	(666 bps	)	(8.2%)

San Francisco
Asking Rents	$57.35		$50.84	$6.51		12.8%
Occupancy	90.7%		89.9%	76 bps		0.8%

Source: RCG.

(1)	Represents our four submarkets in midtown Manhattan, our two submarkets in Washington, D.C., our submarket in Northern Virginia, and our submarket in San Francisco.

(2)	Amounts weighted based on submarket square footage.

(3)	Represents all submarkets in which we do not have a presence in midtown Manhattan, Washington, D.C., Northern Virginia and San Francisco.

(4)	The increase in the Paramount Group submarket vacancy rate during recent years was the result of down-sizing by government contractors and the delivery of 1812 North Moore, which came online in late 2013 with no signed tenants. Strong demand for space in this submarket should lead to the absorption of this high-quality vacant space, causing the Paramount Group submarket vacancy rate to fall, once again, below the market average.

Within our targeted submarkets, we have assembled a portfolio of Class A office properties that are consistently among the most sought after addresses in the business community. According to RCG, given current market rents, construction costs and the lack of competitive development sites, most of our portfolio could not be replicated today on a cost-competitive basis, if at all. We believe the high-quality of our buildings, services and amenities, and their desirable locations should allow us to increase rents and occupancy to generate positive cash flow and growth.

Our portfolio also includes approximately 105,000 rentable square feet of exclusive retail space in the Fifth Avenue submarket, which commands rental rates that are among the highest per square foot of any retail space in the United States. Furthermore, our 1633 Broadway property is home to the internationally renowned Gershwin Theatre, the second largest theatrical entertainment venue in New York City behind Radio City Music Hall. The Gershwin Theatre has been home to the musical Wicked for the past 10 years, one of the top box office grossing shows on Broadway.

•

Deep Relationships with Diverse, High Credit-Quality Tenant Base. We have long-standing relationships with high-quality tenants, including Allianz, Bank of America Corporation, Barclays plc, Clifford Chance US LLP, Commerzbank AG, Crédit Agricole Corporate & Investment Bank, Corporate Executive Board Company, Deloitte & Touche LLP, Harry Winston Inc., Showtime Networks Inc., TD Bank, N.A., Warner Music Group and the U.S. Federal Government. Approximately 53.5% of our

annualized rent is derived from investment grade or nationally recognized tenants in their respective industries. As of December 31, 2013, our nearly 290 commercial tenant leases across our 249 tenants had an average size of approximately 31,138 rentable square feet and had a median size of approximately 8,003 rentable square feet. No tenant accounted for more than 5.2% of our annualized rent as of December 31, 2013.

Our senior management team applies a hands-on approach and capitalizes upon a network of deep industry relationships to aggressively lease-up vacant space, maintain high tenant retention rates and creatively address the needs of our high-quality tenant base. Tenants frequently seek out space in our properties based on our strong reputation. For example, upon the sale by our predecessor of a 1.0 million rentable square foot office property on Avenue of the Americas, an international law firm tenant at this property requested that we find space in another of our properties. We were able to move this tenant to 1633 Broadway, where they currently lease 102,552 rentable square feet through August 2024.

•	Strong Internal Growth Prospects. We have substantial embedded rent growth within our portfolio as a result of the strong historical and projected future rental rate growth within our submarkets and contractual fixed rental rate increases included in our leases. As of December 31, 2013, the current market rents for the office space in our portfolio for which leases had commenced were % higher than the annualized rent from the in-place leases for this space based on our internal estimates used for budgeting purposes. The following table provides information about our weighted average office market rents versus our weighted average in-place office rents in our markets as of December 31, 2013.

Market	Paramount Office Portfolio Market Rent Per Square Foot (1)	Paramount In- Place Office Rent Per Square Foot	Weighted Average Lease Term (2)	Paramount Office Market vs. In- Place Rent Per Square Foot
New York City	$	$		%
Washington, D.C.
San Francisco

Total / Weighted Average	$	$		%

(1)	Based on our internal estimates of current market rents, on a gross basis, for the office space in our portfolio for commercial leases that we use for budgeting purposes.
(2)	Excludes month-to-month leases.

Furthermore, given the strong underlying fundamentals of our submarkets, the location and high-quality of our assets and our proven management capabilities, we believe that we will be able to continue to generate attractive internal growth from our portfolio over time. According to RCG, midtown Manhattan office market vacancy is projected to decline in the near to medium term and average rent growth is forecasted to exceed almost all other U.S. gateway cities through the end of 2018, an effect of high demand and constraints on new supply. The average Class A office rent in midtown Manhattan is forecasted to grow at annual rates averaging 4.9% through 2018. Among U.S. gateway cities, only the Boston and San Francisco CBD markets are expected to post higher total rent growth through the next five years. Occupancy in the midtown Manhattan office market is expected to increase from 88.8% in 2013 to 90.8% in 2018. In Washington, D.C., in addition to the decreased pace of construction, RCG believes other projected economic indicators forecast a strong future for office activity. The average Class A office rent in Washington, D.C. is forecasted to grow at annual rates averaging 3.1% through 2018. The expansion of private sector employers, aided by the growth of the region’s technology cluster, should further stimulate office leasing activity through 2018, with occupancy expected to increase from 85.6% in 2013 to 87.9% in 2018. In San Francisco, RCG believes that the continued growth of the technology and supporting industries should sustain healthy market conditions in the CBD office market during the next five years, allowing for a strong pace of rent appreciation. Tenant demand is expected to exceed the new supply of office projects coming online during this time, resulting in positive absorption. The average Class A office rent in San Francisco is forecasted to grow at annual rates averaging 5.5% through 2018, with only the Boston market achieving similar growth rates among gateway cities in the United States during the same period. Additionally, occupancy is expected to grow from 90.9% in 2013 to 92.0% in 2018.

We also have substantial embedded rent growth within our portfolio as a result of contractual fixed rental rate increases included in our leases. As of December 31, 2013, the average duration of our leases, excluding month-to-month leases, is 9.2 years with an average remaining term of 7.5 years. We typically have fixed rental rate increases in our leases ranging from 2.0% to 3.0% per year, which will result in increases in rents over the terms of these leases.

•	Demonstrated Acquisition and Operational Expertise. Over the past nearly 20 years, we have developed and refined our highly successful real estate investment strategy. We have a proven reputation as a value-enhancing, hands-on operator of Class A office properties. We target opportunities with a value-add component, where we can leverage our operating expertise, deep tenant relationships, and proactive approach to asset and property management. In certain instances, we may acquire properties with existing or expected future vacancy or with significant value embedded in existing below-market leases, which we will be able to mark-to-market over time. Even fully leased properties from time to time present us with value-enhancing opportunities which we have been able to capitalize on, such as our acquisition of 31 West 52nd Street and 1177 Avenue of the Americas, which are described below.

31 West 52nd Street, New York, New York

In December 2007, we acquired 31 West 52nd Street, a 786,647 rentable square foot Class A office property located in the Sixth Avenue/Rockefeller Center submarket of midtown Manhattan. Although we have maintained near 100% occupancy of this property during our ownership, we have nevertheless been able to increase our NOI based on our proactive management and tenant relationships. On multiple occasions, we were able to take back underutilized space from an existing tenant and re-lease that space at higher rents. For example, in 2013, we negotiated a take-back totaling 26,578 rentable square feet and re-leased that space to an existing tenant at an annualized rental rate of $95.00 per rentable square foot, or approximately $10.00 per rentable square foot higher than the previous tenant, while also receiving a termination fee of $2.5 million. As part of our acquisition, we were able to acquire and lease approximately 19,000 rentable square feet of adjacent space to a world renowned restaurant chain on the north side of the building, and to reconfigure the lobby and ground floor storage to create approximately 2,800 additional rentable square feet, which we leased long-term to a second restaurant tenant on the south side of the building.

1177 Avenue of the Americas, New York, New York

In October 2002, we acquired a 51.0% interest in 1177 Avenue of the Americas, a 960,000 rentable square foot Class A office property. While the property was fully leased at the time of acquisition, we identified an opportunity to grow cash flow based on our engagement with the major tenant, an international accounting firm that had outgrown its space. In 2003, we negotiated a sublease for the majority of the existing tenant’s space with a major U.S. law firm, which ultimately became a direct tenant for an additional 10 years beyond the existing tenant’s expiration. In conjunction with this transaction, we received approximately $17.3 million in consent fees, commissions and tenant improvement allowances paid by the existing tenant. In December 2005, a private equity real estate fund managed by us acquired the remaining 49.0% interest in the property from a third party. We sold the property in December 2007 generating a blended gross levered IRR and equity multiple of 39.3% and 3.5x, respectively.

•

Value-Add Renovation and Repositioning and Development Capabilities. We have expertise in renovating, repositioning and developing office properties, having made significant investments of over $100.0 million (excluding tenant improvement costs and leasing commissions) in four of our office properties since 1995. We have historically acquired well-located assets that have either suffered from a need for physical improvement to upgrade the property to Class A space, have been underperforming due to a lack of a coherent leasing and branding strategy or have been under-managed and could be immediately enhanced by our hands-on approach.

We are experienced in upgrading, renovating and modernizing building lobbies, corridors, bathrooms, elevator cabs and base building systems and updating antiquated spaces to include new ceilings, lighting and other amenities. We have also successfully aggregated and are continuing to combine smaller spaces to offer larger blocks of space, including multiple floors, which are attractive to larger, higher credit-quality tenants. We believe that the post-renovation quality of our buildings and our hands-on asset and property management approach attracts higher credit-quality tenants and allows us to grow cash flow. In addition, we have been a leader in environmental initiatives that have helped us to manage operating costs, attract and retain premium tenants and ultimately enhance portfolio value. We have derived substantial cost savings through innovative energy efficiency retrofitting and sustainability initiatives, reducing direct and indirect energy costs paid both by tenants and by us throughout our portfolio. The following examples describe two of our successful renovation and repositioning or development projects.

1800 K Street, Washington, D.C.

In March 2004, we acquired 1800 K Street, a 205,200 rentable square foot Class B office property located in the heart of Washington, D.C.’s “golden triangle” section of the CBD submarket. Upon acquisition, we implemented an intensive capital improvement plan to replace the facade and windows for the two exposed property elevations, replace the entrance plaza and lobby and add definitive signage and identity through the use of a decorative stone recess located at the property’s prime corner. We simultaneously executed a marketing campaign to rebrand and reposition the asset as a Class A property. We sold this property in September 2006 generating a gross levered IRR and equity multiple of 31.1% and 2.0x, respectively.

1331 L Street, Washington, D.C.

In November 2006, in conjunction with a joint venture partner, we started a ground up development of a Class A, 10-story office building of approximately 170,000 rentable square feet at 1331 L Street in the East End submarket of Washington, D.C. We oversaw planning commission approval and the project was completed within the original 18 month schedule and on budget. During the construction phase, we sold the property to a company as its new headquarters and recognized a gain of approximately $16.5 million on the sale. Due to the timing of the sale, the project was completed with a minimal amount of capital invested.

•	Seasoned and Committed Management Team with Proven Track Record. Our senior management team, led by Albert Behler, our President and Chief Executive Officer, has been in the commercial real estate industry for an average of 29 years, and has worked at our company for an average of 14 years. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have developed relationships that enable us to secure high credit-quality tenants on attractive terms and to provide us with potential off-market acquisition opportunities. We believe that our proven acquisition and operating expertise enables us to gain advantages over our competitors through superior acquisition sourcing, focused leasing programs, active asset and property management and first-class tenant service. Our knowledge, expertise and experience have allowed us to actively pursue opportunities for well-located, high-quality buildings that may be in a transitional phase due to current or impending vacancies.

Since 1995, members of our senior management team have raised approximately $3.7 billion in equity capital from institutional and high-net-worth investors. From the beginning of 1995 through the end of 2013, we have generated an aggregate gross levered IRR of 28.4% on our 15 realized property investments, which represents a total of $2.2 billion of proceeds. Our management team has developed an extensive and valuable set of relationships with institutional and high net worth investors, including the Otto family, which we believe will provide us with an advantage in raising additional capital in the future if the opportunity to deploy such capital were to arise in a manner that matched our strategic goals.

Upon completion of this offering, our senior management team is expected to own a significant amount of our common stock on a fully diluted basis, aligning their interests with those of our stockholders, and incentivizing them to maximize returns for our stockholders.

•	Strong Balance Sheet Well Positioned for Growth. Over the past several decades, we have built strong relationships with numerous lenders, investors and other capital providers. Our financing track record and depth of relationships provide us with significant financial flexibility and capacity to fund future growth in both good and bad economic environments. As of December 31, 2013, we had a strong pro forma capital structure that supports this flexibility and growth. Our pro forma net debt to total enterprise value is % and pro forma net debt to Adjusted EBITDA is x, each calculated on a pro rata basis. On a pro forma basis as of December 31, 2013, approximately % of our debt will be fixed rate, we will have no debt maturities prior to and the weighted average maturity of our pro forma indebtedness will be years. Upon completion of this offering, we expect we will have an undrawn $ million senior unsecured revolving credit facility and unencumbered properties totaling million rentable square feet.

•	Proven Investment Management Business. We have a successful investment management business, where we serve as the general partner and property manager of private equity real estate funds for institutional investors and high-net-worth individuals with combined assets aggregating approximately $8.2 billion as of December 31, 2013. We have also entered into a number of joint ventures with institutional investors, high-net-worth individuals and other sophisticated real estate investors through which we and our funds have invested in real estate properties. As part of the formation transactions, we will acquire most of the assets held by our private equity real estate funds while also retaining our investment management platform pursuant to which we will continue to manage our existing funds and joint ventures that will continue holding assets following the formation transactions. The continuing fees that we will earn in connection with this business will enhance our potential for higher overall returns. Additionally, although we intend to directly fund our future real estate investments following deployment of our existing funds’ remaining committed equity capital, our existing investment management platform should enable us to more easily supplement our direct capital sources through strategic joint ventures or pursue opportunities through new private equity real estate funds where advantageous.

Business and Growth Strategies

Our primary business objective is to enhance stockholder value by increasing cash flow from operations. The strategies we intend to execute to achieve this goal include:

•

Lease-up of Currently Available Space. Given current demand for high-quality Class A office space in our submarkets, we believe that we are well positioned to achieve significant internal growth through the lease-up of existing space in our portfolio. As of December 31, 2013, our office properties in New York City, Washington, D.C. and San Francisco were on average approximately 91.4%, 84.3%, and 93.1% leased, resulting in 983,023 rentable square feet available to lease. Our available space is primarily concentrated in large blocks of contiguous space on individual or multiple floors, which is highly attractive to larger, higher credit-quality tenants that typically lease space at higher rents for longer lease terms and have higher average retention rates and greater prospects for growth. For example, as of December 31, 2013 we had 498,053 rentable square feet, or 50.7% of the total available rentable square feet in our portfolio, of highly attractive available space in either our 1301 or 1325 Avenue of the Americas properties in the Sixth Avenue/Rockefeller Plaza submarket of midtown

Manhattan, which were 79.6% and 83.3% leased, respectively, as of December 31, 2013, compared to the submarket average of 89.1%. Our available space in these properties includes large footprints on the higher floors with Manhattan skyline views. A large portion of the space we are currently marketing relates to one recent lease termination in 1301 Avenue of the Americas. For further details see “—1301 Avenue of the Americas,” on page 139. We are well positioned to continue our predecessor’s leasing momentum in this submarket based on relatively limited lease expirations of competitive Class A space and the expected continuation of strong underlying market fundamentals. According to RCG, supply and demand fundamentals are expected to remain strong in this submarket with positive absorption expected over the next several years.

As an additional example, we acquired our 2099 Pennsylvania Avenue property in 2012 in an off-market transaction. As of December 31, 2013, this property was 28.9% leased, resulting in 147,506 rentable square feet available to lease, or 15.0% of the total available rentable square feet in our portfolio. At the time of acquisition, we were aware that a large existing tenant would vacate upon expiration of its lease, thus providing us with an opportunity to re-lease the space at an attractive return. Upon acquisition of the property, we modernized the look and feel of the lobby by adding additional lighting, new furniture and greenery. In addition, we are looking to add to the tenant amenities including replacing all the equipment in the fitness center and adding a secure bike storage area in the garage. Approximately three months following the completion of the renovations, we were able to lease 59,133 rentable square feet to an international law firm.

Based on current market demand and the efforts of our dedicated leasing team, we expect to increase our occupancy and revenue significantly across these properties and our portfolio. For example, for our properties identified in the table below, if we were to achieve the submarket lease percentage at current market rents, based on our internal estimates used for budgeting purposes, we would generate potential incremental annualized rent of approximately $25.7 million. The information in the table is as of December 31, 2013.

	Property Percentage Leased (1)	Submarket Percentage Leased (2)	Weighted Average Market Rent Per Square Foot (3)	Potential Incremental Annualized Rent (4)
1301 Avenue of the Americas	79.6%	89.1%	$79.81	$13,417,141
1325 Avenue of the Americas	83.3	89.1	60.73	2,892,223
2099 Pennsylvania Avenue	28.9	85.9	79.04	9,346,399

Total				$25,655,763

(1)	Based on leases signed as of December 31, 2013 and calculated as total rentable square feet less square feet available for lease divided by total rentable square feet.

(2)	Information provided by RCG.

(3)	Based on our internal estimates of current market rents, on a gross basis, used for budgeting purposes.

(4)	Figures represent potential incremental annualized rent in addition to leases signed but not commenced.

•

Increase Existing Below-Market Rents. We believe we can capitalize on our high-profile institutional-quality portfolio by realizing the substantial embedded rent growth within our portfolio resulting from the combination of the strong historical market rental rate growth of our submarkets and the long term nature of our existing office leases. For example, we expect to benefit from the re-leasing of approximately 2.4 million square feet, or 23.1% (including month-to-month leases) of our leases, through 2016, which we generally believe are currently at below-market rates. These expiring office leases represent a weighted average base rent of $             per square foot, as compared to a weighted

average estimated current market rent of $             per square foot based on our internal estimates used for budgeting purposes. Assuming we could re-lease the approximately 2.4 million square feet expiring through 2016 at the current weighted average estimated market rent of $             per square foot, we would generate potential incremental rental revenues of approximately $             million. Furthermore, 73.1% of these expiring leases are from our midtown Manhattan properties, where Class A office rents are expected to grow 4.0%, 5.3% and 6.0% in 2014, 2015 and 2016, respectively, with a forecasted annual rental growth through 2018 of 4.9%, according to RCG. Factoring in expected rental rate growth would even further increase the potential incremental rental revenues. As older leases expire, we expect to generate additional rental revenue by (i) continuing to upgrade certain space to further increase its value and (ii) increasing the total rentable square footage of such space as a result of remeasurements and application of market loss factors to the space.

Incremental Office Revenue

The following table provides information, as of December 31, 2013, about our office space lease expirations over the next three years, the rent per square at the expiration of the leases and weighted average estimated market rent for the leases that are expiring based on our internal estimates used for budgeting purposes. The table does not reflect the growth in market rents projected by RCG over the next three years.

	Expiring Rentable Office Square Feet (1)	Rent Per Square Foot at Expiration (2)	Weighted Average Market Rent Per Square Foot (3)	Incremental Office Space Revenue
New York City
2014	120,156	$	$	$
2015	823,045
2016	809,338

Subtotal	1,752,539	$	$	$
Washington, D.C.
2014	91,386	$	$	$
2015	9,042
2016	18,638

Subtotal	119,066	$	$	$
San Francisco
2014	260,347	$	$	$
2015	43,699
2016	222,747

Subtotal	526,793	$	$	$
Total Portfolio
2014	471,889	$	$	$
2015	875,786
2016	1,050,723

Total	2,398,398	$	$	$

(1)	Represents remeasured square footage according to either REBNY or BOMA 2010 remeasurements.

(2)	Represents the contractual rent per square foot at the time of lease expiration after converting triple net leases to a gross basis by adding expense reimbursements to base rent.

(3)	Based on our internal estimates of current market rents, on a gross basis, used for budgeting purposes.

Our concentration in prime submarkets should also enable us to benefit from increased rents associated with current and anticipated near-term improvements in the financial, economic and business environment in these areas. We also expect to benefit from the near-term significant lack of development of office space in the majority of our submarkets due to the scarcity of available development sites and long lead time for new construction.

•	Disciplined Acquisition Strategy Focused on Premier Submarkets and Assets. Since 1995, we have acquired 27 high-quality office properties with a total value of approximately $10.5 billion in our targeted submarkets of New York City, Washington, D.C. and San Francisco. We intend to continue our core strategy of acquiring, owning and operating Class A office properties within submarkets that have high barriers to entry, are supply constrained, exhibit strong economic characteristics, and have a pool of prospective tenants in various industries that have a strong demand for high-quality office space. We believe that owning the right assets within the leading submarkets of the best office markets in the United States will allow us to generate strong cash flow growth and attractive long-term returns.

We seek to acquire properties that will command premium rental rates and maintain higher occupancy levels than other properties in our markets. We will pursue opportunities to acquire office properties, but will maintain a disciplined approach to ensure that our acquisitions meet our core strategy. We are a highly active market participant that reviews numerous acquisition opportunities annually; however, we are highly selective in the properties that we ultimately acquire. We intend to strategically increase our market share in our existing submarkets and selectively enter into other submarkets with similar characteristics. Our acquisition strategy will focus primarily on long-term growth and total return potential rather than short-term cash returns. We believe we can utilize our deep industry relationships and our expertise in redeveloping and repositioning office properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Many of our predecessor’s acquisitions have been sourced on an off-market basis.

Our strong balance sheet and access to diverse sources of capital should give us significant flexibility in structuring and consummating acquisitions. As a public REIT, we believe that we will have more opportunities to acquire targeted properties in our submarkets through the issuance of common units, which can be of particular value to tax-sensitive sellers. Based on the concentration of high-quality assets in our portfolio, our established operational platform, our deep knowledge of market participants and our strong reputation for our ability to close transactions, we will be a desirable buyer for those institutions and individuals wishing to sell properties.

The following examples describe three instances where we realized significant returns as a result of our disciplined acquisition strategy.

1540 Broadway, New York, New York

In June 2004, in an off-market transaction we sourced, a private equity real estate fund we managed acquired 1540 Broadway, a 1.1 million rentable square foot office property, from Bertelsmann AG for $426.5 million. The acquisition was done through a joint venture with an affiliate of Principal Life Insurance Company. The private equity real estate fund we managed was the general partner and held a majority interest in the joint venture. The property consisted of five separate condominium units and was approximately 30% vacant after we negotiated a 397,000 rentable square foot lease back to Bertelsmann AG. Based on our experience as a long-term investor in the Times Square submarket, we recognized significant upside in the retail and signage revenue streams, as well as an accelerating demand for space in this submarket by high credit-quality tenants, which were not traditionally tenants in this area. During the fund’s ownership of the property, we executed a 305,000 rentable square foot lease with Viacom and negotiated a partial early termination of a below-market lease. Additionally, we increased the annual signage revenues from approximately $2.1 million at acquisition to over $5.9 million on a stabilized basis at the time of sale. In July 2006, the fund sold this investment for $820.0 million, generating a gross levered IRR and equity multiple of 70.3% and 3.2x, respectively.

Financial Square, New York, New York

In March 1995, we acquired Financial Square, an iconic downtown property with 1.0 million rentable square feet of office and retail space. Subsequently, in June 2005, we sold Financial Square to a private equity real estate fund managed by us. In 2004, TD Waterhouse Investor Services, Inc., or TD Waterhouse, entered into a 10 year lease for approximately 135,000 square feet at Financial Square, representing 13% of the rentable space at a starting rent of $36.44 per square foot. In 2006, TD Waterhouse was acquired by Ameritrade, and we were notified that TD Waterhouse would no longer need its space at Financial Square. We successfully negotiated a $17.0 million fee for the early termination of the lease. While still in negotiations with TD Waterhouse, we were able to secure a long term lease, which included the former TD Waterhouse space, totaling approximately 250,000 rentable square feet with American Home Assurance Company at a starting rent of $46.00 per square foot, representing a 26.2% increase to the TD Waterhouse starting rent and increasing the properties occupancy to 91.4%. Financial Square was sold in August 2007 for $751.0 million generating a blended gross levered IRR and equity multiple of 27.9% and 6.9x, respectively.

Candler Tower, New York, New York

In June 2006, a private equity real estate fund managed by us acquired Candler Tower, an approximately 228,000 rentable square foot recently renovated high-quality office property located in the Times Square submarket in midtown Manhattan, for $208.0 million. Due to our deep knowledge of the Times Square submarket, in underwriting the asset, we recognized that Candler Tower was a unique opportunity to acquire a fully leased, high-quality office property with guaranteed escalating rental income through 2020 at a purchase price that we believed represented a significant discount to replacement cost. In November 2012, the fund managed by us sold Candler Tower for $261.0 million generating a gross levered IRR and equity multiple of 22.7% and 2.0x, respectively.

•	Redevelopment and Repositioning of Properties. We intend to redevelop or reposition certain properties that we currently own or that we acquire in the future, as needed. Prior to investment, we will apply rigorous underwriting analyses to determine whether additional investment in the property will improve occupancy and cash flow over the long term. By redeveloping and repositioning our properties, including creating additional amenities for our tenants, we endeavor to increase both occupancy and rental rates at these properties, thereby achieving superior risk-adjusted returns on our invested capital. The following examples describe our primary redevelopment and repositioning efforts at our existing properties.

One Market Plaza, San Francisco, California

In July 2007, we acquired a 50.0% interest in One Market Plaza, a 1,612,465 rentable square foot property in the South Financial District submarket of San Francisco. In March 2010, we made an additional investment and gained full operational control of the property. In 2012 and 2013, we leased approximately 523,131 rentable square feet at annualized rental rates of $56.57 per square foot. We are seeing strong demand for the remaining 111,714 rentable square feet, which includes floors with spectacular views of the San Francisco Bay. In March 2014, we executed a contract to sell a 49.0% interest in the joint venture that owns the property to an independent third party global investment and advisory firm.

We are currently embarking on a renovation project, which will transform the existing concourse and atrium into unique and elegant interior public spaces lined with both new and upgraded existing retail tenant spaces that will dramatically reposition the property in the downtown San Francisco market. Our renovation plans include two new entrances, one at Spear Street and one at Steuart Street, the replacement of existing flooring with a rich grey granite paving throughout the lobbies, concourse and atrium spaces, and back painted glass, framed in stainless steel for all vertical surfaces of the lobbies. We will be re-capturing lobby and common space as part of an effort to create new retail frontage and renovating existing retail spaces into white oak-lined retail “boxcars” prominently located on the main concourse. We are also creating a café, featuring a long bar and a community table, in the center of the atrium that will serve as the focal point of this bright, modern and active retail-driven environment. We estimate that the total cost for this project will be approximately $20.0 million, which has been fully funded.

1633 Broadway, New York, New York

We are currently planning to redevelop the public plaza at our 1633 Broadway property, located in the heart of New York City’s Theater District, which is surrounded by hotels, restaurants and Broadway theaters. We believe this location represents a unique opportunity for a retail tenant seeking a high profile destination location with 24/7 pedestrian traffic driven by area office workers, tourists, theatergoers and local residents. The renovated space will be home to a sparkling glass entry cube which will offer excellent visibility, and the opportunity for creative and dramatic lighting and signage for a potential retail tenant. The entry cube will provide access to a concourse and lower concourse totaling 40,321 rentable square feet. We estimate that the total cost for this project will be approximately $10.0 million.

•	Proactive Asset and Property Management. We intend to continue our proactive asset and property management in order to increase occupancy and rental rates. We provide our own, fully integrated asset and property management, which includes in-house legal, marketing, accounting, finance and leasing departments for our portfolio and our own tenant improvement construction services. Our property management program includes cross functional training for best practices with a foundation that is rooted in our “Property Management Standards,” a set of internal policies and procedures, that is shared across the platform. The development and retention of top performing property management personnel have been critical to our success. “Paramount University” is an internally developed training program for new hires and for the ongoing training of existing employees that includes both internal as well as third-party expert-led training classes on relevant content.

Our leasing infrastructure includes a dedicated team of personnel that focuses on our target market of high credit-quality tenants that typically seek a larger footprint and a customized build-out from a reputable and reliable landlord. We utilize our comprehensive building management services and our strong commitment to tenant and broker relationships to negotiate attractive leasing deals and to attract and retain high credit-quality tenants. We proactively manage our rent roll, maintain continuous communication with our tenants and foster strong tenant relationships by being responsive to tenant needs. We do this by providing high-quality buildings, amenities and services, including energy efficiency initiatives, preventative maintenance and prompt repairs. A key element of our success is our comprehensive employee screening and training programs.

We seek to develop long term relationships with our tenants on whom we do extensive diligence on their current and prospective financial condition, underlying business fundamentals and business models prior to leasing space to them. We believe this strategy will continue to improve our operating results over time by reducing tenant turnover and thereby reducing leasing, marketing and tenant improvement costs.

As part of catering to this highly discerning tenant base, we are one of only 21 U.S. commercial property companies that is designated as an “Energy Star Leader” with our entire portfolio registered and energy usage monitored online. Eleven of our properties have received LEED Certification, with the remainder of the portfolio on target to receive certification. We are also heavily involved in our local communities. Our properties host charitable events, such as food drives, winter coat collections, blood drives, Toys-for-Tots, health fairs and a host of other events that benefit the local community. The following example describes our demonstrated asset and property management capabilities.

1301 Avenue of the Americas, New York, New York

On May 25, 2012, we proactively terminated the lease of Dewey & LeBoeuf LLP, a tenant that occupied approximately 406,000 rentable square feet in our 1301 Avenue of the Americas property. We terminated the lease just a few days ahead of this tenant filing for bankruptcy, and we were able to avoid the rights to the space being entangled for a significant period of time in bankruptcy proceedings. Within two months of the lease termination date, we executed a lease with a nationally recognized law firm for approximately one-half of the vacated space at base rental rates approximately 32.0% higher than the previous tenant’s rent, and subsequently signed a second lease with a large law firm in February 2014 for an entire floor consisting of approximately 29,500 square feet. In March 2014, we also signed a lease with Ocean Prime, a well-known seafood, steak and cocktail restaurant, for a 7,378 square foot lease.

Tenant Diversification

As of December 31, 2013, our properties were leased to a diverse base of 249 tenants. Our tenants represent a broad array of industries, including financial services, media and entertainment, consulting, legal and other professional services, technology and federal government agencies. The following table sets forth information regarding the 10 largest tenants in our portfolio based on annualized rent as of December 31, 2013.

Tenant	Number of Leases	Number of Properties	Lease Expiration (1)	Total Leased Square Feet	Percent of Rentable Square Feet	Annualized Rent (2)	Percent of Annualized Rent
The Corporate Executive Board Company	1	1	1/31/2028	625,062	6.2%	$28,830,545	5.2%
Barclays Capital Inc.	1	1	12/31/2020	497,418	4.9	27,372,278	4.9
Allianz Global Investors, L.P.	2	2	12/2018- 1/2031	326,457	3.2	25,172,079	4.6
Crédit Agricole Corporate & Investment Bank	1	1	2/28/2023	313,879	3.1	25,065,572	4.5
Clifford Chance US LLP	1	1	6/1/2024	328,992	3.2	21,026,752	3.8
Dresdner Kleinwort Group Holdings, LLC	1	1	5/31/2016	287,535	2.8	20,974,325	3.8
Deloitte & Touche LLP	1	1	3/31/2016	212,052	2.1	16,121,952	2.9
Chadbourne & Parke LLP	1	1	9/30/2034	203,102	2.0	15,836,327	2.9
Kasowitz Benson Torres & Friedman LLP (3)	3	1	11/2015- 3/2037	251,322	2.5	14,072,060	2.5
U.S. General Services Administration (4)	2	1	6/2021- 8/2022	299,746	2.9	12,903,385	2.3

Total	14	11		3,345,565	32.9%	$207,375,275	37.5%

Note: Does not include a 15.6 year lease signed and not commenced with Warner Music Group for 293,487 square feet at 1633 Broadway.

(1)	Expiration dates are per leases and do not assume exercise of renewal, extension or termination options. For tenants with multiple leases, expirations are shown as a range.

(2)	Annualized rent represents the annualized monthly contractual rent under commenced leases as of December 31, 2013. This amount reflects total rent before abatements. Total abatements for the above tenants committed to as of December 31, 2013 for the 12 months ending December 31, 2014 are $12.1 million.

(3)	Kasowitz Benson Torres & Friedman LLP currently possesses a termination option for all or a portion (to be selected by the tenant) of the top or bottom floor of its leased space. If exercised upon one year’s notice, the termination option is effective on March 31, 2024 and is subject to a termination penalty.

(4)	U.S. General Services Administration currently possesses a termination option for its lease expiring in June 2021 related to 285,434 square feet, which is exercisable beginning on June 7, 2018 upon 270 days prior notice with no termination penalty.

Industry Diversification

The following table sets forth information relating to tenant diversification by industry in our portfolio based on annualized rent as of December 31, 2013.

Industry	Number of Leases	Leases as a Percent of Total	Rentable Square Feet (1)	Square Feet as a Percent of Total	Annualized Rent (2)	Annualized Rent as a Percent of Total
Financial Services	111	38.5%	3,817,038	36.7%	$265,527,903	48.0%
Legal Services	25	8.7	1,687,701	16.2	105,477,670	19.1
Commercial Economic, Sociological, and Educational Research	3	1.0	645,636	6.2	29,636,910	5.4
Media	8	2.8	479,775	4.6	27,056,847	4.9
Government	5	1.7	305,996	2.9	13,164,639	2.4
Software	5	1.7	213,321	2.1	12,628,634	2.3
Retail	20	6.9	146,450	1.4	10,236,160	1.9
Jewelry	1	0.3	19,050	0.2	8,341,400	1.5
Real Estate	8	2.8	112,852	1.1	8,283,337	1.5
Energy	6	2.1	98,858	1.0	5,398,584	1.0
Business Services	3	1.0	80,154	0.8	5,053,877	0.9
Other	81	28.1	1,939,128	18.7	62,323,518	11.3
Signed leases not commenced	12	4.2	586,772	5.6	—	—
REBNY/BOMA Adjustments (3)	—	—	227,235	2.2	—	—
Building Management Use	—	—	28,676	0.3	—	—

Total / Weighted Average	288	100.0%	10,388,642	100.0%	$553,129,478	100.0%

(1)	Each of the properties in our portfolio has been measured or remeasured in accordance with either REBNY or BOMA 2010 measurement guidelines, and the square footages in the charts in this prospectus are shown on this basis. Total rentable square feet consists of 8,562,936 leased square feet, 586,772 square feet with respect to signed leases not commenced, 983,023 square feet available for lease, 28,676 building management use square feet and 227,235 square feet from REBNY or BOMA 2010 remeasurement adjustments that are not reflected in current leases.

(2)	Represents annualized monthly contractual rent under leases commenced as of December 31, 2013, including percentage rent received from our theaters and retail space at 1633 Broadway for the year ended December 31, 2013. This amount reflects total rent before abatements. Abatements committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 were $22.0 million.

(3)	Represents square footage adjustments for leases that do not reflect REBNY or BOMA 2010 remeasurements.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our portfolio, based on net rentable square feet under lease as of December 31, 2013.

Square Feet Under Lease	Number of Leases	Leases as a Percent of Total	Rentable Square Feet (1)	Square Feet as a Percent of Total	Annualized Rent (2)	Annualized Rent as a Percent of Total
Available	—	—	983,023	9.5%	$—	—
2,500 or less	65	22.6%	47,022	0.5	6,031,677	1.1%
2,501-10,000	93	32.3	522,111	5.0	42,276,658	7.6
10,001-20,000	41	14.2	643,457	6.2	53,273,873	9.6
20,001-40,000	29	10.1	843,112	8.1	49,950,079	9.0
40,001-100,000	24	8.3	1,489,710	14.3	89,624,188	16.2
100,000-200,000	13	4.5	1,732,644	16.7	103,126,531	18.6
200,000-300,000	5	1.7	1,198,618	11.5	74,931,531	13.5
Greater than 300,000	5	1.7	2,086,262	20.1	133,914,943	24.2
Signed leases not commenced	13	4.5	586,772	5.6	—	—
REBNY/BOMA Adjustments (3)	—	—	227,235	2.2	—	—
Building Management Use	—	—	28,676	0.3	—	—

Portfolio Total / Weighted Average	288	100.0%	10,388,642	100.0%	$553,129,478	100.0%

(1)	Each of the properties in our portfolio has been measured or remeasured in accordance with either REBNY or BOMA 2010 measurement guidelines, and the square footages in the charts in this prospectus are shown on this basis. Total rentable square feet consists of 8,562,936 leased square feet, 586,772 square feet with respect to signed leases not commenced, 983,023 square feet available for lease, 28,676 building management office use square feet and 227,235 square feet from REBNY or BOMA 2010 remeasurement adjustments that are not reflected in current leases.

(2)	Represents annualized monthly contractual rent under leases commenced as of December 31, 2013, including percentage rent received from our theaters and retail space at 1633 Broadway for the year ended December 31, 2013. This amount reflects total rent before abatements. Abatements committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 were $22.0 million.

(3)	Represents square footage adjustments for leases that do not reflect REBNY or BOMA 2010 remeasurements.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of December 31, 2013 plus available space for each of the 10 calendar years beginning with the year ending December 31, 2014 at the properties in our portfolio. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Total Portfolio

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet (1)	Expiring Square Feet as a Percentage of Total	Annualized Rent (2)	Expiring Annualized Rent as a Percentage of Total	Annualized Rent Per Leased Square Foot (3)	Annualized Rent Per Leased Square Foot at Expiration (4)
Available	—	983,023	9.5%	$—	—	$ —	$ —
Month-to-month leases	28	13,844	0.1	799,030	0.1%	57.72	57.75
2014	32	453,108	4.4	30,228,423	5.5	66.71	67.58
2015	28	847,035	8.2	52,297,755	9.5	61.74	62.23
2016	36	1,151,039	11.1	79,680,029	14.4	69.22	70.43
2017	18	405,907	3.9	29,462,271	5.3	72.58	74.68
2018	28	394,693	3.8	29,211,453	5.3	74.01	77.24
2019	15	295,271	2.8	16,347,663	3.0	55.36	66.48
2020	21	1,003,650	9.7	57,258,566	10.4	57.05	62.82
2021	15	695,706	6.7	34,975,936	6.3	50.27	54.00
2022	13	290,004	2.8	15,414,348	2.8	53.15	48.85
2023	12	595,279	5.7	44,687,093	8.1	75.07	82.42
Thereafter	29	2,417,400	23.3	162,766,912	29.4	67.33	79.41
Signed leases not commenced	13	586,772	5.6	—	—	—	—
REBNY/BOMA Adjustments (5)	—	227,235	2.2	—	—	—	—
Building Management Use	—	28,676	0.3	—	—	—	—

Portfolio Total / Weighted Average	288	10,388,642	100.0%	$553,129,478	100.0%	$64.60	$70.24

(1)	Based on either REBNY or BOMA 2010 remeasurements. Total rentable square feet consists of 8,562,936 leased square feet (includes 586,772 square feet with respect to signed leases not commenced), 983,023 square feet available for lease, 28,676 building management use square feet and 227,235 square feet from REBNY or BOMA 2010 remeasurement adjustments that are not reflected in current leases.

(2)	Represents annualized monthly contractual rent under leases commenced as of December 31, 2013, including percentage rent received from our theaters and retail space at 1633 Broadway for the year ended December 31, 2013. This amount reflects total cash before abatements. Abatements committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 were $22.0 million.

(3)	Represents annualized rent divided by leased square feet.

(4)	Represents annualized rent at expiration divided by leased square feet.

(5)	Represents square footage adjustments for leases that do not reflect REBNY or BOMA 2010 remeasurements.

The following chart sets forth a comparison of the lease expirations by market for leases in place as of December 31, 2013 for each of the 10 calendar years beginning with the year ending December 31, 2014 at the properties in our portfolio. The information set forth in the chart assumes that tenants exercise no renewal options and no early termination rights.

Submarkets

The following tables set forth a summary schedule of the lease expirations in our markets for leases in place as of December 31, 2013 plus available space for each of the 10 calendar years beginning with the year ending December 31, 2014 at the properties in our portfolio. The information set forth in the tables assumes that tenants exercise no renewal options and no early termination rights.

New York City

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet (1)	Expiring Square Feet as a Percentage of Total	Annualized Rent (2)	Expiring Annualized Rent as a Percentage of Total	Annualized Rent Per Leased Square Foot (3)	Annualized Rent Per Leased Square Foot at Expiration (4)
Available	—	620,280	8.6%	$—	—	$—	$—
Month-to-month leases	9	8,307	0.1	402,130	0.1%	48.41	48.47
2014	16	124,232	1.7	8,939,411	2.2	71.96	73.36
2015	17	794,140	11.1	48,745,401	11.9	61.38	61.77
2016	20	882,785	12.3	63,317,671	15.4	71.72	72.12
2017	11	327,142	4.6	25,409,931	6.2	77.67	79.42
2018	20	257,131	3.6	21,817,377	5.3	84.85	87.40
2019	4	128,290	1.8	6,167,107	1.5	48.07	67.14
2020	13	835,256	11.6	47,589,283	11.6	56.98	62.16
2021	8	223,186	3.1	12,616,549	3.1	56.53	62.70
2022	9	229,371	3.2	11,956,494	2.9	52.13	45.30
2023	10	455,963	6.4	37,675,359	9.2	82.63	89.19
Thereafter	22	1,765,033	24.6	126,230,581	30.7	71.52	86.54
Signed leases not commenced	7	382,681	5.3	—	—	—	—
REBNY Adjustment (5)	—	119,531	1.7	—	—	—	—
Building Management Use	—	21,381	0.3	—	—	—	—

Portfolio Total / Weighted Average	166	7,174,709	100.0%	$410,867,295	100.0%	$68.13	$74.45

Washington, D.C.

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet (6)	Expiring Square Feet as a Percentage of Total	Annualized Rent (7)	Expiring Annualized Rent as a Percentage of Total	Annualized Rent Per Leased Square Foot (3)	Annualized Rent Per Leased Square Foot at Expiration (4)
Available	—	251,029	15.7%	$—	—	$—	$—
Month-to-month leases	—	—	—	—	—	—	—
2014	3	83,464	5.2	4,465,749	6.9%	53.51	53.51
2015	2	8,546	0.5	845,312	1.3	98.91	99.88
2016	4	17,495	1.1	1,243,373	1.9	71.07	74.40
2017	1	3,933	0.2	183,425	0.3	46.64	51.48
2018	—	—	—	—	—	—	—
2019	6	23,796	1.5	1,140,836	1.8	47.94	53.36
2020	3	21,809	1.4	927,555	1.4	42.53	48.98
2021	4	293,543	18.3	13,033,613	20.0	44.40	44.15
2022	1	14,312	0.9	629,723	1.0	44.00	53.94
2023	2	139,316	8.7	7,011,734	10.8	50.33	60.23
Thereafter	2	628,231	39.2	35,645,085	54.7	56.74	60.43
Signed leases not commenced	2	72,508	4.5	—	—	—	—
BOMA Adjustment (5)	—	40,273	2.5	—	—	—	—
Building Management Use	—	3,213	0.2	—	—	—	—

Portfolio Total / Weighted Average	30	1,601,468	100.0%	$65,126,405	100.0%	$52.76	$56.10

San Francisco

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet (8)	Expiring Square Feet as a Percentage of Total	Annualized Rent (9)	Expiring Annualized Rent as a Percentage of Total	Annualized Rent Per Leased Square Foot (3)	Annualized Rent Per Leased Square Foot at Expiration (4)
Available	—	111,714	6.9%	$—	—	$—	$—
Month-to-month leases	19	5,587	0.3	396,900	0.5%	71.04	71.04
2014	13	245,362	15.2	16,823,263	21.8	68.57	69.46
2015	9	44,349	2.8	2,707,041	3.5	61.04	63.09
2016	12	250,759	15.6	15,118,985	19.6	60.29	64.22
2017	6	74,832	4.6	3,868,915	5.0	51.70	55.16
2018	8	137,562	8.5	7,394,076	9.6	53.75	58.25
2019	5	143,185	8.9	9,039,719	11.7	63.13	68.06
2020	5	146,585	9.1	8,741,728	11.3	59.64	68.67
2021	3	178,977	11.1	9,325,774	12.1	52.11	59.30
2022	3	46,321	2.9	2,828,131	3.7	61.06	64.88
2023	—	—	—	—	—	—	—
Thereafter	5	24,136	1.5	891,246	1.2	36.93	52.07
Signed leases not commenced	4	131,583	8.2	—	—	—	—
BOMA Adjustment (5)	—	67,431	4.2	—	—	—	—
Building Management Use	—	4,082	0.3	—	—	—	—

Portfolio Total / Weighted Average	92	1,612,465	100.0%	$77,135,778	100.0%	$59.44	$64.09

(1)	Based on REBNY remeasurements. Total rentable square feet consists of 6,430,816 leased square feet (includes 382,681 square feet with respect to signed leases not commenced), 620,280 square feet available for lease, 21,381 building management use square feet and 119,531 square feet of REBNY remeasurement adjustments that are not reflected in current leases.

(2)	Annualized rent represents the annualized monthly contractual rent under commenced leases as of December 31, 2013, including percentage rent received from our theaters and retail space at 1633 Broadway for the year ended December 31, 2013. This amount reflects total rent before abatements. Total abatements for the above tenants committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 are $19.2 million.

(3)	Represents annualized rent divided by leased square feet.

(4)	Represents annualized rent at expiration divided by leased square feet.

(5)	Represents square footage adjustments for leases that do not reflect REBNY or BOMA 2010 remeasurements.

(6)	Based on BOMA 2010 remeasurements. Total rentable square feet consists of 1,306,953 leased square feet (includes 72,508 square feet with respect to signed leases not commenced), 251,029 square feet available for lease, 3,213 building management use square feet and 40,273 square feet of BOMA 2010 remeasurement adjustments that are not reflected in current leases.

(7)	Annualized rent represents the annualized monthly contractual rent under commenced leases as of December 31, 2013. This amount reflects total rent before abatements. Total abatements for the above tenants committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 are $0.5 million.

(8)	Based on BOMA 2010 remeasurements. Total rentable square feet consists of 1,429,238 leased square feet (includes 131,583 square feet with respect to signed leases not commenced), 111,714 square feet available for lease, 4,082 building management use square feet and 67,431 square feet of BOMA 2010 adjustments that are not reflected in current leases.

(9)	Annualized rent represents the annualized monthly contractual rent under commenced leases as of December 31, 2013. This amount reflects total rent before abatements. Total abatements for the above tenants committed to for leases commenced as of December 31, 2013 for the 12 months ending December 31, 2014 are $2.4 million.

Tenant Improvement Costs and Leasing Commissions

The following table sets forth certain information regarding tenant improvement costs and leasing commissions for tenants at the properties in our portfolio for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,			Weighted Average January 1, 2011 to December 31, 2013
	2011 (1)	2012 (2)	2013
Renewals (3)
Number of leases signed
Total square feet
Tenant improvement costs per square foot (4)	$	$	$	$
Leasing commission costs per square foot (4)	$	$	$	$
Total tenant improvement and leasing commission costs per square foot (4)	$	$	$	$

New Leases (5)
Number of leases signed
Total square feet
Tenant improvement costs per square foot (4)	$	$	$	$
Leasing commission costs per square foot (4)	$	$	$	$
Total tenant improvement and leasing commission costs per square foot (4)	$	$	$	$

Total
Number of leases signed
Total square feet
Tenant improvement costs per square foot (4)	$	$	$	$
Leasing commission costs per square foot (4)	$	$	$	$
Total tenant improvement and leasing commission costs per square foot (4)	$	$	$	$

(1)	Includes Liberty Place, which was acquired on June 22, 2011.

(2)	Includes 2099 Pennsylvania Avenue, which was acquired on January 31, 2012.

(3)	Includes retained tenants that have relocated to new space or expanded into new space.

(4)	Assumes all tenant improvement and leasing commissions are paid in the calendar year in which the lease commenced, which may be different than the year in which they were actually paid.

(5)	Does not include retained tenants that have relocated or expanded into new space within our portfolio.

Historical Recurring Capital Expenditures

The following table sets forth certain information regarding historical recurring capital expenditures at the properties in our portfolio for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,			Weighted Average January 1, 2011 to December 31, 2013
	2011 (1)(2)	2012 (1)(3)	2013
Recurring capital expenditures (4)(5)	$	$	$	$
Total square feet
Recurring capital expenditures per square foot	$	$	$	$

(1)	Capital expenditures for properties acquired during the period are annualized.

(2)	Includes Liberty Place, which was acquired on June 22, 2011.

(3)	Includes 2099 Pennsylvania Avenue, which was acquired on January 31, 2012.

(4)	Figures exclude capital expenditures relating to pre-building of vacant tenant space, in lieu of a full tenant improvement allowance of $ , $ , and $ for 2013, 2012 and 2011, respectively.

(5)	Figures exclude non-recurring capital expenditures of $ , $ and $ for 2013, 2012 and 2011, respectively.

Submarket and Building Overviews

New York City, New York

Our New York City properties are located in midtown Manhattan, in what we believe are among the most desirable submarkets: the West Side, Sixth Avenue/Rockefeller Center, East Side and Madison/Fifth Avenue submarkets. We focus only on premier office submarkets in midtown Manhattan. Our submarkets are characterized by constrained supply, a concentration of elite tenants in industries such as finance, consulting, professional services and creative industries, and a high level of lifestyle amenities. As a result, these submarkets generally command premium rents and higher occupancies compared to other submarkets in midtown Manhattan and New York City generally.

The following map shows the relative locations of the West Side, Sixth Avenue/Rockefeller Center, East Side and Madison/Fifth Avenue submarkets in midtown Manhattan.

West Side Submarket

The West Side submarket is bounded by Seventh Avenue to the east and reaches to the Hudson River from 42nd Street north to 72nd Street. Zoning in the late 1980s spurred a burst of construction on the West Side establishing it as a competitive office market. These new office buildings added a new element to what had previously simply been the theater district and contributed to a cleaning up and upgrading of this tourist attraction. The market also includes both high-rise and low-rise residential buildings and a mix of retail. The submarket contains 30.2 million square feet of space, of which a total of 8.2% was vacant at the end of 2013 with 6.9% available directly and the remainder through sublease. Leasing activity for the year totaled 1.7 million square feet; net overall absorption was 956,620 square feet, giving the West Side the strongest demand performance of all Manhattan submarkets. Office rents are on the low side relative to other markets, with overall rents on a weighted average basis for all classes at the end of 2013 at $68.50. Class A rents on the same basis were $74.72.

There were no office buildings under construction as of year-end 2013. RCG expects that high barriers to entry should limit the amount of new supply delivered through the near to medium term, in spite of favorable market conditions.

The following chart shows Class A office property rental rates and occupancy rates for the West Side submarket as compared to the overall midtown Manhattan market over the previous 15 years.

1633 Broadway

In 1976, Dr. h.c. Werner Otto, founder of our predecessor, acquired 1633 Broadway, a 48-story, 2,639,428 square foot building. The building was constructed in 1971 and has served as the headquarters for our predecessor since 1979. A private equity real estate fund managed by us, in conjunction with joint venture partners, acquired the property from the Otto family in 2006. The building is comprised of premier office space, two well-known Broadway theaters including the internationally renowned Gershwin Theatre, home to the musical “Wicked,” one of the top box office grossing shows on Broadway, a 225-space parking garage and ground-floor retail space, including two large sunken retail wells in the front of the building, and a large public plaza on Broadway. The property is located between West 50th Street and West 51st Street and Broadway and

Eighth Avenues. The area surrounding 1633 Broadway features some of the most popular and widely recognized cultural and entertainment destinations worldwide with Times Square, Radio City Music Hall, Carnegie Hall and Columbus Circle all within blocks of the property. 1633 Broadway has direct access to the New York subway system including separate connections to subway lines at both the base of the property and within steps of the West 50th Street entrance. In-building services and amenities include a 24/7 attended lobby, a bank and various restaurants as well as tenant dining facilities.

1633 Broadway is the recipient of the 2013 BOMA/NY Pinnacle Award for Operating Office Building (over 1 million square feet category) and the 2014 BOMA Middle Atlantic Region Outstanding Building of the Year Award (over 1 million square feet category). 1633 Broadway received its LEED certification in 2013 and the Energy Star Award in 2009.

1633 Broadway Primary Tenants

The following table summarizes information regarding the primary tenants of 1633 Broadway as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Allianz Global Investors, L.P.	Financial Services	1/31/2031	Combo of 5/10 to total of 15	320,911	12.2%	$24,922,509	19.0%	$77.66
Kasowitz Benson Torres & Friedman LLP (3)	Legal Services	3/31/2037	2x5 years	251,322	9.5	14,072,060	10.7	55.99
Deloitte & Touche LLP	Financial Services	3/31/2016		212,052	8.0	16,121,952	12.3	76.03
Showtime Networks, Inc.	Media	1/31/2026	1x5 or 10 years	210,495	8.0	9,725,265	7.4	46.20
BNY ConvergEx Group, LLC	Financial Services	8/31/2015	1x5 years	152,174	5.8	10,759,782	8.2	70.71
Morgan Stanley & Co. LLC	Financial Services	1/31/2015	2x5 years	152,020	5.8	8,209,080	6.3	54.00
Bank Of America, N.A.	Financial Services	8/31/2015	—	151,880	5.8	9,637,955	7.3	63.46
U T Associates (4)	Arts	5/31/2022	3x5 years	110,622	4.2	3,424,329	2.6	30.96
Dickstein Shapiro LLP	Legal Services	8/31/2024	1x5 years	108,477	4.1	9,507,485	7.2	87.65
Time Warner Cable Inc.	Media	4/15/2020	1x5 years	106,176	4.0	7,115,308	5.4	67.01

Total / Weighted Average				1,776,129	67.3%	$113,495,725	86.5%	$63.90

Note: Does not include a 15.6 year lease signed but not commenced with Warner Music Group for 293,487 square feet.

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $11,040.

(3)	Tenant possesses a termination option which may not be executed prior to 3/31/2024.

(4)	Annualized rent includes $2,599,329 of percentage rent for year ended December 31, 2013.

1633 Broadway Lease Expirations

The following table sets forth the lease expirations for leases in place at 1633 Broadway as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	63,207	2.4%	$—	—	$—	$—	$—
2014	3	6,110	0.2	389,046	0.3%	63.67	397,423	65.04
2015	5	613,269	23.2	37,359,937	28.5	60.92	37,547,277	61.22
2016	2	219,974	8.3	16,557,662	12.6	75.27	16,551,662	75.24
2017	1	52,700	2.0	3,636,300	2.8	69.00	3,636,300	69.00
2018	1	33,279	1.3	966,422	0.7	29.04	1,061,278	31.89
2019	1	25,458	1.0	740,729	0.6	29.10	840,623	33.02
2020	2	179,385	6.8	8,687,308	6.6	48.43	9,304,856	51.87
2021	1	34,570	1.3	518,550	0.4	15.00	864,250	25.00
2022	3	116,337	4.4	4,840,996	3.7	41.61	2,665,220	22.91
2023	1	941	—	106,000	0.1	112.65	158,079	167.99
Thereafter	6	879,612	33.3	57,448,474	43.8	65.31	73,167,519	83.18
Signed leases not commenced	2	344,378	13.0	—	—	—	—	—
Building Management Use	—	5,888	0.2	—	—	—	—	—
REBNY Adjustment	—	64,320	2.4	—	—	—	—	—

Total.	28	2,639,428	100.0%	$131,251,424	100.0%	$60.72	$146,194,486	$67.63

1633 Broadway Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)	Net Effective Annual Rent Per Leased Square Foot (3)
December 31, 2013	97.6%	$60.72	$57.38
December 31, 2012	90.1	63.77	63.77
December 31, 2011	93.2	59.78	59.78
December 31, 2010	88.3	57.58	57.58
December 31, 2009	92.6	54.01	54.01

(1)	Based on leases signed as of the dates indicated above and calculated as total rentable square feet less available square feet divided by total rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

(3)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

1633 Broadway and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives ranging from 30-39 years. The current real estate tax rate for 1633 Broadway is $10.32 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2013 were $28.6 million.

1633 Broadway Joint Venture

Upon completion of this offering and the formation transactions, we will have a 75.5% interest in the joint venture that owns 1633 Broadway. We will serve as the general partner of the joint venture in charge of its day-to-day operations with the overall authority to make decisions regarding the joint venture. Our joint venture partner has an approval right in connection with certain major decisions, including, but not limited to, selling or transferring interests in the property, incurring additional debt or modifying the terms of existing debt and acquiring additional properties. Our joint venture partner has the right to remove us as the general partner of the joint venture in connection with intentional misconduct expected to result in a material adverse effect on the business, assets, operations or financial condition of the joint venture, our bankruptcy, or our unpermitted sale, assignment, disposition or transfer, directly or indirectly, of our interest in the joint venture. In the event we desire to transfer, sell or assign any portion of our interest in the joint venture to a third party, our joint venture partner shall have the right to elect to purchase our interests subject to certain conditions. At any time, our joint venture partner shall have the right to cause a sale of the property by delivering a written notice to us and designating the sales price and other material terms and conditions upon which our joint venture partner desires to cause a sale of the property. Upon receipt of the sales notice from our joint venture partner, we will have the right to either attempt to sell the property to a third party for not less 97% of the sales price or elect to purchase the interests of our joint venture partner for cash at a price equal to the amount our joint venture partner would have received if the property had been sold for the sales price set forth in the sales notice (and the joint venture paid any applicable financing breakage costs and transfer taxes, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners). We have the right to cause a sale of the property on these same terms, including our joint venture partner’s right to acquire our interests for cash rather than allow us to complete the sale of the property.

Upon completion of this offering and the formation transactions, we will also have a preferred partner that invested $200.0 million in preferred interests in the joint venture. The preferred partner is entitled to an 8.5% return on its investment as well as a minimum exit fee upon repayment of the preferred equity obligation of $2.4 million which is due on or before July 28, 2016. The preferred partner receives quarterly interest payments of 5.0% per annum, increasing to 7.0% per annum on July 28, 2014, while all unpaid preferred interest is compounded monthly and added to the preferred equity obligation. We and another partner in the joint venture are obligated to redeem the preferred interests at maturity and in certain other events. Our preferred partner has the right to remove us as the general partner of the joint venture in connection with intentional misconduct expected to result in a material adverse effect on the business, assets, operations or financial condition of the joint venture, our bankruptcy, or our unpermitted sale, assignment, disposition or transfer, directly or indirectly, of our interest in the joint venture, if our joint venture partner does not so remove us. In addition, in certain circumstances, our preferred partner may have the right to consent to our joint venture partner’s removal of us as general partner of the joint venture. Upon the occurrence of certain events, including, but not limited to, our bankruptcy, a loan refinance or loan modification without the consent of our preferred partner, a default under the mortgage loan where a foreclosure sale is imminent, and our failure to comply with the transfer and control provisions of our joint venture agreement, our preferred partner shall, subject to certain conditions, have the right to cause a sale of the property. Subject to our right to redeem our preferred partner at any time by paying all amounts due to them, including the exit fee, upon their election to sell the property, our preferred partner shall conduct the marketing and sale of the property and we will be required to act reasonably and cooperate with the sale. Any such sale of the property by the preferred partner is not subject to any minimum sales price requirement.

Sixth Avenue/Rockefeller Center Submarket

The Sixth Avenue (also known as Avenue of the Americas) office corridor is dominated by the Art Deco Rockefeller Center complex. Running from 41st Street to 59th Street on Sixth Avenue, the submarket skirts the edge of the theater district on the west and Madison/Fifth Avenue office market on the east. The submarket ends at Central Park South, adjacent to the Artists Gate traffic entrance to Central Park. Sixth Avenue is served by the Sixth Avenue subway line creating easy access from residential neighborhoods. The submarket includes a total of 40.5 million square feet of inventory of which over 8 million square feet is contained in the Rockefeller Center complex. The complex consists of 19 commercial buildings constructed between 1930 and 1939, which cover 22 acres between 48th and 51st Streets. The landmark buildings in the complex include the Time-Life Building, News Corp. Building, Exxon Building and McGraw-Hill Building, as well as Radio City Music Hall. The southernmost end of the market is anchored by the 2.1 million square feet Bank of America Tower at One Bryant Park, which was completed in 2009 and is the third tallest building in New York City. As of the end of 2013, 10.9% of that space is vacant overall with 9.0% available directly and the remainder through sublease. Nearly 3.0 million square feet of space was leased in the submarket during 2013. Absorption was slightly positive with an addition of nearly 40,000 square feet of net occupancy. A new building at 55 West 46th Street was completed for nearly 300,000 square feet in 2013. Overall weighted average gross rent for all classes of space was $77.46 per square foot at the end of 2013. Class A rents for direct space on a weighted average basis were $82.35 per square foot.

No office projects were under construction in this submarket at year-end 2013. RCG expects that a lack of land for development and high construction costs should keep the level of new supply low through the foreseeable future.

The following chart shows Class A office property rental rates and occupancy rates for the Sixth Avenue/Rockefeller Center submarket as compared to the overall midtown Manhattan market over the previous 15 years.

1301 Avenue of the Americas

Our predecessor acquired its interest in 1301 Avenue of the Americas in 2008. The 45-story, 1,770,510 rentable square foot property was built in 1963. In 1989, the property underwent a complete rehabilitation, renovation and modernization designed by Skidmore, Owings & Merrill LLP, including the outdoor plaza which was renovated with reflecting pools, seating and new sidewalks. Sitting on Avenue of the Americas, or “Corporate Row” as it is sometimes called, this Class A building is a highly recognizable property. The large outdoor plaza features landscaping, seating, reflecting pools and three large sculptures by artist Jim Dine. Approximately 31,000 square feet of retail space is located on the ground and concourse levels, including a restaurant and a men’s clothing retailer. The 52,000 square foot concourse level provides a connection to the Rockefeller Center concourse, which is a below-ground connection between the area buildings, stretching from 47th Street to 53rd Street and from Fifth Avenue to Seventh Avenue. Access to the concourse shops, restaurants, health clubs, Sixth Avenue subway line and Rockefeller Center ice-skating rink is therefore weather protected. Significantly setback from Sixth Avenue, the property has views of Central Park and other Manhattan landmarks. The property is located between 52nd Street and 53rd Street, occupying the entire westerly block front of Sixth Avenue. Eight subway lines are located within walking distance of the property. Covered access to four subway lines is available via the concourse-level connection to Rockefeller Center. Aside from Rockefeller Center, numerous other New York sights and institutions are located near the property, including Central Park, Radio City Music Hall, the Museum of Modern Art and many other museums, luxury hotels and retail stores. Moreover, Ocean Prime, a seafood, steak and cocktail restaurant backed by Cameron Mitchell, is expected to open its first New York City location and its twelfth location nationwide in the ground and mezzanine levels of this building in the Spring of 2015. This award-winning supper club signed an approximately 16-year, 7,378 rentable square foot lease with us in 2014, with rent starting at $155.87 per square foot and escalating to $220.02 per square foot by expiration.

The property was awarded the 2012 BOMA/NY Pinnacle Award for Operating Office Building (over 1 million square feet category), and received a LEED certification in 2013. Additionally, the property was a recipient of the Energy Star Award in 2009.

1301 Avenue of the Americas Primary Tenants

The following table summarizes information regarding the primary tenants of 1301 Avenue of the Americas as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)		Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Barclays Capital Inc.	Financial Services	12/31/2020	3x5 years	497,418	28.1%	$27,372,278		27.9%	$ 55.03
Crédit Agricole Corporate & Investment Bank	Financial Services	2/28/2023	2x5 years	313,879	17.7	25,065,572		25.5	79.86
Dresdner Kleinwort Group Holdings, LLC.	Financial Services	5/31/2016	—	287,535	16.2	20,974,325		21.4	72.95
Chadbourne & Parke LLP	Legal Services	9/30/2034	2x5 years	203,102	11.5	15,836,327	(3)	16.1	77.97
Wilson Sonsini Goodrich & Rosati	Legal Services	8/31/2023	1x5 years	48,980	2.8	4,604,120		4.7	94.00
Oaktree Capital Management, LLC	Financial Services	11/30/2016	1x5 years	29,600	1.7	2,039,089		2.1	68.89
Destination XL Group, Inc.	Retail	1/31/2017	—	18,349	1.0	1,564,893		1.6	85.28
West 53rd Gourmet, Inc.	Restaurant	2/8/2016	—	3,500	0.2	197,287		0.2	56.37
Starbucks Corporation	Restaurant	10/24/2022	1x5 years	1,659	0.1	367,250		0.4	221.37
Zayo Bandwidth Ftgx	Telecom	4/15/2014	2x5 years	1,449	0.1	29,674		0.0	20.48

Total / Weighted Average.				1,405,471	79.4%	$98,050,815		99.8%	$ 69.76

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $11.9 million.

(3)	Rent commences on October 1, 2014.

1301 Avenue of the Americas Lease Expirations

The following table sets forth the lease expirations for leases in place at 1301 Avenue of the Americas as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	361,103	20.4%	$—	—	$—	$—	$—
2014	7	1,949	0.1	192,740	0.2%	98.89	193,220	99.14
2015	1	495	—	52,451	0.1	105.96	54,029	109.15
2016	3	320,135	18.1	23,179,512	23.6	72.41	23,295,205	72.77
2017	1	18,349	1.0	1,564,893	1.6	85.28	1,564,892	85.28
2018	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—
2020	1	497,418	28.1	27,372,278	27.9	55.03	29,866,418	60.04
2021	—	—	—	—	—	—	—	—
2022	1	1,659	0.1	367,250	0.4	221.37	403,983	243.51
2023	2	362,859	20.5	29,669,692	30.2	81.77	32,131,433	88.55
Thereafter	1	203,102	11.5	15,836,327	16.1	77.97	15,836,327	77.97
Signed leases not commenced	—	—	—	—	—	—	—	—
Building
Management Use	—	7,443	0.4	—	—	—	—	—
REBNY Adjustment	—	(4,002)	(0.2)	—	—	—	—	—

Total	17	1,770,510	100%	$98,235,143	100.0%	$69.87	$103,345,507	$73.50

1301 Avenue of the Americas Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)	Net Effective Annual Rent Per Leased Square Foot (3)
December 31, 2013	79.6%	$69.87	$62.55
December 31, 2012	83.9	64.38	66.69
December 31, 2011	96.7	60.42	71.07
December 31, 2010	100.0	52.82	70.32
December 31, 2009	100.0	52.29	70.42

(1)	Based on leases signed as of the dates indicated above and calculated as total rentable square feet less available square feet divided by total rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

(3)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

1301 Avenue of the Americas and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 40 years. The current real estate tax rate for 1301 Avenue of the Americas is $10.32 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2013 were $31.0 million.

1301 Avenue of the Americas Joint Ventures

Upon completion of this offering and the formation transactions, we will have a 75.5% interest in the joint venture that indirectly owns 1301 Avenue of the Americas, as well as a profits interest in the partnership through which our joint venture partner holds its interest in the property. We will serve as the general partner of the joint venture in charge of its day-to-day operations with the overall authority to make decisions regarding the joint venture. Our joint venture partner will have approval rights in connection with certain major decisions, including, but not limited to, selling or transferring interests in the property or the joint venture interests and incurring additional debt or modifying the terms of existing debt. Under certain circumstances, if we desire to consummate a transfer of our interests to an unaffiliated third party that is not expressly permitted pursuant to the terms of the joint venture agreement, our joint venture partner will have the right to elect to purchase our interests subject to certain conditions. Under certain circumstances, we may force a sale of the property or all of the direct interests in the joint venture (including those held by our joint venture partner) by sending our joint venture partner notice designating a cash sales price and other material terms and conditions upon which we desire to cause a sale of the property, at which time our joint venture partner may direct us to either sell the property or such partnership interests to an unaffiliated third party (in which case we may sell at a price not less than 95% of the price set forth in the sale notice) or elect to purchase the interests of our joint venture partner for cash at a price equal to the amount our joint venture partner would have received if the property (or all of the partnership interests in the joint venture) had been sold for the sales price set forth in the sales notice (and the joint venture paid any applicable financing breakage costs, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners). After the earlier of (i) January 1, 2021, or (ii) the later of January 1, 2017 or the date upon which one-third of the total leased square footage at the property has terminated or expired other than in accordance with the rent roll, our joint venture partner may initiate a forced sale of the property on these same terms, including our right to acquire the interest of our joint venture partner rather than allow our joint venture partner to proceed with the sale of the property.

The partnership has a “class B” limited partner that is entitled to receive 5.0% of distributions of cash flows after an 11.0% internal rate of return has been achieved by our joint venture. The class B limited partner will have an approval right in connection with any action that would decrease, or result in the decrease of, its percentage share of distributions of cash flow or otherwise diminish its rights under the partnership agreement. If the class B limited partner has received distributions of cash flow pursuant to the agreement, the joint venture must give the class B limited partner prior notice of any capital transaction that would result in the class B limited partner receiving distributions, and the class B limited partner will then have the right to cause our joint venture to purchase all of the class B limited partner’s right, title, and interest in the partnership for a price determined based upon 95.0% of the appraised market value of 1301 Avenue of the Americas.

31 West 52nd Street

Our predecessor acquired 31 West 52nd Street in December 2007. The 30-story building was developed in 1987 and includes two basement levels and retail space and contains approximately 786,647 rentable square feet. Our predecessor acquired the building in December 2007. There is a large public plaza connecting 52nd Street and 53rd Street featuring the large granite “Lapstrake” sculpture by artist Jesús Moroles and a 120-space parking garage. The property is located mid-block between Fifth Avenue and Sixth Avenue, with frontage on both 52nd Street and 53rd Street and has views of Central Park, Rockefeller Center and other Manhattan landmarks. Five subway lines are located within three blocks of the property. Rockefeller Center, Radio City Music Hall and Central Park are within walking distance, as are numerous luxury hotels, museums and retail stores.

31 West 52nd Street was awarded the prestigious 2014 BOMA/NY Pinnacle Award for Operating Office Building (500,000 square feet—1 million square feet category). Additionally, the building received a LEED Silver certification in the same year. The property won Energy Star Awards in 2012 and 2013.

31 West 52nd Street Primary Tenants

The following table summarizes information regarding the primary tenants of 31 West 52nd Street as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Clifford Chance US LLP	Legal Services	6/1/2024	1x5 or 10 years, 1x5 years	328,992	41.8%	$21,026,752	40.6%	$63.91

Toronto-Dominion Bank	Financial Services	4/30/2021	2x5 years	157,875	20.1	11,070,344	21.4	70.12

Financial Security Assurance	Financial Services	3/31/2026	1x10 years	110,338	14.0	7,061,632	13.6	64.00

Morgan Stanley & Co. LLC	Financial Services	6/30/2017	1x5 years	52,056	6.6	3,019,248	5.8	58.00

Centerview Partners LLC	Financial Services	3/23/2020	1x5 years	45,089	5.7	3,838,377	7.4	85.13

Stone Harbor Investment Partners (3)	Financial Services	6/30/2029	—	25,333	3.2	1,684,644	3.3	66.50

Fogo de Chão 53rd Street New York LLC	Restaurant	2/14/2034	2x5 years	18,067	2.3	1,550,000	3.0	85.79

Total / Weighted Average				737,750	93.8%	$49,250,998	95.1%	$66.76

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $0.5 million.

(3)	Tenant possesses a termination option which may not be executed prior to 4/30/2025.

31 West 52nd Street Lease Expirations

The following table sets forth the lease expirations for leases in place at 31 West 52nd Street as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	—	—	$—	—	$—	$—	$—
2014	3	36,274	4.6%	3,270,368	6.3%	90.16	3,328,544	91.76
2015	—	—	—	—	—	—	—	—
2016	1	—	—	387,023	0.7	—	387,023	—
2017	1	52,056	6.6	3,019,248	5.8	58.00	3,019,248	58.00
2018	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—
2020	1	45,089	5.7	3,838,377	7.4	85.13	4,328,544	96.00
2021	2	132,041	16.8	8,986,876	17.3	68.06	9,783,571	74.09
2022	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—
Thereafter	6	490,006	62.3	32,298,029	62.4	65.91	38,148,490	77.85
Signed leases not commenced	—	—	—	—	—	—	—	—
Building Management Use	—	1,391	0.2	—	—	—	—	—
REBNY Adjustment		29,790	3.8	—	—	—	—	—

Total.	14	786,647	100.0%	$51,799,920	100.0%	$68.57	$58,995,421	$78.09

31 West 52nd Street Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	100.0%	$68.57
December 31, 2012	100.0	64.31
December 31, 2011	97.6	65.19
December 31, 2010	97.6	63.42
December 31, 2009	100.0	68.61

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

31 West 52nd Street Joint Venture

Upon completion of this offering and the formation transactions, we will have an aggregate 62.3% interest in 31 West 52nd Street. We will serve as general partner of the joint venture in charge of its day-to-day operations with the overall authority to manage and conduct operations and affairs of the joint venture and its subsidiaries and to make decisions regarding the joint venture and its subsidiaries. Our joint venture partner will have approval rights over certain major decisions, including, but not limited to, transferring interests in the property, entering into certain leases and renewing, modifying or refinancing any loan secured by the property. Under certain circumstances, in the event we desire to transfer, sell or assign any portion of our interest in the joint venture to a third party, our joint venture partner shall have the right to approve the transfer, sale or assignment, or to elect to purchase our interests, subject to certain conditions. At any time after December 14, 2014, our joint venture partner shall have the right to cause a sale of the property by delivering a written notice to us designating the sales price and other material terms and conditions upon which our joint venture partner desires to cause a sale of the property. Upon receipt of the sale notice from the joint venture partner, we will have the right to either attempt to sell the property to a third party for not less than 95% of the sales price set forth in the sales notice, or elect to purchase the interests of the joint venture partner for cash at a price equal to the amount the joint venture partner would have received if the property had been sold for the sales price set forth in the sales notice (and the joint venture paid any applicable financing breakage costs and transfer taxes, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners). We have the same right after December 14, 2014 to initiate a sale of the property on the same terms (including our joint venture partner’s right to purchase our interests rather than allow us to proceed with a sale of the property). The partnership agreement also contains a “buy-sell” provision, under which at any time after December 14, 2014, we or the joint venture partner may deliver a notice designating the amount that we or the joint venture partner determines to be the market value of the property. The party receiving a buy-sell notice will have the right to either purchase the entire partnership interest of the partner delivering the buy-sell notice, or to sell its entire partnership interest to the partner delivering the buy-sell notice, in each case for cash at a price equal to the amount the selling partner would have received if the property had been sold for the amount listed in the notice (and the joint venture paid any applicable financing breakage costs and transfer taxes, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners).

A second joint venture partner has a 1.883% limited partnership interest in our 31 West 52nd Street joint venture. The limited joint venture partner does not have approval rights over our operation of the property. Under certain circumstances, if we desire to transfer our interests in the joint venture to an unaffiliated third party, then we will have the right to require the limited joint venture partner to transfer its interests to the third party in the same transaction. If we do not exercise our drag-along rights, then the limited joint venture partner will have the right to transfer its interest to the unaffiliated third party in connection with such transaction.

1325 Avenue of the Americas

Our predecessor acquired 1325 Avenue of the Americas in 1999. The 34-story, 819,503 square foot building designed by Kohn Pedersen Fox Associates was built in 1989 and is comprised of premier office space, ground floor retail and a private theater. The property, adjacent to the New York Hilton Hotel on Avenue of the Americas, is located between 53rd Street and 54th Street and has direct lobby access from both streets. With a prestigious “Avenue of the Americas” address, the property is located in one of the most dynamic office corridors in Manhattan. In the heart of midtown, the property has superb access to a number of nearby attractions, amenities and forms of transportation, including Rockefeller Center, Central Park, Radio City Music Hall, the Museum of Modern Art and many other museums, luxury hotels and retail stores. The property is located within walking distance of eight subway lines, including four subway lines accessible through covered walkways under Rockefeller Center.

1325 Avenue of the Americas was the recipient of the 2013 BOMA/NY Pinnacle Award for Operating Office Building (500,000 - 1 million square feet category). 1325 Avenue of the Americas received a LEED Silver certification in 2012 and has won Energy Star Awards every year since 2011.

1325 Avenue of the Americas Primary Tenants

The following table summarizes information regarding the primary tenants of 1325 Avenue of the Americas as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet		Percent of Property Square Feet	Annualized Rent (2)		Percent of Property Annualized Rent	Annualized Rent Per Square Foot
ING Financial Holdings Corporation	Financial
	Services	12/31/2016	1x5 years	168,917		20.6%	$9,889,560		26.3%	$58.55
Warner Bros. Entertainment Inc. (3)	Media	6/30/2019		94,213		11.5	4,661,038		12.4	49.47
Hilton Worldwide Holdings Inc. (4)	Travel & Leisure	12/31/2022	1x3 years	73,620	(3)	9.0	3,681,000		9.8	50.00
William Morris Endeavor Entertainment, LLC
	Entertainment	6/30/2015		49,995		6.1	2,318,050		6.2	46.37
RGN-New York VIII, LLC	Executive Office Suite	8/31/2015		46,845		5.7	2,576,475		6.8	55.00
Nikkei America, Inc.	Media	4/30/2017	1x5 years	35,737		4.4	2,858,960		7.6	80.00
Merrill Communications LLC	Business
	Services	10/31/2024	1x5 years	25,059		3.1	1,562,555	(5)	4.1	62.36
Ingalls & Snyder LLC	Financial Services	9/22/2024	1x5 years	24,884		3.0	1,293,968	(6)	3.4	52.00
	Non-commercial Research
Gartner, Inc	Organization	10/22/2024	1x5 years	24,844		3.0	1,291,888	(7)	3.4	52.00
Burnham Asset Management Corporation	Financial Services	4/30/2015	—	24,510		3.0	1,593,150		4.2	65.00

Total / Weighted Average				568,624		69.4%	$31,726,644		84.2%	$55.80

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $3.2 million.

(3)	Tenant possesses a termination option for 22,096 square feet which may not be executed prior to 6/30/2016.

(4)	Does not include 16,637 square feet leased by Hilton on the cellar level and ground floor and for a mechanical room and roof ceiling tower.

(5)	Rent commences on November 1, 2014.

(6)	Rent commences on September 23, 2014.

(7)	Rent commences on October 23, 2014.

1325 Avenue of the Americas Lease Expirations

The following table sets forth the lease expirations for leases in place at 1325 Avenue of the Americas as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	136,950	16.7%	$ —	$—	$—	$—	$—
2014	2	10,042	1.2	654,090	1.7%	65.14	654,089	65.14
2015	5	125,978	15.4	6,781,127	18.0	53.83	6,903,677	54.80
2016	4	201,658	24.6	12,757,462	33.9	63.26	12,842,084	63.68
2017	1	35,737	4.4	2,858,960	7.6	80.00	2,858,960	80.00
2018	3	22,573	2.8	1,207,280	3.2	53.48	1,572,520	69.66
2019	1	94,213	11.5	4,661,038	12.4	49.47	6,995,419	74.25
2020	1	10,014	1.2	700,000	1.9	69.90	809,986	80.89
2021	—	—	—	—	—	—	—	—
2022	1	73,620	9.0	3,681,000	9.8	50.00	4,049,100	55.00
2023	1	3,506	0.4	217,372	0.6	62.00	238,408	68.00
Thereafter	3	74,787	9.1	4,148,411	11.0	55.47	4,514,061	60.36
Signed leases not commenced	—	—	—	—	—	—	—	—
Building Management Use	—	2,462	0.3	—	—	—	—	—
REBNY Adjustment	—	27,963	3.4	—	—	—	—	—

Total	22	819,503	100.0%	$37,666,739	100.0%	$57.76	$41,438,304	$63.54

1325 Avenue of the Americas Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	83.3%	$57.76
December 31, 2012	76.3	57.44
December 31, 2011	75.5	61.99
December 31, 2010	92.1	59.64
December 31, 2009	99.9	58.05

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

1325 Avenue of the Americas Joint Venture

Upon completion of this offering and the formation transactions, we will have a 50.0% interest in the joint venture that owns 1325 Avenue of the Americas. We will serve as the managing general partner of the joint venture in charge of its day-to-day operations with the overall authority to manage and conduct operations and affairs of the joint venture and to make decisions regarding the joint venture. Our co-general partner has an approval right in connection with certain major decisions, including, but not limited to, incurring additional debt or modifying the terms of existing debt, approving or authorizing actions requiring the consent of the joint venture under the property management agreement between us and the joint venture and approving budgets. In the event we desire to transfer, sell or assign any portion of our interest in the joint venture to a third party, our co-general partner shall have the right to elect to purchase our interests subject to certain conditions. At any time, our co-general partner shall have the right to cause a sale of the property by delivering to us a written notice and designating the sales price and other material terms and conditions upon which the co-general partner desires to cause a sale of the property. Upon receipt of such sales notice, we will have the right either to attempt to sell the property to a third party for not less than 95.0% of the sales price or elect to purchase the interests of our co-general partner and its affiliated limited partners for cash at a price equal to the amount the co-general partner and its affiliated limited partners would have received if the property had been sold for the sales price set forth in the sales notice (and the joint venture paid any applicable financing breakage costs, transfer taxes, brokerage fees and marketing costs, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners). We have the right at any time to cause a sale of the property on these same terms (including our co-general partner’s right to acquire our interests in the joint venture). At any time, if a matter arises which requires the mutual approval of us and our co-general partner and such dispute is not resolved within 90 days, either we or our co-general partner may initiate a “buy-sell” process by delivering a notice to the other general partner designating the amount that we or our co-general partner determines to be the market value of the property. The party receiving a buy-sell notice will have the right to either purchase the entire partnership interests of the general partner delivering the buy-sell notice and of such general partner’s affiliated limited partners, or to sell its entire partnership interest and the interest of its affiliated limited partners to the general partner delivering the buy-sell notice, in each case for cash at a price equal to the amount the selling partners would have received if the property had been sold for the amount listed in the notice (and the joint venture paid any applicable financing breakage costs, transfer taxes, brokerage fees and marketing costs, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners).

East Side Submarket

The East Side submarket is bounded by Lexington Avenue to the west, the East River to the east, 72nd Street to the north, and 47th Street west of Second Avenue and 49th Street east of Second Avenue to the south. The smallest of the Paramount Group submarkets in midtown Manhattan, the East Side contains nearly 19 million square feet of space with 9.2% vacant overall with 7.4% available directly and the remainder through sublease. The submarket has a diverse mix of uses including office, residential and retail with a range of building sizes from high-to-low rise. Well-known buildings in the submarket include the Lipstick Building at 885 Third Avenue and the Citigroup Center at 601 Lexington Avenue at 53rd Street between Lexington Avenue and Third Avenue. Leasing activity for 2013 totaled 1.1 million square feet; net overall absorption dropped by 244,034 square feet last year. Rents in the submarket are significantly lower this far to the east with overall weighted average rents for all classes at $62.55 per square foot at the end of 2013 and Class A rents on the same basis only slightly higher at $63.28 per square foot.

No new projects were under construction in the East Side at year-end 2013 and new supply should remain limited through the near to medium term.

The following chart shows Class A office property rental rates and occupancy rates for the East Side submarket as compared to the overall midtown Manhattan market over the previous 15 years.

900 Third Avenue

Our predecessor acquired a portion of 900 Third Avenue through a private partnership in 1999, a second partial interest in 2007 and the remainder in 2012. The 36-story, approximately 596,230 rentable square foot building was designed by Cesar Pelli and is comprised of premier office space and ground-floor retail space. Built in 1983, 900 Third Avenue occupies the northwest corner of 54th Street and Third Avenue, bordering the Park Avenue submarket. Within six blocks of the property is access to eight subway lines (the 4, 5, 6 , E, M, N, Q and R trains) as well as the Roosevelt Island Tram Station. The property also has close access to the FDR Drive, the Midtown Tunnel and East River bridges.

900 Third Avenue received a LEED Gold certification in 2013 and won Energy Star Awards in 2012 and 2013.

900 Third Avenue Primary Tenants

The following table summarizes information regarding the primary tenants of 900 Third Avenue as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options		Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Permal (PGI) LLC	Financial Services	12/14/2017	1x5 years	(3)	79,567	13.3%	$7,105,939	13.7%	$89.31
Shiseido Americas Corporation	Medicinal Chemicals and Botanical Products	6/30/2020	1x5 years		52,274	8.8	2,398,626	4.6	45.89
Tannenbaum Helpern Syracuse & Hirschtritt LLP	Legal Services	3/31/2018	1x5 years		51,852	8.7	4,388,477	8.5	84.63
Zweig-Dimenna Associates Inc	Financial Services	1/31/2017	—		45,382	7.6	3,085,976	6.0	68.00
Littler Mendelson P.C.	Legal Services	12/31/2018	1x4 years		37,350	6.3	2,701,190	5.2	72.32
Goldman Sachs Execution & Clearing, L.P.	Financial Services	11/18/2014	1x3 years		34,123	5.7	1,501,412	2.9	44.00
Carl Marks & Co., Inc.	Financial Services	5/31/2025	1x5 years		28,399	4.8	1,599,801	3.1	56.33
Thompson & Knight LLP	Legal Services	3/24/2024	—		25,580	4.3	1,436,288	2.8	56.15
CORE Media Group	Entertainment	3/31/2023	1x5 years		18,245	3.1	1,112,945	2.1	61.00
Claren Road Asset Management, LLC	Financial Services	11/27/2015	1x5 years		18,245	3.1	1,769,765	3.4	97.00

Total / Weighted Average					391,017	65.6%	$27,100,419	52.3%	$69.31

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $0.4 million.

(3)	Renewal option applies to floor 28, 6,183 square feet on floor 27 and the basement storage space at 100% of fair market value. The lease extension must be for the entirety of this space.

900 Third Avenue Lease Expirations

The following table sets forth the lease expirations for leases in place at 900 Third Avenue as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	23,139	3.9%	$—	—	$—	$—	$—
2014	6	58,312	9.8	3,480,314	9.5%	59.68	3,480,314	59.68
2015	2	28,452	4.8	2,300,529	6.3	80.86	2,300,529	80.86
2016	2	7,632	1.3	474,144	1.3	62.13	474,144	62.13
2017	3	142,233	23.9	11,401,795	31.2	80.16	11,598,916	81.55
2018	3	94,762	15.9	7,407,377	20.3	78.17	7,506,609	79.22
2019	—	—	—	—	—	—	—	—
2020	1	52,274	8.8	2,398,626	6.6	45.89	2,662,455	50.93
2021	4	47,040	7.9	2,357,434	6.4	50.12	2,538,334	53.96
2022	1	18,245	3.1	1,112,945	3.0	61.00	1,204,170	66.00
2023	2	36,490	6.1	2,244,135	6.1	61.50	2,426,585	66.50
Thereafter	3	60,727	10.2	3,399,961	9.3	55.99	4,418,361	72.76
Signed leases not commenced	2	24,306	4.1	—	—	—	—	—
Building Management Use	—	1,417	0.2	—	—	—	—	—
REBNY Adjustment	—	1,201	0.2	—	—	—	—	—

Total	29	596,230	100.0%	$36,577,260	100.0%	$66.97	$38,610,417	$70.69

900 Third Avenue Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	96.1%	$66.97
December 31, 2012	93.6	59.68
December 31, 2011	91.1	59.53
December 31, 2010	95.1	61.22
December 31, 2009	87.9	64.32

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

Madison/Fifth Avenue Submarket

Madison Avenue is a north-south avenue in the borough of Manhattan whose name has been synonymous with the American advertising industry since the 1920s, but is now home to banks, law firms, hedge funds, private-equity firms and others. The Madison/Fifth Avenue office submarket runs from 47th Street to 72nd Street and includes 57th Street, a major east-west thoroughfare that is home to upscale retailers, galleries, restaurants and office users. It contains some of the highest rent buildings in midtown Manhattan with reported asking rental rates of up to $215 per square foot according to RCG, making it the priciest submarket in the United States. Overall asking rents in this submarket on a weighted average basis for all classes of office space were the highest in the City at the end of 2013 at $95.92 per square foot. Weighted average Class A office rents on the same basis were $100.07 per square foot largely driven by this area being the location of choice for hedge funds and private-equity firms. The submarket contains 24.7 million square feet of office space of which a total of 14.4% was vacant at the end of 2013 with 12.6% available directly and the remainder through sublease. Leasing activity for the year totaled 1.8 million square feet; net overall absorption was negative 119,621 square feet.

Only one small project was under construction as of year-end 2013; a 71,100 square foot building at 34 East 51st Street, scheduled for delivery in 2015. High barriers to entry should limit the amount of new supply delivered through the near term and beyond.

The following chart shows Class A office property rental rates and occupancy rates for the Madison/Fifth Avenue submarket as compared to the overall midtown Manhattan market over the previous 15 years.

712 Fifth Avenue

Our predecessor’s interest in 712 Fifth Avenue was purchased in 1998. The 543,341 rentable square foot building, which includes 85,917 square feet of prime retail space, was designed by Kohn Pederson Fox Associates and constructed in 1991. 712 Fifth Avenue combines historic elements in its street-level townhouse façade with modern design in its 52-story limestone and granite office tower. The property is located on the southwest corner of 56th Street and Fifth Avenue, one block south of the one of the world’s most exclusive commercial intersections (57th Street and Fifth Avenue). Rockefeller Center and Central Park are within walking distance as are numerous luxury hotels, museums and retail stores. Specialty retailer Henri Bendel occupies the four levels of retail space, the interior of which is designed around a four-story central skylight atrium with a large round, glass domed ceiling that showcases an original René Lalique masterpiece of 276 etched glass panes. Additionally, the 17-foot floor-to-ceiling height on each retail floor creates a unique setting for presenting exclusive, upscale merchandise. With the building’s 50-foot setback from Fifth Avenue, its rear corner-loaded core and its 52-story height, the office floors enjoy excellent views, including of Central Park.

712 Fifth Avenue was awarded the prestigious 2012 BOMA/NY Pinnacle Award for Operating Office Building (500,000 square foot—1 million square foot category). Additionally, the building received a LEED Silver certification in 2013 and won Energy Star Awards in 2012 and 2013.

712 Fifth Avenue Primary Tenants

The following table summarizes information regarding the primary tenants of 712 Fifth Avenue as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Henri Bendel, Inc.	Retail	2/29/2016	3x5 years	85,917	15.8%	$6,500,000	13.8%	$75.65
Riverstone Equity Partners, LP	Financial Services	8/21/2023	1x5 years	29,305	5.4	3,029,610	6.4	103.38
Peterson Management, LLC	Real Estate	3/6/2018	1x5 years	19,699	3.6	3,545,820	7.5	180.00
CVC Capital Partners Advisory	Financial Services	9/30/2025	1x5 years	19,501	3.6	2,340,120	5.0	120.00
Aberdeen Asset Management Inc (3).	Financial Services	4/30/2024	1x5 years	18,248	3.4	2,417,860	5.1	132.50
Loeb Enterprises II LLC	Marketing	11/30/2018		12,930	2.4	989,145	2.1	76.50
Resource America, Inc.	Financial Services	7/31/2020	1x5 years	12,930	2.4	905,510	1.9	70.03
Merchants’ Gate Capital LP	Financial Services	1/3/2018	1x5 years	12,884	2.4	1,342,120	2.9	104.17
Southern Star Shipping Co. Inc (4)	Freight and Cargo Transportation	4/30/2018	—	12,836	2.4	1,283,600	2.7	100.00
Wells Fargo Prime Services, LLC	Financial Services	8/28/2016	—	10,480	1.9	633,796	1.3	60.48

Total / Weighted Average				234,730	43.2%	$22,987,581	48.9%	$97.93

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $1.2 million.

(3)	Tenant possesses a termination option for 3,023 rentable square feet on the 32nd floor, which may not be executed prior to 7/31/2022.

(4)	Tenant possesses a termination option which may not be executed prior to 12/31/2014.

712 Fifth Avenue Lease Expirations

The following table sets forth the lease expirations for leases in place at 712 Fifth Avenue as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	35,881	6.6%	$—	—	$—	$—	$—
2014	4	19,852	3.7	1,354,983	2.9%	68.25	1,463,063	73.70
2015	4	25,946	4.8	2,251,358	4.8	86.77	2,251,358	86.77
2016	8	133,386	24.5	9,961,867	21.2	74.68	10,116,930	75.85
2017	4	26,067	4.8	2,928,735	6.2	112.35	3,303,563	126.73
2018	13	106,517	19.6	12,236,298	26.0	114.88	12,333,538	115.79
2019	2	8,619	1.6	765,340	1.6	88.80	777,784	90.24
2020	7	51,076	9.4	4,592,694	9.8	89.92	4,943,682	96.79
2021	1	9,535	1.8	753,689	1.6	79.04	807,862	84.73
2022	3	19,510	3.6	1,954,303	4.2	100.17	2,067,297	105.96
2023	4	52,167	9.6	5,438,160	11.6	104.25	5,715,054	109.55
Thereafter	2	37,749	6.9	4,757,980	10.1	126.04	5,122,587	135.70
Signed leases not commenced	3	13,997	2.6	—	—	—	—	—
Building Management Use	—	2,780	0.5	—	—	—	—	—
REBNY Adjustment	—	259	0.0	—	—	—	—	—

Total	55	543,341	100.0%	$46,995,407	100.0%	$95.83	$48,902,717	$99.72

712 Fifth Avenue Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	93.4%	$95.83
December 31, 2012	86.2	85.21
December 31, 2011	77.8	92.56
December 31, 2010	90.4	89.45
December 31, 2009	94.9	91.89

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

712 Fifth Avenue Joint Venture

Upon completion of this offering and the formation transactions, we will have a 50.0% interest in the joint venture that owns 712 Fifth Avenue. We will serve as the managing general partner of the joint venture in charge of its day-to-day operations with the overall authority to manage and conduct operations and affairs of the joint venture and to make decisions regarding the joint venture. Our co-general partner has an approval right in connection with certain major decisions, including, but not limited to, incurring additional debt or modifying the terms of existing debt, approving or authorizing actions requiring the consent of the joint venture under the property management agreement between us and the joint venture, and budget approvals. In the event we desire to transfer, sell or assign any portion of our interest in the joint venture to a third party, our co-general partner shall have the right to elect to purchase our interests subject to certain conditions. At any time, our co-general partner shall have the right to cause a sale of the property by delivering us a written notice and designating the sales price and other material terms and conditions upon which the co-general partner desires to cause a sale of the property. Upon receipt of such sales notice, we will have the right to either attempt to sell the property to a third party for not less than 95.0% of the sales price or elect to purchase the interests of our co-general partner and its affiliated limited partners for cash at a price equal to the amount the co-general partner and its affiliated limited partners would have received if the property had been sold for the sales price set forth in the sales notice (and the joint venture paid any applicable financing breakage costs, transfer taxes, brokerage fees and marketing costs, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners). We have the right at any time to cause a sale of the property on these same terms (including our co-general partner’s right to acquire our interests in the joint venture rather than allow us to proceed with the sale of the property). At any time, if a matter arises which requires the mutual approval of us and our co-general partner and such dispute is not resolved within 90 days, either we or our co-general partner may initiate a “buy-sell” process by delivering a notice to the other general partner designating the amount that we or the co-general partner determines to be the market value of the property. The party receiving a buy-sell notice will have the right either to purchase the entire partnership interests of the general partner delivering the buy-sell notice and of such general partner’s affiliated limited partners, or to sell its entire partnership interest and the interest of its affiliated limited partners to the general partner delivering the buy-sell notice, in each case for cash at a price equal to the amount the selling partners would have received if the property had been sold for the amount listed in the notice (and the joint venture had paid any applicable financing breakage costs, transfer taxes, brokerage fees and marketing costs, had prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners).

The limited partnership agreements that govern our interests in 712 Fifth Avenue and 718 Fifth Avenue permit transfers of direct and indirect interests by the Paramount partners to affiliates, but require as a condition to such transfers that the persons and entities that own the Paramount partners’ interests in the 712 Fifth Avenue partnership remain owned by the same persons and entities that own the Paramount partners in the 718 Fifth Avenue partnership. In addition, if either we or our co-general partner initiates a buy-sell or forced sale procedure pursuant to either limited partnership agreement, such procedure must be so initiated and completed with respect to both limited partnerships and both properties.

718 Fifth Avenue

Our predecessor purchased its interest in 718 Fifth Avenue in 2008. The property contains 19,050 square feet of retail space spread over five retail floors and was built in 1872 and later remodeled in 1959 by Jacques Régnault, creating its current 18th-century French-style façade. The property is located on the southwest corner of 56th Street and Fifth Avenue, one block south of the one of the world’s most exclusive commercial intersections (57th Street and Fifth Avenue). Rockefeller Center and Central Park are within walking distance, as are numerous luxury hotels, museums and retail stores, including the Plaza Hotel, the Museum of Modern Art, FAO Schwarz, Bergdorf Goodman and Saks Fifth Avenue. The property serves as the flagship store of Harry Winston, a high-end American luxury jeweler and producer of Swiss timepieces owned by The Swatch Group.

718 Fifth Avenue Primary Tenants

The following table summarizes information regarding the primary tenants of 718 Fifth Avenue as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (1)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Harry Winston, Inc.	Jewelry	12/17/2025	—	19,050	100.0%	$8,341,400	100.0%	$437.87

Total / Weighted Average				19,050	100.0%	$8,341,400	100.0%	$437.87

(1)	Based on an annualization of December 2013 base rent.

718 Fifth Avenue Lease Expirations

As of December 31, 2013, 718 Fifth Avenue had one lease with Harry Winston for 100.0% of the square feet which expires in 2025. The annualized rent at expiration for the lease is $11.5 million and the expiring rent per square foot is $605.43.

718 Fifth Avenue Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	100.0%	$437.87
December 31, 2012	100.0	424.64
December 31, 2011	100.0	412.27
December 31, 2010	100.0	198.91
December 31, 2009	100.0	198.91

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

718 Fifth Avenue Joint Venture

Upon completion of this offering and the formation transactions, we will have a 25.0% tenancy-in-common interest in 718 Fifth Avenue (based on our 50.0% interest in a joint venture that owns a 50.0% interest in the property). We will serve as the managing general partner of the joint venture in charge of the property’s day-to-day operations with the overall authority to make decisions regarding the joint venture. Our co-general partner has an approval right in connection with certain major decisions, including, but not limited to, selling the property, incurring additional debt or modifying the terms of existing debt, authorizing or approving actions requiring consent of the joint venture under the property management agreement between us and the joint venture, and budget approvals. In the event we desire to transfer, sell or assign any portion of our interest in the joint venture to a third party, our co-general partner shall have the right to elect to purchase our interests subject to certain conditions. At any time, our co-general partner shall have the right to cause a sale of the property by delivering us a written notice and designating the sales price and other material terms and conditions upon which the co-general partner desires to cause a sale of the property. Upon receipt of such sales notice, we will have the right to either attempt to sell the property to a third party for not less than 95.0% of the sales price or elect to purchase the interests of our co-general partner and its affiliated limited partners for cash at a price equal to the amount the co-general partner and its affiliated limited partners would have received if the property had been sold for the sales price set forth in the sales notice (and the joint venture paid any applicable financing breakage costs, transfer taxes, brokerage fees and marketing costs, prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners). We have the right at any time to cause a sale of the property on these same terms (including our co-general partner’s right to acquire our interests in the joint venture rather than allow us to proceed with the sale of the property). At any time, if a matter arises which requires the mutual approval of us and our co-general partner and such dispute is not resolved within 90 days, either we or our co-general partner may initiate a “buy-sell” process by delivering a notice to the other general partner designating the amount that we or the co-general partner determines the market value of the property to be. The party receiving a buy-sell notice will have the right either to purchase the entire partnership interests of the general partner delivering the buy-sell notice and of such general partner’s affiliated limited partners, or to sell its entire partnership interest and the interest of its affiliated limited partners to the general partner delivering the buy-sell notice, in each case for cash at a price equal to the amount the selling partners would have received if the property had been sold for the amount listed in the notice (and the joint venture had paid any applicable financing breakage costs, transfer taxes, brokerage fees and marketing costs, had prepaid all liquidated liabilities of the joint venture and distributed the balance to the partners).

The limited partnership agreements that govern our interests in 712 Fifth Avenue and 718 Fifth Avenue permit transfers of direct and indirect interests by the Paramount partners to affiliates, but require as a condition to such transfers that the persons and entities that own the Paramount partners’ interests in the 712 Fifth Avenue partnership remain owned by the same persons and entities that own the Paramount partners in the 718 Fifth Avenue partnership. In addition, if either we or our co-general partner initiates a buy-sell or forced sale procedure pursuant to either limited partnership agreement, such procedure must be so initiated and completed with respect to both limited partnerships and both properties.

Under the terms of the Co-Tenancy Agreement between the joint venture and its 50.0% co-tenant-in-common with respect to 718 Fifth Avenue, all decisions relating to the property require approval of the joint venture and its co-tenant in common, with certain disputes to be resolved by arbitration. If at any time we and our co-general partner determine that we wish to sell the joint venture’s tenancy-in-common interest in the property to a party other than a family affiliate, the joint venture is required to obtain the consent of, and allow a right of first refusal to, the other tenant-in-common.

Washington, D.C.

Our Washington, D.C. area properties are located in what we believe are the most desirable submarkets of the Washington, D.C. and Northern Virginia markets: the CBD and East End submarkets in Washington, D.C. and the Rosslyn submarket in Northern Virginia. We focus only on the premier office submarkets in Washington, D.C. and Northern Virginia. These submarkets consistently command premium rents and higher occupancies compared to other submarkets in the Washington, D.C. and Northern Virginia markets.

The following map shows the relative locations of the CBD, East End and Rosslyn submarkets in Washington, D.C.

CBD Submarket

The CBD submarket consists of the area west of 15th Street, NW, east of 22nd Street, NW, south of R Street, NW, and north of Constitution Avenue, and west of 17th Street and the White House. Widely considered to be the premiere office market in the District of Columbia, it is home to top law firms, lobbyists, associations, unions, non-profits, consulting groups, financial institutions and banks. Compared with other parts of the District of Columbia, the CBD has fewer government agencies and was therefore little impacted by sequestration. In fact, the government offices in the submarket are growing since they are related to the regulation of financial markets and therefore need to be in close proximity to regulatory decision-makers. While the CBD submarket is well-developed with little vacant land, new zoning is encouraging mixed-use development, including street-level retail. Older buildings are prime candidates for residential conversion. These trends should increase the movement of the CBD toward a 24/7 environment. As a result, the submarket has the potential to become even more dynamic in the coming years. The CBD is well-served by mass transportation and a number of residential neighborhoods are within walking distance. Georgetown and George Washington Universities are nearby. The CBD submarket contained almost 33.5 million square feet of office space at year-end 2013. During the same period, the overall vacancy rate was 14.1%, with a direct vacancy rate of 12.5% and the remainder through sublease. Leasing activity for the year totaled nearly 1.5 million square feet. Rents are second only to the East End, with a weighted average overall asking rent of $50.14 per square foot and Class A asking rent of $61.16 at year-end 2013. In 2013, the CBD submarket recorded the highest leasing activity among District of Columbia submarkets with 1.5 million square feet, not including renewals. This total represents about 45% of all space leased in the District of Columbia office market during 2013.

Only one project was under construction in the CBD as of year-end 2013. 1200 17th Street, NW is scheduled to come online in mid-2014, bringing 168,000 square feet to market. The law firm Pillsbury Winthrop Shaw Pittman LLP will occupy 105,000 square feet upon completion.

The following chart shows Class A office property rental rates and occupancy rates for the Washington, D.C. CBD submarket as compared to the overall District of Columbia market over the previous 13 years.

1899 Pennsylvania Avenue

Our predecessor acquired 1899 Pennsylvania Avenue, a Class A quality office building, in 2010. The 11-story building measures 192,481 rentable square feet, with approximately 17,800 square foot floor plates, and was built in 1915. The property is located on the southwest corner of Pennsylvania Avenue, NW and 19th Street and within walking distance of the White House and three Metrorail lines. This property is in close proximity to many noteworthy business and arts institutions including the World Bank, the Treasury Department, the International Monetary Fund and the Corcoran Gallery of Art. The superior location features several premium restaurants within three blocks as well as the high-end retail collection at 2000 Pennsylvania Avenue, NW. The property features a Leo A. Daly design with a floor-to-ceiling glass façade, views of the White House, a rooftop terrace, on-site parking and an on-site fitness center. There is a single-level, below-grade parking garage containing 54 lined valet spaces (in addition to 10 above-grade spaces).

The building received a LEED Silver certification in 2012 and has an Energy Star Award every year since 2010.

1899 Pennsylvania Avenue Primary Tenants

The following table summarizes information regarding the primary tenants of 1899 Pennsylvania Avenue as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Wilmer Cutler
Pickering Hale and Dorr LLP (3)	Legal Services	7/31/2023	1x5 years, 1x4.25 years	133,878	69.6%	$6,794,214	57.8%	$50.75
Analysis Group, Inc.	Commercial Economic, Sociological, and Educational Research	3/31/2014	1x5 years	16,972	8.8	658,683	5.6%	38.81

Total /Weighted Average.				150,850	78.4%	$7,452,897	63.4%	$49.41

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent on a gross basis.

(3)	Tenant possesses a termination option that may not be exercised before 8/1/2018. Termination option requires 24 months notice.

1899 Pennsylvania Avenue Lease Expirations

The following table sets forth the lease expirations for leases in place at 1899 Pennsylvania Avenue as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent(1)	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	36,566	19.0%	$—	—	$ —	$—	$ —
2014	1	16,972	8.8%	658,683	5.6%	38.81	658,683	38.81
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—
2023	1	133,878	69.6	6,794,214	57.8	50.74	8,106,636	60.55
Thereafter(2)	—	—	—	4,300,004	36.6	—	—	—
Signed leases not commenced	—	—	—	—	—	—	—	—
Building Management Use	—	—	—	—	—	—	—	—
BOMA Adjustment		5,065	2.6	—	—	—	—	—

Total	2	192,481	100.0%	$11,752,902	100.0%	$77.91	$8,765,319	$58.11

(1)	Based on an annualization of December 2013 rent on a gross basis.

(2)	Represents garage income.

1899 Pennsylvania Avenue Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	28.9%	$49.11
December 31, 2012	100.0	47.19
December 31, 2011	100.0	46.17
December 31, 2010	100.0	45.13

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

2099 Pennsylvania Avenue

Our predecessor acquired 2099 Pennsylvania Avenue in an off-market transaction in 2012. The property is a 12-story, 207,453 square foot Class A office building, located on the northeast corner of Pennsylvania Avenue, NW and 21st Street. The property was constructed in 2001, features direct views of the White House and is four blocks from the U.S. Treasury and Executive Office Buildings. It is also in close proximity to the World Bank, the International Monetary Fund and the Corcoran Gallery of Art. The building was designed by the world-renowned architectural firm Pei Cobb Freed & Partners and has a commanding corner presence on Pennsylvania Avenue as well as a rooftop terrace that overlooks the White House. There is a three-level, below-grade parking garage containing 169 spaces, currently leased to Colonial Parking.

The building received the Energy Star Award in 2012.

2099 Pennsylvania Avenue Primary Tenants

As of December 31, 2013, we had entered into one lease which commences in July 2014 with Sheppard, Mullin, Richter & Hampton LLP, an international law firm, for 59,133 rentable square feet and starting annualized rent of $2,854,191.

2099 Pennsylvania Avenue Lease Expirations

The following table sets forth the lease expirations for leases in place at 2099 Pennsylvania Avenue as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	147,506	71.1%	$—	—	$—	$—	$—
2014	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—	—	—
Signed leases not commenced	1	59,133	28.5	—	—	—	—	—
Building Management Use	—	—	—	—	—		—	—
BOMA Adjustment		814	0.4	—	—	—	—	—

Total	1	207,453	100.0%	—	—	$—	$—	$—

2099 Pennsylvania Avenue Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	28.9%	$—
December 31, 2012	74.8	36.48

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

East End Submarket

The East End is to the east of the Central Business District and to the north of the National Mall, bounded by 3rd Street, NW to the east, 15th Street, NW to the west, R Street, NW to the north and Pennsylvania Avenue to the south. It shares a similar tenant base as the Central Business District, albeit with a more modern office building inventory due to the lack of developable land in the CBD. A hub for tourists, the submarket is located close to most of the District of Columbia’s museums, such as the Smithsonian National Museum of Natural History, the Smithsonian National Museum of American History, the Smithsonian National Air and Space Museum, the National Portrait Gallery and the National Archives, the Walter E. Washington Convention

Center and the Verizon Center. The East End is well-positioned for government-related businesses because of its proximity to the White House and Capitol Hill, and is well-served by mass transportation. At year-end 2013, the East End submarket contained 36.7 million square feet, with a 13.2% overall vacancy rate and 12.0% direct vacancy with the remainder through sublease. Leasing activity totaled more than 1.2 million square feet in 2013. Asking office rental rates are the highest in the District of Columbia, with a weighted average Class A rental rate of $64.62 per square foot and average rental rate of $53.45 per square foot for all classes of office space at year-end 2013. In 2013, the East End submarket recorded the second highest leasing activity among District of Columbia submarkets, second only to the CBD submarket, with 1.2 million square feet leased, not including renewals.

As of year-end 2013, 590,000 square feet of office space was under construction. 601 Massachusetts Avenue is scheduled to come online in 2015, with Arnold & Porter LLP to occupy 375,000 square feet in the 478,000 square foot building. Also in the East End, the speculative building at 900 G Street, NW is scheduled for delivery in early 2015, bringing 112,000 square feet of space online.

The following chart shows Class A office property rental rates and occupancy rates for the East End submarket as compared to the overall District of Columbia market over the previous 13 years.

425 Eye Street

Our predecessor acquired 425 Eye Street in 2005. Originally built in 1973, the seven-story building was fully renovated in 2010. The building is approximately 380,090 rentable square feet and is comprised of premier office space, 266 parking spaces on two levels of below-grade parking and ground-floor retail space. It occupies the north west corner of Eye Street, NW and 4th Street, NW and is located in the center of the Mount Vernon Triangle area of Washington, D.C. The surrounding area benefits from close proximity to Union Station and immediate access to Downtown Washington, D.C. and Capitol Hill. The property is within blocks of the Gallery Place Chinatown Metro stop (Red, Yellow and Green Lines) and the Judiciary Square Metro stop (Red Line). Additional amenities include state-of-the-art security provided by the U.S. Federal Government as part of its tenancy of 78.9% of the building, including manned check-in, metal detection and surveillance cameras. In addition, the property has a 12,000 square foot state-of-the-art “Secure Compartmentalized Information Facility” area.

425 Eye Street received a LEED Gold for Core and Shell certification in 2011 and a LEED Silver for Commercial Interiors certification in 2013. In addition, the building won Energy Star Awards in both 2012 and 2013.

425 Eye Street Primary Tenants

The following table summarizes information regarding the primary tenant of 425 Eye Street as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
U.S. General Services Administration (3)	Government	6/6/2021- 8/7/2022	—	299,746	78.9%	$12,903,385	95.1%	$43.05

Total / Weighted Average.				299,746	78.9%	$12,903,385	95.1%	$43.05

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $0.2 million.

(3)	U.S. General Services Administration currently possesses a termination option for its lease expiring in June 2021 related to 285,434 square feet, which is exercisable beginning on June 7, 2018 upon 270 days prior notice with no termination penalty.

425 Eye Street Lease Expirations

The following table sets forth the lease expirations for leases in place at 425 Eye Street as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	58,491	15.4%	$—	—	$—	$—	$—
2014	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—
2016	1	—	—	329,806	2.4%	—	329,806	—
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—
2021	1	285,434	75.1	12,273,662	90.5	43.00	12,273,662	43.00
2022	1	14,312	3.8	629,723	4.6	44.00	771,989	53.94
2023	1	5,438	1.4	217,520	1.6	40.00	283,809	52.19
Thereafter	1	3,169	0.8	117,253	0.9	37.00	150,084	47.36
Signed leases not commenced	—	—	—	—	—	—	—	—
Building Management Use	—	—	—	—	—	—	—	—
BOMA Adjustment	—	13,246	3.5	—	—	—	—	—

Total	5	380,090	100.0%	$13,567,965	100.0%	$44.00	$13,809,351	$44.78

425 Eye Street Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	84.6%	$44.00
December 31, 2012	83.0	42.28
December 31, 2011	81.5	43.00

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

Liberty Place

Our predecessor acquired Liberty Place in 2011. Located just off Pennsylvania Avenue and situated equidistant from the White House and U.S. Capitol, Liberty Place consists of a 12-story, 174,201 rentable square foot Class A office tower that was constructed in 1991 and integrated with the historic, landmarked Fireman’s Fund building, which was originally built in 1882. The property combines classic 19th-century design with the functionality of a modern office building and features 16,000 square foot floor plates, which are well suited for government affairs tenants. The property also contains a four-level, underground parking garage. Liberty Place is situated at the intersection of 7th Street, NW and Indiana Avenue, NW, just off of Pennsylvania Avenue, in the heart of the historic Penn Quarter neighborhood of downtown Washington, D.C. The U.S. National Mall lies three blocks to the south, while the National Archives and three Metrorail lines are located diagonally opposite of Liberty Place. The Gallery Place/Chinatown station lies three blocks to the north and provides access to a fourth Metrorail line. The Penn Quarter offers one of the largest, most diverse amenity bases in downtown Washington, D.C., in large part due to revitalization efforts and new development along the 7th Street Corridor near the Verizon Center. Notable landmarks such as Ford’s Theater, the Smithsonian American Art Museum, and the Shakespeare Theater are surrounded by high-end retailers, premier restaurants, and a vibrant nightlife. The Verizon Center, the neighborhood’s main attraction, is a state-of-the-art arena that seats over 20,000 patrons and serves as a major venue to over 200 concerts, sporting contests, and other events each year.

The building received a LEED Silver certification in 2011 and won Energy Star Awards in 2012 and 2013.

Liberty Place Primary Tenants

The following table summarizes information regarding the primary tenants of Liberty Place as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Date of Earliest Termination Option	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
American Hospital Association	Healthcare	8/31/2014	—	2x5 years	39,740	22.8%	$2,354,835	22.3%	$59.26
National Retail Federation	Membership Organizations	03/31/2014	—	2x5 years	26,752	32.2	1,452,230	13.8	54.28
FTI Consulting (Government Affairs) LLC	Management Consulting	01/31/2020	—	2x5 years	16,661	20.0	706,358	6.7	42.40

Total / Weighted Average.					83,153	75.0%	$4,513,423	42.8%	$54.28

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent.

Liberty Place Lease Expirations

The following table sets forth the lease expirations for leases in place at Liberty Place as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent(1)	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	1,297	0.7%	$—	—	$—	$—	$—
2014	2	66,492	38.2	3,807,065	36.1%	57.26	3,807,065	57.26
2015	2	8,546	4.9	845,312	8.0	98.91	339,618	39.74
2016	3	17,495	10.0	913,566	8.7	52.22	971,842	55.55
2017	1	3,933	2.3	183,425	1.7	46.64	202,471	51.48
2018	—	—	—	—	—	—	—	—
2019	6	23,796	13.7	1,140,836	10.8	47.94	1,269,861	53.36
2020	2	21,047	12.1	895,170	8.5	42.53	1,028,388	48.86
2021	1	5,560	3.2	373,854	3.5	67.24	447,358	80.46
2022	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—
Thereafter	—	—	—	2,397,283	22.7	—	513,984	—
Signed leases not commenced	1	13,375	7.7	—	—	—	906,959	—
Building Management Use	—	3,213	1.8	—	—	—	—	—
BOMA Adjustment	—	9,447	5.4	—	—	—	—	—

Total	18	174,201	100.0%	$10,556,513	100.0%	$71.88	$9,487,545	$64.60

(1)	Based on annualization of December 2013 rent on a gross basis.

Liberty Place Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	99.3%	$49.92
December 31, 2012	100.0	51.21
December 31, 2011	100.0	50.26

(1)	Based on leases signed as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

Rosslyn Submarket

The Rosslyn submarket, an extension of the Washington, D.C. office market, is bounded by the Potomac River to the north and east, North Rhodes Street and North Queen Street to the west, and Fort Myers and Arlington National Cemetery to the south. Rosslyn is located within Arlington County, which is across from the District of

Columbia on the South Bank of the Potomac River and is inside the Beltway, the highway that encircles the D.C. area. A mixed-use area including office, retail and residential, Arlington County serves as the headquarters for many departments and agencies of the federal government, as well as for many government contractors and service organizations. The submarket’s already excellent access to transportation will shortly improve with the extension of the Washington Metro’s rapid transit system’s Silver Line to Tysons Corner and Reston in Northern Virginia, and eventually to Dulles International Airport. Estimated to open in 2014, Rosslyn will be the first stop in Virginia on this new extension and is one of three interchange points on the Metrorail system west of the Potomac River. The Rosslyn submarket included 8.8 million square feet of space at year-end 2013, with 25.9% overall vacancy and 24.5% direct vacancy with the remainder through sublease. Typically, market conditions are much tighter, but 1812 North Moore came online vacant during 2013, bringing more than 524,000 square feet of unoccupied space to market. Leasing activity totaled more than 145,000 square feet in 2013. Rosslyn commands the highest asking rents in the Northern Virginia market, with an average asking rental rate of $49.22 per square foot and Class A average asking rental rate of $59.82 per square foot at year-end 2013.

No projects were under construction at year-end 2013 in the Rosslyn submarket. RCG expects very limited new supply through the near to medium term, as an elevated level of vacant space and high construction costs deter new development.

The following chart shows Class A office property rental rates and occupancy rates for the Rosslyn submarket as compared to the Northern Virginia market over the previous 13 years.

Waterview

Our predecessor acquired the Waterview office building in mid-development in 2007 and completed the development later that year. The JBG Companies, one of the area’s preeminent developers, began development of this premier office building, designed by James Ingo Freed of Pei Cobb Freed & Partners, as part of a larger mixed-use project. The 24-story, approximately 647,243 rentable square foot office tower, located on the banks of the Potomac River, offers excellent views of Washington, D.C. and the Potomac and includes approximately 5,500 square feet of retail space. On the office floors, the property’s light-filled floor plates are approximately 30,000 square feet. The property is located on the east side of North Lynn Street and has close access to various modes of transportation. Two Metrorail lines are within one block of the property, providing service to various locations in Virginia, Washington, D.C. and Maryland, including service to Ronald Reagan National Airport. Ideally located, the building is situated within walking distance of Georgetown via the Key Bridge and at the crossroads of the area’s transportation corridors. The property also has a parking garage with total of 901 spaces spread over the six-level garage (three below ground levels and three above ground levels), of which 188 spaces are sold to the condo owners in the adjacent tower.

Waterview won the BOMA 360 Performance Award in 2012 and received a LEED Gold certification in 2012. In addition, the building has won the Energy Star Award every year since 2009.

Waterview Primary Tenants

The following table summarizes information regarding the primary tenants of Waterview as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (1)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
The Corporate Executive Board Company	Commercial Economic, Sociological, and Educational Research	1/31/2028	2x5 years	625,062	96.6%	$28,830,545	99.2%	$46.12

Total / Weighted Average.				625,062	96.6%	$28,830,545	99.2%	$46.12

(1)	Based on an annualization of December 2013 base rent.

Waterview Lease Expirations

The following table sets forth the lease expirations for leases in place at Waterview as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	7,169	1.1%	$—	—	$—	$—	$—
2014	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—
2020	1	762	0.1	32,385	0.1%	42.50	39,830	52.27
2021	1	2,549	0.4	189,296	0.7	74.26	239,784	94.07
2022	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—
Thereafter	1	625,062	96.6	28,830,545	99.2	46.12	37,816,718	60.50
Signed leases not commenced	—	—	—	—	—	—	—	—
Building Management Use	—	—	—	—	—	—	—	—
BOMA Adjustment		11,701	1.8	—	—	—	—	—

Total	3	647,243	100.0%	$29,052,226	100.0%	$46.23	$38,096,332	$60.63

Waterview Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)
December 31, 2013	98.9%	$46.23
December 31, 2012	99.1	45.41
December 31, 2011	99.0	44.58
December 31, 2010	99.0	43.67
December 31, 2009	98.6	42.88

(1)	Based on leases signed by rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

Upon completion of this offering and the formation transactions, we will wholly-own 100% of our properties in Washington, D.C.

San Francisco, California

Our San Francisco, California property is located in one of the most desirable San Francisco submarkets: the South Financial District submarket. The following map shows the location of the South Financial District in San Francisco.

South Financial District Submarket

The South Financial District office submarket includes buildings south of Market Street, west of the Embarcadero waterfront, east of Third Street, and north of Harrison Street. In the South Financial District submarket, the tenant mix includes technology, professional services, media and other creative industries. The South Financial District submarket benefits from an abundance of retail, restaurant and entertainment options, access to waterfront space and views, ample public transportation links, and proximity to a highly dynamic workforce. Office rental rates increased strongly in recent years, as the expanding high tech industry propelled demand. As of year-end 2013, the weighted average Class A rental rate was $57.35 per square foot with an average of $55.49 per square foot for all classes of office space. Leasing activity totaled 2.1 million square feet during 2013, sending the overall vacancy rate down to 9.3%, with a direct vacancy rate of 8.2%.

Approximately 580,000 square feet will come online in the South Financial District during 2014. 505 Howard Street, anchored by Neustar, and 535 Mission Street, anchored by Trulia, are scheduled for delivery in 2014. In 2015, three more projects are scheduled to come online in the South Financial District: 181 Fremont Street, 222 Second Street, and 350 Mission, which is fully leased to Salesforce.com. In addition, the Salesforce Tower is planned for the South Financial District with a potential delivery date as early as 2017. Adjacent to the under-construction Transbay Transit Center, which would serve as a transit hub for the region, this project would bring 1.3 million square feet to market and become the tallest building on the West Coast.

The following chart shows Class A office property rental rates and occupancy rates for the South Financial District submarket as compared to the San Francisco CBD market over the previous 13 years.

One Market Plaza

Our predecessor acquired its interest in One Market Plaza in 2007. Constructed in 1976, One Market Plaza is a Class A office building in a premier waterfront location. Originally developed by Southern Pacific Railroad, the two towers, 42-story Spear Street Tower and 27-story Steuart Street Tower, which comprise 1,612,465 square feet of office and retail space, are situated directly on the Embarcadero, San Francisco’s waterfront boulevard. Situated at the end of Market Street, One Market Plaza occupies a prime location in San Francisco’s Financial District with views of the San Francisco Bay and Market Street from both low and high-rise floors. One Market Plaza provides tenants with amenities that include approximately 55,000 square feet of retail space, access to restaurants and the property’s strategic location provides access to diverse cultural attractions. The property is currently undergoing a $20 million lobby and retail repositioning. The property has close access to the Bay Bridge, Interstates 80 and 280, and Highway 101. San Francisco’s transportation infrastructure will be further enhanced with the completion of the Transbay Transit Center redevelopment, located minutes from One Market Plaza. This over $4 billion program will create a modern regional transit hub connecting eight Bay Area counties and other communities in California through 11 transit systems.

The property received the 2012 BOMA San Francisco Earth Award (over 600,000 square feet category) – 3rd Place and the 2011 BOMA 360 Performance Award,. One Market Plaza received a LEED Gold certification in 2012 and has won Energy Star Awards every year since 2010.

One Market Plaza Primary Tenants

The following table summarizes information regarding the primary tenants of One Market Plaza as of December 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration (1)	Renewal Options	Total Leased Square Feet	Percent of Property Square Feet	Annualized Rent (2)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot
Morgan Lewis & Bockius LLP (3)	Legal Services	2/28/2021	2x5 years	155,543	9.6%	$7,711,022	10.0%	$49.57
Salesforce.Com Inc.	Software	4/30/2014	—	95,789	5.9	6,531,451	8.5	68.19
Autodesk, Inc.	Software	12/31/2020	2x5 years	94,148	5.8	4,683,196	6.1	49.74
Capital Research Company	Financial Services	10/31/2016	2x5 years	94,128	5.8	5,627,237	7.3	59.79
RPX Corporation	Patent Owners and Lessors	10/31/2019	1x5 years	67,059	4.2	3,959,814	5.1	59.05
Duane Morris LLP (4)	Legal Services	9/30/2019	1x3 years	50,161	3.1	3,222,844	4.2	64.25
BDO Seidman, LLP	Financial Services	6/30/2014	—	44,951	2.8	2,042,911	2.6	45.45
Landmark Venture Holdings LLC	Financial Services	6/30/2016	3x5 years	44,220	2.7	1,857,240	2.4	42.00
Schiff Hardin LLP	Legal Services	12/31/2018	1x5 years	41,422	2.6	2,225,480	2.9	53.73
Regus Equity Business Centers, LLC	Business Services	9/30/2016	1x5 years	39,242	2.4	2,305,468	3.0	58.75

Total / Weighted Average.				726,663	45.1%	$40,166,662	52.1%	$55.28

(1)	Does not include the month-to-month leases for storage space.

(2)	Based on an annualization of December 2013 base rent. This amount reflects total cash before abatements. Abatements committed to the tenants above as of December 31, 2013 for the 12 months ending December 31, 2014 were $1.3 million.

(3)	Tenant possesses a termination option that they may not exercise prior to 3/1/2018.

(4)	Tenant possesses a termination option that they may not exercise prior to 9/30/2016.

One Market Plaza Lease Expirations

The following table sets forth the lease expirations for leases in place at One Market Plaza as of December 31, 2013 and for each of the 10 calendar years beginning with the year ending December 31, 2014 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Rentable Square Feet	Expiring Square Feet as a % of Total	Annualized Rent	Annualized Rent as a % of Total	Annualized Rent Per Leased Square Foot	Annualized Rent at Expiration	Expiring Rent Per Square Foot
Available	—	111,714	6.9%	$—	—	$—	$—	$—
2014	32	250,949	15.6	17,220,164	22.3%	68.63	17,439,335	69.49
2015	9	44,349	2.8	2,707,041	3.5	61.04	2,797,999	63.09
2016	12	250,759	15.6	15,118,985	19.6	60.29	16,104,470	64.22
2017	6	74,832	4.6	3,868,915	5.0	51.70	4,127,868	55.16
2018	8	137,562	8.5	7,394,076	9.6	53.75	8,013,566	58.25
2019	5	143,185	8.9	9,039,719	11.7	63.13	9,745,674	68.06
2020	5	146,585	9.1	8,741,728	11.3	59.64	10,066,659	68.67
2021	3	178,977	11.1	9,325,774	12.1	52.11	10,613,036	59.30
2022	3	46,321	2.9	2,828,131	3.7	61.06	3,005,495	64.88
2023	—	—	—	—	—	—	—	—
Thereafter	5	24,136	1.5	891,246	1.2	36.93	1,256,701	52.07
Signed leases not commenced	4	131,583	8.2	—	—	—	—	—
Building Management Use	—	4,082	0.3	—	—	—	—	—
BOMA Adjustment	—	67,431	4.2	—	—	—	—	—

Total	92	1,612,465	100.0%	$77,135,778	100.0%	$59.44	$83,170,802	$64.09

One Market Plaza Percent Leased and Base Rent

Date	Percentage Leased (1)	Annualized Rent Per Leased Square Foot (2)	Net Effective Annual Rent Per Leased Square Foot (3)
December 31, 2013	93.1%	$53.80	$52.80
December 31, 2012	94.8%	52.33	52.72
December 31, 2011	91.5%	52.06	55.15
December 31, 2010	91.9%	53.00	58.03
December 31, 2009	91.9%	51.96	55.97

(1)	Based on leases signed as of the dates indicated above and calculated as total rentable square feet less available square feet divided by total rentable square feet.

(2)	Annualized rent per leased square foot is calculated by dividing (i) cash base rent (before abatements and free rent) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

(3)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

One Market Plaza and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for One Market Plaza is $11.88 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2013 were $9,411,804.

One Market Plaza Joint Venture

As of December 31, 2013, private equity real estate funds controlled by our management company owned a 75.0% interest in the joint venture that owned One Market Plaza. In March 2014, one of the private equity real estate funds controlled by our management company purchased the remaining 25.0% interest in this joint venture, following which we owned 100.0% of this joint venture. Subsequently, we entered into a purchase agreement pursuant to which an independent global investment and advisory firm agreed to acquire a 49.0% interest in this joint venture. Accordingly, we will effectively have 51.0% voting power in connection with the property. We expect the remaining 49.0% interest in the joint venture that owns One Market Plaza to be held by an independent third party global investment and advisory firm and the property will be subject to the rights of that third party. This transaction is in process and subject to customary closing conditions, and thus we can make no assurance that it will close at all or on the terms described herein.

Real Estate Funds and Property Management

After the formation transactions we will provide property management and asset management services to six private equity real estate funds (and their associated parallel and feeder funds) through our indirectly wholly owned subsidiaries. The investors in the private equity real estate currently consist of, or will consist of, certain institutions and high-net-worth individuals, including the Otto family. The six private equity real estate funds are as follows:

•	Fund II—Immediately after the formation transactions we will own a 10.0% general partner interest in Paramount Group Real Estate Fund II, L.P., or Fund II, and Fund II will hold a 46.3% interest in 60 Wall Street, New York, New York. Fund II is no longer raising or investing capital.

•	Fund III—Immediately after the formation transactions we will own a 1.5% general partner interest in Paramount Group Real Estate Fund III, L.P., or Fund III, and Fund III will hold a 16.0% interest in 60 Wall Street and a 2.0% interest in One Market Plaza. Fund III is no longer raising or investing capital.

•	PGRESS—Immediately after the formation transactions we will own a 5.6% general partner interest in Paramount Group Real Estate Special Situations Fund, L.P. and general partner interests in its parallel funds. Paramount Group Real Estate Special Situations Fund, L.P. and its parallel funds, or PGRESS, was formed to deliver superior risk-adjusted returns by primarily investing in a diversified portfolio of real estate and real estate-related assets and companies and acquiring and/or issuing loans to real estate and real estate-related companies. As of May 1, 2014, we had invested, committed or otherwise reserved approximately 94.3% of PGRESS’s $203.7 million of total equity commitments. PGRESS’s investment period expired in December 2013; however, the investment period has been extended so that it is expected that PGRESS would have $11.6 million of uninvested capital plus potential recycled capital of $93.3 million (subject to asset sales) for total potential capital of $104.9 million available for investment through December 31, 2014. The following table sets forth the assets that were held by PGRESS as of May 1, 2014 (dollars in thousands).

Asset	Stated Principal Amount	Stated Interest Rate
One Court Square Equity	$35,000	15.6%
2 Herald Square Preferred Equity	12,500	10.3
666 Fifth Avenue First Mortgage	22,500	4.8
470 Vanderbilt Preferred Equity	33,750	10.3
One Market Plaza Equity	70,900	N/A

•	Fund VII—Immediately after the formation transactions we will own a general partner interest in Paramount Group Real Estate Fund VII, LP and a general partner interest in its parallel fund. We are committed to invest a minimum of $10.0 million in the general partner interest in Paramount Group Real Estate Fund VII, LP. Fund VII was formed to deliver superior risk-adjusted returns by investing in value-add office properties in New York City, Washington, D.C., San Francisco and other major U.S. CBDs. As of May 1, 2014, Fund VII had not invested, committed or otherwise reserved any of its $206.0 million of total equity commitments, approximately $60.0 million of which is subject to a fund size restriction and approximately $20.0 million of which is contingent upon syndication efforts.

•	RDF—Immediately after the formation transactions we will own a $10.0 million general partner interest in Paramount Group Residential Development Fund, LP, or RDF. We will also have invested $10.0 million in a limited partner interest in RDF. RDF was formed to deliver superior risk-adjusted returns by redeveloping an existing parking garage as a single multifamily residential development project in San Francisco. On March 14, 2014, RDF acquired the target property with an aggregate acquisition cost of approximately $65.0 million, and we had invested, committed or otherwise reserved approximately 100% of RDF’s $75.6 million of total equity and invested debt commitments.

•	Fund VIII—Immediately after the formation transactions we will own a general partner interest in Paramount Group Real Estate Fund VIII, LP, or Fund VIII. Fund VIII was formed to deliver superior risk-adjusted returns by investing in a diversified portfolio of real estate and real estate-related assets and companies primarily consisting of acquiring and/or issuing loans to real estate and real estate-related companies or investing in their preferred equity. As of May 1, 2014, Fund VIII had not yet conducted a closing to raise capital.

Additionally, after the formation transactions we will hold general partner interests in two partnerships that will only hold common units received in connection with the formation transactions.

For the services that we provide to Fund II, Fund III, PGRESS, Fund VII, RDF and Fund VIII, we will receive certain fees such as property management fees and asset management fees, and we will also receive, except in regards to Fund II and Fund III, promoted interests if certain performance thresholds are met. We have the ability, but not the obligation, to co-invest with PGRESS and Fund VII on new investments by those funds going forward to the extent it is determined that it is in the best interest of us and the fund making the investment. In connection with any property that we co-invest in with Fund VII, Fund VII will have the authority, subject to our consent in limited circumstances, to make most of the decisions in connection with such property. We also have the ability, but not the obligation, to co-invest with Fund VIII on new investments by Fund VIII going forward in amounts and upon the terms determined by the general partner of Fund VIII on a case by case basis and to the extent we determine it is in our best interest.

In connection with the formation of Fund VII we agreed that we would make all investments that meet its stated investment objectives through Fund VII (provided that Fund VII is able to participate in the investment), until July 21, 2017, unless we, as the general partner of Fund VII, choose to shorten the period or extend it until July 21, 2018.

In addition to the property management services that we will provide to the private equity real estate funds that will continue holding assets following the formation transactions, we have also entered into agreements with the Otto family to provide property management services for the following buildings that are owned by either the Otto family or joint venture partners: (i) the Commercial National Bank Building, Washington, D.C; and (ii) 745 Fifth Avenue, New York, New York. After the formation transactions we will own a 1.0% interest in 745 Fifth Avenue. We will receive certain fees in connection with the property management services that we provide to the Otto family and joint venture partners. Although we do not expect the asset and property management business to represent a significant portion of our revenues going forward after the formation transactions, the fees we earn in connection with that business should enhance our potential for higher overall returns.

60 Wall Street Option Agreement

In connection with the formation transactions, we will enter into option agreements with each of Fund II and Fund III pursuant to which we will have the right to acquire their interests in the joint venture that owns 60 Wall Street. We will have the right to acquire these interests at any time for up to two years after the completion of this offering at a purchase price based on the fair market value of the property, subject to a minimum floor price, and the net value of the other assets and liabilities of the joint venture on the date on which the option is exercised. In order to determine the fair market value of the property, we will obtain three independent appraisals from nationally recognized valuation firms and the fair market value will be deemed to be the average of the two highest appraisals; provided that the fair market value will be subject to a minimum floor price equal to 90% of the appraised value of the property as of December 31, 2013. We will have the right to acquire these interests for either cash or shares of our common stock, based on the then current market value. Our acquisition of these interests upon exercise of the option will be subject to Fund II and Fund III obtaining all applicable consents or waivers, including the consent or waiver of our joint venture partner and any lenders or tenants to the extent required. In addition, the purchase price will be increased to the extent we enter into any new lease or lease amendment at the property within 90 days after the closing that would have resulted in the fair market value of the property increasing by more than one percent if such lease or lease amendment had been in place as of the date of the appraisals used to determine the fair market value of the property.

If we were to exercise the option, we would continue to act as the general partner of the joint venture that is in charge of the property’s day-to-day operations. In the event we desire to transfer, sell or assign any portion of our interest in the joint venture to a third party, our joint venture partner will have the right to elect to purchase our interests subject to certain conditions. The partnership agreement contains a “buy-sell” provision, under which at any time, we or the joint venture partner may deliver a notice designating the amount that we or the joint venture partner determines the market value of the property to be. The party receiving a buy-sell notice will have the right to either purchase the entire partnership interest of the partner delivering the buy-sell notice, or to sell its entire partnership interest to the partner delivering the buy-sell notice, in each case for cash at a price equal to the amount the selling partner would have received if the property had been sold for the amount listed in the notice (with financing breakage costs and transfer taxes to be apportioned between the partners in accordance with their percentage interests in the joint venture).

Employees

As of December 31, 2013, we had approximately 220 employees, including approximately 150 on-site building and property management personnel. Certain of our employees are covered by collective bargaining agreements.

Insurance

We carry commercial general liability coverage on our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct and indirect physical damage to our properties including coverage for the perils of flood and earthquake shock. Our policies also cover the loss of rental income during any reconstruction period. Our policies reflect limits and deductibles customary in the industry and specific to the buildings and portfolio. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. In addition, there are certain losses (including, but not limited to, losses arising from known environmental conditions or acts of war) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for properties we may self-insure certain portions of our insurance program, and therefore, use our own funds to satisfy those limits, when applicable. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

The leasing of real estate is highly competitive in markets in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge our tenants, in better locations within our markets or in higher quality facilities, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.

Regulation

Environmental and Related Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants, and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties may be adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to

us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for noncompliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material noncompliance with asbestos requirements or any material liabilities related to asbestos.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

From time to time, we are a party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Corporation Information

Our principal executive offices are located at 1633 Broadway, Suite 1801, New York, NY 10019. Our telephone number is (212) 237-3100. We maintain a website at                                         . Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, at least a majority of our board of directors will be “independent” in accordance with the NYSE listing standards. Pursuant to our charter, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. The first annual meeting of our stockholders after this offering will be held in 2015. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors, director nominees, executive officers and certain other senior officers upon completion of this offering:

Name	Age	Position
Albert Behler	62	President and Chief Executive Officer
David Spence	54	Senior Vice President, Chief Financial Officer
Jolanta Bott	62	Senior Vice President, Operations and Human Resources
Daniel Lauer	52	Senior Vice President, Chief Investment Officer
Ralph DiRuggiero	63	Senior Vice President, Property Management
Gerhard Dunstheimer	44	Senior Vice President, Business Development
Gage Johnson	52	Senior Vice President, General Counsel
Theodore Koltis	45	Senior Vice President, Leasing
Vito Messina	51	Senior Vice President, Asset Management

The following is a biographical summary of the experience of our directors, director nominees, executive officers and certain other senior officers.

Albert Behler—62— will be our President and Chief Executive Officer. Mr. Behler has been President and Chief Executive Officer of our management company since October 1991 where he has overseen all of the acquisitions and dispositions that produced our current portfolio of assets. Prior to joining our management company, Mr. Behler held various leadership positions in the Thyssen entities, a German multinational conglomerate that he joined in 1973. He ran Thyssen Saudia Company, Ltd as Managing Director and was President of Thyssen Rheinstahl in Atlanta, Georgia from 1985 to 1991. In his positions with the Thyssen entities, Mr. Behler was responsible for, among other duties, the acquisition, financing, development and disposition of more than ten million square feet of commercial real estate in various countries. Mr. Behler’s board and association memberships presently include serving as a member of the Real Estate Roundtable, Washington, D.C.; a member of the Board of Governors of the Real Estate Board of New York; a member of the Urban Land Institute; a member of the American Council on Germany’s Business Advisory Committee; a member of the Board of Citymeals-on-Wheels; and a member of the Board of Trustees at The Arthur F. Burns Fellowship. Mr. Behler is also a former member of the Executive Committee of Greenprint Foundation and a former Chairman of the Association of Foreign Investors in Real Estate (AFIRE). Mr. Behler studied law at the University of Cologne and graduated from Georgia State University with a Master’s degree in Business Administration.

David Spence—54—will be our Senior Vice President, Chief Financial Officer. Mr. Spence joined our management company in April 2007, where he has been responsible for all finance and accounting operations. Prior to joining our management company, since 2006, Mr. Spence was Senior Vice President and Controller of New Plan Excel Realty Trust, a formerly publicly-traded REIT focused on the ownership, management and development of shopping centers. From 2002 to 2006, Mr. Spence was Chief Accounting Officer for Tishman Speyer Properties, a real estate building and operating company, where he was eventually named a Senior Managing Director, responsible for the firm’s accounting operations in the United States, Europe, Brazil, India, China, and Australia. Prior to joining Tishman Speyer Properties, Mr. Spence spent approximately 12 years in various roles in finance, merger integrations, information technology, treasury, and tax compliance at Equity

Office Properties Trust, a publicly-traded office owner and manager, and its predecessor, most recently as Senior Vice President of Accounting. From 1987 to 1990, Mr. Spence was Controller of the Chicago Office Division of Trammell Crow Company, a real estate development, investment and operations company, where he was involved in a variety of office development projects, acquisitions, dispositions, leasing, and property management. Prior to that, Mr. Spence held various positions at First Capital Financial Corporation, a sponsor of large public syndicates investing in commercial real estate in the southeastern United States, where he was responsible for regulatory filings for a number of funds and was eventually named Assistant Controller. Mr. Spence graduated from Wheeling College with a Bachelor of Arts degree in Accounting.

Jolanta Bott—62—will be our Senior Vice President, Operations and Human Resources. Ms. Bott has been a Senior Vice President with our management company since June 2002, responsible for all human resource matters. Prior to that, Ms. Bott held various other management positions at our management company since July 1979. Prior to joining our management company, Ms. Bott held a position in marketing and public relations at the European American Bank, where she reported directly to the Vice Chairman. Ms. Bott studied Art, Business and Psychology in Europe, Africa and Latin America, and is fluent in several languages.

Daniel Lauer—52—will be our Senior Vice President, Chief Investment Officer. Mr. Lauer has been a Vice President of Acquisitions at our management company since 2002 and Senior Vice President, Acquisitions and Business Development since February, 2013, overseeing the acquisition and disposition process, including due diligence and the closing of numerous transactions. Prior to that, Mr. Lauer held various other management positions at our management company since 1989. From 1985 to 1989, Mr. Lauer served in the accounting department of Turner Construction Company, a general builder and construction management firm, where he was responsible for financial reporting and budgeting for the New Jersey regional office. Mr. Lauer is a Member of the Urban Land Institute and the Samuel Zell and Robert Lurie Real Estate Center at the Wharton School, University of Pennsylvania, and an Associate Member of Association of Foreign Investors in U.S. Real Estate. Mr. Lauer graduated from Fairfield University with a Bachelor of Arts degree in Economics and from Rutgers University with a Master’s degree in Business Administration.

Ralph DiRuggiero—63—will be our Senior Vice President, Property Management. Mr. DiRuggiero has been Vice President of Property Management at our management company since May 2001 where he has been directly involved in all aspects of property management and security for the entire portfolio. From 1999 to 2001, Mr. DiRuggiero was Senior Vice President of Property Management and Regional Director at the Trammell Crow Company, a real estate development, investment and operations company. From 1989 to 1999, Mr. DiRuggiero served in various management roles with Jones Lang LaSalle, a publicly-traded professional services and investment management company specializing in real estate, and its affiliates and predecessors, most recently as Executive Vice President. Mr. DiRuggiero graduated from the University of Scranton with a Bachelor of Science degree and from The City University of New York (Baruch College) with a Master’s degree in Public Administration.

Gerhard Dunstheimer—44—will be our Senior Vice President, Business Development. Since April 1998, Mr. Dunstheimer served in various roles at ECE Projektmanagement G.m.b.H. & Co. KG, a German property management company specializing in shopping centers, most recently serving as the Deputy CEO. From 1995 to 1998, Mr. Dunstheimer was a consultant at INTES Consulting AG, an advisory office for family-owned companies. Mr. Dunstheimer is a member of the advisory board of the German-Russian panel e.V., the Royal Institution of Chartered Surveyors Germany, the advisory board of the Real Estate Manager and is Vice Chairman of the ULI Germany Executive Committee. Mr. Dunstheimer graduated from WHU Vallendar with an Intermediate Diploma in business management and from HSG St. Gallen with a degree in Economics.

Gage Johnson—52—will be our Senior Vice President, General Counsel. Mr. Johnson has been General Counsel of our management company since May 2009. Previously, since 2005, Mr. Johnson was General Counsel of Citi Property Investors, the global real estate investment management arm of Citigroup, where he was a Managing Director responsible for virtually all legal aspects of real estate investments throughout the United

States, Europe and Asia in all property sectors. From 2003 to 2005, Mr. Johnson was an Executive Director in the Law Department at Morgan Stanley Real Estate, the investment firm’s real estate unit. From 1998 to 2003, Mr. Johnson served in various roles at Lend Lease Real Estate, part of a publicly-traded property group specializing in project management and construction, real estate investment and development, most recently as General Counsel. Prior to joining Lend Lease Real Estate, Mr. Johnson was an attorney with the law firm of Paul Hastings LLP in Washington, D.C. Mr. Johnson graduated from Princeton University with a Bachelor of Arts degree from the Woodrow Wilson School of Public & International Affairs and from University of Virginia School of Law with a Juris Doctorate.

Theodore Koltis—45—will be our Senior Vice President, Leasing. Mr. Koltis has been Senior Vice President of Leasing at our management company since December 2010. He is responsible for the leasing of our management company’s portfolio in New York, Washington, D.C. and San Francisco. Prior to joining our management company, since September 2002, Mr. Koltis served as a Managing Director at Tishman Speyer Properties, a real estate building and operating company, where he was responsible for leasing in New York, including Rockefeller Center, The Chrysler Building, 666 Fifth Avenue, and The MetLife Building. Prior to joining Tishman Speyer Properties in 2002, Mr. Koltis worked at CB Richard Ellis, a publicly-traded commercial real estate services and investment firm, in the consulting group and at Tishman Realty and Construction in their real estate consulting group specializing in tenant advisory. He is a member of both the Real Estate Board of New York and the Young Men’s/Women’s Real Estate Association of New York. Mr. Koltis graduated from Cornell University with a Bachelor of Science and received a Master’s degree in Business Administration from Columbia University.

Vito Messina—51—will be our Senior Vice President, Asset Management. Mr. Messina joined our management company in July 2002 as Vice President of Controlling and assumed responsibility for accounting, property financing, financial accounting and financial reporting for its portfolio of properties. In July 2013 he was promoted to Senior Vice President, Asset Management where he has been responsible for overseeing the asset management function for our management company’s property portfolio. Previously, since 1994, Mr. Messina was Assistant Corporate Controller and later Vice President and Corporate Operations Controller at Devon Properties, Inc., an apartment and commercial property management services company. From 1986 to 1994, Mr. Messina provided audit and consulting services at Deloitte & Touche LLP to real estate clients. Mr. Messina graduated from Queens College of the City University of New York with a Bachelor of Arts degree in Accounting. Mr. Messina is a Certified Public Accountant, a Member of the American Institute of Certified Public Accountants, and a Member of the New York State Society of Certified Public Accountants.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	Our board of directors is not staggered, meaning that each of our directors is subject to re-election annually;

•	We provide for majority voting in uncontested director elections;

•	Immediately after the completion of this offering and the formation transactions, we expect that our board of directors will determine that at least a majority of our directors are independent for purposes of the NYSE’s corporate governance listing standards and Rule 10A-3 under the Exchange Act;

•	We anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	We have opted out of the business combination and control share acquisition provisions of the MGCL and we may not opt in without stockholder approval; and

•	We do not have a shareholder rights plan and, in the future, we do not intend to adopt a shareholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we then submit the shareholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Director Independence

Our board of directors will review the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, we expect our board of directors to determine that each of the following, constituting at least a majority, is an “independent director” as defined by the NYSE rules:             . Our independent directors will meet regularly in executive sessions without the presence of our officers and non-independent directors.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will be composed exclusively of independent directors, in accordance with the NYSE listing standards. The principal functions of each committee are briefly described below. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of             of our directors, each of whom will be an independent director. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the performance of our internal audit function; and

•	our overall risk assessment and management.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.             has been designated as chair and             and             have been appointed as members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of             of our directors, each of whom will be an independent director. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of other senior officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation and equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

                 has been designated as chair and             and             have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of             of our directors, each of whom will be an independent director. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

•	annually facilitating the assessment of the board of directors’ performance, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	annually reviewing and making recommendations to the board regarding revisions to the corporate governance guidelines and the code of business conduct and ethics.

            has been designated as chair and             and             have been appointed as members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

Prior to this offering, Paramount Group, Inc. did not pay compensation to any of its named executive officers, and, accordingly, it did not have compensation policies or objectives governing our named executive officer compensation. Our board of directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, our company’s competitive position within the office real estate industry, our operating results, and contributions to our company.

The following is a non-exhaustive list of items that we expect our compensation committee will consider in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

•	attraction and retention of talented and experienced executives in our industry;

•	motivation of our executives whose knowledge, skills and performance are critical to our success;

•	alignment of the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases; and

•	encouragement of our executives to achieve meaningful levels of ownership of our stock.

We expect that our compensation committee, once formed, may retain a compensation consultant to review our policies and procedures with respect to executive compensation and assist our compensation committee in implementing and maintaining compensation plans.

Employment Agreements

We currently anticipate that we will enter into an employment agreement with certain of our executive officers that will take effect upon completion of this offering. The terms of these employment agreements have not yet been determined, but we expect that the protections that would be contained in these employment agreements would help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with the company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity.

Equity Incentive Plan

The design of our compensation program following this offering is an ongoing process. We intend to adopt our 2014 Equity Incentive Plan, under which we expect to grant future cash and equity incentive awards to our executive officers, non-employee directors and eligible employees in order to attract, motivate and retain the talent for which we compete. Following this offering, all awards under the 2014 Equity Incentive Plan will be subject to the approval of our compensation committee. The material terms of the 2014 Equity Incentive Plan, as it is currently contemplated, are summarized below.

The 2014 Equity Incentive Plan will permit us to make grants of options, stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, dividend equivalent rights, performance-based awards

and other equity-based awards, including LTIP units, or any combination of the foregoing. We have initially reserved             shares of our common stock for the issuance of awards under the 2014 Equity Incentive Plan. The number of shares reserved under the 2014 Equity Incentive Plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Equity Incentive Plan will be authorized but unissued shares or shares that we reacquire. The shares of our common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2014 Equity Incentive Plan are added back to the shares available for issuance under the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Equity Incentive Plan. Persons eligible to participate in the 2014 Equity Incentive Plan will be those full or part-time officers, employees, non-employee directors and other key persons as selected from time to time by our compensation committee in its discretion.

The 2014 Equity Incentive Plan will permit the granting of both options to purchase shares of our common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine the vesting conditions for each option.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of our common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price of a stock appreciation right may not be less than 100% of fair market value of our common stock on the date of grant and the term of each stock appreciation right may not exceed 10 years.

Our compensation committee may award restricted stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of our common stock that are free from any restrictions under the 2014 Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants which entitle the recipient to receive stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.

Our compensation committee may grant cash bonuses under the 2014 Equity Incentive Plan to participants, subject to the achievement of certain performance goals.

Under the 2014 Equity Incentive Plan, we may use LTIP units as a form of share-based award. LTIP units are designed to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes. Each LTIP unit awarded is deemed equivalent to an award of one share of common stock reserved under the 2014 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis. Unless our compensation committee provides otherwise, LTIP units, whether vested or not, will receive the same per unit distributions as our common units, which will equal per share dividends (both regular and special) on our common stock. In the future, we may issue LTIP units with economic characteristics comparable to options on our stock.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2014 Equity Incentive Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is             shares of our common stock with respect to a stock-based award and $         with respect to a cash-based award.

Our board of directors may amend or discontinue the 2014 Equity Incentive Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Equity Incentive Plan require the approval of our stockholders. The 2014 Equity Incentive Plan expressly permits our compensation committee to reduce the exercise price of outstanding stock options or stock appreciation rights or to reprice these awards through cancellation and re-grants.

No awards may be granted under the 2014 Equity Incentive Plan after the date that is 10 years from the date of stockholder approval of the 2014 Equity Incentive Plan and no incentive stock options may be granted after the date that is 10 years from the date on which our board of directors adopts the 2014 Equity Incentive Plan. No awards under the 2014 Equity Incentive Plan have been made prior to the date hereof. Upon completion of this offering, we will issue an aggregate of             shares of restricted common stock and             LTIP units to our executive officers, non-employee directors and employees.

We will grant equity awards to our executive officers concurrently with the completion of this offering. The awards will represent up to         % of the shares of our common stock issued in this offering. These awards will be subject to performance-based and/or time-based vesting requirements.

Tax Considerations

Deductibility of Executive Compensation. Our compensation committee’s policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. Under Section 162(m) of the Code, a publicly held corporation may not deduct compensation of more than $1 million paid to any “covered employee” in any year unless the compensation qualifies as “performance-based compensation” within the meaning of Section 162(m). We expect Section 162(m) to have limited impact on the company for a number of reasons. First, as a newly public company, certain compensation payable by us to our executive officers during a transition period that may extend until the annual meeting of stockholders that occurs in the fourth calendar year after our initial public offering may be exempt from the cap on deduction imposed by Section 162(m) under a special transition rule provided by the regulations promulgated under Section 162(m). Second, based on our interpretation of certain private letter rulings, it is our position that compensation payable to our executive officers that is attributable to services for our operating partnership is not subject to Section 162(m) as our operating partnership is not a “publicly held corporation” within the meaning of Section 162(m). Third, because we believe we will qualify as a REIT under the Code, we expect to generally distribute at least 100% of our net taxable income each year and therefore do not expect to pay U.S. federal income tax. As a result, and based on the level of cash compensation expected to be payable to our executive officers, the possible loss of a U.S. federal tax deduction would not be expected to have a material impact on us. Accordingly, we do not expect Section 162(m) to have a significant impact on our compensation committee’s compensation decisions for our executive officers.

Section 409A of the Code. Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting Standards

Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives. ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity awards under the 2014 Equity Incentive Plan will be accounted for under ASC Topic 718.

Compensation Committee Interlocks and Insider Participation

Upon completion of the formation transactions and this offering, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We intend to approve and implement a competitive compensation program for our non-employee directors that may consist of one or more of the following: annual retainer fees, equity awards and attendance fees (by phone or in person), as well as other forms of compensation. We will also reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of shares of our common stock and units in our operating partnership following the completion of the formation transactions and this offering with respect to:

•	each of our directors and director nominees;

•	certain of our executive officers;

•	each person who will be the beneficial owner of 5% or more of the outstanding shares of our common stock or the outstanding shares of our common stock and units in our operating partnership; and

•	all directors, director nominees and executive officers as a group.

Beneficial ownership of shares and units is determined under rules of the SEC and generally includes any shares or units, as applicable, over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock and units in our operating partnership shown as beneficially owned by them. Shares of our common stock and units in our operating partnership that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person having the right to acquire such shares or units for purposes of the table below, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

We currently have outstanding              shares of our common stock, which are owned by             .

Unless otherwise indicated, all shares and units are owned directly. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 1633 Broadway, Suite 1801, New York, NY 10019.

Name of Beneficial Owner	Common Stock		Common Stock and Units
	Number of Shares Beneficially Owned	Percentage of All Shares(1)	Number of Shares and Units Beneficially Owned	Percent of All Shares and Units(2)
5% Stockholders:
		%		%
		%		%
Executive Officers, Directors and Director Nominees:
Albert Behler		%		%
David Spence		%		%
Jolanta Bott		%		%
Daniel Lauer		%		%
Ralph DiRuggiero		%		%
Gerhard Dunstheimer		%		%
Gage Johnson		%		%
Theodore Koltis		%		%
Vito Messina		%		%

All directors, director nominees and executive officers as a group ( persons)		%		%

*	Represents less than 1.0%

(1)	Assumes shares of our common stock will be outstanding immediately upon the completion of the formation transactions and this offering, including shares of our common stock to be issued in the formation transactions, shares of our common stock to be issued in this offering and restricted shares of our common stock to be issued concurrently with the completion of this offering.

(2)	Assumes shares of our common stock and units in our operating partnership will be outstanding immediately upon the completion of this offering, comprised of shares of our common stock, including shares of our common stock to be issued in the formation transactions, shares of our common stock to be issued in this offering and restricted shares of our common stock to be issued concurrently with the completion of this offering, and units in our operating partnership, including common units to be issued in the formation transactions and LTIP units to be issued concurrently with the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

We will acquire the ownership of our initial portfolio of properties by acquiring the entities that directly or indirectly own such properties or by acquiring interests in such entities through a series of merger transactions and contributions pursuant to merger agreements and contribution agreements with the entities which comprise our predecessor and private equity real estate funds controlled by our management company. We will also acquire substantially all of the other assets of our predecessor, including our management company’s investment and property management business and real estate fund investments, and all of the general partner interests in our predecessor’s private equity real estate funds that will continue holding assets following the formation transactions, which are currently held by our management company and members of our management, through these mergers and contributions.

Our predecessor and its owners, members of our management and the private equity real estate funds controlled by our management company that are contributing assets to us in the formation transactions will receive as consideration for such mergers and contributions an aggregate of                  shares of our common stock,              common units and                  in cash. Of this aggregate consideration, certain members of our management will receive                  shares of our common stock and                 common units, and members of the Otto family, who own and control our predecessor, will receive                  shares of our common stock,                  common units and $             in cash. The actual value of the consideration to be paid by us in the formation transactions, in the form of common stock and common units, ultimately will be determined at pricing based on the initial public offering price of our common stock. See “Structure and Formation of Our Company.”

Partnership Agreement

In connection with the formation transactions, we will enter into the partnership agreement for our operating partnership with those of our continuing investors that are receiving common units in the formation transactions. As a result, such persons will become limited partners of our operating partnership. Beginning on or after the date which is 14 months after the completion of this offering, each limited partner of our operating partnership, other than us, will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis; provided that each person or entity receiving common units in the formation transactions will be subject to indemnification obligations relating to New York real property transfer tax if such person or entity transfers more than 50.0% of the common units received in the formation transactions within two years after this offering. See “Description of the Partnership Agreement of Paramount Group Operating Partnership LP” for a summary of the terms of this partnership agreement.

60 Wall Street Option Agreement

In connection with the formation transactions, we will enter into option agreements with each of Fund II and Fund III, pursuant to which we will have the right to acquire their interests in a joint venture owning 60 Wall Street. We will have the right to acquire these interests at any time for up to two years after the completion of this offering at a purchase price based on the fair market value of the property, subject to a minimum floor price, and the net value of the other assets and liabilities of the joint venture on the date on which the option is exercised. In order to determine the fair market value of the property, we will obtain three independent appraisals from nationally recognized valuation firms and the fair market value will be deemed to be the average of the two highest appraisals; provided that the fair market value will be subject to a minimum floor price equal to 90% of the appraised value of the property as of December 31, 2013. We will have the right to acquire these interests for either cash or shares of our common stock, based on the then current market value. Our acquisition of these interests upon exercise of the option will be subject to Fund II and Fund III obtaining all applicable consents or waivers, including the consent or waiver of our joint venture partner and any lenders or tenants to the extent required. In addition, the purchase price will be increased to the extent we enter into any new lease or lease amendment at the property within 90 days after the closing that would have resulted in the fair market value of the property increasing by more than one percent if such lease or lease amendment had been in place as of the date of the appraisals used to determine the fair market value of the property.

Registration Rights

We will enter into a registration rights agreement pursuant to which certain of our continuing investors will have the right to cause us to register with the SEC the resale of the shares of our common stock that they receive in the formation transactions or the resale or primary issuance of the shares of our common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares. An aggregate of              shares of our common stock to be acquired in the formation transactions and shares of our common stock potentially issuable upon exchange of common units issued in the formation transactions are subject to the registration rights agreement.

Review and Approval of Future Transaction with Related Persons

Upon completion of the formation transactions and this offering, we expect our board of directors to adopt a Related Person Transaction Approval and Disclosure Policy for the review, approval or ratification of any related person transaction. We expect this policy to provide that all related person transactions, other than a transaction for which an obligation to disclose under Item 404 of Regulation S-K (or any successor provision) arises solely from the fact that a beneficial owner, other than the affiliates of our predecessor, of more than 5% of a class of the company’s voting securities (or an immediate family member of any such beneficial owner) has an interest in the transaction, must be reviewed and approved by a majority of the disinterested directors on our board of directors in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by a majority of the disinterested directors on the board of directors promptly after we recognize that such transaction constituted a related person transaction. Disinterested directors are directors that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our stockholders. The term “related person transaction” refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

Ownership Limit Waivers

Our charter prohibits any person or entity from actually or constructively owning shares in excess of     % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or     % in value of the aggregate of the outstanding shares of all classes and series of our stock. In connection with the formation transactions, we will grant waivers from the ownership limit contained in our charter to certain of our continuing investors to own up to              shares of our outstanding common stock in the aggregate. We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our operating partnership and its affiliates. Our investment objectives are to enhance stockholder value by increasing cash flow from operations, increase the value of our properties and maximize long-term stockholder value through stable dividends and share appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership and operation, directly or indirectly, by our operating partnership of the properties that we will own following the formation transactions. We intend to focus primarily on New York City, Washington, D.C. and San Francisco. Future investment or redevelopment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or redevelopment activities in a manner that is consistent with our qualification as a REIT. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures, private equity real estate funds or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, common units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Debt

While our portfolio consists of, and our business objectives emphasize, equity investments in office properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. Except through our general partner interests in Fund VIII and PGRESS, we do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in senior or subordinated mortgages secured by office properties or senior or subordinated mezzanine loans secured by the equity in owners of office properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment. We intend to make any such debt investments in a manner that is consistent with our qualification as a REIT.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

We may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives and our qualification as a REIT. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the office properties owned by such entities, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may dispose of some of our properties if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interests of us and our stockholders.

Financings and Leverage Policy

Upon completion of this offering, we may use significant amounts of cash to repay indebtedness, including mortgage indebtedness on certain of the properties in our portfolio. Other uses of proceeds from this offering are described in greater detail under “Use of Proceeds” elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions, redevelopments and operations, including, but not limited to, cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us or if we believe joint ventures or other partnering structures are more favorable to us compared with owning the properties outright. We may use the proceeds from our borrowings to acquire assets, to refinance existing debt or for general corporate purposes. We will seek to develop an investment-grade credit profile over time by reducing both our overall leverage and our use of secured debt.

Although we are not required to maintain any particular leverage ratio except as noted below, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds to make investments, to refinance existing debt, to make tenant or other capital improvements or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

As a result of German regulatory considerations, we have entered into agreements with certain continuing investors whereby for three years following completion of the formation transactions we have agreed that we will limit our indebtedness. Under the agreements we have agreed that we will not, and we will not permit any of our consolidated subsidiaries in which we directly or indirectly own 50% or more of the common equity interests, or consolidated subsidiaries to, incur indebtedness if, immediately after giving effect to the incurrence of such indebtedness and the application of the proceeds from such indebtedness on a pro forma basis, the aggregate principal amount of all such indebtedness is greater than 70% of the sum of the following: (i) the consolidated subsidiaries’ and our undepreciated real estate assets (valued at the greater of cost or then fair value excluding impairments) and all other assets, determined in accordance with GAAP, as of the last day of the then most recently ended fiscal quarter for which financial statements are available; and (ii) the aggregate purchase price of any real estate assets or mortgages receivable acquired, and the aggregate amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce indebtedness), by us or any consolidated subsidiary since the end of such fiscal quarter, including the proceeds obtained from the incurrence of such additional indebtedness. This limitation on our ability to incur indebtedness will not apply if, at the time of such incurrence, our total equity on a consolidated basis equals or exceeds 30% of our undepreciated real estate assets (valued at the greater of cost or then fair value excluding impairments) determined in accordance with GAAP as of the last day of the then most recently ended fiscal quarter for which financial statements are available. We do not believe these agreements will have a material impact on our operations, as we intend to limit our indebtedness to levels well below those permitted by these agreements.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, cash flows and market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities, and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. Any loan we make will be consistent with our qualification as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds from all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us.

We may in the future issue shares of our common stock or units in our operating partnership in connection with acquisitions of property, including in connection with our option to purchase 60 Wall Street. See “Business and Properties—60 Wall Street Option Agreement.”

We may, under certain circumstances and subject to there being funds legally available, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and in a manner consistent with our qualification as a REIT.

Conflict of Interest Policies

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units, which would make those transactions less desirable to them. We, as the general partner of a number of private equity real estate funds that we have sponsored, have fiduciary duties and obligations to those partnerships and their other partners under Delaware law and their respective partnership agreements in connection with the management of those partnerships. Our fiduciary duties and obligations, as the general partner of those private equity real estate funds, may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, we may identify certain properties for acquisition that may meet both our investment objectives and the investment objectives of a private equity real estate fund.

Conflicts of interest also may exist or could arise in the future in connection with transactions between us and a director or officer or between us and any other corporation or other entity in which any of our directors or officers is a director or has a material financial interest. Pursuant to the MGCL, a contract or other transaction between us and a director or officer or between us and any other corporation or other entity in which any of our directors or officers is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

We intend to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter and bylaws do not restrict any of our directors, director nominees, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Paramount Group Operating Partnership LP,” we expect, but are not obligated, to issue common stock to holders of common units upon exercise of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, the formation transactions or employment agreements, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. Our charter authorizes our board of directors, without stockholder approval, to (i) amend our charter to increase or decrease the aggregate number of authorized shares of stock of the company or the number of shares of any class or series of stock that the company has authority to issue; (ii) authorize us to issue additional shares of stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, the board of directors deems appropriate; and (iii) to classify and reclassify unissued shares of stock by setting or changing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership or the private equity real estate funds that we have sponsored. At all times, we intend to make investments in a manner consistent with our qualification as a REIT, unless, because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Company

We were incorporated in Maryland as a corporation on April 14, 2014 to continue the business of our predecessor. Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which substantially all of the assets of our predecessor will be contributed to our operating partnership, Paramount Group Operating Partnership LP, a Delaware limited partnership, and we will acquire common units in, and will become the sole general partner of, our operating partnership. Additionally, we will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

Our Operating Partnership

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. Upon completion of the formation transactions and this offering,             common units and          LTIP units in our operating partnership will be outstanding, and we will own     % of the total outstanding common units. In connection with the formation transactions, our operating partnership will be formed and the other entities that directly or indirectly own our properties prior to the formation transactions will contribute them, directly or indirectly, to our operating partnership. In connection with the formation transactions, we will also enter into the partnership agreement with those of our continuing investors that will own common units after the formation transactions.

Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. We will generally have the exclusive power under the partnership agreement to manage and conduct the business and affairs of our operating partnership as sole general partner, subject to certain approval and voting rights of the limited partners, which are described more fully in the section “Description of the Partnership Agreement of Paramount Group Operating Partnership LP.”

Beginning on or after the date which is 14 months after the completion of this offering, each limited partner of our operating partnership, other than our company or our subsidiaries, will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis. With each redemption of common units by the limited partners of our operating partnership, our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Paramount Group Operating Partnership LP.”

Our Predecessor

Our predecessor is a combination of entities controlled by members of the Otto family, including Paramount Group, Inc., a Delaware corporation, or our management company. Our predecessor holds various assets, including interests in the following 13 properties which will be contributed to us in connection with the formation transactions: (i) one wholly owned property (Waterview), (ii) three partially owned properties (1325 Avenue of the Americas, 712 Fifth Avenue and 718 Fifth Avenue), and (iii) nine properties wholly or partially owned by private equity real estate funds controlled by our management company, including one property (900 Third Avenue) that is also partially owned directly by our predecessor. Our predecessor, through our management company, controls nine primary private equity real estate funds, including the funds that will contribute their interests in properties described above to us, as well as their associated parallel and feeder funds. Our predecessor also includes the management business of our management company, which sponsored these funds and manages their real estate interests.

Formation Transactions

Upon the consummation of the formation transactions and this offering, substantially all of the assets of our predecessor and all of the assets of four of the primary private equity real estate funds (and their associated parallel and feeder funds) controlled by our management company, other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza, will be contributed to us in exchange for a combination of shares of our common stock, common units and cash. These formation transactions are designed to:

•	combine the ownership of our portfolio, which is currently owned by our predecessor and private equity real estate funds controlled by our predecessor, together with our management company, under our company and our operating partnership;

•	facilitate this offering;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014;

•	defer the recognition of taxable gain by certain continuing investors; and

•	enable continuing investors to obtain liquidity for their investments.

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering:

•	Paramount Group, Inc. was formed as a Maryland corporation on April 14, 2014.

•	Paramount Group Operating Partnership LP, our operating partnership, will be formed and we will be the sole general partner of our operating partnership.

•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their option to purchase additional shares of our common stock in full. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

•	We will acquire the ownership of our initial portfolio of properties by acquiring the entities that directly or indirectly own such properties or by acquiring interests in such entities through a series of merger transactions and contributions pursuant to merger agreements and contribution agreements with the entities which comprise our predecessor or their owners and private equity real estate funds controlled by our management company.

•	We will also acquire substantially all of the other assets of our predecessor, including our management company’s investment and property management business and real estate fund investments, and all of the general partner interests in our predecessor’s private equity real estate funds that will continue holding assets following the formation transactions, which are currently held by our management company and members of our management, though these mergers and contributions.

•	Our predecessor and its owners, members of our management and the private equity real estate funds controlled by our management company that are contributing assets to us in the formation transactions will receive as consideration for such mergers and contributions an aggregate of shares of our common stock, common units and in cash. The actual value of the consideration to be paid by us in the formation transactions, in the form of common stock and common units, ultimately will be determined at pricing based on the initial public offering price of our common stock.

•	Each of the entities comprising our predecessor and the private equity real estate funds controlled by our management company that are contributing assets to us in the formation transactions will make representations, warranties and covenants to us in the applicable contribution and merger agreements regarding the entities and assets we are acquiring in the formation transactions and we will be indemnified in an amount up to for claims made with respect to breaches of such representations, warranties or covenants within after the completion of this offering.

•	Each person or entity receiving shares of our common stock or common units will enter into an agreement to indemnify us for the applicable share of any New York real property transfer tax that is triggered if such person or entity transfers more than 50% of the shares of our common stock or common units received in the formation transactions within two years after this offering. This indemnification obligation will be secured by 50% of each person’s or entity’s shares of our common stock or common units received in the formation transactions, except that each person or entity will be permitted to have such shares or our common stock or common units released from this indemnification obligation by posting satisfactory alternative collateral. If all of these shares of our common stock or common units were transferred within two years after this offering, the New York real property transfer tax that would be triggered would equal approximately $ million.

•	The current management team of our management company will become our senior management team, and the current investment and property management professionals employed by our management company will become our employees.

•	We will execute an option agreement with two of the private equity real estate funds controlled by our management company granting us the right to acquire their interests in a joint venture owning 60 Wall Street. See “Business and Properties—60 Wall Street Option Agreement.”

•	In connection with the foregoing transactions, we have adopted an equity-based incentive award plan and other incentive plans for our directors, officers, employees and consultants. An aggregate of shares of our common stock will be available for issuance under awards granted pursuant to the 2014 Equity Incentive Plan. See “Executive and Director Compensation—Executive Compensation—Equity Incentive Plan.”

•	We will enter into a registration rights agreement pursuant to which certain of our continuing investors will have the right to cause us to register with the SEC the resale of the shares of our common stock that they receive in the formation transactions or the resale or primary issuance of the shares of our common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares.

•	In connection with the foregoing transactions, we expect to enter into employment agreements with certain of our executive officers that will become effective as of the completion of this offering, which will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. See “Executive and Director Compensation—Executive Compensation—Employment Agreements.”

Our Structure

The following diagram depicts our expected ownership structure upon completion of the formation transactions and this offering. Our operating partnership will own the various properties in our portfolio directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

(1)	Excluding the Otto family and members of our management and directors.
(2)	Certain assets are held in joint ventures with third party investors.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the terms of the capital stock of our company. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.” References in this section to “we,” “our,” “us” and “our company” refer to Paramount Group, Inc.

General

Our charter provides that we may issue             shares of our common stock, $0.01 par value per share, referred to as common stock, and             shares of preferred stock, $0.01 par value per share, referred to as preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of the formation transactions, this offering and the other transactions described in this prospectus,             shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and nonassessable and all of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our charter restrictions on the transfer and ownership of our stock.

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. In contested elections, directors are elected by a plurality of all of the votes cast in the election of directors and in uncontested elections, a director is elected if he or she receives more votes for his or her election than votes against.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters, except that the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of our common or preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

Our charter authorizes our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of our common or preferred stock and to classify or reclassify unissued shares of our common or preferred stock and thereafter to issue such classified or reclassified shares of stock. These charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. See “Material Provisions of Maryland Law and Our Charter and Bylaws—Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules by five or fewer “individuals” (as defined in the Code to include certain entities, such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and to continue to qualify as a REIT. The relevant sections of our charter provide that no person or entity may actually own or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than             % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or             % in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. Subject to the exceptions described below, our charter further prohibits any person or entity from actually or constructively owning shares in excess of these limits. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record owner of such shares, is referred to as a “prohibited owner.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than             % in value of our outstanding stock or less than             % in the value or number of our outstanding common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of             % of our outstanding common stock and thereby violate the applicable ownership limit.

Our charter provides that, upon request, our board of directors may, prospectively or retroactively, waive the ownership limit with respect to a particular stockholder. In granting such waiver, our board of directors may also require the stockholder receiving such waiver to make certain representations, warranties and covenants related to our ability to qualify as a REIT.

As a condition of such waiver, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings as are reasonably necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception. In connection with the formation transactions, our board of directors will grant waivers to certain of our continuing investors to own up to             shares of our outstanding common stock in the aggregate, which will equal             % of our outstanding common stock upon completion of the formation transactions and this offering. We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

Our charter further prohibits:

•	any person from owning shares of our stock if such ownership would result in our failing to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership limitation provisions or such other limitation as established by our board of directors, would result in us being “closely held” within the meaning of Section 856(h) of the Code or would result in our failing to qualify as a REIT, then that number of shares in excess of the ownership limit or causing us to fail to qualify as a REIT (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our failing to qualify as a REIT, then our charter provides that the transfer of shares resulting in such violation will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

The trustee must sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or any of the other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of: (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the fair market value of such shares on the day of the transfer or other event that resulted in the transfer of such shares to the trust), and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions paid to the prohibited owner and owed by the prohibited owner before our discovery that the shares had been transferred to the trust and that is owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors will take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitation provisions. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “PGRE.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for the shares of our common stock to be             .

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF PARAMOUNT GROUP OPERATING PARTNERSHIP LP

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Paramount Group Operating Partnership LP, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” References in this section to “we,” “our,” “us” and “our company” refer to Paramount Group, Inc.

Management

We are the sole general partner of our operating partnership, which is organized as a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, make distributions to partners, and to cause changes in our operating partnership’s business activities. The partnership agreement will require that our operating partnership be operated in a manner that permits us to qualify as a REIT.

Transferability of General Partner Interests; Extraordinary Transactions

We may voluntarily withdraw from our operating partnership or transfer or assign our interest in our operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets without obtaining the consent of limited partners if either:

•	we are the surviving entity in the transaction and our stockholders do not receive cash, securities or other property in the transaction;

•	as a result of such a transaction, all limited partners (other than our company), will receive for each common unit an amount of cash, securities and other property equal in value to the greatest amount of cash, securities and other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of common units (other than those held by our company or its subsidiaries) shall be given the option to exchange its common units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	if immediately after such a transaction (i) substantially all of the assets of the successor or surviving entity, other than common units held by us, are owned, directly or indirectly, by our operating partnership or another limited partnership or limited liability company, which we refer to as the surviving partnership; (ii) the rights, preferences and privileges of the limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership (who have, in either case, the rights of a common equity holder); and (iii) such rights of the limited partners include the right to exchange their common units in the surviving partnership for at least one of: (A) the consideration paid in the transaction to a holder of shares of our common stock or (B) if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the shares of our common stock as of the time of the transaction.

We also may transfer all or any portion of our general partner interest to a wholly owned subsidiary and following such transfer may withdraw as the general partner.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in the partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the common units (including the common units held by our company and our affiliates) and, if such amendments would modify certain provisions of the partnership agreement relating to distributions, allocations, and redemptions, among others, the consent of a majority in interest of the common units held by limited partners (other than our company and our affiliates) is required if such an amendment would disproportionately affect such limited partners. In addition, any amendment to the partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring such interest) or modify the limited liability of a limited partner would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds from this offering and substantially all assets directly acquired by us in connection with the formation transactions as our initial capital contribution in exchange for common units. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, if we issue any additional equity securities, we are obligated to contribute the proceeds from such issuance as additional capital to our operating partnership and we will receive additional common units with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our operating partnership, we generally will revalue the property of our operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, any future limited partners, other than our company or our subsidiaries, will receive redemption rights, which will enable them to cause our operating partnership to redeem the common units held by such limited partners in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash redemption amount per common unit would be based on the market price of our common stock at the time of redemption. The number of shares of our common stock issuable upon redemption of common units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash redemptions, if any, out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner could cause:

•	the redeeming partner or any other person to violate any of the restrictions on ownership and transfer of our stock contained in our charter;

•	a termination of our operating partnership for U.S. federal or state income tax purposes (except as a result of the redemption of all common units other than those owned by us);

•	our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all common units other than those owned by us);

•	our operating partnership to become, with respect to any employee benefit plan subject to Title I of Employee Retirement Income Security Act of 1974, or ERISA, a “party-in-interest”(as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code);

•	any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

•	our operating partnership to become a “publicly traded partnership,” as such term is defined in Section 7704(b) of the Code, that is taxable as a corporation under Section 7704 of the Code;

•	our operating partnership to be regulated under the 1940 Act, the Investment Advisors Act of 1940, as amended, or ERISA; or

•	an adverse effect on our ability to continue to qualify as a REIT or any taxes to become payable by us under Section 857 or Section 4981 of the Code.

We may, in our sole and absolute discretion, waive any of these restrictions.

Reimbursement of Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation and continuity of existence and operation;

•	all expenses relating to offerings, registrations and repurchases of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all expenses for compensation of our directors, director nominees, officers and employees; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage our company in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, will have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our operating partnership expressly will acknowledge that, as the general partner of our operating partnership, we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, we, as the general partner, will be under no obligation to give priority to the separate interest of (i) the limited partners in our operating partnership (including, without limitation, tax considerations of our limited partners except as provided in a separate written agreement) or (ii) our stockholders.

Distributions

The partnership agreement will provide that, subject to the terms of any preferred partnership interests, our operating partnership will make non-liquidating distributions at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our operating partnership. We will be subject to prohibitions if we are in default under the senior unsecured revolving credit facility we intend to enter into in connection with this offering as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview.”

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership, subject to certain allocations to be made with respect to LTIP units as described below or the terms of any preferred partnership interests. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit and subject to contractual constraints required by agreements we enter into with the contributing parties in the formation transactions, we, as the general partner, shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to any contributed property acquired in connection with this offering or thereafter for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to properties that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners.

LTIP Units

We may cause our operating partnership to issue LTIP units, which are intended to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes, to persons providing services to our operating partnership. LTIP units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP units issued. Generally, LTIP units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the common units on a per unit basis.

As with common units, liquidating distributions with respect to LTIP units are made in accordance with the positive capital account balances of the holders of these LTIP units to the extent associated with these LTIP units. However, unlike common units, upon issuance, LTIP units will have a capital account equal to zero. Upon the sale of all or substantially all of the assets of our operating partnership or a book-up event for tax purposes in which the book values of our operating partnership’s assets are adjusted, holders of LTIP units will be entitled to priority allocations of any book gain that may be allocated by our operating partnership to increase the value of their capital accounts associated with their LTIP units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the common units. The amount of these priority allocations will determine the liquidation value of the LTIP units. In addition, once the capital account associated with a vested LTIP unit has increased to equal, on a per unit basis, the capital accounts associated with the common units, that LTIP unit, generally, may be converted into a common unit. The book gain that may be allocated to increase the capital accounts associated with LTIP units is comprised of unrealized gain, if any, inherent in the property of our operating partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events, generally, include, among other things, the issuance or redemption by a partnership of more than a de minimis amount of partnership interests.

LTIP units are not entitled to the redemption right described above, but any common units into which LTIP units are converted are entitled to this redemption right. LTIP units, generally, vote with the common units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP units.

Term

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the sale or other disposition of all or substantially all of the assets of our operating partnership;

•	an election by us in our capacity as the general partner; or

•	entry of a decree of judicial dissolution.

Tax Matters

Our partnership agreement will provide that we, as the sole general partner of our operating partnership, will be the tax matters partner of our operating partnership and will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law and provisions of our charter and bylaws that will be in effect prior to the completion of this offering. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law, for a more complete understanding of these provisions. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.” References in this section to “we,” “our,” “us” and “our company” refer to Paramount Group, Inc.

Number of Directors; Vacancies

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the MGCL, which is one.

Our bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Annual Elections; Majority Voting

Each of our directors will be elected by our stockholders to serve for a one-year term and until his or her successor is duly elected and qualifies. Our bylaws provide for majority voting in uncontested director elections. Pursuant to our bylaws, in a contested election, directors are elected by a plurality of all of the votes cast in the election of directors, and in an uncontested election, a director is elected if he or she receives more votes for his or her election than votes against his or her election. Under our corporate governance guidelines, any director who fails to be elected by a majority vote in an uncontested election is required to tender his or her resignation to our board of directors, subject to acceptance. Our nominating and corporate governance committee will make a recommendation to our board of directors on whether to accept or reject the resignation, or whether other action should be taken. Our board of directors will then act on our nominating and corporate governance committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of election results. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director’s successor is duly elected and qualifies. The director who tenders his or her resignation will not participate in our board’s decision.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. “Cause” is defined in our charter to mean conviction of a director of a felony or a final judgment of a court of competent jurisdiction holding that a director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter and for cause and (2) filling the vacancies created by such removal with their own nominees.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders shall be called by the secretary of the corporation upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. In addition, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. However, we cannot assure you that our board of directors will not recommend to stockholders that the board of directors alter or repeal this resolution in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless appraisal rights are eliminated under the charter. Our charter eliminates all appraisal rights of stockholders.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock.

Appraisal Rights

The MGCL provides that stockholders may exercise appraisal rights unless appraisal rights are eliminated under a company’s charter. Our charter generally eliminates all appraisal rights of stockholders.

Subtitle 8

Under Subtitle 8 of Title 3 of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three directors who are not officers or employees of the corporation, and who are not affiliated with a person who is seeking to acquire control of the corporation, may elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board requirement;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a requirement for the calling of a special meeting of stockholders only at the written request of stockholders entitled to cast at least a majority of the votes at the meeting.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast in the election of directors for the removal of any director from the board, which removal also requires cause, (b) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, (c) provide that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and (d) require, unless called by the chairman of our board of directors, chief executive officer, president or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in our charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions, may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws, except the following bylaw provisions, each of which may be amended only with the affirmative vote of a majority of the votes cast on such amendment by holders of outstanding shares of our common stock:

•	provisions opting out of the control share acquisition provisions of the MGCL; and

•	provisions prohibiting our board of directors without the approval of a majority of the votes entitled to be the cast by holders of outstanding shares of our common stock, from revoking altering or amending any resolution, or adopting any resolution inconsistent with any previously-adopted resolution of our board of directors, that exempts any business combination between us and any other person or entity from the business combination provisions of the MGCL.

Transactions Outside the Ordinary Course of Business

We generally may not merge with or into or consolidate with another company, sell all or substantially all of our assets or engage in a statutory share exchange unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

No Shareholder Rights Plan

We have no shareholder rights plan. In the future, we do not intend to adopt a shareholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we submit the shareholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Dissolution of Our Company

The voluntary dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or our board of directors. Additionally, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws; and

•	with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•	provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain actions, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Action by Stockholders

Our charter provides that stockholder action can be taken at an annual or special meeting of stockholders, or by written consent in lieu of a meeting only if such consent is approved unanimously. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders and the calling of a stockholder-requested special meeting of stockholders, may have the effect of delaying consideration of a stockholder proposal.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The provisions of the MGCL, our charter and our bylaws described above including, among others, the restrictions on ownership and transfer of our stock, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt in to the provisions of Subtitle 8 of Title 3 of the MGCL providing for a classified board of directors or if our stockholders were to vote to amend our bylaws to opt in to the business combination provisions of the MGCL or the control share acquisition provisions of the MGCL, these provisions of the MGCL could provide us with similar anti-takeover effects.

Exclusive Forum

Our bylaws contain a provision designating the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division) as the sole and exclusive forum for derivative claims brought on our behalf, claims against any of our directors, officers or other employees alleging a breach of duty owed to us or our stockholders, claims against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws, claims against us or any of our directors, officers or other employees governed by the internal affairs doctrine, and any other claims brought by or on behalf of any stockholder of record or any beneficial owner of our common stock (either on his, her or its own behalf or on behalf of any series or class of shares of our stock or any group of our stockholders) against us or any of our directors, officers or other employees, unless we consent to an alternative forum.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s ultimate entitlement to indemnification, to:

•	any present or former director who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while serving as our director and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our executive officers, directors and director nominees, whereby we agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

Insofar as the foregoing provisions permit indemnification of directors, director nominees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to obtain an insurance policy under which our directors, director nominees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of the formation transactions and this offering, we will have outstanding             shares of our common stock (             shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Of these shares, the             shares sold in this offering (             shares if the underwriters exercise their option to purchase additional shares of our common stock in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining             shares of our common stock to be issued in the formation transactions will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described below.

In addition, upon completion of the formation transactions and this offering,             shares of our common stock will be reserved for issuance upon exchange of common units and             shares will be available for future issuance under the 2014 Equity Incentive Plan, excluding              shares of restricted common stock but including shares of common stock reserved for issuance upon exchange of LTIP units intended to be granted to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. We can provide no assurance as to: (1) the likelihood that an active market for the shares of our common stock will develop; (2) the liquidity of any such market; (3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Our Common Stock.”

For a description of certain restrictions on transfers of the shares of our common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (1) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three month period, more than the following number of shares:

•	1.0% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their option to purchase additional shares of our common stock in full);

•	the average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•	the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four week period described in the preceding bullet.

Redemption Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of common units to certain of our continuing investors. Beginning on or after the date which is 14 months after the completion of this offering, each limited partner of our operating partnership, other than us, will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis; provided that each person or entity receiving common units in the formation transactions will be subject to indemnification obligations relating to New York real property transfer tax if such person or entity transfers more than 50.0% of the common units received in the formation transactions within two years after this offering. See also “Structure and Formation of Our Company—Our Operating Partnership.”

Registration Rights

In connection with the formation transactions, we will enter into a registration rights agreement pursuant to which certain of our continuing investors will have the right to cause us to register with the SEC the resale of the shares of our common stock that they receive in the formation transactions or the resale or primary issuance of the shares of our common stock that they may receive in exchange for the common units that they receive in the formation transactions and facilitate the offering and sale of such shares. An aggregate of              shares of our common stock to be acquired in the formation transactions and              shares of our common stock potentially issuable upon exchange of common units issued in the formation transactions are subject to the registration rights agreement.

2014 Equity Incentive Plan

We intend to adopt the 2014 Equity Incentive Plan prior to the completion of this offering pursuant to which we may grant equity incentive awards to our executive officers, directors, employees and consultants. We have initially reserved              shares of our common stock for issuance under the 2014 Equity Incentive Plan. Upon completion of this offering, we will issue an aggregate of              shares of restricted common stock and              LTIP units to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan.

Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2014 Equity Incentive Plan. Shares of our common stock issued under this registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

We, our directors, director nominees and executive officers and the continuing investors that are receiving shares of common stock in the formation transactions have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and these other persons may not, directly or indirectly, without the prior written consent of             , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any common stock or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of common stock or securities convertible into or exercisable or exchangeable for common stock, (3) exercise any rights with respect to the registration of any of the locked-up securities, or (4) file, or cause to be filed, any registration statement under the Securities Act with respect to the locked-up securities. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations relating to the qualification and taxation of Paramount Group, Inc. as a REIT and relating to the purchase, ownership and disposition of common stock of Paramount Group, Inc.

Because this is a summary that is intended to address only certain material U.S. federal income tax consequences relating to the ownership and disposition of our common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trust, an estate, a regulated investment company, a REIT, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, a person holding their interest through a partnership or similar pass-through entity, a person subject to the alternative minimum tax provisions of the Code, a person holding our common stock as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment, a person who marks-to market our common stock, a U.S. expatriate, a U.S. stockholder (as defined below) whose functional currency is not the U.S. dollar, or are otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local, or non-U.S. tax considerations;

•	this summary assumes that stockholders hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	this summary does not address U.S. federal income tax considerations applicable to tax-exempt organizations and non-U.S. persons, except to the limited extent described below; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your particular tax situation, including any state, local, or non-U.S. tax consequences.

For purposes of this discussion, references to “we,” “us” or “our,” and any similar terms, refer solely to Paramount Group, Inc. and not our operating partnership.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion which do not bind the IRS or the courts, and that a court could agree with the IRS.

Classification and Taxation of Paramount Group, Inc. as a REIT

We intend to elect and to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

We believe that our form of organization and our operations through the date hereof and our proposed ownership, organization and method of operations thereafter have enabled and will enable to us to qualify as a REIT beginning with our 2014 taxable year. In connection with this offering, we will receive an opinion of our tax counsel, Goodwin Procter LLP, to the effect that (i) commencing with our taxable year ending December 31, 2014 we have been organized in conformity with the requirements for qualification as a REIT and (ii) our prior and proposed organization, ownership and method of operation as represented by management have enabled and will enable us to satisfy the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2014. This opinion will be based on representations made by us as to certain factual matters relating to our organization and our prior and intended or expected ownership and method of operation. Goodwin Procter LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we have operated and will operate in accordance with such representations and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below. Goodwin Procter LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain qualified as a REIT, and no assurance can be given that we have satisfied and will satisfy such tests for our taxable year ending December 31, 2014 or for any future period. Also, the opinion of Goodwin Procter LLP is not binding on the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters addressed in its opinion, the factual representations or assumptions on which the conclusions in the opinion are based, or of any subsequent change in applicable law.

So long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

•	Under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

•	If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

•	If we have net income from “prohibited transactions” we will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years.

•	We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by our TRSs) if arrangements among us, our tenants, and/or our TRSs are not comparable to similar arrangements among unrelated parties.

•	We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into us. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during a 10-year period beginning on the date on which we acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax, sometimes called the “sting tax,” at the highest regular corporate tax rate, which is currently 35%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. The formation transactions include mergers with, and the acquisition of assets from, certain Otto family corporations, as a result of which we will acquire assets in transactions intended to be carry-over basis transactions. See “—Sting Tax on Built-in Gains of Former C Corporation Assets.”

•	We are responsible for any tax liabilities of any of the Otto family corporations that we acquire by merger or a 100% stock purchase.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid with an adjustment made to increase the stockholders’ basis in our stock.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs, the earnings of which would be subject to U.S. federal corporate income tax.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

We intend to elect REIT status and qualify to be taxed as a REIT under the Code effective with our 2014 taxable year. In order to so qualify, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and distributions of income to stockholders, beginning with our 2014 taxable year unless otherwise noted.

The Code defines a REIT as a corporation, trust, or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals”, as defined in the Code to include specified entities;

(7)	which makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	which uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and

(9)	which meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3), and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in our case, will be 2014). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation, and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we will issue as part of this offering sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

Our 2014 taxable year began on our formation date of April 14, 2014. Accordingly, our qualification as a REIT depends on our compliance with the REIT rules starting on our formation date and includes periods preceding the date of this offering.

Non-REIT Accumulated Earnings and Profits

As a REIT, we may not have any undistributed non-REIT earnings and profits at the end of any taxable year, including our first REIT taxable year ending December 31, 2014. Such non-REIT earnings and profits would include any accumulated earnings and profits of the Otto family corporations acquired by us in the formation transactions through mergers that qualify as tax-free reorganizations or through acquisitions of 100% of the stock of the corporation. Accordingly, in order to qualify as a REIT beginning with our 2014 taxable year, by the close of 2014 we must distribute any accumulated non-REIT earnings and profits inherited from those corporations.

Based on our estimates, we believe that the Otto family corporations will make sufficient distributions prior to the formation transactions and that we will make sufficient distributions in 2014 following the formation transactions so that we will not have any undistributed non-REIT earnings and profits at the end of 2014.

It must be emphasized, however, that there can be no assurance that the IRS would not, upon subsequent examination, propose adjustments to our calculations of undistributed non-REIT earnings and profits. The determination of the amounts of any such non-REIT earnings and profits is a complex factual and legal determination, especially in the case of corporations, like the Otto family corporations, that have been in operation for many years. The Otto family corporations do not have complete information regarding the calculation of such non-REIT earnings and profits for all periods, and they or we (or our accountants) may interpret the applicable law related to such calculations or the treatment of various distributions differently from the IRS. Although we have retained accountants to compute the various amounts of earnings and profits, their calculations are based in large part on tax returns and other information provided by us and the Otto family corporations which they have not independently verified. In rendering its opinion regarding our qualification as a REIT, Goodwin Procter LLP is relying on our calculations of earnings and profits.

If it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first taxable year as a REIT or at the end of any subsequent taxable year, we would fail to qualify as a REIT.

Taxable REIT Subsidiaries

Our TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. In addition, if one of our TRSs owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. A TRS is a corporation subject to U.S. federal income tax, and state and local income tax, where applicable, as a regular C corporation.

Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments in excess of a certain amount made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants, and/or the TRS are not comparable to similar arrangements among unrelated parties. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets.

We may own interests in one or more TRSs that may perform certain services for our tenants, receive management fee income and/or hold interests in joint ventures and private equity real estate funds that might hold assets or generate income could cause us to fail the REIT income or asset tests or subject us to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes. Although we do not expect any non-U.S. TRSs (or other non-U.S. subsidiaries) to incur significant U.S. income taxes, any such non-U.S. entities may incur significant non-U.S. taxes.

Subsidiary REITs

If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.

Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT

A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below. Thus, our proportionate share of the assets and items of income of our operating partnership, including our operating partnership’s share of the assets, liabilities and items of income of any subsidiary partnership (or other entity treated as a partnership for U.S. federal income tax purposes) in which our operating partnership holds an interest, will be treated as our assets, liabilities and items of income for purposes of applying the REIT income and asset tests. As a result, to the extent that our operating partnership holds interests in partnerships that it does not control, our operating partnership may need to hold such interests through TRSs.

If a REIT owns a corporate subsidiary (including an entity which is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries will not be subject to U.S. federal income taxation, but may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

Income Tests Applicable to REITs

To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain other income and gains, described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate assets, dividends paid by another REIT, and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains, described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities.

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We have not derived, and do not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in any such case or in the aggregate in sufficient amounts to jeopardize our status as REIT. We also have not derived, and do not anticipate deriving, impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT. Our operating partnership and its subsidiaries may receive other amounts of nonqualifying income, such as management fees, but we intend to structure our interests in those sources of nonqualifying income as needed to preserve our REIT status, such as by conducting management activities that might earn excessive amounts of management fees though a TRS.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attached a schedule of the sources of our income to our federal income tax return, and otherwise comply with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. As discussed under “—Classification and Taxation of Paramount Group as a REIT,” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests Applicable to REITs

At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1)	at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. Real estate assets include shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt;

(2)	not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;

(3)	except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as “real estate assets” for purposes of the test described in clause (1) or securities of our TRSs: the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer’s outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4)	not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

We believe that our assets comply with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs or hold significant non-real estate assets (such as certain goodwill), and we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the thirty-day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests and paying a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset at the time we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income. See “—Sting Tax on Built-in Gains of Former C Corporation Assets” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to U.S. federal income tax on these retained amounts at regular corporate tax rates.

We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1)	85% of our REIT ordinary income for the year;

(2)	95% of our REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, we may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of taxable stock dividends or (v) use cash reserves, in order to comply with the REIT distribution requirements.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Sting Tax on Built-in Gains of Former C Corporation Assets

If a REIT acquires an asset from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (e.g., a tax-free reorganization under Section 368(a) of the Code), the REIT may be subject to an entity-level sting tax upon a taxable disposition during a 10-year period following the acquisition date. The amount of the sting tax is determined by applying the highest regular corporate tax rate, which is currently 35%, to the lesser of (i) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as “built-in gain.”

As part of the formation transactions, we will acquire assets with built-in gain through mergers with certain Otto family corporations. Each of those mergers is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, with the result that we will take a carryover tax basis in the assets acquired through such mergers. As part of the formation transactions we also may acquire 100% of stock of certain other Otto family corporations that will become our qualified REIT subsidiaries upon acquisition by us and as a result of which we will be treated as acquiring their assets in a carry-over basis transaction. Any such assets acquired by us in carry-over basis transactions will be subject to sting tax upon a taxable disposition of any such assets during the applicable 10-year recognition period.

We currently do not expect to dispose of any assets acquired in the formation transactions if such a disposition would result in the imposition of a material sting tax liability. We cannot, however, assure you that we will not change our plans in this regard. We estimate the maximum amount of built-in gain potentially subject to such sting tax is approximately $          , which corresponds to a maximum potential tax of approximately $          .

Prohibited Transactions

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of owning and operating properties and to make sales of properties that are consistent with our investment objectives, however, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to U.S. federal income tax at regular corporate income tax rates. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions and Foreign Currency Gains

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (i) made in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets or (ii) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain), which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided we do not deal in or engage in substantial and regular trading in securities.

Investments in Loans

If the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan may not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that our mortgage loans were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT.

We may originate or acquire mortgage or mezzanine loans. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

Tax Aspects of Our Operating Partnership

In General. We will own all or substantially all of our assets through our operating partnership, and our operating partnership in turn will own a substantial portion of its assets through interests in various partnerships and limited liability companies.

Except in the case of subsidiaries that have elected REIT or TRS status, we expect that our operating partnership and its partnership and limited liability company subsidiaries will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships for U.S. federal income tax purposes are treated as “pass-through” entities which are not required to pay U.S. federal income taxes. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our allocable share of the foregoing items for purposes of computing our REIT taxable income, based on the applicable operating agreement. For purposes of applying the REIT income and asset tests, we will include our pro rata share of the income generated by and the assets held by our operating partnership, including our operating partnership’s share of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes, based on our capital interests in such entities. See “—Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT.”

Our ownership interests in such subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If our operating partnership or one or more of its subsidiary partnerships or limited liability companies intended to be taxed as partnerships, were treated as an association, it would be taxable as a corporation and would be subject to U.S. federal income taxes on its income. In that case, the character of the entity and its income would change for purposes of the asset and income tests applicable to REITs, and could prevent us from satisfying these tests. See “—Asset Tests Applicable to REITs” and “—Income Tests Applicable to REITs.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify as a REIT” for a discussion of the effect of our failure to meet these tests for a taxable year.

We believe that our operating partnership and other subsidiary partnerships and limited liability companies that do not elect REIT or TRS status have been and/or will be classified as partnerships or disregarded entities for U.S. federal income tax purposes, and the remainder of the discussion under this section “—Tax Aspects of Our Operating Partnership” is based on such classification.

Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

A partnership will not be treated as a publicly traded partnership if it qualifies for certain safe harbors, one of which applies to certain partnerships with fewer than 100 partners.

There is a risk that the right of a holder of operating partnership common units to redeem the units for cash (or common stock at our option) could cause operating partnership common units to be considered readily tradable on the substantial equivalent of a secondary market, and we may not be eligible for a safe harbor at all times. If our operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consists of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. We believe that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were classified as a publicly traded partnership. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences will cause our operating partnership to fail the 90% gross income test applicable to publicly traded partnerships.

Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members for U.S. federal income tax purposes. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of their partners or members. If an allocation is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in our operating partnership and its partnership subsidiaries are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. In general, when property is contributed to a partnership in exchange for a partnership interest, the partnership inherits the carry-over tax basis of the contributing partner in the contributed property. Any difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution is referred to as a “book-tax difference.” Under Section 704(c) of the Code, income, gain, loss and deduction attributable to property with a book-tax difference that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time-to-time, so that, to the extent possible under the applicable method elected under Section 704(c) of the Code, the non-contributing partners receive allocations of depreciation and gain or loss for tax purposes comparable to the allocations they would have received in the absence of book-tax differences. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Similar tax allocations are required with respect to the book-tax differences in the assets owned by a partnership when additional assets are contributed in exchange for a new partnership interest.

As part of the formation transactions, certain private equity real estate funds controlled by our predecessor will contribute appreciated property to our operating partnership in exchange for common units, and our operating partnership may accept additional contributions from owners of appreciated property in the future. In addition, we will also contribute certain appreciated property to our operating partnership in connection with the formation transactions, including appreciated property acquired by mergers intended to be treated as tax-free reorganizations under the Code and property acquired in deemed tax-free liquidations when we purchase 100% of the stock of a corporation that becomes a qualified REIT subsidiary. Consequently, the agreement of limited partnership of our operating partnership will require such allocations to be made in a manner consistent with Section 704(c) of the Code. As a result of such tax allocations and the carry-over basis of assets we contribute to our operating partnership, we may be allocated lower amounts of depreciation and other deductions for tax purposes, and possibly greater amounts of taxable income in the event of a disposition, as compared to our share of such items for economic or book purposes. Thus, these rules may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Annual Distribution Requirements Applicable to REITs.

Withholding Obligations with respect to Non-U.S. Partners. With respect to each non-U.S. limited partner, our operating partnership generally will be required to withhold at rates of 20%-35% with respect to the non-U.S. limited partner’s share of our operating partnership income (with the rate varying based on the character of the items comprising the income and the status of the limited partner for U.S. federal income tax purposes), regardless of the amounts distributed to such non-U.S. limited partner. We will be liable for any under withholdings (including interest and penalties). Given our status as a REIT and our need to distribute income currently, we generally expect our operating partnership to make distributions on units sufficient to cover a non-U.S. limited partner’s withholding obligations. However, as a result of allocations with respect to book-tax differences, non-U.S. limited partners who were formerly investors in the private equity real estate funds controlled by our predecessor may be allocated a disproportionate share of gain on sales of assets, or reduced amounts of depreciation, which could cause their withholding amounts to exceed their share of distributions for the applicable period. It is also possible that we might be obligated to withhold with respect to a non-U.S. limited partner’s share of gain on a disposition generally qualifying for nonrecognition and with respect to which our operating partnership is not making distributions. Our operating partnership will have to make the withholding payments in any event even if the withholding obligation exceeds a limited partner’s share of distributions. Unless it can recover the excess withholdings from the limited partner, our operating partnership will have to find other sources of cash to fund excess withholdings.

As successor to the private equity real estate funds controlled by our predecessor, our operating partnership could be held liable if a private equity real estate fund failed to properly withhold for prior periods or with respect to the formation transactions. While we believe that we and our predecessor partnerships have complied with the applicable withholding requirements, the determination of the amounts to be withheld is a complex legal determination, depends on provisions of the Code that have little guidance and the treatment of certain aspects of the formation transactions under the withholding rules are uncertain. Accordingly, we may interpret the applicable law differently from the IRS.

Failure to Qualify as a REIT

In the event we violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief. If we fail to qualify as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for a dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.

Taxation of Stockholders and Potential Tax Consequences of Their Investment in Shares of Common Stock

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of shares of our common stock who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of our common stock by the partnership.

Dividends. As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends. Dividends paid to a non-corporate U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our ordinary dividends generally will not be eligible for the 20% tax rate on qualified dividend income. As a result, our ordinary dividends will continue to be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary dividends (1) attributable to dividends received by us from taxable corporations, such as our TRSs, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. If we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held our common stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum U.S. federal rate of 20%, in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, we may elect to designate the retained amount as a capital gain dividend with the result that a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize gain upon a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.

Stockholders may not include in their own income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Dispositions of Stock. In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year. Otherwise, the U.S. stockholder must treat any such gain or loss as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of our stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder repurchases our common stock within 30 days before or after the disposition.

Capital Gains and Losses. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 20% for sales and exchanges of capital assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain, known as “unrecaptured section 1250 gains, would have been treated as ordinary income on depreciation recapture if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders as long term capital gains or unrecaptured section 1250 gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate taxpayers) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently up to 35%). A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax. A U.S. person that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000, depending on the individual’s circumstances). Estates and trusts that do not fall into a special class of trusts that is exempt from such tax are subject to the same 3.8% tax on the lesser of their undistributed net investment income and the excess of their adjusted gross income over a certain threshold. Net investment income generally includes dividends on our stock and gain from the sale of our stock. If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of any dividends or capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Subject to the exceptions described below, a tax-exempt stockholder generally would not recognize unrelated business taxable income as a result of an investment in our common stock. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us and a portion of the gain on sale of our common stock could constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock by value at any time during a taxable year must treat a percentage of the dividends that it receives from us for the taxable year as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares by value only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of the value of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either (a) one pension trust owns more than 25% of the value of our stock; or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals and foreign corporations (“non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of our stock, including any reporting requirements.

Dividends. A non-U.S. stockholder who receives a distribution that is not attributable to gain from our sale or exchange of United States real property interests, or USRPIs, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend (including any portion of any dividend that is payable in our stock) ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding tax rates do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and in the case of a corporate non-U.S. stockholder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income that is effectively connected with a trade or business in the United States.

A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations may require us to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described below, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 10% on any portion of such a distribution.

Except as discussed below with respect to 5% or less holders of regularly traded classes of stock, for any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a United States trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at regular tax rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend or otherwise is a distribution attributable to USRPI gain. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 35% withholding tax will not apply to any distribution with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the recipient non-U.S. stockholder did not own more than 5% of such class of stock at any time during the 1-year period ending on the date of distribution. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30% withholding tax (unless reduced by a treaty).

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability.

Dispositions of Stock. A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long as at all times during the 5-year period ending on the date of disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. Prior to this offering, our ownership by non-U.S. persons exceeded 50%. As a result, in no event will non-U.S. stockholders be able to take advantage of this rule until, at a minimum, 5 years after this offering even if our non-U.S. ownership drops below 50% as a result of this offering. Moreover, because our stock will be publicly traded, we cannot assure you that our non-U.S. ownership will be less than 50% at any time. Even if our non-U.S. ownership remains under 50% for 5 years and we otherwise meet the requirements of this rule, pursuant to

“certain wash sale” rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of our common stock within a certain period prior to a distribution attributable to USRPI gain and directly or indirectly (including through certain affiliates) reacquires our common stock within certain prescribed periods.

Regardless of the extent of our non-U.S. ownership, a non-U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of our common stock or if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 5% or less of the total fair market value of a class of our stock that is regularly traded on an established securities market. The testing period is the shorter of (i) the period during which the non-U.S. stockholder held the shares and (ii) the 5-year period ending on the disposition date. For as long as our common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock during such testing period. If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to any applicable alternative minimum tax. Furthermore, a non-U.S. stockholder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain and may be subject to the 30% branch profits tax in the case of a foreign corporation; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains derived from sources within the United States.

FATCA Withholding on Certain Foreign Accounts and Entities. The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code, enacted in 2010, together with administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertakes to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. Under current IRS guidance, withholding under this legislation on withholdable payments to foreign financial institutions and non-financial foreign entities will apply after December 31, 2016 with respect to the gross proceeds from a disposition of property that can produce U.S. source interest or dividends and after June 30, 2014 with respect to other withholdable payments. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

We and/or holders of our stock may be subject to state, local and foreign taxation in various state or local or foreign jurisdictions, including those in which we or they transact business or reside. The foreign, state and local tax treatment of us and of holders of our stock may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common stock or preferred stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock or preferred stock. In particular, certain members of Congress recently circulated a draft of legislative changes to the REIT rules that, if ultimately adopted, could adversely affect our REIT status, including reducing the maximum amount of our gross asset value in TRSs from 25% to 20%. That discussion draft also included provisions that, if enacted in their current form (and with the proposed retroactive effective dates), would make our acquisition of certain Otto family corporations taxable events, subjecting us to material corporate tax liability.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and             are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $             and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of                      . Specifically, we and these other persons have agreed, with certain limited exceptions, not to, directly or indirectly,

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any common stock or securities convertible into or exercisable or exchangeable for common stock,

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of common stock or securities convertible into or exercisable or exchangeable for common stock,

•	exercise any rights with respect to the registration of any of the locked-up securities, or

•	file, or cause to be filed, any registration statement under the Securities Act with respect to the locked-up securities.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “PGRE.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the extent of potential investor interest in us,

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development,

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours, and

•	other factors deemed relevant by the underwriters and us.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the “Exempt Investors,” who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

LEGAL MATTERS

Certain legal matters, including the validity of common stock offered hereby and our qualification as a real estate investment trust, will be passed upon for us by Goodwin Procter LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Hogan Lovells US LLP.

EXPERTS

The balance sheet of Paramount Group, Inc. as of May 12, 2014 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined consolidated financial statements of Paramount Predecessor included in this prospectus and the related financial statement schedule III included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Except as specifically noted otherwise, we have obtained all of the information, except for data regarding our company, under Prospectus Summary—Market Information,” under “Industry and Market Data” and under “Business and Properties—Submarket and Building Overviews” and other market data and industry forecasts and projections contained in this prospectus under “Business and Properties—Our Competitive Strengths—Strong Internal Growth Prospects” and where otherwise indicated from market research prepared or obtained by RCG, in connection with this offering. Such information is included herein in reliance on RCG’s authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC for the shares of our common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make statements in this prospectus as to the contents of our contracts, agreements or other documents, the statements are not necessarily complete and, where that contract, agreement or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the statement relates. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

PARAMOUNT GROUP, INC.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(unaudited)

The following sets forth Paramount Group, Inc.’s (together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) unaudited pro forma consolidated balance sheet as of December 31, 2013 and its unaudited pro forma consolidated statement of income for the year ended December 31, 2013. The unaudited pro forma financial information is being presented as if this offering (including application of the net proceeds therefrom as set forth under “Use of Proceeds”) and the formation transactions all had occurred on December 31, 2013 for balance sheet purposes and as of January 1, 2013 for the statement of income.

Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which substantially all of the assets of Paramount Predecessor will be contributed to our operating partnership, Paramount Group Operating Partnership LP (the “Operating Partnership”), for which we will be the sole general partner. The pro forma financial statements have been adjusted to reflect the impact of these transactions. Additionally, we will contribute the net proceeds from this offering to the Operating Partnership in exchange for common units. Upon completion of the formation transactions and this offering we will own     % of the total outstanding units in the Operating Partnership. We expect the Operating Partnership to use substantially all of the net proceeds received from us to repay outstanding indebtedness and any applicable prepayment costs, exit fees and defeasance costs associated with such repayment, and to pay cash consideration in connection with the formation transactions.

The results of the private equity real estate funds controlled by Paramount Predecessor are included in Paramount Predecessor’s historical combined consolidated financial statements, with the interests of third-party investors in these funds reflected as non-controlling interests. Historically, these funds have qualified as investment companies pursuant to Accounting Standards Codification 946 Financial Services—Investment Companies, or ASC 946, and, as a result, Paramount Predecessor’s historical combined consolidated financial statements have accounted for these funds using the specialized accounting applicable to investment companies. In accordance with investment company accounting, these funds’ assets are reflected on Paramount Predecessor’s combined consolidated balance sheets at fair value as opposed to historical cost, less accumulated depreciation and impairments, if any. In addition, Paramount Predecessor’s combined consolidated statements of income do not reflect revenues and other income or operating and other expenses from these assets. Instead, these statements of income reflect the change in fair value of these funds’ assets, whether realized or unrealized, and distributions received by these funds from their investments.

Upon the consummation of the formation transactions, substantially all of the assets of Paramount Predecessor and all of the assets of four of the primary private equity real estate funds that it controls (and their associated parallel and feeder funds), other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza, will be contributed to us in exchange for a combination of shares of our common stock, common units and cash. The formation transactions will be accounted for as transactions among entities under common control. However, as the assets that we acquire from the private equity real estate funds that Paramount Predecessor controls will no longer be held by funds which qualify for investment company accounting, we will account for these assets following the formation transactions under either consolidated historical cost accounting or the equity method of historical cost accounting. We have made pro forma adjustments to reflect this change from investment company accounting to consolidated historical cost or equity method accounting as appropriate.

The unaudited pro forma consolidated financial statements included in this prospectus are presented for informational purposes only and are based on available information and estimates that we believe are reasonable. This information includes various estimates and may not necessarily be indicative of the consolidated financial condition or results of operations that would have occurred. The unaudited pro forma consolidated balance sheet and statement of income and accompanying notes thereto should be read in conjunction with all other financial information and analysis presented in this prospectus, including “Structure and Formation of Our Company,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Paramount Predecessor’s combined consolidated financial statements included elsewhere in this prospectus.

PARAMOUNT GROUP, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2013

(unaudited, amounts in thousands)

	Paramount Group, Inc.	Paramount Predecessor	Unwinding Investment Company Accounting	Contribution of Non-Controlling Interests	Acquisition of Joint Venture Partners	Proceeds from Offering	Use of Proceeds from Offering	Other Pro Forma Adjustments	Paramount Group, Inc. Pro Forma
	(A)	(B)	(C)
ASSETS:
Land	$—	$78,300	$	$	$	$	$	$	$
Building and improvements	—	304,828
Tenant improvements	—	29,416
Furniture and fixtures	—	2,454

	—	414,998
Accumulated depreciation	—	(57,689)

Rental property—net	—	357,309

Real estate fund investments at fair value	—	2,158,889
Investments in partially owned entities	—	53,382

Cash and cash equivalents	1	307,161
Restricted cash	—	10,604
Marketable securities	—	26,065
Accounts and other receivables	—	10,157
Loan receivable from management	—	3,000
Deferred receivables and deferred costs, net	—	23,129
Intangible assets (in place leases)—net	—	—
Intangible assets (above market)—net	—	—
Deferred income taxes	—	—
Other assets	—	10,691

Total Assets	$1	$2,960,387	$	$	$	$	$	$	$

LIABILITIES:
Mortgage notes and loans payable	$—	$499,859	$	$	$	$	$	$	$
Preferred equity obligation	—	109,650
Accounts and accrued expenses	—	11,419
Profit sharing compensation payable	—	57,140
Deferred income taxes	—	189,594
Interest rate swap liabilities	—	—
Intangible liabilities	—	—
Other liabilities	—	29,585

Total Liabilities	—	897,247

EQUITY:
Shareholders’ equity	1	359,465
Non-controlling interests	—	1,703,675

Total Equity	1	2,063,140
Total Liabilities and Equity	$1	$2,960,387	$	$	$	$	$	$	$

PARAMOUNT GROUP, INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

(unaudited, amounts in thousands)

	Paramount Group, Inc.	Paramount Predecessor	Unwinding Investment Company Accounting	Contribution of Non-Controlling Interests	Acquisition of Joint Venture Partners	Proceeds from Offering	Use of Proceeds from Offering	Other Pro Forma Adjustments	Paramount Group, Inc. Pro Forma
	(AA)	(BB)	(CC)
REVENUES:
Rental income	$—	$30,406	$	$	$	$	$	$	$
Tenant reimbursement income	—	1,821
Distributions from real estate fund investments	—	29,184
Realized and unrealized gains, net	—	333,912
Fee income	—	26,426

Total Revenues	—	421,749

EXPENSES:
Operating expenses	—	16,195
Depreciation and amortization	—	10,582
General and administrative	—	33,504
Profit sharing compensation	—	23,385
Other expenses	—	4,633

Total Expenses	—	88,299

Operating income	—	333,450
Income from partially owned entities	—	2,731
Unrealized gain (loss) on interest rate swaps	—	1,615
Organization costs	—	—
Interest and other income	—	9,407
Interest expense	—	(29,807)

Income from Operations before Taxes	—	317,396
Provision for income taxes	—	(11,029)

Net income	—	306,367
Net income attributable to non-controlling interests in consolidated joint ventures and funds	—	(286,325)
Net income attributable to equity owners and operating partnership	—	20,042
Net income attributable to operating partnership	—	—

Net income (loss) attributable to equity owners	$—	$20,042	$	$	$	$	$	$	$

PARAMOUNT GROUP, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share amounts)

(unaudited)

1. Adjustments to the Pro Forma Consolidated Balance Sheet

(A) Paramount Group, Inc.

Represents the newly formed Maryland corporation, which is the ultimate parent entity upon the completion of the formation transactions and this offering. Paramount Group, Inc. is the public registrant under the Securities Act of 1933. Paramount Group, Inc. has no operating activity since its formation on April 14, 2014, other than the issuance of 1,000 shares of our common stock in connection with our initial capitalization for $1.00 per share, which was paid on May 12, 2014. We expect to conduct our business activities through the Operating Partnership upon completion of this offering and the formation transactions. At such time, we, as the sole general partner of the Operating Partnership, are expected to own     % of the interests in the Operating Partnership and control the Operating Partnership. Accordingly, under generally accepted accounting principles in the United States, or GAAP, we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(B) Paramount Predecessor

Represents the historical audited combined consolidated balance sheet of Paramount Predecessor as of December 31, 2013. For detailed information of the structure of Paramount Predecessor refer to historical combined consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. Paramount Group, Inc. and Paramount Predecessor are under common control, therefore assets and liabilities transferred by Paramount Predecessor will be recorded at cost or fair value as appropriate.

(C) Unwinding of investment company accounting

In the context of Paramount Predecessor financial statements, the private equity real estate funds controlled by Paramount Predecessor qualify as “investment companies” pursuant to Financial Services—Investment Companies (“ASC 946”) for accounting purposes, and hence the underlying real estate investments are measured at fair value on Paramount Predecessor’s consolidated balance sheet. Unrealized gains (losses) resulting from changes in fair value were reflected as a component of realized and net change in unrealized gains (losses) in Paramount Predecessor’s consolidated statements of income.

Subsequent to this offering certain private equity real estate funds controlled by Paramount Predecessor will transfer their ownership interests in the underlying properties to Paramount Group, Inc. This will result in the recognition of the real estate investments (i.e., the underlying real estate properties) on a historical cost basis, prospectively. The investment in real estate fund balance was allocated into its various components, whereby the fair value of the real estate investment at December 31, 2013 is equal to the initial cost basis for the underlying assets and liabilities. The carrying value of the contributing funds’ remaining assets and liabilities are equal to historical cost.

Interests in the following properties were previously held by certain private equity real estate funds controlled by Paramount Predecessor, which applied investment company accounting and will be accounted for at historical cost subsequent to the formation transactions:

•	1633 Broadway

•	900 Third Avenue

PARAMOUNT GROUP, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share amounts)

(unaudited)

1. Adjustments to the Pro Forma Consolidated Balance Sheet—(Continued)

•	31 West 52nd Street

•	1301 Avenue of the Americas

•	One Market Plaza

•	Liberty Place

•	1899 Pennsylvania Avenue

•	2099 Pennsylvania Avenue

•	425 Eye Street

The following is a summary of the impact of the change from using investment company accounting to operating company accounting and the recognition of the underlying assets and liabilities that were previously presented as ‘real estate fund investments at fair value’.

	As of December 31, 2013
	Removal of investment company accounting at fair value	Recording properties at historical value
Assets
Real estate fund investments at fair value	$	$
Investments in partially owned entities			(1)
Rental property—net			(2)
Cash, cash equivalents and restricted cash			(3)
Accounts and other receivables			(3)
Intangible assets			(2)
Other assets and deferred taxes			(3)

Total Assets identified	$	$

Liabilities
Mortgage notes and loans payable			(4)
Accounts payable and accrued expenses			(3)
Intangible liabilities			(2)
Other liabilities and deferred taxes			(3)

Total Liabilities assumed	$	$

Equity
Shareholders’ equity			(5)
Non-controlling interests			(6)

Total Equity	$	$

(1)	Investments in partially owned entities represents Paramount Group, Inc.’s investment in 1633 Broadway, which will be accounted for under the equity method of accounting subsequent to the formation transactions as we have significant influence over this entity but do not have a controlling financial interest.

PARAMOUNT GROUP, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share amounts)

(unaudited)

1. Adjustments to the Pro Forma Consolidated Balance Sheet—(Continued)

(2)	As a result of being a common control transaction, the fair value of the underlying properties at the time of the formation transactions will be deemed the initial cost. The fair value of properties as the date of the formation transactions (including land, building, tenant improvements and leasing commissions of in-place leases) and assumed liabilities are based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the properties.

The following is a summary of the components that comprise the real estate properties as of December 31, 2013:

Land	$
Building and improvements
Tenant improvements

Rental property—net
In-place leases
Above-market leases
Below-market leases

Total	$

(3)	Comprised of cash, cash equivalents, restricted cash, accounts receivables, interest rate swap assets, deferred taxes and accounts payable at historical cost.

(4)	The following is a summary of the mortgage notes and loans payable for the properties:

	Maturity	Spread over LIBOR	Weighted average interest rate		Balance as of December 31, 2013
1301 Avenue of the Americas				%	$
31 West 52nd Street
425 Eye Street
900 Third Avenue
1899 Penn
2099 Penn
Liberty Place
One Market Plaza

Total mortgage notes and loans payable					$

The interest rates presented are based on a weighted average calculation over all mortgages and loans outstanding per property at December 31, 2013.

(5)	Increase in shareholders’ equity represents the step up in basis for Paramount Predecessor’s 11.77% partnership interest in 900 Third Avenue that is held on a historical cost basis outside of the private equity real estate funds controlled by Paramount Predecessor.

(6)	Increase in non-controlling interest represents the equity in the investments of the private equity real estate funds contributing assets in the formation transactions held by third party joint venture partners.

PARAMOUNT GROUP, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share amounts)

(unaudited)

2. Adjustments to the Pro Forma Consolidated Statement of Income

(AA) Paramount Group, Inc.

Represents the registrant which will be the ultimate parent entity upon the completion of the formation transactions and this offering.

(BB) Paramount Predecessor

Reflects the audited combined consolidated statement of income of Paramount Predecessor for the year ended December 31, 2013. Upon completion of the formation transactions and this offering, Paramount Predecessor’s assets and property management functions will have been transferred to Paramount Group, Inc.

For more detailed information regarding the entities comprising Paramount Predecessor, refer to the historical combined consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

(CC) Unwinding investment company accounting

This adjustment reflects the income statement effect of the unwinding of the investment company accounting for the properties which are further described in Note 1(C) to the pro forma consolidated balance sheet.

Under the investment company guidelines, Paramount Predecessor reflects distributions from the underlying properties as revenue and unrealized gains (losses) resulting from changes in fair value were reflected as a component of realized and net change in unrealized gains (losses) from real estate fund investments. In order to unwind investment company accounting, the revenue recorded as distributions received from the properties and the unrealized gains (losses) resulting from changes in fair value were reversed. The results of the property operations, as if they had been accounted for using the cost method, were recorded with the amount attributable to third party joint ventures being recorded as net income attributable to non-controlling interest. Additionally, for the properties that are consolidated as a result of unwinding the investment company accounting, all property management fees were eliminated against operating expenses.

Depreciation expense is based on the fair value and useful lives of property and equipment. Tenant improvements are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

	Useful lives	Method	For the year ended December 31, 2013
Depreciation expense
Buildings and building improvements	5 - 40	Straight-line	$
Tenant improvements	Over the term of the lease	Straight-line

Total property, plant and equipment			$

PARAMOUNT GROUP, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands, except per share amounts)

(unaudited)

2. Adjustments to the Pro Forma Consolidated Statement of Income—(Continued)

The fair values related to leases in place, above- and below-market leases are amortized over the lives of the remaining lease terms. While the amortization of in-place leases are expensed through depreciation and amortization, above- and below-market leases are recognized as an adjustment to rental income.

	As of January 1, 2013	Weighted average useful life	Method	For the twelve months ended December 31, 2013
	Fair value			Depreciation expense
Leases in place	$		Straight-line	$
Above-market leases			Straight-line
Below-market leases			Straight-line

Net effect from amortization of leases	$			$

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Paramount Group, Inc.

New York, New York

We have audited the accompanying balance sheet of Paramount Group, Inc. (the “Company”) as of May 12, 2014. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Paramount Group, Inc. at May 12, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

May 14, 2014

PARAMOUNT GROUP, INC.

BALANCE SHEET

As of May 12, 2014

ASSETS:
Cash and cash equivalents	$1,000

$1,000

EQUITY:
Common stock, $0.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional paid in capital	990

Total shareholder’s equity	$1,000

Please see accompanying Notes to the Balance Sheet.

PARAMOUNT GROUP, INC.

NOTES TO THE BALANCE SHEET

May 12, 2014

1.    ORGANIZATION

Paramount Group, Inc. (the “Company”) was organized in the state of Maryland on April 14, 2014. Under the Company’s charter, the Company is authorized to issue up to 100,000 shares of common stock for a par value of $0.01 per common share.

2.    FORMATION OF THE COMPANY

The Company was formed for the purpose of becoming the ultimate parent entity upon the completion of a series of formation transactions, whereby the Company will merge and acquire a number of related entities.

The Company will become a public registrant under the Securities Act of 1933. The Company has had no operating activity since its formation on April 14, 2014, other than activities incidental to its formation.

The Company intends to qualify as a real estate investment trust (a “REIT”) under the Internal Revenue Code commencing with its taxable period ending on December 31, 2014. In order to maintain its qualification as a REIT, the Company plans to distribute at least 90% of its taxable income to its stockholders.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the balance sheet in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Separate Statements of Operations, Changes in Stockholders’ Equity and Cash Flows have not been presented as there have been no activities for this entity.

Offering Costs

The Company will incur external offering costs in connection with the formation transactions. Such costs will be deferred and will be recorded as a reduction of proceeds of the initial public offering (“IPO”) or as an offset to equity issued, or expensed if the IPO is not consummated.

4.    CONTINGENCIES

During the normal course of business we may be subject to claims or litigation. Any liability which may arise from such contingencies would not have a material adverse effect on the financial positions.

5.    SUBSEQUENT EVENTS

Through May 14, 2014, the date through which management evaluated subsequent events and on which the balance sheet was available for issuance, management has concluded that there were no subsequent events to be disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Paramount Group, Inc.

New York, New York

We have audited the accompanying combined consolidated balance sheets of Paramount Predecessor as of December 31, 2013 and 2012, and the related combined consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audit also included the financial statement schedule listed on the Index to Financial Statements included in the Form S-11. These financial statements and financial statement schedule are the responsibility of Paramount Predecessor’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Paramount Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Paramount Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined consolidated financial statements present fairly, in all material respects, the combined consolidated financial position of Paramount Predecessor at December 31, 2013 and 2012, and the combined consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the combined consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York

May 14, 2014

PARAMOUNT PREDECESSOR

COMBINED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(dollar amounts in thousands)

	December 31,
	2013	2012
ASSETS:
Rental Property
Land	$78,300	$78,300
Building and improvements	304,828	304,828
Tenant improvements	29,416	29,420
Furniture & fixtures	2,454	2,307

	414,998	414,855
Accumulated depreciation	(57,689)	(48,425)

Rental property—net	357,309	366,430
Real estate fund investments at fair value (cost basis of $1,790,000 and $1,810,000 in 2013 and 2012)	2,158,889	1,840,272
Investments in partially owned entities	53,382	57,280
Cash and cash equivalents	307,161	304,978
Restricted cash	10,604	15,367
Marketable securities	26,065	17,802
Deferred rent receivable	2,776	2,934
Accounts and other receivables	10,157	5,433
Loan receivable from management	3,000	4,000
Deferred charges (net of amortization of $9,121 in 2013 and $7,613 in 2012)	20,353	21,505
Other assets	10,691	11,639

Total Assets	$2,960,387	$2,647,640

LIABILITIES:
Mortgage notes and loans payable	$499,859	$517,494
Preferred equity obligation	109,650	105,433
Accounts payable and accrued expenses	11,419	3,707
Profit sharing compensation payable	57,140	37,168
Deferred income taxes	189,594	186,893
Other liabilities	29,585	22,806

Total Liabilities	897,247	873,501
Commitments and contingencies (Note 7)
EQUITY:
Shareholders’ equity	359,465	456,408
Non-controlling interests	1,703,675	1,317,731

TOTAL EQUITY	2,063,140	1,774,139
TOTAL LIABILITIES AND EQUITY	$2,960,387	$2,647,640

See Notes to Combined Consolidated Financial Statements

PARAMOUNT PREDECESSOR

COMBINED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(dollar amounts in thousands)

	December 31,
	2013	2012	2011
REVENUES:
Rental income	$30,406	$29,773	$29,187
Tenant reimbursement income	1,821	1,543	1,004
Distributions from real estate fund investments	29,184	31,326	15,128
Realized and unrealized gains, net	333,912	163,896	533,819
Fee income	26,426	22,974	26,802

Total Revenues	421,749	249,512	605,940

EXPENSES:
Operating expenses	16,195	15,402	14,656
Depreciation and amortization	10,582	10,104	10,701
General and administrative	33,504	28,374	25,556
Profit sharing compensation	23,385	17,554	78,354
Other expenses	4,633	6,569	5,312

Total Expenses	88,299	78,003	134,579

Operating income	333,450	171,509	471,361
Income from partially owned entities	2,731	5,542	7,191
Unrealized gain (loss) on interest rate swaps	1,615	6,969	(273)
Interest and other income	9,407	4,431	1,887
Interest expense	(29,807)	(37,342)	(34,497)

Net income before taxes	317,396	151,109	445,669
Provision for income taxes	(11,029)	(6,984)	(42,973)

Net income	306,367	144,125	402,696
Net income attributable to non-controlling interest	(286,325)	(137,443)	(347,075)

Net income attributable to Paramount Predecessor	$20,042	$6,682	$55,621

See Notes to Combined Consolidated Financial Statements

PARAMOUNT PREDECESSOR

COMBINED CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(dollar amounts in thousands)

	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balance at January 1, 2011	$417,126	$520,791	$937,917
Net income	55,621	347,075	402,696
Contributions	2,166	198,533	200,699
Distributions	(16,002)	(7,261)	(23,263)

Balance at December 31, 2011	458,911	1,059,138	1,518,049
Net income	6,682	137,443	144,125
Contributions	158	138,559	138,717
Distributions	(9,343)	(17,409)	(26,752)

Balance at December 31, 2012	456,408	1,317,731	1,774,139
Net income	20,042	286,325	306,367
Contributions	3,614	106,262	109,876
Distributions	(120,599)	(6,643)	(127,242)

Balance at December 31, 2013	$359,465	$1,703,675	$2,063,140

See Notes to Combined Consolidated Financial Statements

PARAMOUNT PREDECESSOR

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(dollar amounts in thousands)

	December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$306,367	$144,125	$402,696
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,582	10,104	10,701
Amortization of deferred financing charge	190	190	190
Straight-lining of rental income	158	168	178
Unrealized (gain)/loss on interest rate swaps	(1,615)	(6,969)	273
Realized and unrealized gain from real estate fund investments	(333,912)	(161,896)	(488,238)
Gain on sale of joint venture interest	—	(2,000)	(45,581)
Equity in net income of investments in partially owned entities	(2,731)	(5,542)	(7,191)
Distributions of income from partially owned entities	4,332	5,562	6,321
Realized and unrealized (gains) and losses on marketable securities	(5,532)	(2,071)	950
Other non cash adjustments	4,221	4,110	1,552
Changes in operating assets and liabilities:
(Increase)/decrease in real estate fund investments	15,295	(113,856)	(229,821)
(Increase)/decrease in accounts and other receivables	(4,724)	3,536	5,216
Increase in deferred charges	(356)	—	(1,118)
(Increase)/decrease in other assets	2,563	10,975	(11,061)
(Decrease)/increase in accounts and other payables	7,712	(21)	266
Increase in profit sharing payables	19,972	6,831	33,152
Increase in deferred income taxes	2,701	1,761	19,264
(Decrease)/increase in other liabilities	6,779	(6,216)	1,102

Net cash provided by (used in) operating activities	32,002	(111,209)	(301,149)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to rental property	(147)	(188)	(280)
Proceeds from sale of joint venture interest	—	2,000	45,581
Proceeds from repayment of loan to management	1,000	1,000	—
Loan to management	—	—	(5,000)
Purchase of marketable securities	(2,731)	(2,444)	(1,628)
Change in restricted cash	648	380	(351)
Refund of tenant improvements	—	2,197	—
Distributions of capital from partially owned entities	2,297	2,128	21,068

Net cash provided by investing activities	1,067	5,073	59,390

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from shareholders	3,614	158	2,166
Distributions to shareholders	(120,599)	(9,343)	(16,002)
Change in restricted cash	4,115	29,454	(25,682)
Contribution from non-controlling interests	106,262	138,559	198,533
Distributions to non-controlling interests	(6,643)	(17,409)	(7,261)
Proceeds from mortgage note and loans payable	—	30,329	35,488
Repayment of mortgage note and loans payable	(17,635)	(45,140)	(133)
Proceeds from preferred equity obligation	—	—	100,000

Cash provided by (used in) financing activities	(30,886)	126,608	287,109

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,183	20,472	45,350
CASH AND CASH EQUIVALENTS:
Beginning of year	304,978	284,506	239,156

End of year	$307,161	$304,978	$284,506

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$24,003	$38,380	$33,671

Cash payments for taxes	$2,599	$6,388	$23,456

See Notes to Combined Consolidated Financial Statements

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

1. Organization and Basis of Presentation

Initial Public Offering and Formation Transactions

As used in these Combined Consolidated financial statements, unless the context otherwise requires, “the Company”, “we”, “our” and “us” mean Paramount Predecessor (as defined below) for the periods presented and its combined subsidiaries.

The Predecessor

Paramount Predecessor is not a legal entity, but rather a combination of the following legal entities that collectively form Paramount Predecessor:

•	Paramount Group, Inc. (“PGI”), a Delaware corporation

•	Arcade Rental Investments, Inc.

•	Arcade Rental Investments 2, Inc.

•	Cosmos Rental Investments, Inc.

•	Forum Rental Investments, Inc.

•	Imperial Rental Investments, Inc.

•	Marathon Rental Investments, Inc.

•	Metropolitan Rental Investments, Inc. (“MRI”)

•	Milton Rental Investments, Inc.

Paramount Predecessor owns interests in real estate through ownership interests in funds, through direct ownership interests in properties and direct equity investments. Paramount Predecessor will be part of a series of formation transactions including mergers and contribution to a newly formed entity, Paramount Group, Inc., a Maryland corporation. This newly formed entity intends to conduct an initial public offering (“IPO”) in connection with the formation transactions.

Paramount Predecessor owns interests in (i) one wholly owned and controlled real estate property, MRI Waterview, LLC (“Waterview” or the “Wholly-owned Property”), (ii) fifteen private equity real estate funds controlled by Paramount Predecessor (which includes nine primary funds and six parallel and feeder funds) (collectively, the “Funds”) which own interests in ten properties, and (iii) four properties for which Paramount Predecessor is a joint venture partner (the “Partially Owned Entities”).

(i) Waterview

Waterview owns an office building along with its underlying land in Rosslyn, Virginia. Waterview’s assets are recognized at historical cost in the combined consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

1. Organization and Basis of Presentation—(Continued)

(ii) The Funds

The following funds were formed to invest in office buildings and related facilities throughout the United States, particularly in New York City, Washington, D.C., and San Francisco (collectively referred to herein as the “Property Funds”):

•	Paramount Group Real Estate Fund I, L.P. (“Fund I”)

•	Paramount Group Real Estate Fund II, L.P. (“Fund II”)

•	Paramount Group Real Estate Fund III, L.P. (“Fund III”)

•	Paramount Group Real Estate Fund IV, L.P. (“Fund IV”)

•	PGREF IV Parallel Fund (Cayman), L.P. (“Fund IV Cayman”)

•	Paramount Real Estate Fund V (Core), L.P. (“Fund V Core”)

•	Paramount Real Estate Fund V (CIP), L.P. (“Fund V CIP”)

•	PGREF V (Core) Parallel Fund (Cayman), L.P. (“Fund V Cayman”)

•	Paramount Group Real Estate Fund VII, LP (“Fund VII”)

•	Paramount Group Real Estate Fund VII-H, LP (“Fund VII-H”)

The following funds were formed to invest in real estate related assets including public/private debt and/or equity interests in assets, companies, or other structures involved directly or indirectly in real estate and/or originate, acquire, or issue loans to public/private real estate companies (collectively referred to herein as the “Alternative Investment Funds”):

•	Paramount Group Real Estate Special Situations Fund, L.P. (“PGRESS”)

•	Paramount Group Real Estate Special Situations Fund—H, L.P. (“PGRESS—H”)

•	Paramount Group Real Estate Special Situations Fund—A, L.P. (“PGRESS—A”)

•	Paramount Group Real Estate Fund VIII, L.P. (“Fund VIII”)

The following fund was formed to acquire, develop and manage the residential development project, at, 75 Howard Street:

•	Paramount Group Residential Development Fund, LP (“Residential Fund”)

The Property Funds own interests in the following properties:

•	1633 Broadway, New York, NY

•	60 Wall Street, New York, NY

•	900 Third Avenue, New York, NY (88.2% ownership)

•	31 West 52nd Street, New York, NY

•	1301 Avenue of the Americas, New York, NY

•	One Market Plaza, San Francisco, CA

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

1. Organization and Basis of Presentation—(Continued)

•	Liberty Place, Washington, D.C.

•	1899 Pennsylvania Avenue, Washington, D.C.

•	2099 Pennsylvania Avenue, Washington, D.C.

•	425 Eye Street, Washington, D.C.

Paramount Predecessor evaluated each of the Funds pursuant to the control model of Accounting Standards Codification (“ASC”) 810-20, Consolidation—Control of Partnerships and Similar Entities and concluded that based on its rights and responsibilities as the sole managing member of the general partner it should consolidate each of the Funds. With the exception of the Residential Fund, which is carried at historical cost, each of the Funds qualify as investment companies pursuant to Financial Services—Investment Companies (“ASC 946”) for accounting purposes, and hence the underlying real estate investments are carried at fair value, which is retained in consolidation by Paramount Predecessor.

(iii) Partially Owned Entities

•	1325 Avenue of the Americas, L.P. (“1325 AofA”)

Paramount Predecessor is a joint venture partner with a 50% ownership in 1325 AofA which owns the office building located at 1325 Avenue of the Americas in New York City.

•	900 Third Avenue, L.P. (“900 Third”)

Fund III and Fund IV have a combined 88.23% interest in 900 Third, which owns the office building at 900 Third Avenue in New York City. PGI and MRI hold the remaining 11.77% as a joint venture partner.

•	712 Fifth Avenue, L.P. (“712 Fifth”)

Paramount Predecessor has a 50% ownership interest in 712 Fifth. 712 Fifth is a partnership which owns the office building located at 712 Fifth Avenue in New York City. A portion of the land underlying the building is subject to a ground lease.

•	2 West 56th Street, L.P. (“718 Fifth”)

Paramount Predecessor has a 50% ownership interest in 718 Fifth. 718 Fifth is a partnership which owns a 50% tenancy-in-common interest (“TIC”) in the office building located at 718 Fifth Avenue in New York City.

Paramount Predecessor accounts for its interests in 1325 AofA, 900 Third, 712 Fifth and 718 Fifth using the equity method of accounting as Paramount Predecessor has significant influence over these entities but does not have a controlling financial interest.

Basis of Combination and Presentation

The Paramount Predecessor entities are considered to be entities under common control as they are all controlled by immediate family members that hold more than 50 percent of the voting ownership interest of each Paramount Predecessor entity.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

1. Organization and Basis of Presentation—(Continued)

The accompanying combined consolidated financial statements of Paramount Predecessor are prepared in accordance with U.S. GAAP. The effect of all significant intercompany balances and transactions has been eliminated in the combination. The combined consolidated financial statements include all the accounts and operations of Paramount Predecessor, as defined above, except for interests held by Metropolitan Rental Investments, Inc. in CNBB and Imperial Rental Investments, Inc. in PGRESS and Fund V CIP, which will be divested and not included in the IPO.

2. Summary of Significant Accounting Policies

Accounting Estimates—The preparation of the combined consolidated financial statements in accordance with U.S. GAAP requires management to use estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant items subject to such estimates and assumptions include allocation of the purchase price of acquired real estate properties among tangible and intangible assets, determination of the useful life of real estate properties and other long-lived assets, valuation and impairment analysis of combined and uncombined commercial real estate properties and other long-lived assets, and valuation of interest rate swaps. These estimates are prepared using management’s best judgment, after considering past, current, and expected events and economic conditions.

Consolidation—Paramount Predecessor consolidates all entities that it controls through a majority voting interest or otherwise, including those Funds in which the general partner is presumed to have control. Although Paramount Predecessor does not have a controlling ownership interest in the Funds, the limited partners do not have the right to dissolve the partnerships or have substantive kick out rights or participating rights that would overcome the presumption of control by Paramount Predecessor. Accordingly, Paramount Predecessor consolidates the Funds and records non-controlling interests to reflect the economic interests of the limited partners.

In addition, Paramount Predecessor consolidates all variable interest entities (“VIEs”) in which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (a) whether an entity in which Paramount Predecessor holds a variable interest is a VIE and (b) whether Paramount Predecessor’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance related fees) would give it a controlling financial interest. Performance of that analysis requires the exercise of judgment. VIEs qualify for the deferral of the consolidation guidance if all of the following conditions have been met:

(a)	The entity has all of the attributes of an investment company as specified in ASC 946 or is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with ASC 946,

(b)	The reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and

(c)	The entity is not a securitization or asset-backed financing entity or an entity that was formerly considered a qualifying special purpose entity.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

Where the VIEs have qualified for the deferral of the current consolidation guidance, the analysis is based on previous consolidation guidance. This guidance requires an analysis to determine (a) whether an entity in which Paramount Predecessor holds a variable interest is a VIE and (b) whether Paramount Predecessor’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance related fees), would be expected to absorb a majority of the variability of the entity. Under both guidelines, Paramount Predecessor determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion quarterly. In evaluating whether Paramount Predecessor is the primary beneficiary, Paramount Predecessor evaluates its economic interests in the entity held either directly by Paramount Predecessor and its affiliates or indirectly through employees. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that Paramount Predecessor is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by Paramount Predecessor, affiliates of Paramount Predecessor or third parties) or amendments to the governing documents of the respective Funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, Paramount Predecessor assesses whether it is the primary beneficiary and consolidates or deconsolidates accordingly.

Rental Property—Rental property is carried at cost, net of accumulated depreciation. Betterments, major renovations, and certain costs directly related to the improvement of rental property are capitalized. Maintenance and repairs are expensed as incurred. Tenant improvements are capitalized when they are owned by Paramount Predecessor. In the event that facts and circumstances indicate that the carrying value of rental property may not be recoverable, an evaluation of recoverability is prepared by comparing the carrying amount to the future net of undiscounted cash flows, expected to be generated by the property. In the event such sum is less than the carrying amount of the property, the property will be written down to its estimated fair market value. The estimated fair value of the properties is based on either the income approach with market discount rate, terminal capitalization rate and rental rate assumptions being most critical, or on the sales comparison approach to similar properties. After an impairment loss is recognized, the reduced carrying amount of the property is accounted for as its new cost and will be depreciated over the property’s remaining useful life. Reversal of a previously recognized impairment loss is prohibited.

Upon acquisition of rental property, Paramount Predecessor determines and allocates the fair value of acquired assets (including land, building, tenant improvements, above-market leases, and in-place lease intangibles) and the assumed liabilities (including below-market leases) in accordance with ASC 805, Business Combinations, and allocates the purchase price based on these fair values. Transaction costs for rental property are expensed as incurred.

Depreciation and Amortization—Buildings are depreciated by the straight-line method over an estimated useful life of 40 years. Building improvements and furniture and equipment are depreciated by the straight-line method over their estimated useful lives ranging from 5 to 40 years. Tenant improvements are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

Profit Sharing Compensation Expense—Profit Sharing Compensation consists of allocations of income from Paramount Predecessor’s Real Estate Investment Funds, specifically, Alternative Investment Funds and Property Funds to certain employees participating in profit sharing arrangements. Such allocation is subject to both positive and negative adjustments. These arrangements are based on the economic performance on a fund by fund basis and are recognized based on the amount to which the employees are entitled each period.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

Real Estate Fund Investment Valuation—Fair value is the amount that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). Paramount Predecessor accounts for its real estate fund investments in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. In accordance with ASC 820, real estate fund investments are reflected in the accompanying combined consolidated balance sheets at fair value (which is predominantly based on the fair value of the underlying real estate), with changes in unrealized gains and losses resulting from changes in fair value reflected in the accompanying combined consolidated statements of income as change in fair value of real estate fund investments. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). The fair value of the real estate fund investments recorded by Paramount Predecessor does not reflect transaction sales costs, which may be incurred upon disposition of the real estate investments. Paramount Predecessor is responsible for determining the fair value of real estate fund investments that are carried as assets in the combined consolidated financial statements.

Real estate fund investments for which observable market prices in active markets do not exist are reported at fair value, using an appropriate valuation technique determined by Paramount Predecessor. In satisfying its responsibilities, Paramount Predecessor utilizes the services of an independent valuation firm to value the investments which requires the application of valuation principles to the specific facts and circumstances of the investments. The independent valuation firm prepares appraisal reports which are then reviewed by Paramount Predecessor to confirm that such valuations are reasonable.

The amount determined to be fair value, predominantly based on the fair value of the underlying real estate, incorporate Paramount Predecessor’s own assumptions including appropriate risk adjustments. The assumptions used in determining fair value of the underlying real estate include capitalization rates, discount rates, occupancy rates, rental rates, and interest and inflation rates.

Appraisal reports prepared by an independent valuation firm calculate the estimated fair value of real estate property, applying the following methods:

•	The income capitalization approach (e.g., the discounted cash flow method); and

•	The sales comparison approach (whereby fair value is derived by reference to observable valuation measures for comparable assets—e.g., comparing recent sales of comparable properties to the subject property).

The appraiser typically gives the most weight to the income capitalization approach in the conclusions of fair value. Management is responsible for the valuation and they will lead, review, and approve the appraisals. These valuation methodologies involve a significant degree of judgment.

Real estate fund investments that are carried at fair value are recorded upon closing of the transaction at cost. The cost of a real estate fund investment includes all costs, including transaction costs, incurred by Paramount Predecessor as part of the purchase of such investment.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

Fair Value Measurements—In accordance with the authoritative guidance on fair value measurement under U.S. GAAP, Paramount Predecessor has categorized its real estate fund investments and financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as follows:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted in active markets, but corroborated by market data. The types of investments which would generally be included in this category include interest rate swap contracts.

Level 3—Unobservable inputs are used when little or no market data is available. The inputs into the determination of fair value require significant judgment or estimation by Paramount Predecessor. The types of investments which would generally be included in this category include debt and equity securities, including partnership interests, issued by private entities.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, Paramount Predecessor utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in assessment of fair value.

Investments in Partially Owned Entities—Paramount Predecessor accounts for Partially Owned Entities under the equity method when the requirements for consolidation are not met and it has significant influence over the operations of the investee. Significant influence may be obtained through voting rights, board representation, management representation, authority to make decisions, and/or contractual and substantive participating rights.

Equity method investments are initially recorded at cost and subsequently adjusted for Paramount Predecessor’s share of net income or loss and cash contributions and distributions each period. Investments that do not qualify for consolidation or equity method accounting are accounted for on the cost method.

To the extent that the carrying amount of these investments on Paramount Predecessor’s balance sheets is different than the basis reflected at the entity level, the basis difference would be amortized over the life of the related asset. The amortization of this basis difference is included in Paramount Predecessor’s share of Income from partially owned entities.

On a periodic basis, Paramount Predecessor assesses whether there are any indicators that the carrying value of its investments in Partially Owned Entities may be impaired on an other than temporary basis. An investment is impaired only if management’s estimate of the fair value of the investment is less than the carrying value of the investment on an other than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment. Paramount Predecessor’s investments in Partially Owned Entities were not impaired as of December 31, 2013 and 2012.

Cash and Cash Equivalents—Cash and cash equivalents include cash, demand deposits, and highly liquid investments that are readily convertible to known amounts of cash and have a maturity of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value due to their short-term maturities.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

Marketable Securities—Marketable securities, which are the primary assets in our deferred compensation plan, consist of short- or long-term investments in securities that have quoted prices in active markets. Our portfolio of marketable securities is comprised of equity securities that are classified as trading. These marketable securities are accounted for at fair value with realized and unrealized changes in fair value included in the combined consolidated statement of income as a component of interest and other income.

Restricted Cash—Restricted cash consists of cash escrowed for debt services and deferred compensation.

Deferred Charges—Deferred charges consist primarily of direct financing and leasing costs. Direct financing costs are deferred and amortized over the stated term of the debt as a component of interest expense in the accompanying combined consolidated statements of income using the effective interest rate. Direct costs related to successful leasing activities are capitalized and amortized on a straight line basis over the lives of the related leases.

Non-controlling Interests—Non-controlling interests represent the component of equity in consolidated entities held by third party investors and employees. The percentage interests held by third parties and employees is adjusted for general partner allocations, which occur during the reporting period. In addition, all non-controlling interests in consolidated Funds are attributed a share of income (loss) arising from the respective Funds and a share of other income, if applicable. Income (loss) is allocated to non-controlling interests in consolidated entities based on the relative ownership interests of third party investors and employees after considering any contractual arrangements that govern the allocation of income (loss).

Revenue Recognition

Rental Income—Paramount Predecessor recognizes rental income on a straight-line basis over the lease term of the respective leases. The straight-line basis is calculated by adding the total minimum payments under the lease and then dividing them equally over the life of the lease. Paramount Predecessor commences rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space. Lease incentives are recorded as a deferred asset and amortized as a reduction of revenue on a straight-line basis over the respective lease term. Differences between rental income recognized and amount due under the respective lease agreements are recognized as an increase or decrease to deferred rent receivable.

Tenant reimbursement income — revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the property. This revenue is accrued in the same periods as the expenses are incurred.

Distribution Income—Distributions received from real estate fund investments made through the Funds are recognized as income in the combined consolidated financial statements to the extent that they result from the operations of the underlying investee entity. Distributions from investments that do not result from the operations of the underlying investee entity are considered a return of investment.

Realized and Unrealized Gains, net—Paramount Predecessor records realized gains and losses when there is a sale of the investment or the underlying asset of the investment upon receipt of cash, or when it has abandoned its interest in the underlying investment. Unrealized gains and losses are determined by the change in fair value in the underlying asset.

Fee Income—Paramount Predecessor recognizes income arising from contractual agreements with Partially Owned Entities and the Property Funds (collectively referred to herein as the “Managed Properties”)

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

related to property management, leasing and construction. Additionally, Paramount Predecessor recognizes income arising from contractual agreements with the Funds for acquisition, disposition and financing transactions. The summary of the fee income is described below:

•	Property management fees include management services provided to Managed Properties, such as book keeping, lease management, recruiting, and property management.

•	Leasing commissions include commissions that Paramount Predecessor receives from Managed Properties when a lease is signed without the use of a tenant and landlord broker.

•	Construction fees include construction services provided to Managed Properties and tenants, such as overseeing renovations and performing property improvements or capital projects.

•	Acquisition and disposition fees include administrative services related to acquisition or disposition of investments.

•	Financing fees include administrative services with regards to financing transactions.

•	Asset management fees include asset management services provided to the Funds, such as preparing annual basis target annual returns and capital values, advising strategies to maximize investment values, and supervising and overseeing the investments’ performance.

This revenue is recognized as the related services are performed under the respective agreements.

Derivative Instruments and Hedging Activities—ASC 815, Derivatives and Hedging, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As of December 31, 2013 and 2012, our derivative instruments consisted of certain interest rate swaps which are not designated as hedges. We record all derivatives on the combined consolidated balance sheet at fair value with changes in the fair value of derivatives recognized in earnings.

Interest Income—Paramount Predecessor recognizes interest income earned on cash temporarily held in short term, highly liquid investments or other investments on the accrual basis applying the interest rate to the accrued days.

Income Taxes—The companies included in Paramount Predecessor combined consolidated financial statements operate in the U.S. as partnerships or corporations for U.S. federal income tax purposes. Paramount Predecessor, which owns the general partners of the Funds and consolidates them, is a corporate entity that is subject to federal, state, and local corporate income taxes at the entity level for their share of the profits and losses of the underlying investments.

Income taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current and deferred tax liabilities are recorded within accounts and other payables in the combined consolidated balance sheet. Paramount Predecessor analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

required to file income tax returns, as well as for all open tax years in these jurisdictions. Paramount Predecessor records uncertain tax positions on the basis of a two-step process: (a) determination is made whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (b) those tax positions that meet the more-likely-than-not threshold are recognized at the largest amount of tax benefit that is greater than 50 % likely to be realized upon ultimate settlement with the related tax authority. Paramount Predecessor recognizes accrued interest and penalties related to uncertain tax positions in general and administrative expenses within the combined consolidated statements of income.

Offering Costs—Paramount Predecessor has incurred external offering costs for the year ended December 31, 2013 which are included in other assets in the combined consolidated balance sheets. Such costs are comprised of accounting fees, legal fees, and other professional fees. Such costs have been deferred and will be recorded as a reduction of proceeds of the IPO or as an offset to equity issued, or expensed if the IPO is not consummated.

Recent Pronouncements—In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 provides a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards (“IFRS”) and requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this update on January 1, 2012 did not have a material impact on Paramount Predecessor’s combined consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 was written to enhance disclosures about financial instruments and derivative instruments that are either (a) offset or (b) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Under the amended guidance, an entity is required to disclose quantitative information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including (a) the gross amounts of those recognized assets and liabilities, (b) the amounts offset to determine the net amount presented in the statement of financial position, and (c) the net amount presented in the statement of financial position. With respect to amounts subject to an enforceable master netting arrangement or similar agreement which are not offset, disclosure is required of (a) the amounts related to recognized financial instruments and other derivative instruments, (b) the amount related to financial collateral (including cash collateral), and (c) the overall net amount after considering amounts that have not been offset. The guidance was effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods, and retrospective application is required. As the amendments were limited to disclosure only, adoption did not have a material impact on Paramount Predecessor’s combined consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, to clarify the scope of disclosures about offsetting assets and liabilities. The amendments clarified that the scope of guidance issued in December 2011 to enhance disclosures around financial instruments and derivative instruments that are either (a) offset, or (b) subject to a master netting

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

2. Summary of Significant Accounting Policies—(Continued)

agreement or similar agreement, irrespective of whether they are offset, applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for interim and annual periods beginning on or after January 1, 2013. Adoption did not have a material impact on Paramount Predecessor’s combined consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”), which addresses the recognition, measurement and disclosure of certain obligations including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 states that entities would record obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The guidance in ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation as well as other information about such obligations. For nonpublic entities, the ASU is effective for fiscal years ending after December 15, 2014, with early adoption permitted. Paramount Predecessor adopted this ASU effective December 31, 2013.

In February 2013, the FASB issued ASU No. 2013-02 to ASC Topic 220, Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires additional disclosures regarding significant reclassifications out of each component of accumulated other comprehensive income, including the effect on the respective line items of net income for amounts that are required to be reclassified into net income in their entirety and cross-references to other disclosures providing additional information for amounts that are not required to be reclassified into net income in their entirety. The adoption of ASU 2013-02 as of January 1, 2013, did not have a material impact on Paramount Predecessor’s combined consolidated financial statements.

In June 2013, the FASB issued ASU No. 2013-08, Financial Services—Investment Companies—Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU 2013-08”). The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and determine whether it is an investment company. The amendments in ASU 2013-08 are effective prospectively for fiscal years beginning after December 15, 2013. Early adoption is prohibited. The adoption of ASU 2013-18 on January 1, 2014 did not have a material impact on Paramount Predecessor’s combined consolidated financial statements.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments

With the exception of the Residential Fund, which is carried at historical cost, the Funds qualify as investment companies pursuant to ASC 946, and reflect their underlying investments, including majority-owned and controlled investments, at fair value. Paramount Predecessor has retained the specialized accounting for the Funds. Thus, the Funds’ investments are reflected in real estate fund investments at fair value on the combined consolidated balance sheet, with unrealized gains and losses resulting from changes in fair value reflected as a component of realized and unrealized gains, net in the combined consolidated statements of income. The following table summarizes the capital commitments to the Funds:

Fund Information at December 31, 2013
Fund	Formation Date	Committed Capital		Contributed Capital
Property Funds:
Fund I	2003	$125,000		$125,000
Fund II	2003	218,333		218,333
Fund III	2005	656,400		656,400
Fund IV	2007	370,600		308,080
Fund IV Cayman	2007	38,410		38,410
Fund V Core	2007	204,000		204,000
Fund V CIP	2009	174,590		174,590
Fund V Cayman	2008	17,410		17,410
Fund VII	2012	186,000	(1)	—
Fund VII-H	2012	—		—
Alternative Investment Funds
PGRESS	2008	177,000		106,825
PGRESS-A	2010	19,729		16,500
PGRESS-H	2012	6,917		6,917
Fund VIII	2013	—		—
Residential Fund:
Residential Fund	2013	75,600		—

		$2,269,989		$1,872,465

(1)	Due to a 25% concentration restriction by a major investor, the current available capital balance for investment purposes is $132,500.

Property Funds

As of December 31, 2013, the properties that comprise the Property Funds’ underlying investments are as follows:

•	1633 Broadway, New York, NY

•	60 Wall Street, New York, NY

•	900 Third Avenue, New York, NY

•	31 West 52nd Street, New York, NY

•	1301 Avenue of the Americas, New York, NY

•	One Market Plaza, San Francisco, CA

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

•	Liberty Place, Washington, D.C.

•	1899 Pennsylvania Avenue, Washington, D.C.

•	2099 Pennsylvania Avenue, Washington, D.C.

•	425 Eye Street, Washington, D.C.

The following table represents the Property Funds’ ownership in the underlying investments held as of December 31, 2013:

	As of December 31, 2013
Property Funds:	1633 Broadway	60 Wall St	900 Third Avenue (1)	31 West 52nd St	1301 Ave of the Americas	One Market Plaza	Liberty Place	1899 Penn Avenue	2099 Penn Avenue	425 Eye St
Fund I	51.00%	—	—	—	—	—	—	—	—	100.00%
Fund II	—	46.30%	—	—	—	—	—	—	—	—
Fund III	—	16.00%	39.23%	42.58%	17.66%	75.00%	—	—	—	—
Fund IV	22.20%	—	44.40%	—	4.03%	—	40.77%	64.88%	90.61%	—
Fund IV Cayman	2.30%	—	4.60%	—	0.42%	—	4.23%	6.72%	9.39%	—
Fund V Core	—	—	—	8.42%	19.88%	—	23.10%	11.93%	—	—
Fund V CIP	—	—	—	10.38%	30.56%	—	29.15%	15.05%	—	—
Fund V Cayman	—	—	—	0.95%	2.95%	—	2.75%	1.42%	—	—

Total Property Funds	75.50%	62.30%	88.23%	62.33%	75.50%	75.00%	100.00%	100.00%	100.00%	100.00%
Other investors	24.50%	37.70%	11.77%	37.67%	24.50%	25.00%	—	—	—	—

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Fund III, Fund IV and Fund IV Cayman have a combined 88.23% interest in 900 Third, which owns the office building at 900 Third Avenue in New York City. The remaining interest of 900 Third Avenue is held by Paramount Predecessor through a joint venture with an 11.13% interest and by Paramount Predecessor’s deferred compensation plan with a 0.64% interest.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

The Property Funds’ underlying investments are comprised of the building and land, a mortgage secured by the respective property and net assets and liabilities relating to the operations of the property. The balance sheets as of December 2013 and 2012 and the income statements for the three years ended December 31, 2013 of the underlying property investments of the Property Funds held as of December 31, 2013 are provided below:

	Property Funds’ underlying investments as of December 31, 2013
Balance Sheet	1633 Broadway	60 Wall St	900 Third Avenue	31 West 52nd St	1301 Ave of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye St
Rental property, net	$116,380	$971,228	$135,886	$822,371	$1,676,101	$1,357,166	$147,715	$146,242	$152,845	$162,582
Deferred charges, net	45,189	27,023	9,429	29,416	22,974	20,518	480	4,656	—	3,317
Cash and cash equivalent	67,418	16,029	12,381	21,663	10,011	7,180	5,797	10,444	3,728	2,150
Restricted cash	—	—	—	—	26,353	2,187	1,704	—	1,358	4,864
Deferred rent receivable	82,598	33,756	11,859	26,820	34,897	20,707	—	2,544	—	5,151
Other assets	3,056	27,597	1,619	20,442	29,727	1,605	239	875	150	7,537

Total Assets	$314,641	$1,075,633	$171,174	$920,712	$1,800,063	$1,409,363	$155,935	$164,761	$158,081	$185,601

Mortgage notes and loans payable	$926,260	$925,000	$274,337	$413,490	$1,132,489	$890,478	$84,000	$90,600	$125,525	$124,000
Accounts payable and accruals	13,039	52	2,896	6,317	18,899	15,827	1,380	1,376	2,468	2,511
Interest rate swap liabilities, net	90,893	—	26,361	39,308	26,172	113,019	—	—	—	—
Other liabilities	3,522	5,585	1,540	195,025	91,886	19,004	1,468	9,036	144	29

Total Liabilities	1,033,714	930,637	305,134	654,140	1,269,446	1,038,328	86,848	101,012	128,137	126,540

Partners’ equity (deficit)	(719,073)	144,996	(133,960)	266,572	530,617	371,035	69,087	63,749	29,944	59,061

Total Liabilities and Partners’ equity (deficit)	$314,641	$1,075,633	$171,174	$920,712	$1,800,063	$1,409,363	$155,935	$164,761	$158,081	$185,601

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

	Property Funds’ underlying investments as of December 31, 2012
Balance Sheet	1633 Broadway	60 Wall St	900 Third Avenue	31 West 52nd St	1301 Ave of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye St
Rental property, net	$121,213	$992,173	$138,760	$840,686	$1,690,897	$1,391,928	$147,000	$149,627	$147,000	$167,291
Deferred charges, net	36,116	30,315	10,249	31,537	26,676	20,510	587	5,279	51	2,200
Cash and cash eqivalents	64,062	20,358	16,788	21,359	31,000	8,771	7,191	7,733	3,309	2,196
Restricted cash	—	—	—	—	28,630	2,455	—	—	2,934	—
Deferred rent receivable	79,343	33,717	11,884	23,453	23,136	17,608	—	1,982	—	2,474
Other assets	3,419	30,833	1,048	22,415	33,208	1,140	280	1,340	460	4,203

Total Assets	$304,153	$1,107,396	$178,729	$939,450	$1,833,547	$1,442,412	$155,058	$165,961	$153,754	$178,364

Mortgage notes and loans payable	$926,260	$925,000	$277,710	$410,200	$1,125,286	$875,846	$84,000	$90,600	$124,884	$114,251
Accounts payable and accruals	17,371	43	6,132	7,487	5,368	25,959	1,135	1,353	2,349	2,454
Interest rate swap liabilities, net	125,604	—	36,346	55,301	47,447	149,397	—	—	1,101	427
Other liabilities	3,827	5,960	1,348	220,067	112,248	19,234	1,244	10,733	211	19

Total Liabilities	1,073,062	931,003	321,536	693,055	1,290,349	1,070,436	86,379	102,686	128,545	117,151

Partners’ equity (deficit)	(768,909)	176,393	(142,807)	246,395	543,198	371,976	68,679	63,275	25,209	61,213

Total Liabilities and Partners’ equity (deficit)	$304,153	$1,107,396	$178,729	$939,450	$1,833,547	$1,442,412	$155,058	$165,961	$153,754	$178,364

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

	Property Funds’ underlying investments for the year ended December 31, 2013
Statement of Income	1633 Broadway	60 Wall St	900 Third Avenue	31 West 52nd St	1301 Ave of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye St
Rental income	$130,590	$69,665	$33,601	$77,257	$97,576	$77,265	$8,421	$9,686	$432	$10,167
Tenant reimbursement income	13,538	—	3,036	5,100	9,693	1,707	2,528	4,807	74	4
Other income	2,994	27	732	1,154	2,598	7,778	82	153	58	801

Total Revenues	147,122	69,692	37,369	83,511	109,867	86,750	11,031	14,646	564	10,972

Operating expenses	57,737	846	17,130	24,200	52,893	30,817	4,561	5,396	4,544	5,802
Depreciation and amortization	11,187	26,081	6,349	22,688	37,075	37,847	—	4,139	—	5,502
Other expenses	251	73	156	130	215	236	63	69	66	75

Total Expenses	69,175	27,000	23,635	47,018	90,183	68,900	4,624	9,604	4,610	11,379

Operating income	77,947	42,692	13,734	36,493	19,684	17,850	6,407	5,042	(4,046)	(407)

Unrealized gain (loss) on interest rate swaps	34,711	—	9,985	15,993	21,275	36,378	—	—	1,101	427
Interest expense	(52,563)	(57,088)	(14,872)	(22,307)	(68,540)	(55,170)	(3,887)	(4,514)	(5,285)	(5,664)
Unrealized appreciation (depreciation) on investment in real estate	—	—	—	—	—	—	(2,066)		1,965	—

Net income before taxes	60,095	(14,396)	8,847	30,179	(27,581)	(942)	454	528	(6,265)	(5,644)
Benefit (provision) for income taxes	—	—	—	—	—	—	(45)	(54)	—	2,492

Net income (loss)	$60,095	$(14,396)	$8,847	$30,179	$(27,581)	$(942)	$409	$474	$(6,265)	$(3,152)

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

	Property Funds’ underlying investments for the year ended December 31, 2012
Statement of Income	1633 Broadway	60 Wall St	900 Third Avenue	31 West 52nd St	1301 Ave of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	2099 Penn. Avenue	425 Eye St
Rental income	$123,508	$71,738	$31,689	$77,767	$229,943	$75,994	$8,536	$10,502	$5,669	$9,606
Tenant reimbursement income	15,592	21	2,711	3,354	14,133	1,839	2,624	5,347	3,702	—
Other income	3,576	—	590	4,883	2,677	6,706	92	195	442	97

Total Revenues	142,676	71,759	34,990	86,004	246,753	84,539	11,252	16,044	9,813	9,703

Operating expenses	57,585	853	16,850	23,713	53,209	30,629	4,598	5,500	4,882	4,640
Depreciation and amortization	11,815	26,007	5,835	22,980	55,162	36,551	—	4,296	—	5,425
Other expenses	207	76	144	141	3,687	252	67	64	75	100

Total Expenses	69,607	26,936	22,829	46,834	112,058	67,432	4,665	9,860	4,957	10,165

Operating income	73,069	44,823	12,161	39,170	134,695	17,107	6,587	6,184	4,856	(462)

Unrealized gain (loss) on interest rate swaps	7,236	—	2,365	4,432	16,927	3,219	—	—	3,336	910
Interest expense	(55,435)	(57,237)	(16,492)	(25,207)	(69,928)	(57,116)	(3,887)	(4,514)	(9,168)	(6,726)
Unrealized appreciation (depreciation) on investment in real estate	—	—	—	—	—	—	(3,785)	—	(15,394)	—

Net income before taxes	24,870	(12,414)	(1,966)	18,395	81,694	(36,790)	(1,085)	1,670	(16,370)	(6,278)
Benefit (provision) for income taxes	—	—	—	—	—	—	104	(163)	(1)	2,394

Net income (loss)	$24,870	$(12,414)	$(1,966)	$18,395	$81,694	$(36,790)	$(981)	$1,507	$(16,371)	$(3,884)

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

	Property Funds’ underlying investments for the year ended December 31, 2011
Statement of Income	1633 Broadway	60 Wall St	900 Third Ave	31 West 52nd St	1301 Ave of the Americas	One Market Plaza	Liberty Place	1899 Penn. Avenue	425 Eye St
Rental income	$116,552	$71,738	$32,449	$71,049	$141,335	$72,811	$4,256	$10,453	$5,186
Tenant reimbursement income	16,077	—	2,892	2,973	17,244	2,971	1,043	4,788	—
Other income	3,129	17	862	1,863	2,975	10,220	52	200	2,270

Total Revenues	135,758	71,755	36,203	75,885	161,554	86,002	5,351	15,441	7,456

Operating expenses	57,955	756	16,641	22,768	52,518	31,577	2,129	4,913	4,544
Depreciation and amortization	10,035	26,007	5,514	21,452	38,837	37,016	—	4,194	4,743
Other expenses	166	86	97	55	223	125	62	47	105

Total Expenses	68,156	26,849	22,252	44,275	91,578	68,718	2,191	9,154	9,392

Operating income	67,602	44,906	13,951	31,610	69,976	17,284	3,160	6,287	(1,936)

Unrealized gain (loss) on interest rate swaps	(29,990)	—	(11,093)	(15,094)	(98)	(33,268)	—	—	494
Interest expense	(54,463)	(57,088)	(16,586)	(25,205)	(69,026)	(57,511)	(2,038)	(4,515)	(6,537)
Unrealized appreciation (depreciation) on investment in real estate	—	—	—	—	—	—	6,490	—	—

Net income before taxes	(16,851)	(12,182)	(13,728)	(8,689)	852	(73,495)	7,612	1,772	(7,979)

Benefit (Provision) for income taxes	—	—	—	—	—	—	(759)	(180)	—

Net income (loss)	$(16,851)	$(12,182)	$(13,728)	$(8,689)	$852	$(73,495)	$6,853	$1,592	$(7,979)

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

On January 11, 2012, Fund IV and Fund IV Cayman formed the partnership 2099 Owner LP (“2099 Penn”). Subsequently, on January 31, 2012, 2099 Penn acquired the office building and its underlying land located at 2099 Pennsylvania Avenue in Washington, D.C for $162,482 (including certain fees relating to the acquisition) and received a credit to the purchase price for the assumption of an existing mortgage of $126,313. In the table above, the activity reflected for this partnership’s operations in 2012 is from January 11th through December 31st. No activity took place in 2011.

On March 14, 2014, Fund III, PGRESS and PGRESS-H sold a detached seven story parking structure located on 75 Howard Street in San Francisco (“75 Howard”) to the Residential Fund for $64,650. 75 Howard’s balance sheet and income statement are consolidated into One Market and are included in One Market Plaza in the property tables discussed above. As of December 31, 2013 and 2012, the net assets of 75 Howard were $27,358 and $27,867, respectively, and the net income for the years ended December 31, 2013, 2012 and 2011 for 75 Howard was ($509), $487 and $(672), respectively.

Alternative Investment Funds

As of December 31, 2013, the Alternative Investment Funds have invested in debt or equity interests secured by the following properties:

•	666 Fifth Avenue, New York, NY (“666 Fifth”)

•	One Court Square, New York, NY (“OCS”)

•	2 Herald Square, New York, NY (“2 Herald”)

•	666 Fifth

The investment in 666 Fifth is comprised of a $29,190 tranche of the mortgage on an office building located at 666 Fifth Avenue. This mortgage carries an interest rate of 6.353% and matures in February 2019.

•	OCS

The investment in OCS is a $125,000 preferred equity investment, of which the Alternative Investment Funds own a 28% partnership interest. The preferred equity investment is in a partnership that owns the property and land located at One Court Square, NY. The OCS investment carries an interest rate of 15% of which 9.5% is paid monthly with the remaining 5.5% compounded monthly and added to the preferred equity balance. The preferred equity investment is scheduled to be redeemed on September 1, 2015, and has a one year extension option. During the extension, if exercised, the interest rate increases to 16%, with the current pay portion increasing to 10%.

•	2 Herald

The investment in 2 Herald is a $12,500 preferred equity investment in a partnership that owns the property and land located at 2 Herald Square. The preferred equity investment carries an interest rate of 10.3% of which 7.0% is paid monthly with the remaining 3.3% compounded monthly and added to the preferred equity balance. The preferred equity investment is scheduled to be redeemed on April 11, 2017, and has up to two one year extension options.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

The following table presents the realized and unrealized gains, net:

	Year Ended December 31,
	2013	2012	2011
Realized gain (loss) on real estate fund investment sold	$(694)	$42,128	$—
Previously recorded unrealized gain (loss) on sale	10,571	(39,201)	—

Realized gain on real estate fund investments	9,877	2,927	—
Unrealized gain on real estate fund investments	324,035	158,969	488,238

Realized and unrealized gain from real estate fund investments	333,912	161,896	488,238
Realized gain on sale of joint venture interest	—	2,000	45,581

Realized and unrealized gains, net	$333,912	$163,896	$533,819

In 2011 and 2012, PGI recognized income of $91,162 and $4,000, respectively as part of a transaction in which PGI purchased a 49% partnership interest in 1633 Broadway from third party joint venture partners and sold the interests to (i) a different third party and (ii) Fund IV and Fund IV Cayman, both consolidated subsidiaries of PGI. Included in realized gain on sale of joint venture interest is $21,184 of income earned under profit participation agreements between PGI and the selling joint venture partners. Due to the related party nature of this transaction, Fund IV and Fund IV Cayman carried over PGI’s basis in 1633 Broadway and subsequent changes in fair value of the investment to the reporting date are shown in unrealized gain on real estate fund investments in the table above. The revenue recognized from PGI’s sale to the third party is included in realized gains on sale of joint venture interest in the table above.

In November 2012, Fund II sold the underlying asset located at Candler Tower in New York City for $261,000 recognizing a gain of $2,927 and $65 for the years ended December 31, 2012 and 2013, respectively. The above recognized gain excludes the prior years’ mark-to-market adjustments that are reflected in those prior years’ unrealized gain on real estate fund investments.

In December 2013, Fund III sold the underlying asset located at 440 Ninth Avenue in New York City for $211,500 recognizing a gain of $9,812. The above recognized gain excludes the prior years’ mark-to-market adjustments that are reflected in those prior years’ unrealized gain on real estate fund investments.

The Funds received interests and dividends from real estate fund investments in the amounts of $29,184, $31,326, and $14,000 for the years 2013, 2012 and 2011, respectively.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

3. Real Estate Fund Investments—(Continued)

Allocation of Distributions and Profits and Losses from the Funds

The priorities of distributions, including proceeds from capital transactions, are defined in each Fund’s respective agreement with Paramount Predecessor and the limited partners. Income or loss is allocated among Paramount Predecessor and the limited partners so as to conform to stipulated distributions in accordance with the Funds’ agreements. If certain performance targets within these agreements are met, Paramount Predecessor is also entitled to a preference allocation. At December 31, 2013 and 2012, Paramount Predecessor was entitled to a preferred allocation from the following Funds:

Fund:	2013	2012
Fund I	$32,289	$27,570
PGRESS	2,251	—
PGRESS-H	17	—

	$34,557	$27,570

The effect of the preference allocation is reflected in the allocation of net income attributable to controlling and non-controlling interests in the combined consolidated statement of income. Preference allocation to Paramount Predecessor results in an increase in the net income attributable to Paramount Predecessor.

4. Investments in Partially Owned Entities

The following tables are summaries of the Partially Owned Entities’ financial information:

	As of December 31, 2013
Balance Sheet	1325 Avenue of the Americas	900 Third Avenue	712 Fifth Avenue	718 Fifth Avenue (1)	Total
Real estate, net	$209,455	$135,886	$226,954	$—
Investment in tenancy-in-common	—	—	—	63,233
Other assets	56,479	35,288	34,117	3,048

Total Assets	$265,934	$171,174	261,071	66,281

Mortgage note and loan payable	$220,000	$274,337	225,000	—
Other liabilities	5,450	30,797	48,332	2

Total Liabilities	225,450	305,134	273,332	2

Partners’ equity (deficit)	40,484	(133,960)	(12,261)	66,279

Total Liabilities and Partners’ equity (deficit)	$265,934	$171,174	$261,071	$66,281

Ownership Interest	50%	12%	50%	50%
The Company’s share of equity—carrying value of our investments in Partially Owned Entities	$20,242	$—	$—	$33,140	$53,382

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

4. Investments in Partially Owned Entities—(Continued)

	As of December 31, 2012
Balance Sheet	1325 Avenue of the Americas	900 Third Avenue	712 Fifth Avenue	718 Fifth Avenue (1)	Total
Real estate, net	$213,043	$138,760	$223,225	$ —
Investment in tenancy-in-common	—	—	—	63,224
Other assets	58,788	39,969	37,800	3,224

Total Assets	$271,831	$178,729	261,025	66,448

Mortgage note and loan payable	$220,000	$277,710	225,000	—
Other liabilities	3,702	43,826	53,328	16

Total Liabilities	223,702	321,536	278,328	16

Partners’ equity (deficit)	48,129	(142,807)	(17,303)	66,432

Total Liabilities and Partners’ equity (deficit)	$271,831	$178,729	$261,025	$66,448

Ownership Interest	50%	12%	50%	50%
The Company’s share of equity—carrying value of our investments in Partially Owned Entities	$24,064	$ —	$ —	$33,216	$57,280

	For the year ended December 31, 2013
Statement of Income	1325 Avenue of the Americas	900 Third Avenue	712 Fifth Avenue	718 Fifth Avenue (1)	Total
Rental income	$33,397	$33,601	$41,166	$ —
Tenant reimbursement income	5,186	3,036	4,311
Equity in net income of tenancy-in- common	—	—	—	3,500
Other income	1,203	732	1,785	20

Total Revenues	39,786	37,369	47,262	3,520

Operating expenses	23,667	17,130	22,306	—
Other expense	238	156	194	181
Depreciation and amortization	7,830	6,349	10,009	—

Total Expenses	31,735	23,635	32,509	181

Operating Income	8,051	13,734	14,753	3,339
Unrealized gain (loss) on interest rate swaps	—	9,985	10,031	—
Interest expense	(11,150)	(14,872)	(14,517)	—

Net income (loss)	$(3,099)	$ 8,847	$10,267	$3,339

Ownership Interest	50%	12%	50%	50%
The Company’s share of income from Partially Owned Entities	$(1,550)	$ —	$ 2,612	$1,669	$2,731

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

4. Investments in Partially Owned Entities—(Continued)

	For the year ended December 31, 2012
Statement of Income	1325 Avenue of the Americas	900 Third Avenue	712 Fifth Avenue	718 Fifth Avenue (1)	Total
Rental income	$32,331	$31,689	$35,638	$—
Tenant reimbursement income	8,332	2,711	4,453
Equity in net income of tenancy-in- common				3,500
Other income	1,897	590	1,429	57

Total Revenues	42,560	34,990	41,520	3,557

Operating expenses	23,511	16,850	21,321	—
Other expenses	231	144	197	177
Depreciation and amortization	7,377	5,835	8,091	—

Total Expenses	31,119	22,829	29,609	177

Operating income	11,441	12,161	11,911	3,380
Unrealized gain (loss) on interest rate swaps	—	2,365	924
Interest expense	(11,150)	(16,492)	(14,571)	—

Net income (loss)	$291	$(1,966)	$(1,736)	$3,380

Ownership Interest	50%	12%	50%	50%
The Company’s share of income from Partially Owned Entities	$145	$1,114	$2,593	$1,690	$5,542

	For the year ended December 31, 2011
Statement of Income	1325 Ave. of the Americas	900 Third Avenue	712 Fifth Avenue	718 Fifth Avenue (1)	Total
Rental income	$35,865	$32,449	$40,966	$—
Tenant reimbursement income	8,132	2,892	5,093
Equity in net income of tenancy-in- common				3,673
Other income	4,179	862	2,248	27

Total Revenues	48,176	36,203	48,337	3,700

Operating expenses	22,976	16,641	21,321	—
Other expense	225	97	179	214
Depreciation and amortization	8,568	5,514	8,312	—

Total Expenses	31,769	22,252	29,812	214

Operating income	16,407	13,951	18,525	3,486
Unrealized gain (loss) on interest rate swaps	746	(11,093)	(10,073)	—
Interest expense	(10,498)	(16,586)	(14,592)	—

Net income (loss)	$6,655	$(13,728)	$(6,140)	$3,486

Ownership Interest	50%	12%	50%	50%
The Company’s share of income from Partially Owned Entities	$3,327	$—	$2,121	$1,743	$7,191

(1)	Represents financial information attributable to the 50% tenancy-in-common interest in this property held by a joint venture. Paramount Predecessor’s 50.0% interest in the joint venture represents a 25.0% interest in the property.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

4. Investments in Partially Owned Entities—(Continued)

As of December 31, 2013, 2012 and 2011, 900 Third had a deficit equity balance. Paramount Predecessor has no obligation to fund the deficit balance and therefore does not recognize losses in excess of its investment balance. Any losses not recognized will offset future net income until all unrecognized losses are utilized. As of December 31, 2013, 2012 and 2011, the Company’s share of the unrecognized losses for 900 Third total $3,717, $4,759 and $4,527, respectively. The Company’s share of income from Partially Owned Entities includes cash distributions of $1,114 for the year ended December 31, 2012.

Additionally, as of December 31, 2013, 2012 and 2011, Paramount Predecessor’s investment in 712 Fifth had a deficit balance. Paramount Predecessor has no obligation to fund the deficit balance and therefore did not recognize losses in excess of its investment balance. Any losses not recognized will offset future net income until all unrecognized losses are utilized. As of December 31, 2013, 2012 and 2011, the Company’s share of the unrecognized losses for 712 Fifth total $0, $3,938 and $3,070, respectively. The Company’s share of income from Partially Owned Entities includes cash distributions of $1,417, $2,593, and $2,121 for the year ended December 31, 2013, 2012 and 2011, respectively.

5. Rental Income

Our only consolidated property in Paramount Predecessor is Waterview. Paramount Predecessor recognizes rental income from leasing office, commercial, and storage space in Waterview to tenants through operating leases with expiration over the next 15 years.

The leases require fixed minimum monthly payments over the terms of the respective lease and also adjustments to rent based on increases in the Consumer Price Index, real estate taxes, operating expenses, and utility expenses.

The following is a schedule of future minimum rental income on non-cancelable operating leases with the property as of December 31, 2013:

Total
Year Ending December 31,
2014	$29,545
2015	30,094
2016	30,653
2017	31,265
2018	31,893
Thereafter	318,577

Concentration Risk—Waterview has a tenant occupying 98.6% of the building whose lease expires on January 31, 2028.

6. Related Party Transactions

Fee Income

Paramount Predecessor recognizes fee income for the Managed Properties. The fees are reflected as fee income in the combined consolidated statements of income.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

6. Related Party Transactions—(Continued)

Income related to the Managed Properties consists of the following:

	Year Ending December 31,
Fees:	2013	2012	2011
Property management fees	$15,641	$14,712	$15,208
Leasing fees	503	287	1,735
Construction fees	6,937	2,513	3,022
Acquisition and disposition fees	2,785	5,462	6,627
Financing fees	560	—	210

Total	$26,426	$22,974	$26,802

Asset Management Fees

Paramount Predecessor earns asset management fees from Funds it manages. Asset management fees and expenses related to Funds included in the combined consolidated financial statements are eliminated in combination and consolidation.

The effect of fees earned from limited partners is reflected in the allocation of net income attributable to Paramount Predecessor and non-controlling interests in the statement of income. Asset management fees related to the limited partners are reflected as a reduction to net income attributable to non-controlling interest which results in a corresponding increase in the net income attributable to Paramount Predecessor.

The following is a summary of the asset management fees earned by Paramount Predecessor:

	For the years ended December 31,
	2013	2012	2011
Gross Asset Management Fees	$27,062	$26,180	$23,701
Eliminated Fees (1)	(1,173)	(1,118)	(1,087)

Net Asset Management Fees	$25,889	$25,062	$22,614

(1)	Eliminated fees reflect a reduction in asset management fees from the general partner interest in each of the private equity real estate funds.

Management Fees

Included in other receivables and accounts payable are accrued fees that have been recorded, but not paid by or refunded to the Managed Properties. In addition, the Managed Properties must reimburse Paramount Predecessor for other professional services which it arranges for in the course of its property management activities. As of December 31, 2013 and 2012, the net balance due from Managed Properties was $1,376 and $2,652, respectively.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

6. Related Party Transactions—(Continued)

Management Loans

Employee Loan

Paramount Predecessor made a $5,000 loan to an employee in 2011. The loan has an outstanding loan balance of $3,000 and $4,000 as of December 31, 2013 and 2012 respectively. The interest rate on the loan is fixed at 2.49% and the loan matures on December 31, 2016. Payment of interest and $1,000 in principal are due annually on December 31.

Family Services

Family office services mainly comprise accounting and bookkeeping services. During the years ended December 31, 2013, 2012, and 2011, Paramount Predecessor provided certain family office services to the stockholders of Paramount Predecessor without charge, the value of these services is considered to be de minimis.

7. Commitments and Contingencies

Funding Commitments

Paramount Predecessor had $42,771 of uncalled funding commitments as of December 31, 2013 representing general partner and limited partner capital funding commitments to the Funds. In addition, the Paramount Predecessor expects to fund up to $10,000 in connection with the formation of Fund VIII.

Additionally, as of December 31, 2013, the Managed Properties have contractual obligations to fund $110,093 of tenant improvements under executed leases. These obligations are direct obligations of the Managed Properties rather than of Paramount Predecessor, and Paramount Predecessor does not have an obligation to fulfill these commitments.

Contingencies

Guarantees

Certain of the Funds guarantee payments to third parties in connection with ongoing business activities. There is no recourse to Paramount Predecessor to fulfill such obligations beyond the assets of the respective fund. To the extent that underlying Funds are required to fulfill guarantee obligations, Paramount Predecessor’s invested capital in such Funds is at risk. Other than those discussed above, there are no guarantees as of December 31, 2013 and 2012.

Litigation

In the normal course of business, from time to time, Paramount Predecessor is involved in legal proceedings relating to the ownership and operations of Paramount Predecessor’s Managed Properties. Management believes the insurance policies Paramount Predecessor has in place would be sufficient to cover any such exposures. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions which are not covered by the insurance policy will not have a material effect on Paramount Predecessor’s combined consolidated financial position, results of operations, or liquidity.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

8. Mortgage Notes and Loans Payable

Loans and notes payable are stated at their amortized cost. Financing costs are capitalized and amortized on a straight-line basis, which approximates the effective interest method, over the initial term of the related loan.

To fund the acquisitions of properties, Paramount Predecessor took out loans and entered into three Omnibus Loan Agreements (individually and collectively referred to as the “Omnibus Loan”) at the Fund level. These loans, upon lender approval, made available a credit facility to be used for membership interest advances. Additionally, the loans each provide a property working capital advance to fund leasing costs and capital improvements in the underlying investments. Below is a table summarizing the mortgage note and loans payable:

	Maturity	Spread over LIBOR	Interest Rate at December 31, 2013	Interest Rate at December 31, 2012	Balance at
					December 31, 2013	December 31, 2012
Mortgage Note Payable:
Waterview (1)	Jun-17	n/a	5.76%	5.76%	$210,000	$210,000

Total Mortage Note Payable					210,000	210,000

Loans Payable:
Fund I:
Working capital advance (2)	Nov-16	LIBOR + 263bps	2.79%	2.84%	20,000	20,000
425 Eye Street (3)	n/a	n/a	n/a	2.50%	—	13,678
1633 Broadway (4)	Nov-16	LIBOR +159bps	1.77%	1.80%	84,122	85,000
Fund II:
Working capital advance (2)	Jun-15	LIBOR + 269bps	2.93%	3.00%	13,150	13,150
Fund III:
Working capital advance (2)	Dec-15	LIBOR + 286bps	3.02%	3.07%	6,323	7,666
900 Third Avenue (5)	Jun-17	LIBOR + 304bps	3.20%	3.25%	27,711	28,000
One Market Plaza (6)	Jul-17	LIBOR + 162bps	1.78%	1.83%	138,553	140,000

Total Loans Payable					289,859	307,494

Total Mortgage Notes and Loans Payable					$499,859	$517,494

Notes	to preceding tabular information:

(1)	In conjunction with the acquisition of the property, Waterview obtained a $210,000 loan secured by a mortgage and evidenced by a note. Interest rate is fixed through maturity. Waterview incurred approximately $1,801 in financing costs.

(2)	The Omnibus Loan for Funds I, II, and III provided Paramount Predecessor with a working capital advance.

(3)	The 425 Eye Street Omnibus Loan was repaid on April 25, 2013 and carried a variable interest rate of 2.50% as of December 31, 2012.

(4)	Fund I borrowed $85,000 under the Fund I Omnibus Loan in conjunction with the acquisition of 1633 Broadway. The loan had four options to extend the maturity date from October 15, 2012. The first option was for five years and the remaining three are for one-year. On August 8, 2012, Fund I exercised the first extension option—extending the loan’s maturity through November 5, 2016. During the extension period, principal and interest is payable based on a 28-year amortization schedule.

(5)

Fund III drew $28,000 from the 900 Third Avenue Omnibus Loan in conjunction with the acquisition of its partnership interest in 900 Third. The loan had four options to extend the maturity date from June 11, 2012. The first option was for five years, and the remaining three are for one-year. In March 2012, Fund III

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

8. Mortgage Notes and Loans Payable—(Continued)

exercised the first extension option—extending the loan’s maturity through June 12, 2017. During the extension period, principal and interest is payable based on a 28-year amortization schedule.

(6)	Fund III drew $140,000 from the One Market Plaza Omnibus Loan in conjunction with the acquisition of One Market Plaza. The loan had four options to extend the maturity date from July 2, 2012. The first option was for five years and the remaining three are for one-year. In July 2012, Fund III exercised the first extension—extending the loan’s maturity through July 3, 2017. During the extension period, principal and interest is payable based on a 28-year amortization schedule.

Pursuant to mortgage notes and loan agreements, certain covenants restrict sale of investments, limit future borrowings and place limitations on distributions excluding distributions for income taxes. Paramount Predecessor is in compliance with all covenants as of December 31, 2013 and 2012.

9. Preferred Equity Obligation

On July 28, 2011, Fund IV and Fund IV Cayman and a joint venture partner for 1633 Broadway (collectively, “New 1633 Partners”) acquired 19.40%, 5.10% and 24.50% limited partnership interests in 1633 Broadway, respectively. The remaining 51.00% partnership interest is held by Fund I. Simultaneous to the acquisition, a third party preferred partner (“Preferred Partner”) made a $200,000 preferred equity investment in 1633 Broadway, to fund a portion of the purchase price on behalf of the New 1633 Partners. The preferred equity investment is required to be repaid on or before July 28, 2016.

Paramount Predecessor has determined that the Preferred Partner’s preferred equity investment in 1633 Broadway should be recognized as a liability in the Combined Consolidated Balance Sheets because Paramount Predecessor is required to pay a fixed determinable amount on a specified date irrespective of the performance of the underlying investment in 1633 Broadway.

The Preferred Partner is entitled to 8.5% preferred interest per annum on its preferred equity investment as well as an exit fee upon disposition of the investment in 1633 Broadway. The Preferred Partner receives quarterly interest payments of 5% per annum, increasing to 7% per annum on July 28, 2014, while all unpaid preferred interest is compounded monthly and added to the preferred equity obligation. Allocations of net profit or loss of the Partnership are allocated among the Partners in accordance with their ownership interests. The exit fee of approximately $2,400 is amortized using the effective interest method. As of December 31, 2013 and 2012, the unamortized portion of the exit fee attributable to Paramount Predecessor was approximately $337 and $573, respectively, and is included in other liabilities on the accompanying combined consolidated balance sheets. For the years ended December 31, 2013 and 2012, the exit fee amortization attributable to Paramount Predecessor was approximately $236 and $237, respectively, and is included as a component of interest expense on the accompanying combined consolidated statements of income.

10. Variable Interest Entities

Pursuant to U.S. GAAP consolidation guidance, Paramount Predecessor consolidates certain VIEs in which it is determined that Paramount Predecessor is the primary beneficiary either directly or indirectly, through a consolidated entity. The purpose of such VIEs is to provide strategy specific investment opportunities for investors in exchange for management and performance based fees. The investment strategies of Paramount Predecessor differ by product; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and performance based fees. In Paramount Predecessor’s role as

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

10. Variable Interest Entities—(Continued)

general partner, collateral manager or investment adviser, it generally considers itself the sponsor of the applicable Fund. Paramount Predecessor does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

As of December 31, 2013, Paramount Predecessor held variable interests in Fund IV Cayman, Fund V Cayman, PGRESS A and PGRESS H which were determined to be VIEs. We are required to consolidate our interests in these entities because we are deemed to be the primary beneficiary and have the power to direct the activities of the entity that most significantly affect economic performance and the obligation to absorb losses and right to receive benefits that could potentially be significant to the entity. The table below summarizes the assets and liabilities of the entities. The liabilities are secured only by the assets of the entity, and are non-recourse to us.

	December 31,
	2013	2012
Investments, at fair value	$74,044	$59,152
Cash and restricted cash	22,837	2,128
Other assets, net	238	245

Total VIE assets	97,119	61,525

Preferred equity obligation	10,297	9,901
Other liabilities	383	220

Total VIE liabilities	$10,680	$10,121

11. Profit Sharing Compensation

Deferred compensation

In 1993, Paramount Predecessor established a deferred compensation program (the “1993 Plan”). The 1993 Plan, which invests in certain marketable equity securities, covers certain management employees who have been designated as eligible to participate under the 1993 Plan by the board of directors of the management company.

Participants of the 1993 Plan are permitted to defer certain percentages of their compensation, as defined in the 1993 Plan documents. In addition, the 1993 Plan allows Paramount Predecessor to make discretionary contributions. All amounts are fully and immediately vested. The assets of the 1993 Plan, included in marketable securities and restricted cash on the combined consolidated balance sheet, remain the sole property of Paramount Predecessor and are subject to the claims of its general creditors. The 1993 Plan has a balance of $25,134 and $18,055 as of December 31, 2013 and 2012 respectively. Paramount Predecessor’s contributions were $2,025, $1,850 and $1,950 for the years ended December 31, 2013, 2012 and 2011, respectively.

In 1999, Paramount Predecessor established a second deferred compensation program (“the 1999 Plan”). The 1999 Plan, which indirectly owns 0.638% of 900 Third Avenue, covers certain management employees who have been designated as eligible to participate under the 1999 Plan by the Board of Directors.

Participants in the 1999 Plan were permitted to defer a portion of their compensation as defined. All amounts are fully and immediately vested. The assets of the 1999 Plan remain the sole property of Paramount Predecessor and are subject to the claims of its general creditors. The 1999 Plan has a balance of $2,209 and

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

11. Profit Sharing Compensation—(Continued)

$1,672 as of December 31, 2013 and 2012 respectively. Paramount Predecessor’s contributions were $0, $64 and $0 for the years ended December 31, 2013, 2012 and 2011, respectively.

Deferred compensation expense relating to the 1993 Plan and the 1999 Plan included in general and administrative expenses for the years ending December 31, 2013, 2012, and 2011 was $5,532, $2,071 and ($950), respectively.

Profit sharing arrangements

Paramount Predecessor offered certain management employees (the “Members”) an opportunity to co-invest in the Property Funds and the Alternative Investment Funds through profit sharing arrangements. Pursuant to the management company operating agreement, the Members are entitled to 20% of the fee income and 50% share of net profit and losses owned by the general partner of the funds. The portion allocated to the Members is included in Profit sharing compensation on the accompanying combined consolidated statements of income. The unpaid amount allocated to Members is reflected as a liability and included in Compensation Payable on the accompanying combined consolidated balance sheets.

12. Fair Value Measurement

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities that are measured at fair value on the combined consolidated balance sheets consist of interest in Property Funds, Alternative Investment Funds, deferred compensation plan and interest rate swaps. The table below aggregates the fair values of these financial assets and liabilities by their levels in the fair value hierarchy at December 31, 2013 and 2012 respectively:

	As of December 31, 2013
	Total	Level 1	Level 2	Level 3
Real Estate Fund Investments:
Investment in Property Funds	$2,081,259	$—	$—	$2,081,259
Investment in Alternative Investment Funds	77,630	—	—	77,630

Total Real Estate Fund Investments	2,158,889	—	—	2,158,889
Deferred Compensation Plan assets—marketable securities	26,065	26,065		—
Interest rate swap assets	1,325	—	1,325	—

Total assets	$2,186,279	$26,065	$1,325	$2,158,889

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

12. Fair Value Measurement—(Continued)

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3
Real Estate Fund Investments:
Investment in Property Funds	$1,779,786	$—	$—	$1,779,786
Investment in Alternative Investment Funds	60,486	—	—	60,486

Total Real Estate Fund Investments	1,840,272	—	—	1,840,272
Deferred Compensation Plan assets—marketable securities	17,802	17,802	—	—

Total assets	$1,858,074	$17,802	$—	$1,840,272

Interest rate swap liabilities	289	—	289	—

Total liabilities	$289	$—	$289	$—

Property Funds

At December 31, 2013, the Property Funds have ten investments. These investments are classified as Level 3. We use a discounted cash flow valuation technique to estimate the fair value of each of these investments, which is updated quarterly by personnel responsible for the management of each investment and reviewed by senior management at each reporting period. The discounted cash flow valuation technique requires Paramount Predecessor to estimate cash flows for each investment over the holding period of 10 years, and is based on Paramount Predecessor’s view of the foreseeable future. Cash flows are derived from property rental revenue (base rents plus reimbursements) less operating expenses, real estate taxes and capital and other costs, plus projected sales proceeds in the year of exit. Property rental revenue is based on leases currently in place and our estimates for future leasing activity, which are based on current market rents for similar space. Similarly, estimated operating expenses and real estate taxes are based on amounts incurred in the current period plus a projected growth factor for future periods. Anticipated sales proceeds at the end of an investment’s expected holding period are determined based on the net cash flow of the investment in the year of exit, divided by a terminal capitalization rate, less estimated selling costs.

Significant unobservable quantitative inputs in the table below were utilized in determining the fair value of these Fund investments at December 31, 2013 and 2012:

	2013		2012
Unobservable Quantitative Input	Range	Weighted Average (based on fair value of investments)	Range	Weighted Average (based on fair value of investments)
Discount Rates	6.75% - 7.50%	7.01%	6.50% - 8.00%	7.07%
Terminal Capitalization Rates	5.00% - 6.50%	5.32%	5.25% - 6.50%	5.46%

The above inputs are subject to change based on changes in economic and market conditions and/or changes in use or timing of exit. Changes in discount rates and terminal capitalization rates result in increases, or decreases, in the fair values of these investments. The discount rates encompass, among other things, uncertainties in the valuation models with respect to terminal capitalization rates and the amount and timing of cash flows. Therefore, a change in the fair value of these investments resulting from a change in the terminal capitalization rate may be partially offset by a change in the discount rate. Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value, respectively. It is not possible for Paramount Predecessor to predict the effect of future economic or market conditions on the estimated fair values.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

12. Fair Value Measurement—(Continued)

Alternative Investment Funds

At December 31, 2013, Paramount Predecessor’s Alternative Investment Funds had balances in mortgage notes and preferred equity. These instruments are classified as Level 3. Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate. The balances are updated quarterly by personnel responsible and reviewed by senior management at each reporting period:

	2013		2012
Unobservable Quantitative Input	Range	Weighted Average (based on fair value of investments)	Range	Weighted Average (based on fair value of investments)
Credit Spreads	4.75%	4.75%	5.75%	5.75%
Preferred Return	10.96% - 14.00%	13.27%	17.10%	17.10%

The significant unobservable inputs used in the fair value measurement of the mortgage notes and preferred equity includes a credit spread and preferred return. Significant increases or decreases in any of these inputs in isolation would result in a significantly lower or higher fair value, respectively.

Property and Alternative Investment Funds—Level 3 Roll-forward

The table below summarizes the changes in the fair value of Fund investments that are classified as Level 3, for the years ended December 31, 2013 and 2012:

	Real Estate Fund Investments for the Year Ended December 31,
	2013	2012
Beginning balance	$1,840,272	$1,564,520
Additions to real estate fund investments	41,855	185,856
Proceeds from sale of real estate fund investments	(57,150)	(72,000)
Realized and net change in unrealized gains from real estate fund investments	333,912	161,896

Ending Balance	$2,158,889	$1,840,272

Deferred Compensation Plan

Deferred compensation plan assets are classified as Level 1 and consists of a diversified portfolio of investments in marketable securities. We receive quarterly financial reports from a third-party administrator which provides detail of activity in the plans.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

12. Fair Value Measurement—(Continued)

At December 31, 2013 and 2012 deferred compensation plan investments which are classified as trading securities and stated at fair value, are as follows:

	December 31,
	2013	2012
1993 Plan
Marketable Securities	$23,856	$16,130

1999 Plan
Marketable Securities	$2,209	$1,672

Interest Rate Swaps

Paramount Predecessor’s interest rate swaps are valued by a third party specialist based on a pricing model that incorporates market observable inputs for interest rate curves and unobservable inputs for credit spreads. The interest rate swaps are classified as Level 2 in the valuations hierarchy.

Financial Assets and Liabilities Not Measured at Fair Value

The following assets and liabilities are not measured at fair value on the combined consolidated balance sheets:

	Fair Value		Carrying Value
	2013	2012	2013	2012
Liabilities:
Payable (1)
Waterview	228,949	236,381	210,000	210,000
Fund I	90,059	90,595	104,122	118,678
Fund II	9,441	6,027	13,150	13,150
Fund III	123,604	101,521	172,587	175,666

Preferred Equity Obligation (2)	113,945	108,572	109,650	105,433

Notes to preceding tabular information:

(1)	The fair value of drawdowns under the Omnibus Loan are classified as Level 3 and are estimated by discounting future cash flows using an interest rate that is available for the Funds and Properties for debt and similar terms, remaining maturities, and credit risks.

(2)	The fair value of the Preferred Equity obligation is classified as level 3 and is estimated by discounting future cash flows using an interest rate that may be currently available to Paramount Predecessor for debt with similar terms, remaining maturities, and credit risk:

	Range
Unobservable Quantitative Input	2013	2012
Preferred Return	8.50%	8.50%

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

12. Fair Value Measurement—(Continued)

Other Fair Value Measurements

The carrying amounts of cash and cash equivalents, restricted cash, security deposits, accounts receivable and other receivables, other assets, accounts payable and other payables, tenants’ security deposits, and other liabilities are a reasonable estimate of their fair values, as per the Level 1 hierarchy, due to their short-term nature.

The fair value estimates presented herein are based on the pertinent information available to management as of December 31, 2013 and 2012.

13. Income Taxes

The provision for income taxes consists of the following:

	December 31,
	2013	2012	2011
Current
Federal income tax	$5,509	$3,168	$15,538
State and local income tax	2,819	1,919	8,308

	8,328	5,087	23,846
Deferred
Federal income tax	1,780	1,179	13,610
State and local income tax	921	718	5,517

	2,701	1,897	19,127

Provision for income taxes	$11,029	$6,984	$42,973

The following table summarizes Paramount Predecessor’s tax position:

	December 31,
	2013	2012	2011
Income before income taxes	$317,396	$151,109	$445,669
Total provision for income taxes	11,029	6,984	42,973
Effective income tax rate	3.5%	4.6%	9.6%

The following table reconciles Paramount Predecessor’s provision for income taxes to the U.S. federal statutory tax rate:

	December 31,
	2013		2012		2011
Statutory U.S. federal income tax rate	35%		35%		35%
Income passed through to common unitholders and non-controlling interest holders (a)	(31.6%	)	(31.8%	)	(27.3%	)
State and local income taxes	0.8%		1.1%		2.0%
Other	(0.7%	)	0.3%		(0.1%	)

Effective income tax rate (b)	3.5%		4.6%		9.6%

(a)	Includes income that is not taxable to Paramount Predecessor. Such income is directly taxable to Paramount Predecessor’s unit holders and the non-controlling interest holders.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

13. Income Taxes—(Continued)

(b)	The effective tax rate is calculated on Income (loss) before income taxes

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. A summary of the tax effects of the temporary difference is as follows:

	December 31, 2013
	2013	2012
Deferred Tax Liabilities Investment in Partnership/Real Estate	$175,438	$172,357
FMV Step Up Adjustment	31,981	24,827
Deferred Compensation	(9,886)	(6,675)
NOLs, Passive Losses & Other Carryovers	(9,158)	(4,931)
Other	(491)	(477)
Valuation Allowance	1,710	1,792

Total deferred tax liabilities	$189,594	$186,893

The unrecognized tax benefits are recorded in accounts and other liabilities.

We account for certain tax positions in accordance with ASC 740, “Income Taxes.” ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures. As of December 31, 2013 and 2012, we do not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of the income tax provision. As of December 31, 2013, the tax years ended December 31, 2010 through December 31, 2013 remain open for an audit by the Internal Revenue Service. PGI and several of its consolidated subsidiaries are currently under audit by the Internal Revenue Service and in certain state and local tax jurisdictions.

14. Benefit Plans

Multiemployer Benefit Plans

Paramount Predecessor, through its Properties and Managed Properties (“Participating Properties”) makes contributions to certain multiemployer defined benefit plans (“Multiemployer Pension Plans”) and health plans (“Multiemployer Health Plans”) for its union represented employees, pursuant to the respective collective bargaining agreements.

Multiemployer Pension Plans differ from single-employer pension plans in that (i) contributions to multiemployer plans may be used to provide benefits to employees of other participating employers and (ii) if other participating employers fail to make their contributions, each of the Participating Properties may be

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

14. Benefit Plans—(Continued)

required to bear its then pro rata share of unfunded obligations. If a Participating Property withdraws from a plan in which it participates, it may be subject to a withdrawal liability. As of December 31, 2012, the Properties’ and Managed Properties’ participation in these plans was not significant to Paramount Predecessor’s combined consolidated financial statements.

In the years ended December 31, 2013, 2012, and 2011, the Participating Properties contributed $7, $7, and $9, respectively, towards Multiemployer Pension Plans, which is included as a component of operating expenses on Paramount Predecessor’s combined consolidated statements of income.

Multiemployer Health Plans

Multiemployer Health Plans in which the Participating Properties participate provide health benefits to eligible active and retired employees. In the years ended December 31, 2013, 2012, and 2011, the Participating Properties contributed $48, $55, and $40, respectively, towards these plans, which is included as a component of operating expenses on our combined consolidated statements of income.

Paramount Group, Inc.—401(k) Plan

In January 1990, we implemented a 401(k) Savings/Retirement Plan (the “401(k) Plan”), to cover eligible employees of PGI. The 401(k) Plan permits eligible employees to contribute up to 25% of their pre-tax compensation and/or up to 25% of their after-tax compensation as a Roth contribution, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. Our 401(k) Plan includes a matching contribution, subject to ERISA limitations, equal to 100% of the first 6%, and 50% of the next 6% of the participant’s basic compensation. For 2013, 2012 and 2011, a matching contribution equal to 100% of the first 6%, and 50% of the next 6% of the participant’s basic compensation was made. For the years ended December 31, 2013, 2012 and 2011, we made matching contributions of approximately $1,012, $930 and $783, respectively.

15. Segments Disclosure

Paramount Predecessor’s segments are based on Paramount Predecessor’s method of internal reporting. Paramount Predecessor’s internal reporting structure and operations mirror its ownership structure for owned properties, including wholly owned and joint venture property interests, and the managed funds which own interests in the properties listed below. In addition, Paramount Predecessor has a corporate entity which performs certain general and administrative level services, including legal and accounting, which is also considered a separate reporting segment referred to as the “management company.” Each individual property and each individual fund represents a different operating segment. All owned properties and managed funds have been aggregated as reportable segments as the individual properties and funds do not meet the quantitative and qualitative requirements to be disclosed separately.

Paramount Predecessor’s interests in properties are included in Paramount Predecessor segments as follows:

Owned Properties

•	Waterview, Washington, D.C. Metro

•	1325 Avenue of the Americas, New York, NY

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

15. Segments Disclosure—(Continued)

•	900 Third Avenue, New York, NY (11.77% interest)

•	712 Fifth Avenue, New York, NY

•	718 Fifth Avenue, New York, NY

Managed Funds

•	1633 Broadway, New York, NY

•	60 Wall Street, New York, NY

•	900 Third Avenue, New York, NY (88.23% interest)

•	31 West 52nd Street, New York, NY

•	1301 Avenue of the Americas, New York, NY

•	One Market Plaza, San Francisco, CA

•	Liberty Place, Washington, D.C.

•	1899 Pennsylvania Avenue, Washington, D.C.

•	2099 Pennsylvania Avenue, Washington, D.C.

•	425 Eye Street, Washington, D.C.

Revenues from the reportable segments arise from rental income, tenant reimbursement income, distributions received from real estate fund investments, realized and unrealized gains and other income.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

15. Segments Disclosure—(Continued)

The following tables provide selected results for each reportable segment for the years ended December 31, 2013, 2012, and 2011 as reviewed by management:

	As of December 31, 2013
	Owned Properties	Managed Funds	Management Company	Eliminations	Total
Income Statement Data:
Revenues:
Rental income	$30,406	$—	$—	$—	$30,406
Tenant reimbursement income	1,821	—	—	—	1,821
Distributions from real estate fund investments	—	29,184	—	—	29,184
Realized and unrealized gain, net	—	333,912	—	—	333,912
Fee Income	—	—	54,298	(27,872)	26,426

Total Revenues	32,227	363,096	54,298	(27,872)	421,749
Total Expenses	26,369	29,417	60,385	(27,872)	88,299
Operating Income	5,858	333,679	(6,087)	—	333,450
Income from partially owned entities	2,731	—	74,695	(74,695)	2,731
Unrealized gain (loss) on interest rate swaps	—	1,615	—		1,615
Interest and other income	5,891	1,152	2,364		9,407
Interest expense	(12,443)	(17,219)	(145)		(29,807)

Net income before taxes	2,037	$319,227	$70,827	$(74,695)	$317,396

Depreciation and Amortization	10,435
Interest expense	12,443

EBITDA (1)	$24,915

Balance Sheet Data:
Total assets	$585,614	$2,333,709	$373,173	$(332,109)	$2,960,387
Total liabilities	350,884	508,481	96,596	(58,714)	897,247
Total equity	234,730	1,825,228	276,577	(273,395)	2,063,140

(1)	EBITDA represents “Earnings Before Interest, Taxes, Depreciation and Amortization”. Paramount Predecessor considers EBITDA a measure to make decisions and assessing the performance of the owned properties segment and net income before taxes for the managed funds and management company segments.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

15. Segments Disclosure—(Continued)

	As of December 31, 2012
	Owned Properties	Managed Funds	Management Company	Eliminations	Total
Income Statement Data:
Revenues:
Rental income	$29,773	$—	$—	$—	29,773
Tenant reimbursement income	1,543	—	—	—	1,543
Distributions from real estate fund investments		31,326	—	—	31,326
Realized and unrealized gain, net		159,896	4,000	—	163,896
Fee income		—	50,148	(27,174)	22,974

Total Revenues	31,316	191,222	54,148	(27,174)	249,512
Total Expenses	22,206	27,275	55,489	(26,967)	78,003
Operating Income	9,110	163,947	(1,341)	(207)	171,509
Income from partially owned entities	5,542	—	57,587	(57,587)	5,542
Unrealized gain (loss) on interest rate swaps	—	6,969	—	—	6,969
Interest and other income	3,472	113	846	—	4,431
Interest expense	(11,704)	(25,599)	(39)	—	(37,342)

Net income before taxes	6,420	$145,430	$57,053	$(57,794)	$151,109

Depreciation and Amortization	9,970
Interest expense	11,704

EBITDA (1)	$28,094

Balance Sheet Data:
Total assets	$704,340	$1,919,942	$307,933	$(284,575)	$2,647,640
Total liabilities	347,300	500,512	78,106	(52,417)	873,501
Total equity	357,040	1,419,430	229,827	(232,158)	1,774,139

(1)	EBITDA represents “Earnings Before Interest, Taxes, Depreciation and Amortization”. Paramount Predecessor considers EBITDA a measure to make decisions and assessing the performance of the owned properties segments and net income before taxes for the managed funds and management company segments.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

15. Segments Disclosure—(Continued)

	As of December 31, 2011
	Owned Properties	Managed Funds	Management Company	Eliminations	Total
Income Statement Data:
Revenues:
Rental income	$29,187	$—	$—	$—	29,187
Tenant reimbursement income	1,004	—	—	—	1,004
Distributions from real estate fund investments		15,128	—	—	15,128
Realized and unrealized gain, net		442,658	91,161	—	533,819
Fee income	—	—	51,118	(24,316)	26,802

Total Revenues	30,191	457,786	142,279	(24,316)	605,940
Total Expenses	19,269	24,842	114,613	(24,145)	134,579
Operating Income	10,922	432,944	27,666	(171)	471,361
Income from partially owned entities	7,191	—	148,367	(148,367)	7,191
Unrealized gain (loss) on interest rate swaps	—	(273)	—	—	(273)
Interest and other income	891	106	890	—	1,887
Interest expense	(11,018)	(23,306)	(173)	—	(34,497)

Net income before taxes	7,986	$409,471	$176,750	$(148,538)	$445,669

Depreciation and Amortization	10,501
Interest expense	11,018

EBITDA (1)	$29,505

(1)	EBITDA represents “Earnings Before Interest, Taxes, Depreciation and Amortization”. Paramount Predecessor considers EBITDA a measure to make decisions and assessing the performance of the owned properties segments and net income before taxes for the managed funds and management company segments.

16. Subsequent Events

Paramount Predecessor has evaluated all events and transactions occurring subsequent to December 31, 2013 and through May 14, 2014, which represents the date the financial statements are available to be issued.

Except as disclosed below, there have not been any events that have occurred that would require adjustments to or disclosure in our combined consolidated financial statements.

On February 14, 2014, PGRESS and PGRESS-H acquired a limited partnership interest in One Market Plaza, from a third party joint venture partner for $70,000.

PARAMOUNT PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

16. Subsequent Events—(Continued)

On February 28, 2014, Paramount Predecessor through its subsidiaries, made a $33,750 preferred equity investment in a partnership that owns the property and land located at 470 Vanderbilt. As a preferred member, Paramount Predecessor is entitled to a nominal annual preferred interest of 10.25% of which 8.0% is paid monthly for the first two years with the remaining 2.25% compounded monthly and added to the preferred equity balance. This preferred equity investment is scheduled to be redeemed on February 26, 2019.

On March 14, 2014, One Market Plaza sold 75 Howard Street, the garage parcel included in its investment in One Market Plaza, to Residential Fund, a Paramount Group affiliate, for $64,650 (see Note 3).

Schedule 3—Real Estate and Accumulated Depreciation

December 31, 2013

	Type	Location	Encumbrances	Original		Costs Capitalized Subsequent to Acquisition				Total	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Property Name				Land	Building	Land and improvements	Building and improvements	Land Held for Development	Development and construction in progress
MRI Waterview	office/retail	Rosslyn, VA	210,000	78,300	297,669	—	36,575	—	—	412,544	(55,236)	2007	40

Notes to Schedule 3—Real Estate and Accumulated Depreciation

December 31, 2013

(dollar amounts in thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	2013	2012	2011
Real Estate:
Balance at the beginning of the year	$412,548	$414,601	$414,601
Additions to/improvements of real estate	—	144	—
Assets sold/written off	(4)	(2,197)	—

Balance at the end of the year	$412,544	$412,548	$414,601

Accumulated depreciation:
Balance at the beginning of the year	$46,119	$37,466	$28,275
Depreciation expense	9,117	8,653	9,191
Assets sold/written off	—	—	—

Balance at the end of the year	$55,236	$46,119	$37,466

Until                     , 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

                     , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses expected to be incurred by us in connection with the registration and distribution of the securities being registered under this registration statement are as follows (all amounts are estimates other than the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees):

SEC Filing Fee	$	*
NYSE Listing Fee		*
FINRA Filing Fee		*
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Director and Officer Liability Insurance Premium		*
Miscellaneous		*
Total	$	*

*	to be completed by amendment

ITEM 32. SALES TO SPECIAL PARTIES.

On May 12, 2014, in connection with the initial capitalization of our company, we issued 1,000 shares of our common stock of our company for an aggregate purchase price of $1,000. We will repurchase these shares at cost upon completion of this offering.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES.

On May 12, 2014 we issued 1,000 shares of our common stock in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. We will repurchase these shares at cost upon completion of this offering. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the formation transactions, we will issue an aggregate of              shares of our common stock and              common units with an aggregate value of $    billion, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, participants in the formation transactions that are transferring interests to us in the entities that own our properties and other assets prior to the formation transactions in consideration of such transfer. Each such person had a substantive, pre-existing relationship with us. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act.

ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability of our directors and authorizes us to eliminate such liability of our officers, to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us with respect to directors only, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s ultimate entitlement to indemnification, to:

•	any present or former director who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while serving as our director and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We have entered into indemnification agreements with each of our executive officers, directors and director nominees, whereby we indemnify such executive officers, directors and director nominees and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such executive officer or director is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

The partnership agreement also provides that our company, as general partner, are indemnified to the extent provided therein. The partnership agreement further provides that our directors, director nominees, officers, employees, agents and designees are indemnified to the extent provided therein.

Insofar as the foregoing provisions permit indemnification of directors, director nominees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to obtain an insurance policy under which our directors, director nominees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

Not applicable.

ITEM 36. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b)	The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Articles of Amendment and Restatement of Paramount Group, Inc.

3.2*	Form of Amended and Restated Bylaws of Paramount Group, Inc.

4.1*	Specimen Certificate of Common Stock of Paramount Group, Inc.

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

Exhibit Number	Exhibit Description

10.1*	Form of Limited Partnership Agreement of Paramount Group Operating Partnership LP

10.2*	Form of Registration Rights Agreement among Paramount Group, Inc. and the persons named therein

10.3*†	2014 Equity Incentive Plan

10.4*	Form of Indemnification Agreement between Paramount Group, Inc. and each of its Directors and Executive Officers

10.5*	Form of Contribution Agreement by and among Paramount Group, Inc., Paramount Group Operating Partnership LP and the other parties named therein

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1)

23.3*	Consent of Rosen Consulting Group

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

*	To be filed by amendment.
†	Compensatory plan or arrangement.

ITEM 37. UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, director nominees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                     , 2014.

Paramount Group, Inc.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of              and             , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-11 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Articles of Amendment and Restatement of Paramount Group, Inc.

3.2*	Form of Amended and Restated Bylaws of Paramount Group, Inc.

4.1*	Specimen Certificate of Common Stock of Paramount Group, Inc.

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1*	Form of Limited Partnership Agreement of Paramount Group Operating Partnership LP

10.2*	Form of Registration Rights Agreement among Paramount Group, Inc. and the persons named therein

10.3*†	2014 Equity Incentive Plan

10.4*	Form of Indemnification Agreement between Paramount Group, Inc. and each of its Directors and Executive Officers

10.5*	Form of Contribution Agreement by and among Paramount Group, Inc., Paramount Group Operating Partnership LP and the other parties named therein

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1)

23.3*	Consent of Rosen Consulting Group

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

*	To be filed by amendment.
†	Compensatory plan or arrangement.